Exhibit 99.1

Dear Shareholders,

A brief summary of our year-end results

Gazit-Globe had an excellent year in 2017. Our FFO per share rose by approximately 19%, to NIS 3.58, compared to NIS 3.02 per share in 2016. Meanwhile, the equity per share as of the end of 2017 totalled approximately NIS 51.4 per share, compared to NIS 41.7 per share at the end of 2016, an increase of approximately NIS 1.8 billion (22%), despite the ongoing appreciation of the shekel vis-à-vis other currencies in which we have investments. At the same time, we lowered our leverage level (expanded solo) to approximately 53.4% compared to 62% in 2016. The net rent from same properties in NIS rose by approximately 3.4%, while our occupancy rate remained high, rising from 95.5% at the end of 2016 to 96.1% this year. The net income attributable to equity holders of the Company totalled approximately NIS 493 million per share, and after neutralizing the impact of capital reserves from translation of foreign operations reclassified due to deconsolidation, approximately NIS 2,533 million.

What we did in 2017

This year, we continued the realization of the business plan we outlined at the beginning of 2016, namely, simplifying the company structure, increasing our private real estate portfolio as a percentage of our total portfolio, and lowering the company’s leverage.

North America

In March 2017, the merger between Equity One and Regency Centers was completed, forming the largest shopping center company in the United States. Upon completion of the merger, we sold, for the first time, shares of a public company that we founded, achieving a levered IRR of approximately 21%* over our 25-year investment. Additionally, we sold shares of First Capital Realty, our Canadian business which we grew and improved over 17 years, achieving a levered IRR of approximately 20%*.

In June, we founded Gazit Horizons, which serves as our private investment arm in the U.S. We recruited a U.S. regional team of Equity One alumni who have deep experience in the markets in which we are active. Since then, we have purchased three properties, one each in New York, Miami and Boston, for a total investment of approximately NIS 450 million. We intend to continue growing this portfolio to achieve a scope of approximately $2 billion-$3 billion of investments within 3-5 years.

* IRR calculation is based on management analysis of Gazit Globe’s levered return on its investment in local currency.

At the beginning of 2018, and after the U.S. tax reforms went into effect lowering corporate tax rates from 35% to 21%, we sold approximately 4.4 million shares of Regency Centers, for approximately $258 million of proceeds; as of the date of this letter, we hold approximately 8.2% of Regency Centers’ shares. We also achieved an additional profit of approximately $48 million from the equity derivatives positions we entered into on a basket of shares of real estate companies (unrelated to Regency Centers) in the U.S. These share sales were meant to serve two aims: lowering the company’s leverage, and financing investments in North America.

401 East 60th St., Manhattan New York,

Brazil

This year, we doubled our NOI to approximately NIS 130 million in Brazil, where our focus is on the city of Sao Paulo, the business capital of South America – a growing metropolis with 22 million residents. Active real estate management activities led to a year-over-year increase of approximately 9.2% in same property NOI. Steps taken included replacing a large number of tenants (in some cases as many as 100% of them) and the completion of the construction of Morumbi Town shopping center, which led to a significant increase in overall NOI from our portfolio. For example, at Top Center, a property located on Paulista Boulevard, Sao Paulo’s main thoroughfare, we increased NOI at acquisition by approximately 70%, while the yield grew from approximately 6.5% to 9% today.

In addition, we sold one of our investment properties, Extra Itaim, for approximately 350 million Real and achieved a profit of approximately 140 million Real, resulting in an annual unlevered IRR of approximately 25%. Near the end of the year, we signed an agreement to purchase one of the most significant properties in the Sao Paulo metropolitan area. The Internacional shopping center, with GLA of approximately 77,000 sq.m., is located on the highway to the airport, which carries about 850,000 vehicles per day. With 800,000 residents who live within a 5-kilometer radius of the property, the center draws in 30 million visitors a year and generates an annual turnover of approximately 1 billion Real. Moreover, it has additional approved development rights of approximately 200,000 sq.m. The deal is worth almost NIS 1 billion, half of which was funded from free cash flow at Gazit Brasil and cash from the disposition of Extra Itaim. Upon completion of the transaction, Gazit Brasil will become one of the three leading real estate players in Sao Paulo. We are continuing to improve our portfolio in Brazil, including expansion of existing properties, acquisitions of adjacent properties that are complementary to existing properties, and replacement of tenants. As the Brazilian economy recovers, this investment will serve as another major growth engine for the Group.

Shopping Light, Sao Paulo, Brazil

Israel

We are continuing with the expansion of our property portfolio in Gush Dan (the Tel Aviv metropolitan area). This year, we continued with the development of G City in Rishon Lezion. The western part of the property completed a massive renovation that was highlighted by the successful opening of Decathlon’s first flagship store in Israel. At the same time, we are in the midst of building additional commercial space that, upon completion, will make G City an approximately 80,000 sq.m. shopping center with an additional approximately 50,000 sq.m of retail and office development rights. G City is focused on leisure and entertainment, with an emphasis on providing necessity-based shopping and services for the densely populated area that surrounds it. Near the end of the year, Gazit Israel signed an agreement to acquire a property under construction at Kokhav Hatzafon for approximately NIS 105 million, which will complement our urban property portfolio in Tel Aviv, along with G Tzameret and G Tel Baruch – all of which are located in densely populated neighbourhoods with very strong demographics.

G City, Rishon Lezion, Israel

Northern Europe

We sold 14 properties in secondary cities in Finland and Norway, for approximately 325 million Euro, and invested in the purchase of an office building adjacent to a property under our ownership in Bergen, Norway, and in projects in Denmark and in Mölndal Galleria in Gothenburg, Sweden, both of which are anticipated to open in 2018. In addition, in Lippulaiva in Espoo, one of the wealthiest and fastest-growing areas in the Helsinki metropolis, we invested in the complete redevelopment (demolition and reconstruction) of the property as part of a new metro station complex in the heart of a residential area. The development, at a cost of approximately 310 million Euro, is expected to be completed in 2020. In April this year, we completed the development of our flagship property in Northern Europe, Iso Omena, which is also located in Espoo, where we have approximately 101,000 sq.m of GLA, with an occupancy rate of approximately 97% and approximately 15 million visitors per year. In November, the new metro station at Iso Omena was opened, with a line leading to Helsinki city-center, among other places; since then, the number of visitors has increased by over 30%, as total turnover climbed by approximately 40% and the turnover of existing tenants grew by more than 12%.

Iso-Omena, Espoo, Helsinki, Finland

Central Europe

This year, we sold our portfolio in Hungary and invested in expansion of the existing property portfolio in Warsaw, in which we will invest approximately 300 million Euro by the end of 2021. We are adding approximately 60,000 sq.m. of GLA at three properties: Targowek will grow by approximately 8,600 sq.m. when the development is completed at the end of 2018; Reduta will expand by approximately 5,600 sq.m., with additions including a cinema, a fitness center and a food court; and Atrium Promenada, the company’s flagship property, is set to be enlarged by approximately 44,000 sq.m., of which 7,600 sq.m. were completed this year and included the opening of an innovative Carrefour and TK Maxx. We will continue with these activities in 2018 and we expect to exit from additional territories.

Atrium Promenada, Warsaw, Poland

Our Strategy and Execution

Increasing our “Private Collection” of real estate directly held through our private subsidiaries and focusing on the direct acquisition of commercial properties that have high barriers to entry and are located in densely populated areas of central cities worldwide – urban hubs where people work, live and play – are central tenets of our long-term strategy. Indeed, as of the end of this year, approximately 69% of the Gazit-Globe asset portfolio is concentrated in 14 such cities, including Stockholm, Warsaw, Prague, Helsinki, Tel Aviv, New York, Sao Paulo and others. These cities have an ongoing influx of people and barriers to entry are among the highest in the world. We believe that such properties will generate outsized returns in the coming years, since, as more people flock into these growing metro areas, more tenants will want to rent space in the increasingly scarce locations where we own properties. This focus goes hand-in-hand with continued improvement of the property portfolio and the sale of non-core assets, as well as investment in other properties and projects that are compatible with our strategy.

The company’s investments, whether in acquisitions or (re)development, focus on mixed-use commercial properties located in densely populated areas of primary cities on streets with heavy pedestrian traffic and adjacent to convenient public transportation hubs. The focus on e-commerce and changes in consumer habits continue to affect the retail world and we believe the properties we own, are acquiring, and are developing as we implement our strategy are highly resilient to these factors and, indeed, actually stand to benefit from them. We also believe that the mixed-use format adds to a property’s success in the increasingly dynamic retail environment and is an important engine for growth in visitor numbers and turnover. In Miami, we are planning the development of a property with retail space on its lower levels and offices or hotels above. In Boston’s busy financial quarter, we acquired a property that combines commerce and office space. By utilizing our existing building rights – 50,000 sq.m. at G City in Rishon Lezion and 40,000 sq.m. in Kfar Sava, both in Israel; and 200,000 sq.m. at Internacional in Sao Paulo – we expect the combination of retail and offices to form a self-feeding loop that leads to sustained growth. At the same time, we will continue to adjust our tenant mix in order to integrate a range of uses that are ecommerce-resistant, such as dining, leisure activities, health and personal services and fitness centers, in addition to supermarkets and other necessity-based shopping, which we believe will continue to attract daily customers far into the future.

We are seeing that the income-producing real estate industry has ceased being a “spread investment” and is becoming a business for all purposes. After more than two decades of growth resulting from the economic recovery; the constant rise in rents; the development of capital markets (25 years ago, the REIT funds in the U.S. had a total equity investment cap of approximately $32 billion, compared to today’s total of more than $1 trillion); the development of the commercial debt market in the form of CMBS; and, of course, the ongoing decrease in the long-term interest rate, the commercial real estate is still perceived by some as a “spread investment.” Due to the positive environment, these investors seem to feel there is no need to take extraordinary steps or work hard in order for the investment to yield decent returns.

However, after so many years of high tide and maximization of rent, the income-generating real estate industry has ceased being a semi-passive “spread investment” due to changes in retail consumption habits; the entry of ecommerce; the reduction in office space due to technological developments that allow people to work at home; the constant improvement in the supply chain that reduces the amount of storage area required; and, of course, the change in interest rates, which have stopped falling. Thus, the industry is returning to what it was always supposed to be: a real business with profits and also losses, in which success requires a high level of experience, local expertise, energetic entrepreneurship and highly effective management. We are continuing to manage our real estate as we have done so successfully over the years – by building skilled and experienced local management teams who bring to each of our territories of operation the Group’s unique qualities and focused vision. Our management team continues to be prepared for change, and as always are ready to make adjustments to optimize their operations in the face of such changes. Bearing these points in mind and as a general philosophy, we do not believe in third-party management, but rather in organic management that is part of the Group and has no agenda other than the success of our company.

In conclusion, we have become much more selective in choosing the location of our properties. The quality of the location is determined by its scarcity, the barriers to entry for competition and convenient access, as well as the consumption power, disposable income and density of the population around the property. We are certain that properties located in the right place, with the right management team that knows how to make the right adjustments at the right time, will maximize their value and prosper.

Maintenance of proper leverage level was and is an additional strategic objective of the company. We are continuing to act determinedly to obtain an international investment rating that will open new equity and debt markets to Gazit-Globe. In 2017, we reduced the leverage level of the company to approximately 53.4%, dropping from approximately 62% at the end of 2016. We also improved the Group’s cash flow and posted strong growth in FFO and NAV. In addition, we diversified the sources of our banking relationships, and today foreign banks constitute approximately 56% of the Company’s credit facilities, compared to 39% at the end of 2016. The Company, on a stand-alone basis, ended 2017 with liquidity of approximately $1.15 billion and a staggered amortization schedule that provides us with flexibility and the ability to take advantage of opportunities.

Thanks

At the beginning of 2018, I replaced my partner, Dori Segal, as CEO. Considering Dori’s experience and deep familiarity with the Canadian market in general and particularly with First Capital, which Dori has built almost from scratch during the last 17 years, we decided that for now, Dori will dedicate his time to helping First Capital pursue new business opportunities. Dori did an excellent job at Gazit this year, and I thank him for that. I took the reins of management in order to continue implementing our strategy, and I will continue leading Gazit in the upcoming years to its rightful place as one of the world’s leading commercial real estate companies.

Thanks to all of our Company employees, around the world, for their devoted work throughout the year and successful execution of the strategic changes that the Company is undergoing. Many thanks to the shareholders and all other stakeholders for your faith in the Company and its management.

Yours sincerely.

Chaim Katzman,

CEO

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

PERIODIC REPORT FOR 2017

Chapter A	–	Description of the Company’s Business	1

Chapter B	–	Directors’ Report on the State of the Company’s Affairs	71

Chapter C	–	Consolidated Financial Statements as of December 31, 2017	130

Chapter D	–	Additional Details Regarding the Company (Including a Corporate Governance Questionnaire)	251

Chapter E	–	Separate Financial Statements as of December 31, 2017	301

Chapter F	–	Annual Report on the Effectiveness of Internal Control over Financial Reporting and the Disclosure	326

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

CHAPTER A – DESCRIPTION OF THE COMPANY’S BUSINESS – TABLE OF CONTENTS

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

GAZIT-GLOBE LTD

PERIODIC REPORT DESCRIBING THE COMPANY’S BUSINESS

The Company’s operations are described on a consolidated basis, unless explicitly stated otherwise.

A.	Description of the general development of the Company’s business and a summary description of its fields of operation

1.	The Company’s activities and its business development

1.1.	Gazit-Globe Group - General

The Company, through its public and private subsidiaries1 (collectively: the “Group”), is an owner, developer, and operator of supermarket-anchored shopping centers and retail-based, mixed-use properties located in urban growth markets in North America, Brazil, Israel, Northern, Central and Eastern Europe. The Group continues to look for opportunities within its core business, in geographies in which it already operates as well as other regions.

The Group’s strategy is to focus on growing its cash flow through the proactive management of its assets, recycling capital through investing (including with partners) in top-tier, necessity-driven retail properties in growing urban markets with redevelopment including mixed-use opportunities that have potential for cash flow growth and value appreciation; and divesting non-core assets with limited growth potential.

The Company’s strategy is to increase its direct ownership of real estate (operating without intermediary public companies), which in Management’s opinion will result in higher growth and better managed cash flows. Additionally, Management believes that increasing the directly owned real estate part of its portfolio will strengthen its financial ratios, which may lead to an international investment credit rating, and consequently, improve its cost and diversity of capital. In line with this strategy, in 2017 and until shortly before the publication of this report, the Company disposed of part of its holdings in the public companies in North America amounting to NIS 2.3 billion (for details refer to Section 8.1 and 9.1 below), and has established, during the year, a private operating arm, in U.S, Gazit Horizons Inc. For additional details regarding the strategy of the Company and its long-term objectives, see Section 24 below.

Currently, the Company operates generally through three investment categories:

●	Wholly-owned private subsidiaries that are consolidated in its financial statements and in which the Company outlines the strategy, is responsible for their financing activities, and oversees their operations. These operations are conducted through Gazit-Globe Israel (Development) Ltd. (“Gazit Development”), through the Company’s subsidiaries in Brazil (“Gazit Brasil”) and through Gazit Horizons Inc. (“Gazit Horizons”) in the U.S.. These companies do not separately amount to an operating segment.

●	Public entities under the Company’s control which employ a similar strategy, that are consolidated in its financial statements, in which the Company is the largest shareholder. These operations are conducted through Citycon Oyj. (“CTY”) and through Atrium European Real Estate Limited. (“ATR”). CTY and ATR, each, constitute a separate operating segment of the Company.

●	Public entities in which the Company has a material interest (but not control). These entities are First Capital Realty Inc. (“FCR”), which is presented according to the equity method[2], and Regency Centers Corporation (“REG”), which is presented at market value as a financial asset[3]. FCR and REG, each, constitute a separate operating segment of the Company.

[1]	Reference to affiliates includes, unless stated otherwise, companies that are fully consolidated by the Company, companies that are presented according to the equity method and Regency Centers Corporation.
[2]	On March 22, 2017, the Company completed the sale of 9 million shares of FCR. As a result of the sale, the Company no longer holds control in FCR and therefore, commencing in the first quarter of 2017, the Company ceased consolidating the financial statements of FCR and accounts for the remaining investment in FCR by the equity method.
[3]	Until March 1 2017, the Company also operated in the field of acquisition, developer, and operator of shopping centers in U.S through the subsidiary, Equity One Inc. (“EQY”). On March 1, 2017, the merger between EQY and REG was completed (refer to Sections 1.5 and 6 below), and as of said date the Company no longer consolidated the financial statements of EQY.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

The Group will be described below according to the fields of operation specified above, unless the information provided is relevant to all fields of operation, in which case it will be presented in a consolidated manner, and unless the information pertains to certain issues that concern the description of the Company itself, in which case it will be stated separately. The data included in the description of each of the investment property-related fields of operation will be presented according to the principal geographic regions in which the activity in each field is focused and the main use of the properties is commercial.

1.2.	The Company was incorporated in May 1982 and is listed for trade on the Tel Aviv Stock Exchange Ltd. since 1983, on the New York Stock Exchange (NYSE) (since 2011) and on the Toronto Stock Exchange (TSX) (since 2013), under the ticker symbol “GZT”.

1.3.	Group Properties as of December 31, 2017

	Country of operation	Holding interest	Income-producing properties	Properties under development	Other properties	GLA (square meters in thousands)	Carrying value of investment property (NIS in millions)
CTY	Finland, Norway, Sweden, Estonia and Denmark	44.6%	45	1	-	1,138	17,478
ATR	Poland, Czech Republic, Slovakia and Russia	59.6%	45	-	-	1,058	11,688
Gazit Brasil	Brazil (primarily in Sao Paulo)	100%	7	-	1	123	1,882
Gazit Development	Israel	100%	8	-	-	131	2,768
	Bulgaria and Macedonia	100%	1	-	-	6	214
Gazit Horizons	USA	100%	2	-	1	12	446
Gazit Germany	Germany	100%	2	-	-	35	344
Total carrying value			110	1	2	2,503	34,820
Jointly controlled properties (proportionate consolidation)			2	-	-	76	2,031
Total			112	1	2	2,579	36,851

In addition, as of December 31, 2017, the Company owns 32.6% of FCR’s outstanding shares. FCR owns 160 income-producing properties, primarily supermarket-anchored shopping centers, with a GLA of 2.2 million square meters, and with total assets of C$ 10.0 billion.

Also, as of December 31, 2017, the Company owns 10.9% of REG’s outstanding shares. REG owns 426 properties, primarily supermarket-anchored shopping centers, with a total GLA of 5.5 million square meters.

1.4.	The majority of the Company’s properties are neighborhood and regional shopping centers, located in growing urban areas, which are leased mainly to supermarket and other retail chains that provide essential services and needs to the population (in addition, the Company and its subsidiaries own real estate for future development)[4]. As of December 31, 2017, the Company does not have a principal tenant[5], and as of that date, the tenant that generates the highest revenue for the Group, out of all its tenants, is Kesko, who is a leading supermarket in the Nordic states, the income from which represented 2.6% of the rental income in 2017.

[4]	The Group owns unutilized construction rights in income-producing properties (which are not comprised of land), of a volume that is not material to the Company.
[5]	As this term is defined in the draft Securities Regulations (Details, Structure and Form of a Prospectus), 1969, published in December 2013, which anchor the disclosure guideline on investment property activity (as published by the Israel Securities Authority in January 2011).

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

1.5.	Following is the description of the Company’s business in the different territories in which it operates:

United States - In the United States, the Group operates since 1992. Until March 2017, the Group operated through EQY, a public company that was listed on the New York Stock Exchange and that was the owner, operator and developer of income-producing properties, mainly neighborhood and regional shopping centers that are anchored by supermarkets or by other retail stores.

On March 1, 2017, EQY completed a merger with REG, a U.S. Real Estate Investment Trust (REIT) that owns, operates and develops neighborhood and community supermarket-anchored shopping centers and is listed for trade on the NYSE. Within this framework, EQY was merged with and into REG, to the effect that REG is the surviving entity in the merger. Upon completion of the merger, the equity holders in EQY (including the Company) received shares in REG, in lieu of their shares in EQY, according to an exchange rate of 0.45 shares in REG for every share in EQY. In accordance with the strategy of the Company, from the date of the merger to the date of publication of this report, the Company disposed of holdings in REG in a monetary volume of $ 518 million (approximately NIS 1.8 billion).

In addition, commencing in 2017, the Group operates in the United States through Gazit Horizons, whose activity entails the acquisition of income-producing and development properties in major cities across the United States, predominantly New York, Miami and Boston. In 2017, the Company invested approximately U.S.$ 130 million in advancing the operations of Gazit Horizons. For further details refer to Section 10.3 below. For details regarding the Company’s investment in Gazit Horizons, refer to Section 24.2 below.

Canada - the Group operates in Canada since 1997, and since 2000 it operates there through FCR, a public company listed on the Toronto Stock Exchange, that is the owner, operator and developer of income-producing properties, mainly neighborhood and regional shopping centers that are anchored by supermarkets or by other retail stores, and is one of the largest companies in Canada in this sector. In March 2017, the Company disposed of holdings in FCR in an amount of NIS 500 million. As a result of the aforesaid sale of the shares in FCR, the Company is no longer consolidating the financial statements of FCR commencing in the financial statements for the first quarter of 2017. For additional details on the accounting treatment of FCR following the sale, see Note 2L to the financial statements).

Northern Europe - In Northern Europe, the Group operates, since 2004, through CTY, a public company whose shares are listed on the Helsinki Stock Exchange (OMX) in Finland. CTY is the owner, operator and developer of income-producing properties, mainly shopping centers, in the Nordic countries: Finland, Norway Sweden, Estonia and Denmark. In 2017, through to the date of publication of the report, the Company increased its holdings in CTY by approximately NIS 122 million. For the shareholders’ agreement between the Company and CPP Investment Board European Holdings S.ar, a wholly-owned subsidiary of Canada Pension Plan Investment Board (“CPPIBEH”), refer to section 22.5 below.

Central and Eastern Europe - Since 2008, the Group operates in Central and Eastern Europe through ATR, which is listed on the Vienna Stock Exchange (VSE) in Austria and on the NYSE Euronext in Amsterdam, the Netherlands. ATR is the owner, operator and developer of income-producing properties, mainly supermarket-anchored shopping centers and its activities are concentrated in leading urban areas primarily in Poland, the Czech Republic and Russia. For details regarding the agreement between the Company and ATR, refer to section 22.4 below.

Brazil - Since 2007, the Group operates in Brazil through its fully owned subsidiary (100%) Gazit Brasil. Gazit Brasil is an urban location-driven retail owner, manager, operator and redeveloper in the business capital of Latin America, Sao Paulo.

Israel - Since 2005, the Group has been operating in Israel through Gazit Development, which engages in the acquisition, development and operation of shopping centers, mainly in the greater Gush Dan.

Germany - Since 2006, the Group operates in the commercial asset sector in Germany. As part of the Company’s strategy, it continues to pursue opportunities for the disposal of the remaining properties in Germany.

1.6.	Group structure

For a description of the structure of the principal companies in the Group as of December 31, 2017, refer to section 1.7 of the Directors Report.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

2.	Investments in the Company’s capital and transactions in its shares in the last two years

2.1.	For details regarding a plan for the buyback of Company shares and debentures, see Note 3.8 to the Directors’ Report.

2.2.	For details regarding the vesting of restricted share units (RSUs) allotted to employees and officers in the Company, see Note 27 to the financial statements.

3.	Dividend distributions in the last two years

3.1	The Company’s long-term policy is to share the profits of the Company with its shareholders by distributing current quarterly dividends, subject to the cash flows of the Company, its business plans and the restrictions of the law.

For details regarding the dividend distribution policy adopted by the Company’s Board of Directors, see Section 3.3 of the Directors’ Report.

3.2	The following table presents summarized data of the dividends distributed by the Company to its shareholders from January 1, 2016 until immediately prior to the publication date of this report:

Date of distribution	Amount (NIS in thousands)
April 20, 2016	89,923 (NIS 0.46 per share)
June 16, 2016	68,420 (NIS 0.35 per share)
September 12, 2016	68,420 (NIS 0.35 per share)
December 13, 2016	68,431 (NIS 0.35 per share)
April 24, 2017	68,443 (NIS 0.35 per share)
July 3, 2017	68,443 (NIS 0.35 per share)
October 3, 2017	68,205 (NIS 0.35 per share)
January 2, 2018	67,711 (NIS 0.35 per share)

Additionally, On March 26, 2018, the Board of Directors of the Company approved the distribution of a dividend at NIS 0.38 per share and in an aggregate amount of NIS 74 million.

The balance of distributable profits (in accordance with the profit test as defined in the Companies Law, 1999) as of December 31, 2017, amounted to NIS 5,919 million.

3.3	No restrictions have been imposed on the distribution of dividends by the Company within the framework of its financial liabilities to financial entities and to its debenture holders, other than the provisions of the law and the provisions of the trust deed for the debentures (Series M), as described below.

Pursuant to the provisions of the trust deed to the debentures (Series M), the Company has undertaken not to make a distribution (as defined in the Companies Law, 1999), in any of the following events, including the occurrence of one of the following events as a result of such distribution: the equity of the Company6 falling below an amount in new Israeli shekels equal to U.S.$ 850 million; the arising of a cause to call for the immediate redemption of the debentures (Series M); the violation by the Company of any of its material obligations to the holders of the debentures (Series M).

[6]	In this context: “equity of the Company” signifies – the equity of the Company as per its consolidated financial statements (less minority interests). All parameters in this section will be determined on the basis of the consolidated financial statements of the Company (according to the representative exchange rate of the U.S. dollar against the NIS, as published by the Bank of Israel, on the date of the applicable financial statements), audited or reviewed, as appropriate, known on the date of passing of the resolution.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

B.	Other information

4.	Financial information concerning the Company’s fields of operation

Below is a summary of the financial data for each of the Company’s fields of operation (in NIS millions), based on Note 37 to the financial statements – Operating Segments Reporting.

For the year ended December 31, 2017

	Shopping centers in Northern Europe	Shopping centers in Central and Eastern Europe	Shopping centers in Canada	Financial asset Regency		Other segments	Consolidation adjustments (*)	Consolidated
	NIS millions
Field of operation rental income	1,454	1,060	1,927	-		398	(2,008)	2,831
Field of operation rental income rate	51%	37%	68%	0%		14%	(70%)	100%
Field of operation costs	613	485	704	-		29	(974)	857
Operating profit attributable to the Company’s equity holders	371	343	414	108	**)	369	(1,781)	(284)
Operating profit attributable to non-controlling interests	470	232	809	-		-	747	2,258
Total assets attributable to the field of operation	19,960	12,557	26,678	4,432		5,825	(20,489)	48,963
Total liabilities attributable to the field of operation	251	651	559	-		79	29,306	30,846

(*)	For details regarding adjustments made to the amounts in the consolidated financial statements, refer to Note 37 to the financial statements.
(**)	Total dividend income from investment in securities available for sale (REG).

For the year ended December 31, 2016

	Shopping centers in Northern Europe	Shopping centers in Central and Eastern Europe	Shopping centers in Canada	Other segments	Consolidation adjustments (*)	Consolidated
	NIS millions
Field of operation rental income	1,555	1,092	1,960	340	(2,106)	2,841
Field of operation rental income rate	55%	38%	69%	12%	(74%)	100%
Field of operation costs	559	628	808	153	(996)	1,152
Operating profit attributable to the Company’s equity holders	434	263	435	176	(510)	798
Operating profit attributable to non-controlling interests	562	201	717	11	(600)	891
Total assets attributable to the field of operation	21,663	12,132	25,215	5,548	22,329	86,887
Total liabilities attributable to the field of operation	282	650	431	405	51,351	53,119

(*)	For details regarding adjustments made to the amounts in the consolidated financial statements, refer to Note 37 to the financial statements.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

For the year ended December 31, 2015

	Shopping centers in Northern Europe	Shopping centers in Central and Eastern Europe	Shopping centers in Canada	Other segments	Consolidation adjustments (*)	Consolidated
	NIS millions
Field of operation rental income	1,421	1,192	2,001	344	(2,150)	2,808
Field of operation rental income rate	51%	42%	71%	12%	(76%)	100%
Field of operation costs	667	560	867	181	140	2,415
Operating profit attributable to the Company’s equity holders	324	342	484	145	(1,551)	(256)
Operating profit attributable to non-controlling interests	430	290	650	18	(739)	649
Total assets attributable to the field of operation	21,679	12,892	23,179	4,454	22,032	84,236
Total liabilities attributable to the field of operation	436	570	399	74	51,762	53,241

(*)	For details regarding adjustments made to the amounts in the consolidated financial statements, refer to Note 37 to the financial statements.

The Company reports several operating segments, as specified in section 1.1 above.

For details regarding the changes in each of the aforesaid parameters in the years 2017 and 2016, refer to the Directors’ Report.

5.	General environment and the effect of external factors on the Company’s operations

5.1.	The income-producing properties field is inherently exposed to developments in the business-economic environment. Accordingly, factors such as changes in consumer preferences (including the strengthening of alternative consumer platforms, such as e-trade platforms), changes in consumer purchasing power and habits, reduction in economic activity, whether in general or in a specific region, changes in interest rates, changes in currency exchange rates, fluctuations in inflation rates, as well as other factors, can affect the ability of property tenants to meet their commitments to the Group and, consequently, the ability of the Group to continue renting out its properties at the same rent levels and at the same occupancy levels. For details concerning risk factors that affect the Group’s operations, refer to section 27 below and section 4 of the Directors’ Report.

In light of the fact that the Group operates in geographical regions having different market characteristics and different macro-economic environments, the market characteristics and the macro-economic environment that may be relevant to the Group’s operations in each of the main countries in which it operates and with respect to each of its fields of operation, will be specified within the framework of the description of each field of operation (refer to sections 6.3, 7.3, 8.3, 10.1.4, 10.2.1 and 10.3.1 below). In the Company’s estimation, based on the asset profile in which the Company invests and given the investment strategy of the Company, which focuses predominantly on urban areas growing and densely populated areas, the Company’s results are exposed to lesser risk.

The above Company’s estimations are considered forward looking information as defined in the Securities Law, which is based on factors outside the exclusive control of the Company. These estimations are based, among other things, on facts and data relating to the current condition of the Group, its business, the current conditions of the segments in which the Group is active, all based on the available knowledge of the Company at the date of this report. The Company is not certain that these expectations and estimations will in fact materialize, and the results of the Company’s activity could be materially different from the estimated results or the results that could be derived from the above estimations, due to changes in either one of the aforementioned factors, or as a result of other factors which as of this date, the Company is unaware of, or is unaware of their influence on the Company, its activities and operational results.

5.2.	Entry barriers

The Company believes that the entry barriers in its fields of operation are as specified below:

●	The Company’s activity focuses on densely populated areas in central cities in which the supply of assets and spaces available for lease is inherently limited. As such, for the most part, existing holders of properties hold a competitive advantage.

●	Commencing operations in urban areas, either by constructing commercial assets and acquiring existing assets or by the acquisition of existing operations in urban areas, requires financial stability and financing capability which necessitate, mostly, having sizeable equity.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

●	Entry into these fields of operation demands expertise and experience, primarily in the retail real estate sector, but also in the realm of financing. Additionally, property management and operating costs are also influenced by the quantity of properties managed, and the operation and management of single centers constitutes a relative drawback when compared with asset management in the volume of the Group’s operations.

●	The Group’s fields of operation are also characterized by its leases with large tenants, such as major retail chains or food and beverage chains such as coffee shops. Usually, a landlord who owns a large number of properties has an advantage when it comes to entering into leases and in relationships with tenants of this kind.

5.3.	Exit barriers

Considering the character of the Group’s properties and operations, exiting its fields of operation would not be immediate and would depend on the sale of properties, which could take a substantial amount of time, and that is affected by perception of the requested consideration on the backdrop of the macroeconomic condition of the relevant market. Nevertheless, the holdings of the Company in public companies are, inherently, more liquid and more readily disposable, depending on the condition of the markets.

5.4.	Property acquisition criteria

The principal criteria guiding the Company and its subsidiaries when assessing the investment opportunities it encounters are as specified below:

●	The location of the property in central cities and growing areas with strong demographic characteristics and high entry barriers, including the population density and the dominance of the property in the area (catchment area), as well as the economic characteristics of the population.

●	The geographic location of the property, including access roads, its visibility and the availability of parking spaces in the property and around it (if such exist) as well as its proximity to central traffic arteries such as public transportation such as bus or train stations;

●	Economic, demographic, and regulatory aspects, together with other conditions, at both a local and a regional level;

●	Aspects of competition from similar properties, including the likelihood of future competition and/or entry barriers for competitors;

●	Forecasts of the cash flows from the property and the potential for its increase, expansion or redevelopment over time, including the terms of the lease contracts and the present rental income compared with market conditions and the potential to increase rental income through re-leasing;

●	The tenant mix in the property and in the area, their financial soundness and their position as market leaders;

●	The level of demand and the supply of properties of a similar class in the area and assessment of the existing and anticipated supply of commercial real estate in the region of operation, in relation to the growth in the local population and in its purchasing power (“retail density”);

●	Proximity of the property to other properties of the Group, so as to reduce and optimize the management costs of a group of assets as opposed to a single asset. ;

●	The ratio of the expected yield from the property to the cost of capital, and an assessment of the risks that are likely to be encountered in achieving this yield as well as the potential for increasing such yield;

●	Prevalence of mixed usage, which incorporates commercial areas adjacent to office or residential dedicated areas, or the possibility of renovating the asset so as to mix the usage in this way.

●	The value of the land, the environmental conditions, and the potential for increasing their value, as well as the size of the property and the possibility of expanding/renovating the property or re-tenanting it in such a manner as to increase the potential earning capacity of the property;

5.5.	Property disposal criteria

The principal criteria guiding the Company and its subsidiaries when assessing the disposal of properties are as specified below:

●	Failure to meet the Group’s criteria for the acquisition of properties, as specified in section 5.4 above, including lack of fit of these properties to the Company’s core activity, in terms of the asset’s character and location (“non-core assets”), as well as in terms of their location in cities with limited growth potential;

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

●	Assets placed outside of urban, densely populated areas or outside the cities in which the Company’s activity is focused.

●	Exhaustion of the improvement potential of the property or of the activity;

●	Realization of real estate opportunities in a specific region.

5.6.	Legislative restrictions and competition structure

For details regarding legislative restrictions applying to the Company and its subsidiaries, refer to section 21 below; for details regarding the structure of the competition in the fields of operation, refer to section 13 below.

C.	Description of the Company’s Segments of Activity

6.	Acquisition, development and management of shopping centers in Northern Europe

6.1.	General

In Northern Europe, the Company operates mainly through CTY, whose shares are listed on the Helsinki Stock Exchange (OMX), in Finland. CTY is the owner, developer and operator of supermarket-anchored urban shopping centers in Finland, Norway, Sweden, Estonia and Denmark.

As of December 31, 2017, CTY owns 46 income-producing properties with a GLA of 1.2 million square meters and a shopping center under development.

During the reporting period, the Company purchased close to 6.3 million shares of CTY in a total amount of EUR 13 million (NIS 55 million) and as of December 31, 2017, the Company directly holds 44.6% of CTY’s issued share capital and voting rights (44% on a fully diluted basis). Subsequent to reporting date until the date of publication of the report, the Company purchased an additional 8.3 million shares of CTY in a total amount of EUR 16 million (NIS 67 million) and as of the date of publication of the report holds 45.5% of CTY’s issued share capital and voting rights.

In July 2015, CTY completed the acquisition of Sektor Gruppen AS (“Sektor”), a private company that focuses on the ownership, management and development of supermarket-anchored shopping centers in Norway and is the second largest player in this sector in Norway, for a total consideration of EUR 1.5 billion (NIS 6.5 billion).

In June 2014, CTY completed a private placement of 77.9 million shares (representing 15% of CTY’s post-issuance share capital) to CPPIBEH. Concurrent with CTY and CPPIBEH’s entering into the agreement for the said private placement, the Company entered into a governance agreement with CPPIBEH as provided in section 22.3 below.

During the reporting period, CTY sold properties that are not in its core business, in the amount of EUR 325 million, and acquired, invested, improved and developed projects in the amount of EUR 299 million, including in the Iso Omena and Lippulaiva shopping centers in the vicinity of Helsinki, Finland, and the Molndal Galleria shopping center in Gutenberg, Sweden.

CTY’s principal customers are supermarkets, retail stores (local and international) and banks. One of its tenants is Kesko, a leading Nordic supermarket chain, with more than 2,000 stores across Finland, Sweden, Norway, Estonia and Denmark, and 5.3% of CTY’s rental income in 2017 are from its engagements with various chains owned by Kesko (6.6% in 2016).

The duration of CTY’s rent engagements depends on the type of property being rented and the type of tenant. As a rule, CTY enters into long-term agreements for periods of 10-15 years (occasionally even 20 years) with large anchor tenants. With tenants leasing smaller spaces, rent agreements are usually for periods of 3 to 5 years.

According to most of the agreements signed between CTY and its tenants, tenants undertake to pay the operating costs which CTY incurs in maintaining the property, in addition to rent (which is linked to the Cost of Living Index or updated annually at a minimum rate). In addition, CTY has lease agreements in which the rent is determined also based on a certain percentage of the revenue turnover of the property’s tenant, this in addition to the fixed rent (however, this component is immaterial to CTY’s total rental income).

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.2.	Summary results of operation

Following are the summary results in the field of operation for the years ended December 31, 2017, 2016 and 2015 (in NIS thousands and in EUR thousands):

	For the year ended December 31
	2017	2016	2015	2017	2016	2015
	In NIS thousands			In EUR thousands
Total rental income (consolidated)	1,373,004	1,409,636	1,272,316	338,182	331,779	295,571
Gains (losses) from revaluations consolidated)	(176,787)	113,488	31,646	(42,884)	25,945	7,346
Operating profit (consolidated)(*)	782,200	905,843	693,972	193,097	213,243	160,932
Same property NOI (consolidated)	560,171	578,055	-	137,929	136,029	-
Same property NOI (Company’s share)	246,911	251,597	-	60,796	59,206	-
Total NOI (consolidated)	927,626	955,875	859,214	228,467	224,934	199,612
Total NOI (Company’s share)	408,877	412,695	347,996	100,703	97,117	80,660

(*)	The operating profit refers to the accounting operating profit in accordance with IFRS, excluding revaluation gains.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.3.	Economic data regarding geographic regions

The table below provides the macro-economic characteristics14 of CTY’s main operating regions:

Macro-economic parameters	Finland			Sweden			Norway
	As of December 31			As of December 31			As of December 31
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Gross domestic product (PPP)	U.S $ 242 billion	U.S.$ 230 billion	U.S.$ 225 billion	U.S $ 522 billion	U.S.$ 498 billion	U.S.$ 467 billion	U.S $ 376 billion	U.S.$ 365 billion	U.S.$ 353 billion
GDP per capita (PPP)	U.S. $ 44,050	U.S. $ 41,813	U.S. $ 41,065	U.S. $ 51,264	U.S. $ 49,678	U.S. $ 47,319	U.S. $ 70,590	U.S. $ 69,296	U.S. $ 67,671
GDP growth rate (PPP)	5.43%	2.33%	1.22%	4.73%	6.56%	7.71%	3.09%	3.37%	1.86%
GDP growth rate per capita (PPP)	5.35%	1.81%	1.51%	3.19%	4.99%	5.87%	1.87%	2.40%	0.75%
Inflation rate	0.53%	0.94%	0.42%	1.80%	1.20%	0.43%	1.90%	3.00%	2.30%
Yield on long-term government debt[15]	0.55%	0.54%	0.83%	0.73%	0.74%	0.99%	1.57%	1.71%	1.48%
Rating of long-term government debt[16]	AA+/Aa1	AA+/Aa1	AAA/ Aaa	AAA/ Aaa	AAA/ Aaa	AAA\Aaa	AAA/ Aaa	AAA/ Aaa	AAA/ Aaa
Consumer confidence index[17]	24	19.5	2.4	108.2	103.2	98.6
Unemployment rate[18]	8.70%	9.09%	9.49%	6.57%	6.91%	7.73%	4.00%	4.70%	4.37%
Change in consumer expenditure[19]	2.70%	3.40%	(1.40%)	3.80%	3.60%	4.00%
Exchange rate of local currency to U.S.$ as of December 31[20]	U.S $ - Euro 1.198	U.S.$ - Euro 1.054	U.S.$ - Euro 1.093	U.S $ - SEK 0.122	U.S.$ - SEK 0.110	U.S.$ - SEK 0.119	Euro – U.S. $ 0.122	Euro – U.S. $ 0.116	Euro – U.S. $0.113

[14]	Unless stated otherwise, the data provided in the table are based on publications of the IMF World Economic Outlook Database, October 2017. It is noted that the International Monetary Fund data for 2017 are projections by the International Monetary Fund as of October 2017. In addition, the product data presented for the years 2015-2017, which are taken from the publication of the International Monetary Fund for 2017, are in terms of 2017 prices.
[15]	According to a Trading Economics publication (www.tradingeconomics.com), with respect to the yield on 10-year government debentures.
[16]	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
[17]	According to Trading Economics data (www.tradingeconomics.com).
[18]	According to IMF data (www.imf.org).
[19]	According to Trading Economics data (www.tradingeconomics.com).
[20]	According to OandA data (www.oanda.com). Representative exchange rate as of December 31, 2015, December 31, 2016 and December 31, 2017.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

Additional macro-economic data

In 2017, the macro-economic environment in Sweden, Estonia and Denmark remained strong or relatively strong, while the economy in Finland recorded the highest growth rate in 5 years.

The projected GDP growth for 2018 in the areas in which CTY operates is higher than the average GDP growth projected for the Eurozone (close to 2.4%), with the exception of Norway, with a projected growth of 1.9% and Denmark, with a projected growth of 2%.

In the reporting period, the rate of unemployment remained stable in Denmark, but decreased in Finland, Norway and Sweden.

The consumer confidence index in Finland hits a record high, showed some increase in Estonia and remained relatively stable, with a slight decrease.

The growth rate of retail sales, an index that affects CTY’s activity, grew slightly in Finland, Norway and Sweden and remained stable in Estonia and in Denmark.

In the reporting period, rental in central shopping centers in Finland remained relatively stable compared with 2016. In Sweden, rental in central shopping centers continued to rise, while the rental in such centers remained stable in Denmark and Estonia.

6.4.	Aggregate data about the field of operation

The tables below provide data about CTY’s income-producing properties. The data in sections 6.4 and 6.5 below do not include data for Kista Galeria7, which is jointly-controlled and is presented according to the equity method.

The data in section 6.4 and 6.5 below are presented in Swedish Krona for Sweden and Denmark, which is the commercial currency for majority of the properties in this region, including properties in this region with different principal commercial currency, and for which the currency was converted to Euro according to the exchange rate known at period-end for balance-sheet date and the average exchange rate for operating results data.

The data in section 6.4. below in relation to Norway are presented in Norwegion Krona for Norway, which is the commercial currency in Norway.

6.4.1.	GLA of income-producing properties

The following table provides details regarding the GLA of CTY’s income-producing properties as of December 31, 2017 and 2016 (in square meter thousands):

		As of December 31
		2017		2016
Region			As a percentage of total property GLA		As a percentage of total property GLA
Finland	Consolidated	354	31.2%	438	36.0%
	Company’s share	158		192
Sweden and Denmark	Consolidated	249	21.9%	227	18.6%
	Company’s share	111		99
Norway	Consolidated	433	38.0%	434	35.6%
	Company’s share	193		190
Estonia	Consolidated	102	8.9%	120	9.8%
	Company’s share	45		52
Total	Consolidated	1,138	100%	1,219	100%
	Company’s share	507		533

[7]	Kista Galeria, in which CTY holds 50%, is located in Stockholm, Sweden, and has an area of 92.5 thousand square meters. As of December 31, 2017, the fair value of the property was approximately EUR 610.5 million.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.4.2.	Segmentation of the fair value of income-producing properties

The table below provides data about the value of CTY’s income-producing properties as of December 31, 2017 and December 31, 2016:

		As of December 31
		2017		2016
Region			As a percentage of total property value		As a percentage of total property value
Finland (in EUR	Consolidated	1,531,663	37.5%	1,783,035	40.8%
thousands)	Company’s share	682,997		782,476

Sweden and Denmark	Consolidated	8,641,583	21.5%	7,406,565	17.8%
(in SEK thousands)	Company’s share	3,853,442		3,250,334

Norway (in NOK	Consolidated	13,504,384	33.6%	13,355,336	33.6%
thousands)	Company’s share	6,021,856		5,860,923

Estonia (in EUR	Consolidated	305,965	7.4%	339,914	7.8%
thousands)	Company’s share	136,435		149,170

Total (in NIS thousands)	Consolidated	16,975,220	100%	17,663,864	100%
	Company’s share	7,569,241		7,751,374

6.4.3.	NOI

The table below provides data about CTY’s NOI for 2015-2017:

		2017		2016		2015
Region			As a percentage of the total property NOI		As a percentage of the total property NOI		As a percentage of the total property NOI
Finland (in EUR	Consolidated	84,708	37.1%	87,800	39.0%	96,921	48.6%
thousands)	Company’s share	37,337		38,215		41,616

Sweden and	Consolidated	398,104	18.1%	364,021	17.1%	371,637	19.9%
Denmark (in SEK thousands)	Company’s share	175,477		152,977		139,413

Norway (in NOK	Consolidated	742,201	34.8%	687,585	32.9%	329,139	18.4%
thousands)(*)	Company’s share	327,144		299,274		115,434

Estonia (in EUR	Consolidated	22,841	10.0%	24,685	11.0%	26,171	13.1%
thousands)	Company’s share	9,776		10,537		11,237

Total (in NIS	Consolidated	927,626	100.0%	955,875	100.0%	859,214	100.0%
thousands)	Company’s share	408,877		412,695		347,996

(*)	Relates to NOI in respect of the activity in Norway as from July 1, 2015.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.4.4.	Revaluation gains (losses)

The table below provides data about CTY’s revaluation gains (losses) for the years 2015-2017:

		2017		2016		2015
Region			As a percentage of the total revaluation gains (losses)		As a percentage of the total revaluation gains (losses)		As a percentage of the total revaluation gains (losses)
Finland (in EUR	Consolidated	(44,712)	104.3%	(33,163)	(127.8%)	(37,081)	(504.8%)
thousands)	Company’s share	(19,708)		(14,434)		(15,922)
Sweden and	Consolidated	294,623	(71.3%)	375,799	153.0%	370,509	539.3%
Denmark (in SEK thousands)	Company’s share	129,863		163,567		159,088
Norway (in NOK	Consolidated	(207,118)	51.8%	183,952	76.3%	1,411	2.1%
thousands)	Company’s share	(91,293)		80,065		606
Estonia (in EUR	Consolidated	(6,541)	15.2%	(383)	(1.5%)	4,655	63.4%
thousands)	Company’s share	(2,883)		(167)		1,999
Total (in NIS	Consolidated	(176,787)	100.0%	113,488	100.0%	31,646	100.0%
thousands)	Company’s share	(77,924)		49,396		13,588

(*)	In respect of revaluation gains in Norway, relating to the period from July 1, 2015.

6.4.5.	Average rent per square meter

The table below provides data about CTY’s average monthly rent per square meter for 2017 and 2016:

	For the year ended December 31
Region	2017	2016
Finland (in EUR)	26.3	26.2
Sweden and Denmark (in SEK)	197.1	195.0
Norway (in NOK)	203.1	199.3
Estonia (in EUR)	20.7	20.5

6.4.6.	Average occupancy rates

The table below provides data about the occupancy rates of CTY’s properties as of December 31, 2017, and average occupancy rates for the years 2017 and 2016:

Region	As of December 31, 2017	For the year ended December 31, 2017(*)	For the year ended December 31, 2016(*)
Finland	93.0%	93.1%	93.5%
Sweden and Denmark	96.8%	96.7%	96.0%
Norway	98.4%	98.6%	98.6%
Estonia	97.6%	98.4%	99.3%

(*)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.4.7.	Number of income-producing properties

The table below provides data about the number of CTY’s income-producing properties as of December 31, 2017 and 2016:

	For the year ended December 31
Region	2017	2016
Finland	14	23
Sweden and Denmark	10	9
Norway	19	22
Estonia	2	3
Total	45	57

6.4.8.	Average yields

The table below provides data about CTY’s actual average yields as of December 31, 2017 and 2016 (based on property value at the end of the year):

	For the year ended December 31
Region	2017	2016
Finland	4.7%	5.2%
Sweden and Denmark	5.2%	5.3%
Norway	5.4%	5.2%
Estonia	7.5%	7.3%

6.5.	Expected rental income from lease agreements entered into(*)

Period of recognition of income	Income from fixed components (in NIS thousands)	Income from variable components (estimate) (in NIS thousands)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2018 Quarter 1	85,493	3,193	790	85
Quarter 2	41,036	1,532	416	49
Quarter 3	44,470	1,661	182	39
Quarter 4	67,539	2,522	273	63
2019	184,802	6,901	620	158
2020	191,604	7,155	648	169
2021	183,244	6,843	476	144
2022 and thereafter	354,370	13,234	568	349
Total	1,152,558	43,041	3,973	1,056

(*)	The Company’s management does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. The data therefore assume non-exercise of tenant option periods.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.6.	Aggregate data about investment properties under construction in the field of operation

The table below provides aggregate data about CTY’s properties that were classified as investment properties under construction in the Company’s financial statements:

		For the year ended December 31,
Region	Parameters	2017	2016	2015
Finland	Number of properties under construction at the end of the period	1	1	1
	Total GLA under construction (planned) at the end of the period (in square meter thousands)	44.3	4.2	4.2
	Total costs invested in the current period (consolidated) (in EUR thousands)	44,000	20,218	13,336
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	120,961	51,400	27,317
	Construction budget during the subsequent period (estimate) (consolidated) (in EUR thousands)	48,000	4,182	24,400
	Total balance of estimated construction budget for completion of the construction works (estimate for the end of the period) (consolidated) (in EUR thousands)	171,000	4,182	24,400
	Percentage of the GLA under construction with respect to which lease agreements have been signed	55%	100%	100%
	Expected annual revenue (consolidated) (in EUR thousands)	-	-	-

6.7.	Aggregate data about plots of land in the field of operation

As of December 31, 2017 and 2016, CTY did not own plots of land for investment.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.8.	Acquisition and sale of properties (aggregate)

The table below provides data about properties sold and acquired by CTY in 2017 - 2015:

			For the year ended December 31,
Region			2017	2016	2015
Finland	Properties sold	No properties were sold in the period	9	5	19
		Proceeds from the realization of properties sold during the period (consolidated) (in EUR thousands)	235,050	74,000	98,000
		Area of properties sold during the period (consolidated) (in square meter thousands)	108.5	46.8	73.9
		NOI of properties sold (consolidated) (in EUR thousands)	11,124	3,587	5,500
		Profit (loss) recorded from the sale of properties (consolidated) (in EUR thousands)	(3,980)	3,426	(8,815)
Sweden and Denmark	Properties sold	Number of properties sold during the period	2	-	3
		Proceeds from the realization of properties sold during the period (consolidated) (in SEK thousands)	346,831	-	467,640
		Area of properties sold during the period (consolidated) (in square meter thousands)	11.6	-	37
		NOI of properties sold (consolidated) (in SEK thousands)	1,301	-	57,700
		Profit (loss) recorded from the sale of properties (consolidated) (in SEK thousands)	101,284	-	(78,000)
	Properties acquired	Number of properties acquired during the period	1	-	-
		Cost of properties acquired during the period (consolidated) (in SEK thousands)	698,480	-	-
		NOI of properties acquired (consolidated) (in SEK thousands)	2,707	-	-
		Area of properties acquired during the period (consolidated) (in square meter thousands)	15.3	-	-
Norway	Properties sold	Number of properties sold during the period	3	-	-
		Proceeds from the realization of properties sold during the period (consolidated) (in NOK thousands)	503,528	-	-
		Area of properties sold during the period (consolidated) (in square meter thousands)	26.1	-	-
		NOI of properties sold (consolidated) (in NOk thousands)	17,847	-	-
		Profit (loss) recorded from the sale of properties (consolidated) (in NOK thousands)	(4,810)	-	-
	Properties acquired	Number of properties acquired during the period	1	-	-
		Cost of properties acquired during the period (consolidated) (in NOK thousands)	727,319	-	-
		NOI of properties acquired (consolidated) (in NOK thousands)	39,741	-	-
		Area of properties acquired during the period (consolidated) (in square meter thousands)	19	-	-
Estonia	Properties sold	Number of properties sold during the period	-	1	-
		Proceeds from the realization of properties sold during the period (consolidated) (in EUR thousands)	-	24,000	-
		Area of properties sold during the period (consolidated) (in square meter thousands)	-	12	-
		NOI of properties sold (consolidated) (in EUR thousands)	-	424	-
		Profit (loss) recorded from the sale of properties (consolidated) (in EUR thousands)	-	(275)	-

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.9.	Material income-producing property

The table below presents data regarding Iso Omena, a material income-producing property of the Group as of December 31, 2017:

Iso Omena *)		Information regarding the material asset ( MEUR)													Appraiser additional information
		Year	End of the period account balance (NIS in millions)	End of the period fair value	Rental revenues	Actual NOI	Actual yield rate (%)	Adjusted yield rate (%)	Yield rate on cost (%)	Loan to value (LTV) (%)	Valuation profit (loss)	End of the period occupancy rate (%)	Average rent per sq.m. /month	Average sales per sq.m./year **)	Valuation date	Appraiser’s identity and experience	Valuation methodology	Valuation’s main assumption _______ Cap rate
Location	Espoo, Finland	2017	3,110	750.0	30.0	26.2	3.5%	4.2%	4.1%	0%	33.9	96.9%	34.3	4,163.9	31/12/2017	CBRE The appraiser from CBRE has an experience of over 10 years.	DCF	4.5%
Currency	EUR
Primary use	Retail (Shopping Centre)	2016	2,720	672.5	21.7	20.1	3.0%	3.2%	3.4%	0%	11.3	96.2%	35.4	4,047.1	31/12/2016	JLL The appraiser from JLL has an experience of over 10 years.	DCF	4.74%
Acquisition costs	411
Gazit Company’s holding rights	fully owned through subsidiary held at 44.6%
GLA, sq.m.	100,900	2015	1,880	442.9	19.6	19.2	4.3%	3.7%	5.1%	0%	4.6	99.8%	33.3	4,072.6	31/12/2015	JLL The appraiser from JLL has an experience of over 10 years.	DCF	5.0%
Retail GLA, sq.m.	84,600

*)	Iso Omena’s extension and (re)development project started in early summer 2013. The first phase of Iso Omena’s extension was opened on 11 August 2016. The extension contains 27,000 square meters of additional gross leasable area. The second phase was opened on 20 April 2017 comprising an additional 13,000 square meters of gross leasable area. The investment for the Iso Omena extension project, including partial (re)development of the existing shopping Centre, amounts to EUR 269.5 million. Approximately 90% of the additional areas were leased.

**)	The presented information is to the best of the Company’s management knowledge, and relies on information received from the tenants. Therefore, the Company is unable to verify that this information is indeed correct.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.10.	Human capital

6.10.1.	As of December 31, 2017, CTY (and its wholly-owned subsidiaries) has 247 employees (272 employees in 2016), as follows: Norway – 108 employees; Finland – 70 employees; Sweden – 56 employees; Estonia – 10 employees; Netherlands – 2 employees; Denmark – 1 employee.

The aforementioned employees are employed under personal contracts, and are entitled to a base salary and various benefits, according to their corporate rank position. Officers and key employees at CTY are also entitled to long-term stock-based compensation, inter alia, as detailed below.

6.10.2.	CTY has an option plan for key employees from 2011, up to a scope of 14.6 million options (exercisable into 12.47 million shares and expiring in 2018).

CTY also has a compensation plan for key employees from 2015, up to a scope of 4.3 million shares. The plan is conditional upon the achievement of performance targets and on criteria prescribed by the Board of Directors of CTY. In addition, in 2015 CTY approved another compensation plan for a limited group of employees, up to a scope of 700 thousand shares, effective until 2018. For additional details regarding CTY’s compensation plans, refer to Notes 8f’(3) and 8f(4) to the financial statements.

6.11.	Credit and financing

During the reporting period, CTY continued implementing its strategy of strengthening its balance sheet and its financial position, reducing its financing costs, improving its liquidity and extending the repayment dates of its debt. Within this framework, it has taken several measures, including the issuance of unsecured debentures, used primarily for repaymet of the marketable securities issued by CTY.

6.11.1.	Credit rating – The debentures of CTY are rated BBB (Negative Outlook) by Standard & Poor’s and Baa1 (Negative Outlook) by Moody’s.

6.11.2.	Additional financing obtained from financial institutions - As of December 31, 2017, CTY and its wholly-owned subsidiaries have long-term loans (including current maturities) in a total amount of EUR 110 million (NIS 435 million), as well as an unsecured revolving credit facility in the amount of EUR 530.5 million (NIS 3 billion, which is unutilized as of the date of the report).

In addition, CTY has commercial securities from financial institutions in the amount of EUR 142.2 million, which are repayable within a year.

6.11.3.	Debentures - As of December 31, 2017, CTY has unsecured debentures of par value EUR 1,858 million. The debentures bear a constant interest at an annual rate ranging between 1.25% and 3.9% and are redeemable in between 2020 and 2027. For the debenture ratings, refer to section 6.11 above.

For additional details regarding the debentures of CTY, including debentures issued during the reporting period, refer to Note 19c’ to the financial statements..

6.11.4.	Summary of balances:

The following table presents unsecured long-term credit and loans (including current maturities), which are not intended for specific use, which were received by CTY from financial institutions to finance its operations, as of December 31, 2017:

	Balance (EUR in millions)	Weighted interest rate (*)	Average repayment period (years) (**)
Loans at variable interest – NOK secured	101.2	2.17%	5.5
Debentures at fixed interest – EUR	1,489.4	2.60%	5.4
Debentures at variable interest - NOK	126.5	2.42%	3.2
Debentures at fixed interest - NOK	242.0	3.42%	7.6
Total	1,959.1

(*)	The effective interest rate is not materially different from the weighted interest rate.

(**)	Calculated only according to the repayment dates of the credit principal.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.11.5.	Financial covenants

Some of the unsecured loans, debentures and credit facilities granted to CTY and its wholly-owned subsidiaries in the ordinary course of business require compliance with financial and other covenants. For details regarding the financial covenants, refer to Notes 21d(2) and 19c to the financial statements.

As of December 31, 2017 and immediately prior to the approval date of this report, CTY and its subsidiaries are in compliance with all the specified covenants.

7.	Acquisition, development and management of shopping centers in Central and Eastern Europe

7.1.	General

In Central and Eastern Europe, the Company operates mainly through ATR, which is incorporated in Jersey Island and whose shares are listed on the Vienna Stock Exchange (VSE) in Austria and on NYSE Euronext in Amsterdam, the Netherlands. ATR is the owner, and manager of retail shopping centers in Central and Eastern Europe, primarily in Poland, the Czech Republic, and Russia. As of December 31, 2017 it owns 46 income-producing properties with a GLA of 1.1 million square meters and plots of land.

As of December 31, 2017, the Company owned 59.6% of ATR’s issued share capital and voting rights (59.1% on a fully diluted basis).

Most of ATR’s properties are anchored by supermarkets and retail properties which cater to the daily needs of the consumers. ATR manages most of its properties.

During the reporting period, ATR continued to realize its strategy of boosting its property portfolio with emphasis on larger and more dominant shopping centers in the principal markets in which it operates, by upgrading, redeveloping and expanding existing principal properties, alongside the pursuit of opportunities for the acquisition of substantial investment properties in the core markets of ATR as well as the sale of properties that do not meet the aforesaid criteria (mainly small shopping centers).

Within this framework, in 2017 and until immediately prior to the publication date of this report, ATR continued the renovation and expansion of its properties and sold 20 properties across Hungary and the Czech Republic, for a total consideration of EUR 80 million.

A significant portion of ATR’s lease agreements are with international retail chains. In 2016, the largest tenant of ATR was L’Association Familiale Mulliez (AFM), a chain of supermarkets, hypermarkets and sporting goods, accounting for 3.8% of its total income from rent.

7.2.	Summary results of operation

Following are the summary results of the field of operation for the years ended December 31, 2017, 2016 and 2015 (in NIS thousands and in EUR thousands):

	For the year ended December 31
	2017	2016	2015	2017	2016	2015
	In NIS thousands			In EUR thousands
Total rental income (consolidated)	1,059,583	1,091,649	1,192,081	260,876	256,901	276,260
Gains (losses) from revaluations (consolidated)	346	62,038	(447,662)	221	14,551	(104,665)
Operating profit (consolidated) (*)	574,444	464,032	631,877	141,461	108,138	146,274
Same property NOI (consolidated)	592,150	582,147	-	145,803	136,990	-
Same property NOI (Company’s share)	352,635	330,112	-	86,828	79,385	-
Total NOI (consolidated)	733,189	763,517	834,263	180,543	179,645	193,341
Total NOI (Company’s share)	436,626	432,959	451,953	107,516	101,869	104,741

(*)	The operating profit refers to the accounting operating profit in accordance with IFRS, excluding revaluation gains (losses).

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

7.3.	Economic data regarding geographic regions

The table below provides the macro-economic characteristics(*) of ATR’s main operating regions:

Macro-economic parameters	Poland			Czech Republic			Russia
For the year ended December 31
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Gross domestic product (PPP)	U.S.$ 1,111 billion	U.S.$ 1,052 billion	U.S.$ 1,003 billion	U.S.$ 373 billion	U.S.$ 351 billion	U.S.$ 331 billion	U.S.$ 4,000 billion	U.S.$ 3,745 billion	U.S.$ 3,474 billion
GDP per capita (PPP)	U.S.$ 29,251	U.S.$ 27,715	U.S.$ 26,403	U.S.$ 35,223	U.S.$ 33,223	U.S.$ 31,480	U.S.$ 27,900	U.S.$ 26,109	U.S.$ 23,744
GDP growth rate (PPP)	5.56%	4.86%	6.64	$6.20%	5.86%	10.48%	6.81%	7.81%	(2.39%)
GDP growth rate per capita (PPP)	5.54%	4.97%	8.08%	6.02%	5.54%	10.666%	6.86%	9.96%	(4.12%)
Inflation rate	1.87%	0.21%	0.06%	2.10%	1.10%	0.50%	3.97%	5.95%	13.50%
Yield on long-term government debt(**)	3.29%	3.74%	2.94%	1.51%	0.82%	0.55%	7.59%	8.16%	9.74%
Rating of long-term government debt(***)	BBB+/A2	BBB+/A2	BBB+/A2	AA-/A1	AA-/A1	AA-/A1	BB+/Ba1	BB+/Ba1	BB+/Ba1
Exchange rate of U.S.$ to local currency as of Dec. 31 (****)	PLZ-U.S. $0.287	PLZ-U.S. $0.239	PLZ-U.S. $0.0.255	CZK-U.S. $0.047	CZK-U.S. $0.039	CZK-U.S. $0.040	RUB-U.S. $0.017	RUB-U.S. $0.016	RUB-U.S. $0.014
Unemploy-ment rate (*****)	4.80%	6.34%	7.50%	2.80%	4.14%	5.05%	5.48%	5.84%	5.58%

(*)	Unless stated otherwise, the data provided in the table are based on publications of the IMF World Economic Outlook Database, October 2017. It is noted that the data of the International Monetary Fund for 2017 are projections by the International Monetary Fund as of October 2017. In addition, the product data presented for the years 2015-2017, which are taken from a publication of the International Monetary Fund for 2017, are in terms of 2016 prices.

(**)	According to a Trading Economics publication (www.tradingeconomics.com) in relation to the yield on 10-year government debentures.

(***)	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).

(****)	According to OandA data (www.oanda.com). Representative exchange rate as of December 31, 2015, December 31, 2016 and December 31, 2017.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

Additional macro-economic data

During the reporting period, ATR witnessed continued continuance of the trends that were recorded in previous years, of a steady growth in GDP in most countries in which ATR operates (Poland – 3.8%; Czech Republic – 3.5%; Russia – 1.8%; and a similar trend in Slovakia, Hungary and Romania).

The positive growth and its anticipated persistence, alongside a low-interest environment and improvement in household spending capacity, have increased the volume of investment in real estate in 2017, which is expected to continue in 2018. This was particularly evident in Poland and the Czech Republic, with an increase of 4.4% in the volume of retail sales.

In Poland, one of the primary regions of operation of ATR, the economy is not expected to be materially affected by the tension between the Polish Government and the institutions of the European Union. Steady demands from Germany continue to power the local work market in Poland and the fiscal policy continues to support GDP growth. Nevertheless, growth is expected to slow down towards the end of 2018. On the other hand, the Company cannot predict these changes, including any negative changes, which may occur in the Polish economy and the Company’s results as a result of the continuance of populistic legislation including the law to close grocery stores on some Sundays which was recently legislated

In Russia, the stable oil prices, resulting from OPEC’s production restrictions, had a positive effect on the economy and contributed to the relative stability of the Russian ruble in 2017 in comparison to previous years. On the other hand, the continued sanction policies against Russia employed by a number of Western Countries, including the U.S, may have a detrimental effect on the Russian economy and as a result, a detrimental effect on our Company’s results in Russia.

7.4.	Aggregate data about the field of operation

The tables below provide data about ATR’s income-producing properties:

The data presented in sections 7.4 and 7.5 below do not include jointly controlled properties.

7.4.1.	GLA of income-producing properties

The following table provides details regarding the GLA of ATR’s income-producing properties as of December 31, 2017 and 2016 (in square meter thousands):

		As of December 31
		2017		2016
Region			As a percentage of total property GLA		As a percentage of total property GLA
Poland	Total GLA owned by ATR	517	48.9%	522	48.6%
	Company’s share	308		311
Czech Republic	Total GLA owned by ATR	81	7.7%	83	7.7%
	Company’s share	48		49
Russia	Total GLA owned by ATR	241	22.8%	241	22.4%
	Company’s share	144		144
Other(*)	Total GLA owned by ATR	219	20.6%	229	21.3%
	Company’s share	130		136
Total	Total GLA owned by ATR	1,058	100.0%	1,075	100.0%
	Company’s share	630		640

(*)	The reference to “other” in section 9.4. includes ATR’s properties in Slovakia, Hungary, Romania and Latvia.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

7.4.2.	Segmentation of the fair value of income-producing properties

The table below provides data about the value of ATR’s income-producing properties as of December 31, 2017 and 2016:

		2017		2016
Region			As a percentage of total property value		As a percentage of total property value
Poland (in EUR thousands)	Consolidated	1,639,277	63.4%	1,578,750	62.9%
	Company’s share	977,041		939,755

Czech Republic (in EUR thousands)	Consolidated	346,655	13.4%	340,573	13.6%
	Company’s share	206,613		202,727

Russia (in EUR thousands)	Consolidated	289,305	11.2%	284,344	11.3%
	Company’s share	172,431		169,257

Other (in EUR thousands)	Consolidated	308,556	12.0%	304,380	12.2%
	Company’s share	183,905		181,183

Total (in NIS thousands)	Consolidated	10,729,459	100.0%	10,142,037	100.0%
	Company’s share	6,394,965		6,037,074

7.4.3.	NOI

The table below provides data about ATR’s NOI for 2015-2017:

		2017		2016		2015
Region			As a percentage of the total property NOI		As a percentage of the total property NOI		As a percentage of the total property NOI
Poland (in EUR	Consolidated	98,017	54.3%	101,156	56.3%	101,450	52.5%
thousands)	Company’s share	58,371		57,361		54,959

Czech	Consolidated	19,513	10.8%	19,905	11.1%	28,581	14.8%
Republic (in EUR thousands)	Company’s share	11,620		11,287		15,483

Russia (in EUR	Consolidated	38,656	21.4%	33,206	18.5%	38,744	20.0%
thousands)	Company’s share	23,020		18,830		20,989

Other (in EUR	Consolidated	24,357	13.5%	25,377	14.1%	24,566	12.7%
thousands)	Company’s share	14,505		14,390		13,308

Total (in NIS	Consolidated	733,189	100.0%	763,517	100.0%	834,263	100.0%
thousands)	Company’s share	436,626		432,959		451,953

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

7.4.4.	Revaluation gains (losses)

The table below provides data about ATR’s revaluation gains (losses) for the years 2015-2017:

		2017		2016		2015
Region			As a percentage of the total revaluation gains (losses)		As a percentage of the total revaluation gains (losses)		As a percentage of the total revaluation gains (losses)
Poland (in EUR	Consolidated	5,303	29.8%	13,894	34.5%	27,222	(50.2%)
thousands)	Company’s share	3,158		7,879		14,747
Czech Republic (in EUR	Consolidated	4,152	23.3%	9,879	24.5%	17,113	(31.5%)
thousands)	Company’s share	2,473		5,602		9,271
Russia (in EUR	Consolidated	3,126	17.5%	7,880	19.5%	(98,314)	181.2%
thousands)	Company’s share	1,862		4,468		(53,261)
Other (in EUR	Consolidated	5,237	29.4%	8,693	21.5%	(283)	0.5%
thousands)	Company’s share	3,119		4,929		(153)
Total (in NIS	Consolidated	72,364	100.0%	171,449	100.0%	(234,105)	100.0%
thousands)	Company’s share	43,094		97,222		(126,824)

7.4.5.	Average rent per square meter

The table below provides data about ATR’s average monthly rent per square meter for the years ended on December 31, 2017 and 2016 (in EUR):

	For the year ended December 31
Region	2017	2016
Poland (in EUR)	20.7	21.9
Czech Republic (in EUR)	28.5	24.3
Russia (in EUR)	21.8	17.6
Other (in EUR)	13.9	13.3

7.4.6.	Average occupancy rates

The table below provides data about the occupancy rates in ATR’s properties as of December 31, 2017 and the average occupancy rates in each of the years 2017 and 2016:

Region	As of December 31, 2017	For the year ended December 31, 2017(*)	For the year ended December 31, 2016(*)
Poland	96.5%	95.2%	96.0%
Czech Republic	93.1%	94.1%	94.0%
Russia	97.2%	95.5%	94.2%
Other	95.2%	96.6%	98.2%

(*)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

7.4.7.	Number of income-producing properties

The table below provides data about the number of ATR’s income-producing properties as of December 31, 2017 and 2016:

	For the year ended December 31,
Region	2017	2016
Poland	21	21
Czech Republic	4	5
Russia	7	7
Other	13	26
Total	45	59

7.4.8.	Average yields

The table below provides data about ATR’s actual average yields as of December 31, 2017 and 2016 (based on property value at the end of the year):

	As of December 31,
Region	2017	2016
Poland	6.0%	6.2%
Czech Republic	5.6%	5.6%
Russia	13.4%	12.0%
Other	7.7%	8.3%

7.5.	Expected rental income from signed lease agreements (*)

Period of recognition of income	Income from fixed components (in NIS thousands)	Income from variable components (estimate) (in NIS thousands)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2018 Quarter 1	158,772	7,599	277	50
Quarter 2	154,473	7,529	171	37
Quarter 3	151,471	7,376	228	42
Quarter 4	147,949	6,992	278	107
2019	533,028	26,660	445	86
2020	489,247	25,899	421	111
2021	450,303	24,922	302	84
2022 and thereafter	825,206	45,891	809	489
Total	2,910,449	152,868	2,931	1,006

(*)	The Company’s management does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. These data therefore assume non-exercise of tenant option periods.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

7.6.	Aggregate data about income-producing properties under construction in the field of operation

In the years 2015-2017, ATR did not have any income-producing properties under construction.

7.7.	Aggregate data about plots of land for investment in the field of operation

Presented below are aggregate data about the plots of land of ATR (that are classified in ATR’s financial statements as investment property under construction) in the years 2016-2017(*):

December 31, 2017 and 2016(*):

		As of December 31
Region	Parameters	2017	2016
Poland	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	95,878	97,111
	The total area of plots of land at the end of the period (in square meter thousands)	477	481
	Total construction rights on land, according to approved plans (in square meter thousands) (*)	241	241
Czech Republic	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	-	6,241
	The total area of plots of land at the end of the period (in square meter thousands)	-	17
Russia	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	31,180	42,658
	The total area of plots of land at the end of the period (in square meter thousands)	1,152	1,167
Other (**)	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	101,830	109,121
	The total area of plots of land at the end of the period (in square meter thousands)	411	350

(*)	The construction rights with regards to land, specified in this section, reflect construction rights in respect of which actual permits were obtained, in line with customary practice in ATR’s countries of activity.

(**)	In this section, “other” also includes lands in Turkey..

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

7.8.	Acquisition and sale of properties

The table below provides data about properties sold and acquired by ATR in 2015, 2016 and in 2017(*):

			For the year ended December 31,
Region			2017	2016	2015
Poland	Properties sold	Number of properties sold during the period	-	3	-
		Proceeds from the realization of properties sold during the period (consolidated) (in EUR thousands)	-	17,518	-
		Area of properties sold during the period (consolidated) (in square meter thousands)	-	15,600	-
		NOI of properties sold (consolidated) (in EUR thousands)	-	1,430	-
		Profit (loss) recorded from the sale of properties (consolidated) (in EUR thousands)	-	(119)	-
Czech Republic	Properties sold	Number of properties sold during the period	1	12	77
		Proceeds from the realization of properties sold during the period (consolidated) (in EUR thousands)	10,090	95,933	83,229
		Area of properties sold during the period (consolidated) (in square meter thousands)	1,719	90,723	193
		NOI of properties sold (consolidated) (in EUR thousands)	150	8,933	8,030
		Profit (loss) recorded from the sale of properties (consolidated) (in EUR thousands)	3,920	591	(9,728)
Other	Properties sold	Number of properties sold during the period	13	2	-
		Proceeds from the realization of properties sold during the period (consolidated) (in EUR thousands)	11,140	12,877	-
		Area of properties sold during the period (consolidated) (in square meter thousands)	12,175	23,588	-
		NOI of properties sold (consolidated) (in EUR thousands)	914	1,111	-
		Profit (loss) recorded from the sale of properties (consolidated) (in EUR thousands)	1,557	534	-

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

7.9.	Human capital

7.9.1.	As of December 31, 2017, ATR (and its wholly-owned subsidiaries) has 366 employees (366 employees in 2016), as follows: management – 9 employees; operating department – 188 employees; development department – 22 employees; finance and administration – 88 employees; information systems department – 8 employees; legal department – 18 employees; other – 33 employees.

ATR employees are employed under personal contracts and are entitled to a base salary, various benefits and annual bonuses, according to corporate rank. ATR’s officers are also entitled to long-term share-based compensation, as detailed below.

7.9.2.	ATR’s share-based compensation plans

ATR has a share option plan for executive directors, key employees and consultants from 2013, under which ATR was entitled to grant share options that are convertible into up to 5 million shares of ATR, and another share option plan for employees and executive directors from 2009, under which ATR was entitled to allocate up to 8.5 million share options. As of the reporting date, no further grants can be made under these aforementioned plans.

ATR also has a restricted share plan, from 2011, that allows ATR’s directors to choose to receive shares of ATR in lieu of the directors’ compensation they are entitled to, and, since 2015, a compensation plan for directors and key employees, under which ATR is entitled to allot shares, subject to the achievement of certain targets.

For details regarding the allotment of securities under ATR’s compensation plans, as above, refer to Note 8c to the financial statements.

7.10.	Credit and financing

7.10.1.	Credit rating – ATR and its debentures are rated BBB- (Stable Outlook) by S&P and Fitch.

7.10.2.	Mortgages – ATR’s mortgage-secured liabilities amounted to EUR 135 million as of December 31, 2017 and EUR 113 million as of December 31, 2016 (including debentures in the amount of EUR 3.9 million).

7.10.3.	Additional financing obtained from financial institutions – In November 2017, ATR made a voluntary early repayment of a bank loan in the amount of EUR 108 million and entered into a new agreement, under which ATR received a loan in the amount of EUR 136 million, for a period of 10 years. As of December 31, 2017, ATR has unutilized credit facilities in the amount of EUR 225 million which to 31st of December 2017 have not been utilized.

7.10.4.	Debentures – As of December 31, 2016, ATR has debentures most of which are unsecured, of par value EUR 834 million. The debentures bear fixed and variable interest at an annual rate ranging between 3.625% and 4.0% and are redeemable in between 2020 and 2022. For the debenture ratings, refer to section 7.10.1 above.

7.10.5.	The following table presents long-term credit and loans received by ATR to finance its operations, as of December 31, 2017:

	Balance (EUR in thousands)	Weighted interest rate (*) (EUR in thousands)	Average repayment period (years)(**)
Secured loans at variable interest	134,897	1.93%	9.9
Unsecured debentures at fixed interest	834,392	3.77%	3.9
Total	969,289

(*)	The effective interest rate is not materially different from the weighted interest rate.
(**)	Calculated only according to the repayment dates of the credit.

7.10.6.	Financial covenants

Some of the debentures, credit facilities and mortgages granted to ATR and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants.

As of December 31, 2017 and immediately prior to the approval date of this report, ATR is in compliance with all the specified covenants.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

8.	Acquisition, development and management of shopping centers in Canada

8.1.	General

In Canada, the Group operates through the associate FCR, a public company listed on the Toronto Stock Exchange (TSX), that is the owner, operator and developer of income-producing properties, mainly neighborhood and regional shopping centers that are anchored by supermarkets or by other retail stores, which are located mainly in urban growth markets, and is a market leader in its sector in Canada. FCR operates mainly in central Canada in Ontario, in eastern Canada in Quebec and Ottawa, and in western Canada in Alberta and in British Columbia. As of December 31, 2017, FCR owns 160 income-producing properties with a GLA of 2.2 million square meters, as well as one shopping center under development and several plots of land for investment.

In March 2017, a wholly owned subsidiary of the Company sold 9 million shares of FCR in consideration of C$ 185 million (approximately NIS 500 million). Following the sale, the Company no longer controls FCR. Accordingly, starting in the first quarter of 2017, the Company discontinued the consolidation of FCR’s financial statements and accounts for the balance of the investment by the equity method. For further details, refer to Note 8e to the financial statements.

As of December 31, 2017, the Company holds 32.6% of the outstanding shares of FCR (31.7% on a fully diluted basis).

FCR focuses on urban regions characterized by population stability or growth, and intends to continue working mainly in its target markets and their surroundings, among them Toronto, Calgary and Edmonton, Vancouver, Montreal, Ottawa and Quebec City.

As part of FCR’s goals, it intends to continue carrying out selective purchases of quality urban properties in attractive locations in its target markets and of properties adjacent to its existing properties, this alongside the redevelopment, expansion and improvement of exiting stable properties of FCR (primarily assets with a potential for additional future improvement), and to continue the selective sales of properties that are not conducive to its strategy. As of December 31, 2017, FCR has launched projects for the development 46 thousand square meters. The volume of FCR’s activities in the development and redevelopment of its properties is usually less than 10% of its total assets (in terms of investment).

FCR also has mixed-use projects that incorporate both commercial and residential spaces.

More than 90% of the income of FCR is derived from tenants that provide essential services and needs, such as supermarkets, pharma chains, banks restaurants etc. FCR counts among its tenants Loblaw Companies Limited, a food and pharma chain in Canada accountable for 10.2% of FCR’s rental income in 2017.

8.2.	Summary results of operation

Following are the summary results in the field of operation for the years ended December 31, 2017, 2016 and 2015 (in C$ thousands)(*):

	For the year ended December 31
	2017	2016	2015
Total rental income	694,459	676,284	656,643
Gains from revaluations	458,363	218,078	37,773
Same property NOI	373,253	364,109	-
Total NOI	437,510	421,997	411,743

(*)	Does not include income-producing properties which are partly owned by FCR, which are presented according to the equity method.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

8.3.	Economic data regarding geographic regions

The table below provides the macro-economic characteristics(*) of FCR’s main operating regions:

	Canada			Central Canada – Ontario			Eastern Canada –Quebec			Western Canada
										Alberta			British Columbia
For the year ended December 31
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
Gross domestic product (PPP)(***)	U.S $ 1,764 billion	U.S.$ 1,674 billion	U.S.$ 1,628 billion	(**)	U.S.$ 794,835 million	U.S.$ 763,276 million	(**)	U.S.$ 394,819 million	U.S.$ 337,911 million	(**)	U.S.$ 314,944 million	U.S.$ 326,433 million	(**)	U.S.$ 263,706 million	U.S.$ 249,981 million
GDP per capita (PPP) (***)	U.S $ 48,141	U.S.$ 46,240	U.S.$ 45,489	(**)	U.S.$ 56,871	U.S.$ 55,322	(**)	U.S.$ 47,443	U.S.$ 40,912	(**)	U.S.$ 74,342	U.S.$ 78,100	(**)	U.S.$ 55,427	U.S.$ 52,610
GDP growth rate (PPP)	5.34%	2.82%	3.13%	(**)	4.13%	5.85%	(**)	16.84%	(8.69%)	(**)	(3.52%)	(3.13%)	(**)	5.49%	5.39%
GDP growth rate per capita (PPP)	4.11%	1.65%	2.18%	(**)	2.80%	4.94%	(**)	15.97%	(9.18%)	(**)	(4.81%)	(14.35%)	(**)	5.36%	2.88%
Inflation rate	1.63%	1.42%	1.13%	1.7%	1.81%	1.19%	1.04%	0.72%	1.05%	1.55	1.12%	1.13%	2.12%	1.83%	1.09%
Yield on long term government debt (****)	2.04%	1.75%	1.39%	2.94%	3.25%	2.76%	2.91%	3.29%	3.50%	3.38%	3.18%	2.84%	2.84%	3.17%	3.09%
Rating of long-term government debt(*****)	AAA/Aaa	AAA/Aaa	AAA/Aaa	A+	A+	A+	AA-	A+	A+	A+	AA	AA+	AAA	AAA	AAA
Exchange rate of U.S.$ to C$ as of December 31(******)	0.361	0.350	0.355	-	-	-	-	-	-	-	-	-	-	-	-

(*)	Unless stated otherwise, the data provided in the table are based on the following publications: for Canada - the IMF World Economic Outlook Database, October 2017; it should be noted that the IMF data for 2017 are IMF forecasted data as of October 2017. For Ontario, Quebec, Alberta and British Columbia – according to Stats Canada’s publications as of November 9, 2017.
(**)	To the best of the Company’s knowledge, product data for 2017 have not yet been published. The product data presented for the years 2015-2017, which are taken from the publication of the International Monetary Fund for 2013, are in terms of 2016 prices.
(***)	According to Stats Canada’s publication as of January 20, 2018.
(****)	With respect to data relevant to Canada – according to a Trading Economics publication in relation to the yield on 10-year government debentures; the data regarding Quebec, Ontario, Alberta and British Columbia is as published by the Canadian Fixed for Ontario in relation to the yield on Ontario government debentures redeemable on December 2, 2046, Quebec – in relation to the yield on Quebec government debentures redeemable on December 1, 2048, Alberta – in relation to the yield on Alberta government debentures redeemable on December 1, 2048, and British Columbia – in relation to the yield on British Columbia government debentures redeemable on January 18, 2042.
(*****)	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com). For Ontario, Quebec, Alberta and British Columbia – S&P rating.
(******)	According to OandA data (www.oanda.com). Representative exchange rate as of December 31, 2015, December 31, 2016 and December 31, 2017.
(*******)	For Canada - the IMF World Economic Outlook Database, October 2017 (IMF forecast as of October 2017). For Ontario, Quebec, Alberta and British Columbia – according to Stats Canada’s publications as of December 1, 2017.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

Additional macro-economic data

FCR is witnessing several trends in the Canadian urban markets which could potentially affect its operations, inter alia the introduction of large U.S. retailers into the Canadian market, which accelerates growth and results in the repositioning of the tenants in FCR’s markets; several retail chains that have announced that they are reducing the distribution of their branches and closing stores and/or are bankrupt; a change in consumption habits and preferences, including the effect of online retail; the fact that the Canadian population is growing older, which in turn means that its needs will likely be mainly health, comfort and service based; changes in demand as a result of Canada’s immigration policy; actions taken by local authorities in areas of operation of FCR to increase the density of the population in populated areas. In addition, FCR is witnessing fierce competition in the property acquisition sector that targets properties of the same quality as those that it owns and the related valuations reflect high demand for assets in desirable locations.

As a result of the aforesaid continued changes, FCR continues to focus on preserving the competitiveness of its shopping centers.

8.4.	Aggregate data about the field of operation

The tables below provide principal data about FCR’s income-producing properties, taken from the financial statements of FCR as of December 31, 2017, as issued to the public. .

The data in section 8.4 below do not include details regarding income-producing properties that are jointly-owned by FCR and third parties that are presented according to the equity method.

FCR is a Canadian public company that publishes its reports on the SEDAR system. For additional information regarding this company, which is not part of this report and is not included herein by reference, see www.sedar.com.

8.4.1.	GLA of income-producing properties

The following table provides details regarding the GLA of FCR’s income-producing properties as of December 31, 2017 and 2016 (in square meter thousands):

	As of December 31
	2017		2016
Region		As a percentage of total property GLA		As a percentage of total property GLA
Central Canada(*)	849	38.1%	835	36.4%
Eastern Canada(**)	710	31.9%	743	32.4%
Western Canada(***)	669	30.0%	716	31.2%
Total	2,228	100%	2,294	100%

(*)	The reference to “Central Canada” in section 8.4 includes FCR’s properties in Ontario (excluding Ottawa).
(**)	The reference to “Eastern Canada” in section 8.4 includes mainly FCR’s properties in Quebec and in Ottawa.
(***)	The reference to “Western Canada” in section 8.4 includes FCR’s properties in British Columbia and Alberta.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

8.4.2.	The fair value of income-producing properties

The table below provides data about the fair value of FCR’s income-producing properties as of December 31, 2017 and 2016 (in C$ thousands):

	As of December 31
	2017		2016
Region		As a percentage of total property value		As a percentage of total property value
Central Canada	4,263,757	45.4%	3,570,722	42.8%
Eastern Canada	1,980,077	21.1%	1,818,525	21.8%
Western Canada	3,152,525	33.5%	2,951,273	35.4%
Total	9,396,359	100%	8,340,520	100%

8.4.3.	NOI

The table below provides data about FCR’s NOI for 2015- 2017 (in C$ thousands):

	2017		2016		2015
Region		As a percentage of the total property NOI		As a percentage of the total property NOI		As a percentage of the total property NOI
Central Canada	181,050	41.4%	172,536	40.9%	171,604	41.7%
Eastern Canada	103,452	23.6%	100,592	23.8%	98,800	24.0%
Western Canada	153,008	35.0%	148,869	35.3%	141,339	34.3%
Total	437,510	100.0%	421,997	100.0%	411,743	100.0%

8.4.4.	Revaluation gains

The table below provides data about FCR’s revaluation gains for the years 2017-2015 (in C$ thousands):

	2017		2016		2015
Region		As a percentage of the total revaluation gains		As a percentage of the total revaluation gains	As a percentage of the total revaluation gains
Central Canada	248,831	54.3%	110,167	50.5%	(20,100)	(53.2%)
Eastern Canada	67,215	14.7%	21,096	9.7%	12,705	33.6%
Western Canada	142,316	31.0%	86,815	39.8%	45,168	119.6%
Total	458,362	100.0%	218,078	100.0%	37,773	100.0%

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

8.4.5.	Average minimum rent per square meter

The table below provides data about FCR’s average minimum monthly rent per square meter for 2017 and 2016 (in C$):

	For the year ended December 31
Region	2017	2016
Central Canada	19.01	18.36
Eastern Canada	14.16	14.10
Western Canada	19.55	19.18

8.4.6.	Average occupancy rates

The table below provides data about the occupancy rates of FCR’s properties as of December 31, 2017, and the average occupancy rates for the years 2017 and 2016:

Region	As of December 31, 2017	For the year ended December 31, 2017(*)	For the year ended December 31, 2016(*)

Central Canada	97.3%	96.8%	96.4%
Eastern Canada	94.2%	93.2%	92.9%
Western Canada	96.6%	95.5%	95.8%

(*)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

8.4.7.	Number of properties

The table below provides data about the number of FCR’s income-producing properties as of December 31, 2017 and 2016:

	As of December 31
Region	2017	2016
Central Canada	61	60
Eastern Canada	51	50
Western Canada	48	48
Total	160	158

8.4.8.	Capitalization Measures (Cap Rate)

The table below provides data about FCR’s actual average yields as of December 31, 2017 and 2016:

	As of December 31
Region	2017	2016
Central Canada	5.10%	5.30%
Eastern Canada	5.90%	6.00%
Western Canada	5.20%	5.30%

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

8.5.	Expected income loss for ending rental lease agreements (*)

Period of recognition of income	Minimum annual income loss (in CAD thousands)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
Month-to-Month(**)	5,188	147	26
2018	44,118	666	233
2019	53,918	669	265
2020	53,006	612	249
2021	50,919	530	234
2022	67,344	606	296
2023	40,174	307	206
2024	23,345	179	101
2025	24,218	189	93
2026	24,881	163	87
2027	26,714	177	106
2028 and thereafter	59,231	155	246
Total	473,056	4,400	2,142

(*)	The Company’s management does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. These data therefore assume non-exercise of tenant option periods.

(**)	Includes tenants with which negotiations are being held for the renewal and extension of the lease, lease contracts which renew on a monthly basis and tenants in properties that are to be redeveloped.

8.6.	Aggregate data about investment properties under construction in the field of operation

As of December 31, 2017, FCR owns two income-producing properties under construction, the investment in which amount to C$ 148 million. Total GLA in the two properties is approximately 26 thousands square meters (12 thousands square meters of commercial areas and 14 thousands square meters of rental residentials units). The total remaining budget to completion of construction is estimated C$ 59 million.

Acquisition and sale of properties28

In 2017 FCR acquired 6 properties and increased its interest in two additional properties for a total consideration of C$ 287.2 million. FCR sold 8 properties and 3 lots of land for a total sum of C$ 90.1 million.

In 2016 FCR acquired 13 properties for a total consideration of C$ 320.2 million and sold 10 properties for a total sum of C$ 137.1 million.

In 2015 FCR acquired 12 properties for a total consideration of C$ 96.7 million and sold 3 properties for a total sum of C$ 23.1 million.

[28]	It is clarified that the disclosure of properties sold and acquired by FCR in a certain year refers to all property acquisitions by FCR during the year. However, if the properties were acquired in proximity to FCR's existing properties, after the acquisition FCR treats them as part of these existing properties, and such acquired properties are therefore not counted separately among FCR's properties, as specified in Section 8.4.7 above.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

8.7.	Human capital

8.7.1.	The development, rent and operation activities are performed out by direct employees of FCR or through wholly owned subsidiaries of FCR.

As part of the compensation that is offered to employees, officers and directors, FCR adopted several long-term compensation plans with FCR securities, as described below:

8.7.2.	FCR’s share-based compensation plans

FCR has security-based compensation plans for employees, officers and directors, which allow the allotment of securities that are convertible into shares, as follows: option warrants, restricted share units and deferred restricted share units. As of December 31, 2017, FCR granted share options that are exercisable into 4.1 million shares in FCR, 488 thousand restricted share units and restricted performance-based share units and 301 thousand deferred share units.

8.8.	Credit and financing

8.8.1.	Credit rating –FCR’s debentures are rated BBB (High) (Stable Outlook) by DBRS and Baa2 (Stable Outlook) by Moody’s.

8.8.2.	Mortgages - The total of FCR’s lien-secured liabilities was C$ 1,156 million (NIS 3,197 million) as of December 31, 2017; C$ 1,065 million (NIS 3,037 million) as of December 31, 2016 and C$ 1,054 million (NIS 2,965 million) as of December 31, 2015.

8.8.3.	Additional financing obtained from financial institutions – During the reporting period, FCR extended the unsecured revolving credit facility of C$ 800 Million with a syndication of several banks until June 2022, of which C$ 338.7 million has been utilized as of December 31, 2017. In addition, FCR obtained a non-revolving credit facility in the amount of C$ 150 million, of which C$ 147 million has been utilized as of December 31, 2017. This credit facility was made available until October 2020, of which C$ 147 million has been utilized. Furthermore, FCR entered into two secured credit agreements in the aggregate amount of C$ 19.4 million. These facilities are repayable in the years 2018 and 2019 and, as of December 31, 2017, have been fully utilized. FCR also holds secured credit facilities for the construction of projects in the amount of C$ 115 million and C$ 16 million, which are repayable in February 2019 and March 2018, respectively. As of December 31, 2017, amounts of C$ 61 million and C$ 15.6 million of said facilities have been utilized, respectively.

8.8.4.	Debentures - As of December 31, 2017, FCR has unsecured debentures (not including convertible debentures) of par value C$ (1) million (of which debentures of par value C$ 300 million were issued in 2017). The debentures bear fixed interest at an annual rate averaging 4.36%, and are redeemable between 2018 and 2027. The debentures were rated as aforesaid in section 8.9.1above.

8.8.5.	Summary of balances:

The following table presents the long-term credit and loans (including current maturities in the amount of C$ 322 million) received by FCR to finance its operations, as of December 31, 2017:

	Balance (C$ in thousands)	Weighted interest rate	Average repayment period (years) (1)
Secured loans from financial institutions at fixed interest(2)(3)	1,060,339	4.30%	4.7
Loans from financial institutions at variable interest that are secured by a pledge on properties	95,900	BA + 1.125% / Prime + 0.125%	2018-2019
Unsecured debentures at fixed interest (3)(4)(5)	2,595,966	4.36%	5.7
Other loans	485,727	BA + 1.20% / Prime + 0.20% / US$ LIBOR + 1.20%	2020-2022
Total	4,237,932

(1)	Calculated only according to the repayment dates of the credit principal.
(2)	The effective interest rate is 4. 30%.
(3)	Loans not designated for specific use by FCR.
(4)	Excludes debentures that are convertible into FCR shares.
(5)	The effective interest rate is 4.42%.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

8.8.6.	Financial covenants

Some of the debentures, loans, credit facilities and mortgages granted to FCR and its wholly-owned subsidiaries during the ordinary course of business require compliance with financial and other covenants. As of December 31, 2017, FCR and its wholly-owned subsidiaries are in compliance with the prescribed covenants.

9.	Financial Asset - REG

9.1.	General

Until March 1, 2017, the Group operated in the U.S. through its subsidiary EQY, a public company that was listed on the NYSE and was the owner, operator, acquirer, developer and redeveloper of shopping centers and retail properties that are located mainly in urban growth markets.

On March 1, 2017 the merger between EQY and REG (a Real Estate Investment Trust (REIT) that is listed for trade on the NYSE) was completed, with REG as the surviving entity in the merger. Within the framework of the merger, the equity holders in EQY (including the Company) received shares in REG, in lieu of their shares in EQY, according to a swap rate of 0.45 shares in REG for every share in EQY (“the Merger Transaction”), reflecting a premium of 13.7% to the equity holders of EQY, including the Company, over the market value of EQY (as of the date of engagement in the Merger Agreement).

Concurrently with its engagement with EQY in the Merger Agreement with REG, the Company (including through wholly owned subsidiaries) entered into a governance agreement with REG, as described in section 22.4 of this report.

As a result of the completion of the merger transaction, the Company has deconsolidated EQY and REG shares held by the Company are presented in its financial statements as a financial asset. For further details regarding the Company’s investment in REG, refer to Note  10 to the financial statements.

As of December 31, 2017, the property portfolio of the merged company comprises 426 retail properties with a GLA of 5.5 million square meters across the United States.

As of the date of publication of the report, the debentures of REG have a rating of BBB+ from S&P and Baa1 from Moody’s, with a stable outlook.

In 2017, the Company sold 3.9 million ordinary shares of REG, representing 2.2% of the outstanding shares of REG, in consideration of approximately U.S.$ 260 million. Following the aforesaid sales and as of December 31, 2017, the Company holds 10.9% of the outstanding shares and voting rights in REG.

In the first quarter of 2018, the Company sold an additional 4.4 million ordinary shares of REG, representing 2.6% of the outstanding shares of REG, in consideration of approximately U.S.$ 258 million. Following the aforesaid sales and to the date of publication of the report, the Company holds 8.25% of the outstanding shares and voting rights in REG.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

9.2.	Financial Information on REG

The investment in REG is represented in the financial statements of the Company as an available-for-sale financial asset according to market value of REG.

Following are data from the financial statements of REG for the years ended December 31, 2017, 2016 and 2015 as published by REG to the public:

	December 31
	2017	2016
Total assets (includes assets under development)	426	307
Rental spaces (in square meters thousands)	5,464	3,923
Occupancy rates (at end of period)	95.5%	95.4%
Average monthly rent per square meter (in USD)	18.9	18.1
Net debt to total market value	23.0%	17.7%

In U.S. thousands	For the year ended December 31
	2017	2016
Rental income	984,326	614,371
NOI	749,737	500,248
Same property NOI (adjusted to the merger with EQY)	753,106	727,204
FFO	494,843	277,301
Diluted FFO per share (in USD)	3.09	2.73
Core FFO	592,137	333,957
Diluted Core FFO per share (in USD)	3.69	3.29
Ordinary dividend per share (in USD)	2.10	2.00
Company dividends income from REG (in NIS thousands)(*)	30,613	-

(*)	As of the date of the merger.

REG is a U.S. public company, which publishes its reports on the EDGAR system. For additional information regarding this company, which is not part of this report and is not included herein by reference, see www.sec.gov.

9.3.	Investment taxation

Refer to notes 24 to the financial statements.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

10.	Supplementary activities of the Company that do not comprise a separate segment

As aforesaid, the Company operates through several wholly-owned private companies in Israel, Brazil, the United States and Germany, aiming to expand the Group’s private real estate operations. For details regarding the strategy of the Company and its investment plans, refer to section 24.2 below.

10.1.	Gazit Development

10.1.1.	The Company has been operating in Israel in the shopping center sector through the subsidiary Gazit Development (100%). As of December 31, 2017, Gazit Development owns 8 income-producing properties of land for investment in Israel. In addition, Gazit Development owns one income-producing property in Bulgaria and a number of plots of land in Bulgaria and in Macedonia[26].

10.1.2.	In December 2016, the Company completed the acquisition 15.35% of the share capital of Gazit Development from Ronen Ashkenazi Holdings Ltd., to the effect that, as of said date, Gazit Development is fully owned by the Company.

10.1.3.	Until January 14, 2016, Gazit Development had held 84.9% of the share capital and voting rights in Amos Luzon Development and Energy Group Ltd., a public company whose shares are listed for trade on the Tel Aviv Stock Exchange (“Luzon Group”; formerly U. Dori Group). For further details regarding a transaction for the sale of the shares of Gazit Development in Luzon Group and agreements for the liquidation of the balance of Gazit Development’s investment in Luzon Group, refer to Note 9a3 to the financial statements.

10.1.4.	Economic data regarding geographic regions

The table below provides the macro-economic characteristics(*) of Israel, where Gazit Development conducts most of its operations:

Macro-economic parameters	Israel
	As of December 31,
	2017	2016	2015
Gross domestic product (PPP)	U.S.$ 316 million	U.S.$ 297 million	U.S.$ 282 million
GDP per capita (PPP)	U.S.$ 36,250	U.S.$ 34,834	U.S.$ 33,658
GDP growth rate (PPP)	6.24%	5.43%	5.13%
GDP growth rate per capita (PPP)	4.07%	2.29%	0.92%
Inflation rate(**)	0.17%	(0.20%)	0.67%
Yield on long-term government debt(***)	1.74%	2.18%	2.20%
Rating of long-term government debt(****)	A+/A1	A+/A1	A+/A1
Exchange rate of local currency to U.S.$ as of December 31(*****)	NIS – U.S.$ 0.288	NIS – U.S.$ 0.260	NIS – U.S.$ 0.256
Unemployment rate (******)	4.3%	5.24%	5.23%

(*)	Unless stated otherwise, the data provided in the table are based on publications of the IMF - World Economic Outlook Database, October 2017. It is noted that the International Monetary Fund data for 2017 are projections of the IMF as of October 2017. In addition, the product data presented for the years 2015-2017, which are taken from the publication of the International Monetary Fund for 2017, are in terms of 2016 prices.
(**)	According to publications of the Central Bureau of Statistics.
(***)	According to Bank of Israel publications with respect to long-term government debentures (www.bankisrael.com).
(****)	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
(*****)	According to OandA data (www.oanda.com). Representative exchange rate as of December 31, 2015, December 31, 2016 and December 31, 2017.
(******)	According to the publication of the IMF - World Economic Outlook Database, October 2017.

[26]	Gazit Development's properties in Bulgaria and Macedonia are owned through wholly-owned subsidiaries (with the exception of two properties in Bulgaria, which are held by Gazit Development through subsidiaries, one at the rate of 75% and the other at the rate of 25%, while the remainder is owned by third parties).

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

10.1.5.	Principal aggregate data about Gazit Development’s properties

The table below provides principal data about Gazit Development’s income-producing property:

	As of December 31
	2017	2016
Total GLA of income-producing properties (consolidated) (in square meter thousands)	137	129
Fair value of income-producing properties (consolidated) (in NIS thousands)	2,598,570	2,466,182
NOI of the properties (consolidated) (per year, in NIS thousands)(*)	152,501	154,900
Revaluation gains (consolidated)	20,745	21,869
Average monthly rent per square meter (in NIS)	110.3	107.8
Actual average occupancy rate(**)	For 2017: 96.9%	For 2016: 97.0%
	As of December 31, 2017: 97.5%	As of December 31, 2016: 96.5%
Number of income-producing properties	9	9
Actual average yields according to value at the end of the year	5.9%	6.2%

(*)	In 2015, the NOI of the field of operation properties amounted to a total of NIS 151,968 thousand (consolidated).
(**)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

10.1.6.	Expected rental income from signed lease agreements (*)

Period of recognition of income	Income from fixed components (in NIS thousands)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2018	150,588	77	7
2019	144,903	95	15
2020	135,649	62	7
2021	127,069	80	6
2022 and thereafter	845,828	409	93
Total	1,404,037	723	128

(*)	Assuming exercise of the lease agreement extension options by the tenants.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

10.1.7.	Aggregate data about investment properties under construction of Gazit Development

The table below provides aggregate data about Gazit Development’s investment properties in Israel that were classified as investment properties under construction in the Company’s financial statements:

	For the year ended December 31
	2017	2016	2015
Number of properties under construction at the end of the period	1	1	1
Total GLA under construction (planned) at the end of the period (in square meter thousands)	13	13	5
Total costs invested in the current period (consolidated) (in NIS thousands)	16,107	632	18,702
The amount at which the properties are stated in the financial statements at the end of the period (in NIS thousands)	61,650	46,000	76,000
Construction budget during the subsequent period (estimate) (consolidated) (in NIS thousands)	49,682	43,148	8,824
Total balance of estimated construction budget for completion of the construction works (estimate as of the end of the period) (consolidated) (in NIS thousands)(*)	95,359	105,006	8,824
Percentage of the GLA under construction with respect to which lease agreements have been signed	64%	57%	0%
Expected annual revenue (estimate) (consolidated) (in NIS thousands)(*)	-	-	-

(*)	The property under construction constitutes real estate in expansion, which is included in the balance of investment property in the consolidated report.

(**)	The datum refers to the estimated total annual revenue expected from projects the construction of which is scheduled to end in the following year, and for which lease agreements have been signed with respect to 50% or more of their total GLA.

10.1.8.	Aggregate data about Gazit Development’s land for investment

The table below provides aggregate data about Gazit Development’s plots of land for investment that are classified in the Company’s financial statements as investment property under construction):

For the year ended December 31
	2017	2016
The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in NIS thousands)	Israel –154,150 Bulgaria and Macedonia –183,146	Israel –198,250 Bulgaria and Macedonia –181,689
The total area of plots of land at the end of the period (in square meter thousands)	Israel –8 Bulgaria and Macedonia –228	Israel –13 Bulgaria and Macedonia –234
Total construction rights on land according to approved plans (in square meter thousands)	Israel –31 Bulgaria and Macedonia –221	Israel –40 Bulgaria and Macedonia –221

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

10.1.9.	Acquisition and sale of properties

In 2017, Gazit Development sold a plot of land that is located in the northern tourism area of Eilat and its entire holdings (26%) in Lev HaMifratz Ltd. which holds (directly and indirectly) the Cinemall in Haifa. The total consideration received for these two transactions aggregated NIS 108 million. Additionally, Gazit Development entered into an agreement for acquisition a shopping center located in the Tel Aviv neighborhood of Kochav Hatsafon.

In 2016, Gazit Development sold two plots of land, an office building in Israel and part of the shares of subsidiaries that own real estate in Bulgaria to Mr. Ronen Ashkenazi, this within the framework of the transaction for the acquisition of Mr. Ashkenazi’s holdings in Gazit Development. For details of the transaction, refer to section 10.1.2 in Chapter A of the 2016 periodic report.

10.1.10.	Human capital

As of December 31, 2017, Gazit Development (and its wholly-owned subsidiaries) has 82 full-time employees (78 employees in 2016), as follows: headquarters – 39 employees; property management – 43 employees.

The said employees are employed under personal contracts, and are usually entitled to a base salary, customary social benefits and bonuses, at management’s discretion.

10.1.11.	Credit and financing

Gazit Development finances its investments in properties through Company financing and through financial institutions.

Mortgages - The total of Gazit Development’s mortgage-secured liabilities was NIS 695 million as of December 31, 2017 (as of December 31, 2016– NIS 739 million). Out of the secured debt, a total of NIS 522 million is at fixed interest at a weighted rate of 2.53%, with an average repayment period of 2.4 years, and the balance, in the amount of NIS 173 million, is at variable interest at a weighted rate of 2.97% with an average repayment period of 2.5 years.

Financial covenants

Some of the loans and mortgages granted to Gazit Development in the ordinary course of business, require compliance with financial and other covenants (including in relation to specific properties). For details regarding the financial covenants, refer to Note 21d(4) to the financial statements.

As of December 31, 2017 and immediately prior to the approval date of this report, Gazit Development is in compliance with all the prescribed covenants.

10.2.	Gazit Brasil

Since Established in 2007, wholly-owned subsidiary of the Company, Gazit Brasil is an urban location-driven retail owner, manager, operator and redeveloper in the business capital of Latin America, Sao Paulo. As of December 31, 2017, Gazit Brasil owns 7 income-producing shopping centers.

Gazit Brasil also holds 4.3% interest in a corporation that owns a shopping center in Brazil (the data in relation to which is not reflected in the data below).

In the reporting period until shortly before the publication of the report, Gazit Brasil entered into agreements for the acquisition of commercial assets in São Paulo29 in the amount of BRL 1.1 billion (approximately NIS 1.15 billion) including inter alia, 70% of the ownership and the management rights in the asset Internacional Shopping, for consideration, amounting to BRL 937 million. Internacional Shopping is a shopping center with a GLA of 77,000 square meters, 4,200 parking spaces and 200,000 square meters of additional construction rights. The shopping center is located in the northern part of Sao Paolo, and is currently at 98% occupancy. Completion of the acquisition throughout the reporting period is subject to conditions as commonly accepted and has not been completed to date.

During the reporting period and until immediately prior to the publication date of this report, Gazit Brasil has sold an assets in consideration of BRL 422 million, (an estimated NIS 433 Million).

For information on the investment plans of the Company in relation to Gazit Brasil, see Section 24.2 below.

[29]	The completion of the transaction for the acquisition of the Internacional Shopping property, in consideration of BRL 937 million, is subject to customary suspending conditions and to the date of the report is still pending.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

10.2.1.	Macro- economic characteristics (*):

	Year ended
Macro-economic parameters-Brazil	2017	2016	2015
Gross domestic product (PPP)	U.S.$ 3,219 billion	U.S.$ 3,153 billion	U.S.$ 3,208 billion
GDP per capita (PPP)	U.S.$ 15,500	U.S.$ 15,211	U.S.$ 15,690
GDP growth rate (PPP)	2.69%	(2.28%)	4.39%
GDP growth rate per capita (PPP)	1.90%	(3.05%)	3.54%
Inflation rate	3.58%	7.25%	9.32%
Yield on long-term government debt (**)	10.32%	10.45%	16.51%
Rating of long-term government debt(***)	BB/Ba2	BB/Ba2	BB/Ba2
Exchange rate of BRL to U.S.$ as of December 31(****)	0.302	0.307	0.2523
Unemployment rate (*****)	13.10%	11.21%	8.53%

(*)	Unless stated otherwise, the data provided in the table are based on publications of the IMF - World Economic Outlook Database, October 2017. It is noted that the data of the International Monetary Fund for 2017 are projections of the IMF as of October 2017. In addition, the product data presented for the years 2015-2017, which are taken from the publication of the International Monetary Fund for 2017, are in terms of 2017 prices.
(**)	According to a publication of Trading Economics (www.tradingeconomics.com) with respect to the yield on 10-year government debentures.
(***)	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
(****)	According to OandA data (www.oanda.com). Representative exchange rate as of December 31, 2014, December 31, 2016 and December 31, 2017.
(*****)	According to the on publication of the IMF - World Economic Outlook Database, October 2017.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

10.2.2.	Principal aggregate data about Gazit Brasil’s properties

The table below provides principal data about Gazit Brazil’s income-producing properties (*):

	As of December 31
	2017	2016
Total GLA of income-producing properties (in square meter thousands)	123.0	135.5
Fair value of income-producing properties (in BRL thousands)	1,758,460	1,785,033
NOI (per year, in BRL thousands) (**)	117,433	69,376
Revaluation gains (losses) (in BRL thousands)	84,977	72,433
Average monthly rent per square meter (in BRL)	92.0	66.0
Actual average occupancy rate(***)	For 2017: 94.0%	For 2016: 90.9%
	As of December 31 2017: 97.2%	As of December 31 2016: 92.6%
Number of income-producing properties	7	8
Actual average yields according to value at the end of the year (****)	7.1%	6.9%

(*)	As the Company owns 100% of the share capital of Gazit Brazil, Gazit Brazil’s consolidated data and its data according to the Company’s proportionate share therein are the same.
(**)	The total NOI of the properties of the field of operation in 2015 amounted to BRL 47,873 thousand.
(***)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.
(****)	Average yields as of December 31, 2017 do not include an asset whose development was completed at the beginning of 2017, and an asset that is not managed by the company. Average yields as of December 31, 2017 include these two assets – 5.9%.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

10.2.3.	Expected rental income from signed lease agreements

Period of recognition of income	Income from fixed components (in NIS thousands)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2018	115,519	346	33
2019	81,736	73	10
2020	73,047	164	15
2021	49,665	152	16
2122 and thereafter	150,956	261	45
Total	470,923	996	119

10.2.4.	Aggregate data about investment properties under construction in the field of operation

As of December 31, 2015, Gazit Brasil had one property under construction – a shopping center with a GLA of 31 thousand square meters. The property started generating income in the fourth quarter of 2016. In 2017, none of the income-producing properties of Gazit Brasil was classified in the financial statements of the Company as income-producing properties under construction.

10.2.5.	Acquisition and sale of properties (aggregate)

The table below provides data about properties acquired by Gazit Brasil in each of the years 2017, 2016 and 2015:

		For the year ended December 31
		2017	2016	2015
Properties sold	Number of properties sold during the period	1	-	1
	Proceeds from properties sold during the period (consolidated) (in NIS thousands)	350,000	-	15,259
	Area of properties sold during the period (consolidated) (in square meter thousands)	18	-	3
	NOI of properties sold (consolidated) (in NIS thousands)	13,048	-	1,200
	Gain (Loss) recorded from the sale of properties (consolidated) (in NIS thousands)	107,800	-	(1,459)
Properties acquired(*)	Number of properties acquired during the period	1	2	2
	Cost of properties acquired during the period (consolidated) (in BRL thousands)	93,164	590,766	338,574
	NOI of properties acquired (in BRL thousands)	3,070	5,018	19,577
	Area of properties acquired during the period (in square meter thousands)	5	26	31

*)	Including additional rights acquired in an existing asset.

10.2.6.	Human capital

As of December 31, 2017, Gazit Brazil has 23 full time employees (22 employees in 2016), as follows: management and administration – 4 employees; accounting department – 12 employees; operating and properties department – 4 employees, legal department – 3 employees..

The aforementioned employees are employed by Gazit Brazil under personal contracts, and are entitled under them to a base salary, various benefits and bonuses, at the discretion of management.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

10.2.7.	Financing

Gazit Brasil finances its operations from financial resourses received from the Company.

10.3.	Gazit Horizons

Commencing in 2017, the Company began operating in the income-producing property sector in the United States through the subsidiary (100%), Gazit Horizons, Inc.

Gazit Horizons was established as part of the Company’s strategy of enhancing the private real estate component of its business. For information on the Company’s plan of investment in Gazit Horizons, see Section 24 below. Gazit Horizons is engaged in the acquisition of income-producing and development properties in major cities across the United States.

To the date of the report, Gazit Horizons acquired 3 properties consideration of U.S$127,500.

10.3.1.	Macro- economic characteristics (*):

Macro-economic parameters-USA	Year ended
	2017	2016	2015
Gross domestic product (PPP)	19,362	18,562	17,968
GDP per capita (PPP)	59,495	57,294	55,904
GDP growth rate (PPP)	4.31%	3.30%	3.17%
GDP growth rate per capita (PPP)	3.84%	2.49%	2.24%
Inflation rate	1.78%	2.10%	0.91%
Yield on long-term government debt (**)	2.74%	3.06%	3.01%
Rating of long-term government debt(***)	AA+\Aaa	AA+\Aaa	AA+\Aaa
Exchange rate of BRL to U.S.$ as of December 31(****)	3.466	3.841	3.898
Unemployment rate (*****)	4.39%	4.90%	5.29%

(*)	Unless stated otherwise, the data provided in the table are based on publications of the IMF - World Economic Outlook Database, October 2017. It is noted that the data of the International Monetary Fund for 2017 are projections of the IMF as of October 2017. In addition, the product data presented for the years 2015-2017, which are taken from the publication of the International Monetary Fund for 2017, are in terms of 2017 prices.

(**)	According to a publication of Trading Economics (www.tradingeconomics.com) with respect to the yield on 10-year government debentures.

(***)	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).

(****)	According to the on publication of the IMF - World Economic Outlook Database, October 2017.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

10.3.2.	Principal aggregate data about Gazit Horizon’s properties

In October 2017, Gazit Horizons completed the acquisition of its first income producing property in Manhattan, New York, for a consideration of U.S.$ 73 million. The property is located on the Upper East Side of Manhattan and has a GLA of 8.5 thousand square meters.

In December 2017 Gazit Horizons completed the acquisition of an additional income producing property with a GLA of 32.6 thousand square meters in Boston, USA, for a consideration of U.S.$ 24.8 million.

In addition, Gazit Horizons own another asset for development in Miami, Florida, The asset was purchased for consideration of approximately U.S$ 29.5 million. The asset is located in Brickell and is comprised of 4.2 thousand GLA built on a plot of land sized 2,100 square meters of which 60 thousand square meters is authorized for construction.

As of December 31, 2017, Gazit Horizons holds 2 income-producing commercial assets and an additional property, which are included in the accounts of the Company at approximately U.S.$ 129 million. The average occupancy rate of these income-producing properties as of December 31, 2017 is approximately 99%.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

10.3.3.	Human capital

As of December 31, 2017, Gazit Horizons has 5 employees, as follows:

The employees are employed on the basis of personal contracts that entitle them to a base salary, various benefits and bonuses at the discretion of management.

10.3.4.	Financing

Gazit Horizons finances its operations from financial recourses received from the Company.

10.4.	Gazit Germany

10.4.1.	Since 2006, the Company operates in Germany through subsidiaries which, for convenience, are referred to in this report as “Gazit Germany”. As of December 31, 2017, Gazit Germany owns 2 commercial assets in Germany. As mentioned above, as part of its strategy, the Company continues to explore opportunities for the realization of its remaining properties in Gazit Germany.

10.4.2.	Principal aggregate data about Gazit Germany properties

The table below provides principal data about Gazit Germany’s investment property as of December 31, 2017 and 2016(*):

	As of December 31
	2017	2016
Total GLA of income-producing properties (in square meter thousands)	35	49
Fair value of income-producing properties (in EUR thousands)	82,801	95,230
NOI of the properties (per year, in EUR thousands) (**)	3,974	4,936
Revaluation losses (in EUR thousands)	4,628	(4,271)
Average monthly rent per square meter (in EUR)	15.4	13.5
Actual average occupancy rate	For 2017: 80.7%	For 2016: 84.4%
	As of December 31 2017: 82.2%	As of December 31 2016: 82.4%
Number of income-producing properties	2	3
Average yields according to the actual end-of-year value	5.30%	6.10%

(*)	Since the Company owns 100% of the share capital of Gazit Germany, Gazit Germany’s consolidated data and its data according to the Company’s proportionate share therein are the same.
(**)	The total NOI of the properties of the field of operation in 2015 amounted to EUR 4,625 thousand.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

10.4.3.	Human capital

As of December 31, 2017, Gazit Germany has 7 administration and finance employees (8 employees in 2016).

10.5.	Investment in a real estate investment fund in India

In August 2007, a wholly-owned subsidiary of the Company entered into an agreement to invest in Hiref International LLC, a real estate fund in India that is registered in Mauritius (the “Fund”). The Fund was established on the initiative and with the support of HDFC Group, one of the largest economic bodies in India. According to the Fund’s incorporation documents and the investment agreement, the Fund will invest directly and indirectly in real estate companies that operate in the development and construction field and in similar fields, including in special economic and trade zones (SEZ), technological parks, combined municipal complexes, industrial parks, and buildings in the accommodation and leisure sector, such as hotels, residential buildings and commercial and recreation centers. According to the Fund’s establishing papers, the Fund will end it’s activity in 2019. Up to the date of this report, the Company’s investment in the fund is U.S.$ 76 million.

For additional details regarding the Fund, refer to Note 10(3) to the financial statements.

10.6.	Securities portfolio and investment fund holdings

From time to time, the Company owns securities of publicly listed companies and investment funds, diversifying its investments, in amounts that are not material to the Company (excluding holding in REG, described separately in section 9 above).

The Company follows other public companies with principally similar activity as the Company (companies that invest in commercial real estate, especially in the Group’s areas of operation) in order to identify companies that, in the Company’s opinion, are apparently undervalued. From time to time, the Company invests in the securities of such companies and might sell the securities if their value rises, or obtain material holdings in these companies (whose activity is similar to that of the Company) which provide the Company with influence or a certain level of control in the companies.

From time to time, the Company enters into hedge transactions, whereby it purchases derivative financial instruments of U.S. income-producing property shares, inter alia, to moderate potential changes in the Company’s investments in the United States and for other business considerations. For further details regarding the hedging activities of the Company, refer to Note 35 to the financial statements.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

11.	Required adjustments at the Company level

Reconciliation to the statement of financial position

		As of December 31
		2017	2016
		(consolidated) (in NIS thousands)
Presentation in the description of the Company’s business	Total investment properties whose development was completed in Canada (consolidated) (*)	-	23,778,663
	Total investment properties whose development was completed in Northern Europe (consolidated)	16,975,220	17,663,864
	Total investment properties whose development was completed in Central and Eastern Europe (consolidated)	10,729,459	10,142,004
	Total investment properties whose development was completed in Gazit Development (consolidated)	2,598,570	2,466,182
	Total investment properties whose development was completed in Gazit Brazil (consolidated)	1,847,439	2,114,550
	Total investment properties whose development was completed in Gazit Germany (consolidated)	343,839	385,091
	Total investment properties whose development was completed and investment properties under development in Gazit Horizons (consolidated)	445,684	-
	Total investment properties under development in Canada (consolidated) (*)	-	321,684
	Total investment properties under development in Northern Europe (consolidated)	502,301	207,851
	Total investment properties under development in Gazit Development (consolidated)	-	46,000
	Total plots of land classified as investment properties under development in Canada (consolidated) (*)	-	191,448
	Total plots of land classified as investment properties under development in Central and Eastern Europe (consolidated)	950,480	983,982
	Total plots of land classified as investment properties under development in Gazit Development (consolidated)	332,696	379,939
	Total plots of land classified as investment properties under development in Gazit Brazil (consolidated)	23,536	32,606
	Total plots of land classified as property held for sale in Central and Eastern Europe (consolidated)	-	48,709
	Total plots of land classified as investment properties in Gazit Development (consolidated)	4,600	-
	Other adjustments	-	(95)
	Total (consolidated)	34,753,824	58,762,478
Presentation in the statement of financial position	“Investment property” item in the statement of financial position (consolidated)	32,427,501	55,982,177
	“Investment property” classified as property held for sale (consolidated)	418,933	568,081
	“Investment property under development” item in the statement of financial position (consolidated)	502,303	575,535
	Plots of lands	1,400,487	1,537,676
	Plots of land classified as property held for sale	4,600	99,009
	Total	34,753,824	58,762,478

(*)	In March 2017, the Company sold 9 million shares of FCR. As from the date of sale, the Company no longer holds effective control in FCR and therefore no longer consolidates FCR in its financial statements. Accordingly, the data of FCR as of December 31, 2017 are not included in the table.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

Adjustment to FFO income

For details regarding FFO for the years ended on December 31, 2015 to 2017, refer to section 2.2 of the Directors’ Report.

D.	Issues relevant to all fields of operation of the Group

12.	Marketing and distribution

As is usual in the sectors and in the regions in which it operates, from time to time the Company and its subsidiaries make use of various marketing channels for the purpose of leasing its properties, the principal of which are: local advertising; ongoing contacts with realty brokers; participating in sector-orientated exhibitions and conventions; updating the available property listings on websites; in-house marketing. In addition, the Group advertises the activities of tenants in its complexes, also conducting community and commercial activities, in order to maintain and promote the complex as an attraction to the local consumers.

13.	Competition

13.1.	In the Company’s opinion, its fields of operation are characterized by a particularly high level of competition, due to the large number of firms active in these fields. The Company and its subsidiaries are exposed to competition from commercial real estate owners and developers, real estate companies (including public companies in the Company’s areas of activity), pension funds and financial entities, entrepreneurs in the real estate sector, private equity funds and retail chains (e.g., the Wal-Mart chain), as well as other owners and developers of commercial real estate in areas where the Group’s properties are located. This includes, inter alia, leading companies such as: Federal Realty, Kimco Realty and VorNaDo that compete with the operations of the Company in the United States; Sponda, Unibail-Rodamco, Steen & Strom, Atrium Ljungberg and Wereldhave that compete with CTY; and Unibail-Rodamco, Klepierre and ECE Projektmanagement that compete with ATR; Riocan and Choise which compete with FCR in Canada.

In recent years, the Group is exposed to increasing competition from online retailers (retailers that offer e-trade platforms and conduct their business on the internet), whose market share of the sales sector is expected to continue increasing in the future, thus reducing the business of the Group’s tenants.

Some of the said competitors have considerably greater resources at their disposal than those available to the Group. The competitive advantage of such competitors reduces the Group’s bargaining power and could result in a reduction in the Group’s profitability.

13.2.	The Company and its subsidiaries see themselves as having a number of competitive advantages that, in its opinion, assist it in coping with its competitors, and that in the Company’s opinion constitute critical success factors for its fields of operation. Such advantages include the following: the Group’s properties are located in central cities and attractive urban growth areas, having high rates of population growth and high density rates, which are characterized by substantial entry barriers; the ability to offer retailers a large number of properties that match their requirements over a wide area; proactive management of the properties with emphasis on the composition of renters (including the inclusion of renters that are less vulnerable to online-sales competition) and on ensuring that properties are maintained to a high standard over time; senior management that is experienced and has proven achievements; local management that is experienced, knowledgeable and familiar with the Company’s field of operation in each of the operating regions; a mix of tenants that are include retail chains or otherchains, which supply the day-to-day needs of the population. Such chains, by their very nature, have a high customer flow and are more resilient to fluctuations in the economy; establishing and maintaining a strong network of relations with tenants on an ongoing basis, and a wide tenant base (as of the reporting date, the Company and its subsidiaries has more than 5 thousand lease agreements, and the rental income from the largest tenant represents 6% of the total rental income in the report year (3.2% in 2016)); a sound reputation, a wealth of experience, a thorough familiarity with the sector and a proven performance record of almost three decades; geographic deployment across multiple countries (more than 20 countries, as of the reporting date); regional dominance that facilitates a variety of investment opportunities and enhances the ability to contend with cyclical changes in the economic conditions in the different markets; substantial financial capabilities and access to various capital markets, including a high credit rating; holding an inventory of land in proximity to some of the Company’s properties, and experience in the improvement, development and redevelopment of properties; high liquidity which allows for financial flexibility.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

14.	Fixed assets

For details regarding the Company and its subsidiaries fixed assets, refer to Note 13 to the financial statements.

15.	Intangible assets

The Company owns several trademarks in Israel: Gazit-Globe (in Hebrew and in English), AAA, LOCATION LOCATION LOCATION (text and design); registered trademarks in the United States: Gazit-Globe, G (design in black and white), and G (design in color); and registered trademarks in the EU, in Russia and in Brazil: LOCATION LOCATION LOCATION (design).

As of the reporting date, intangible properties have not been recognized as an asset in the Company’s financial statements.

16.	Human capital

16.1.	As of December 31, 2017, the Company and its wholly-owned subsidiaries (which are not separately presented in this report) have 42 full-time permanent employees, as follows: 33 employees in Israel (33 employees in 2016); and 8 employees in the United States (9 employees in 2016), which are primarily concentrated in the controllership, finance and legal departments, analysis, business development as well as in administration and the head office.

The said employees are employed under personal employment contracts, and are usually entitled to a base salary, accepted social benefits and bonuses, at the discretion of the specific employer’s management. Some of these employees are entitled to various benefits according to the position they hold, and receive in addition long-term compensation in the form of mechanisms based on the Company’s securities. , including as set out in section 16.6 below.

16.2.	In November 2016, and after receiving the approval of the Company’s Board of Directors and its Compensation Committee, a general meeting of the Company’s shareholders approved a compensation plan for the Company’s officers, which supersedes a previous compensation policy from September 2013 (the “Compensation Policy”). The Compensation Policy applies to the Company’s President, its executive vice president, its vice-presidents and directors, including directors who serve in another position in the Company (with the exception of the Company’s controlling shareholders). Under the Compensation Policy, the compensation package to the Company’s officers will include three principal components, in varying proportion, specifically (a) salary and related components; (b) annual bonuses; and (c) long-term equity-based compensation, as set out in the compensation policy. For further details regarding the company’s compensation policy, see the complementary report for the convening of a meeting from November 10, 2016 (ref.: 2016-01-076413).

•	In 2017 it was determined that the annual bonus to officers for said year will be based on specific parameters and the minimum value of each of the following parameters:

Parameter	Weight in the grant formula for 2017	Minimum value for 2017
FFO per share (in NIS) (*)	10%	3.08
Leverage ratio – expanded solo	20%	52.9%
Performance of the Company’s shares compared with relevant indices[29]	20%	0%
General and administrative expenses target, expanded solo basis (in NIS million)	15%	130
EPRA NAV per share	10%	63.92
Discretion of the Board of Directors	25%	-

(*)	In monitoring compliance with this target, the same currency rates will be used that were used to determine them
(**)	Excluding new merger transactions, but including related transaction costs.

[29]	The comparison was made against an indices basket which includes: TA-Real Estate 15 (12%), RMZ (23%), EPRA Global (18%), EPEU (16%), IBOvespa (19%) and TSX Reits (22%).

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

16.3.	Officers of the Company are entitled to insurance, indemnification and exemption (for details refer to Regulation 29A of the Periodic Report).

16.4.	The Company has a certain degree of dependency on the continued activity of the President of the Company and one of its controlling shareholder, Mr. Chaim Katzman. The Company is unable to assess what effect, if any, the termination of service of Mr. Katzman.

Until January 31, 2018, Mr. Katzman served as as Executive Chairman of the Company’s Board of Directors, without receiving remuneration from the Company. However, within the framework of his position, Mr. Katzman was entitled to continue using the means that are at the disposal of the Company’s management for the purpose of fulfilling his duties.

As of February 1, 2018, Mr. Katzman serves as the Company’s CEO and as Vice Chairman of the Board of Directors. As of the reporting date, Mr. Katzman’s compensation relating to his position as CEO of the Company has not been approved. The Company is assessing the details of the position and his employment and will approve it as required by law.

16.5.	For details regarding the compensation payable to directors in the Company (other than Mr. Katzman), see Regulation 21 in Chapter D of the Periodic Report.

16.6.	The Company’s share-based compensation

From time to time, the Company grants shares and securities that are convertible into shares to Company officers and to its employees and those of its wholly-owned subsidiaries.

(a) 2011 Plan

In December 2011, the Company adopted a securities compensation plan, according to which the Company may allot to managers, employees, directors, consultants and service providers of the Company and related companies up to 4.5 million shares or securities that are convertible into shares of the Company. In May 2017, the Board of Directors of the Company approved the expansion of the number of securities available for allotment under the plan up to 8 million shares or securities that are convertible into shares of the Company and the extension of the effective period of the plan until 2025. The plan is managed by the Compensation Committee, that will set the terms of the securities allotted in virtue of the plan. According to the plan, those entitled may be allotted share options, restricted shares, restricted share units or any other share-based compensation, at the discretion of the Compensation Committee and the Board of Directors. Share options allotted by virtue of the 2011 plan may be exercised in different ways, as decided by the Committee, including by way of net exercise, namely receiving the number of shares that reflects the value of the financial benefit embodied in the share options (“cashless exercise”). Share options allotted under the 2011 plan will be subject to the different customary adjustments. In addition, provisions were set for different cases involving termination of the allottee’s employment in the Company, where for some of the officers a mechanism is in place for accelerated vesting of the instruments they will be granted under the plan, in the event that the Company decides to terminate their employment other than in circumstances in which they will not be entitled to severance pay and under certain circumstances of change of control in the Company. For details regarding the allocation of securities to officers and employees of the Company under the 2011 plan, refer to Note 27 to the financial statements and Regulation 21 in Chapter D below.

(b) Allotment of share options and restricted shares with a cash benefit (phantom)

From time to time, wholly-owned subsidiaries of the Company enter into compensation agreements with their officers and employees (who are not officers of the Company), imitating the grant of share options with a cash benefit or restricted shares (a phantom agreement). For details regarding the allocation of options wish a cash benefit, refer to Note 27f to the financial statements and to Regulation 21 of Chapter D below..

17.	Working capital

The Company and its controlled private subsidiaries finance their operations, inter alia, from dividends received from its affiliates. In 2017, the Company and its wholly-owned subsidiaries received dividend payments in the amount of NIS 912 million from its companies CTY, FCR, ATR, EQY and REG. For additional details regarding the Company’s policy regarding working capital as well as the current assets and current liabilities balances of the Company and its subsidiaries, refer to section 3.4 of the Directors’ Report. For details regarding the Company and its subsidiaries’ credit policy, refer to section 3.6 of the Directors’ Report.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

Summary composition of the working capital – As of December 31, 2017 the Company and its subsidiaries working capital comprises on the assets side mainly cash and cash equivalents, short-term investments including tradable securities in the amount of NIS 1.8 billion, trade and other receivables in the amount of NIS 0.4 billion and held-for-sale assets in the amount of NIS 0.4 billion. On the liabilities side, the Company and its subsidiaries working capital primarily comprises short-term credit and current maturities in the total amount of NIS 1.9 billion, trade and other payables in the amount of NIS 1.3 billion.

As of December 31, 2017, the Company and its subsidiaries have unutilized long-term credit facilities available for an immediate drawdown and liquidity in the amount of NIS 7.8 billion (of which NIS 4.0 billion in the Company and its wholly-owned subsidiaries). Additionally, FCR, an associate of the Company, has unutilized long-term credit facilities available for an immediate drawdown and liquidity in the amount of NIS 1.4 billion.

18.	Financing

The Company generally funds its activities with its equity, issuance of marketable debentures, bank credit and issuance of capital. Credit is obtained by the Company in various currencies depending on its purpose (primarily: U.S Dollar, Euro, Canadian Dollar and NIS) and bears variable or fixed interest. The Company customarily enters into hedge transactions to fix currency exchange rates and interest rates, for details refer to section 18.8 below.

Presented below are summary data about the financing activity at the Company and its subsidiaries level, as well as data for the Company and its wholly-owned subsidiaries. For details regarding the financing activities of the Company and its subsidiaries companies in the various fields of operation, refer to sections 6.10, 7.10, 8, 9, 10.1, 11, 10.2.7 and 10.3.5 above.

18.1.	Summary of the Company and its subsidiaries overall liabilities and credit lines

As of December 31, 2017, the interest-bearing liabilities of the Company and its subsidiaries to banks and others totaled NIS 26.6 billion (as of December 31, 2016– NIS 45.1 billion; as of December 31, 2015– NIS 45.2 billion).

As of December 31, 2017, the Company and its subsidiaries have revolving credit facilities in the total amount of NIS 8.2 billion, of which it had utilized a total of NIS 2.1 billion at that date. Additionally, FCR has revolving credit facilities in the total amount of NIS 3.3 billion, of which FCR has utilized NIS 1.9 billion.

18.2.	Credit facilities of the Company and its wholly-owned subsidiaries:

As of December 31, 2017, the Company and its wholly-owned subsidiaries (excluding Gazit Development) have revolving credit facilities from several local and international banks, in a total amount of NIS 4.8, of which NIS 2.1 billion have been utilized as of the said date. To the date of publication of the report, the credit facilities are secured with part of the Company’s interests in the Group companies (as detailed below), are for periods of three to four years and end in the years 2019-2021. The credit facilities bear an annual margin at a weighted rate as of December 31, 2017 of 2%. As of December 31, 2017, the Company has pledged in favor of the aforesaid credit facilities 12.1 million shares of REG (that represented 7.1% of its share capital), 75.8 million shares of FCR (representing 31% of its share capital), 336 million shares of CTY (representing 37.8% of its share capital) and 125.3 million shares of ATR (representing 33.2% of its share capital).

To the date of publication of the report, the Company and its fully owned subsidiaries have revolving credit facilities from a number of local and international banks, in total fo NIS 4.4 billion, of which 1.2 billion has been utilized to date and 11 million shares of REG (that represented 6.5% of its share capital), 66.2 million shares of FCR (that represented 27.1% of its share capital), 322 million shares of CTY (that represented 37.3% of its share capital) and 125.3 million shares of ATR (that represented 33.2% of its share capital) are pledged in favor of the aforesaid credit facilities.

For additional details, refer to Note 21 to the financial statements.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

18.3.	Debentures of the Company and its wholly-owned subsidiaries

As of December 31, 2017, the Company has debentures in the amount of NIS 11.2 billion. The debentures of the Company (Series C, D, I and K-M) are rated ilAA- (Stable Outlook) and the debentures (Series J) that are secured by a pledge on real estate of the Group are rated ilAA (Stable Outlook) by S&P Maalot, according to a rating report from March 2018, and have also received a rating of Aa3 (Stable Outlook) from Midroog in its rating report from November 2017.

The Company’s debentures are not secured, with the exception of Debenture (Series J), for which an asset held by Gazit Development is pledged (for details, see 7f of the Directors Report). For details regarding the debentures of the Company, refer to section 7 of the Directors’ Report and to Notes 19a and 19b to the financial statements.

For details regarding the financial covenants attaching to the debentures (Series K and L), refer to Note 19 to the financial statements, which are attached in Chapter C of this report. For details regarding the financial covenants attaching to the debentures (Series M) issued after balance-sheet date, refer to Note 33c to the financial statements, which are attached in Chapter C of this report.

As of December 31, 2017, the equity of the Company amounted to U.S.$ 2,866 million, the ratio of net interest-bearing debt to total assets was 52.6% and the debentures were rated ilAA- (Stable Outlook) by S&P Maalot and Aa3 (Stable Outlook) by Midroog.

18.4.	Cross-default mechanism in the credit agreements of the Company

The credit agreements of the Company include a cross-default mechanism that does not create a link between the specific loans, with the minimum amount that activates the mechanism in the credit agreements of the Company is U.S.$ 40-50 million.

Furthermore, certain series of marketable debentures of the Company include a cross-default mechanism in the event of calling for the immediate redemption of another series of debentures, and in Debenture (Series M), in the event of calling for the immediate repayment of bank financing.

18.5.	Some of the credit documents of the Company and its subsidiaries contain financial covenants and other customary conditions for calling for the immediate repayment of the credit, including: a change of control in the Company, its subsidiaries or in companies whose securities have been pledged to secure the credit, restructuring, certain material legal proceedings (including in relation to liquidation, receivership and property disposal and execution proceedings), termination of activities, delisting of the securities pledged against the credit or of securities of the Company etc.

As of December 31, 2017 and shortly before the date of approval of this report, the Company and its wholly owned subsidiaries are in compliance with all of the covenants that apply to them. Additionally, as of December 31, 2017, all the subsidiaries of the Company are in compliance with all of the covenants that apply to them and, to the best of the Company’s knowledge, this status has not changed to the date of this report.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

18.6.	Summary of the outstanding loans of the Company and its wholly-owned subsidiaries[10]:

The following table presents the credit and long-term loans (including current maturities) received by the Company and wholly-owned subsidiaries to finance their operations, that are not intended for specific use, as of December 31, 2017:

	Balance (NIS in millions)	Weighted interest rate	Effective interest rate	Average repayment period (years)(*)
Secured loans from financial institutions at variable interest	2,465	3.46%	3.46%	2.03
Unsecured loan from financial institutions at fixed interest	601	5.80%	5.80%	6.72
Secured debentures at fixed interest	775	6.50%	5.76%	1.70
Unsecured debentures at fixed interest	9,277	4.82%	4.40%	4.75
Total	13,118	4.71%	4.37%	4.15

(*)	The average repayment period refers to the repayment of the principal and interest payments.

18.7.	Summary of the outstanding credit of the Company and its wholly-owned subsidiaries:

The table below provides details regarding the outstanding credit of the Company(*) and its wholly-owned subsidiaries (in NIS millions), as of December 31, 2017:

	The Company (*)	CTY	ATR (**)	Gazit Development	Total
Outstanding debentures (tradable and non-tradable)	10,051	7,716	3,530	-	21,297
Outstanding bank credit(***)	3,066	939	560	695	5,260
Total liabilities	13,117	8,655	4,090	695	26,557
Approved revolving credit facilities	4,815	2,310	934	125	8,184
Utilized credit facilities(****)	2,073	2	-	67	2,142
Balance for utilization	2,742	2,308	934	58	6,042
Guarantees in the ordinary course of business	-	170	-	10	180

(*)	The Company and its wholly-owned subsidiaries (with the exception of Gazit Development).
(**)	Includes excess cost accounted for at the time of its acquisition.
(***)	Including the utilization of approved credit facilities.
(****)	Includes utilization with respect to the provisions of guarantees.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

18.8.	Swap transactions

As aforesaid, the majority of the Company’s debt sources from the local capital market are in NIS (most of the debentures are linked to changes in the consumer price index) while the majority of the Company’s properties are denominated in foreign currency according to the Group’s functional currencies. To mitigate the currency exposure of the equity to changes in the exchange rates, the Company conducts short-term and long-term swap transactions, as necessary, and in most of them it replaces the shekel liability with foreign currency liability, in accordance with ISDA (International Swap and Derivatives Association) agreements between the Company and various banking institutions. The long-term swap transactions are mainly fully reconciled with the debenture repayment schedules (principal and interest). In addition, in relation to most of the swap transactions, the Company has entered into CSA agreements (Credit Support Annexes) that provide for mechanisms for the current settling of accounts between the Company and the banking institution that is the counterparty to the swap transaction, in connection with the fair values of such transactions.

As of December 31, 2017, the outstanding short-term and long-term linkage basis and currency swap transactions amounted to NIS 8.6 billion. The fair value of the swap transactions as of the reporting date is NIS 836 million (reducing intakes relating to the agreements under CSA. Approximately NIS 383 million) (of which the fair value of the current maturities and the short-term swap transactions is NIS 83.5 million). For additional information, including information regarding the settlement of swap transactions in the reporting period, refer to Note 35c to the financial statements.

19.	Taxation

For details regarding the tax laws applying to the Group in Israel, the Company’s tax assessments, assessments in dispute, and the implications of tax laws for Group companies abroad, refer to Note 24 to the financial statements.

20.	Environment

20.1.	The Company and its subsidiaries, due to their ownership of real estate, are subject to legislation, and federal, state and local environmental regulation. In relation to this, they could be held responsible for, and have to bear, the clearance and reclamation costs with respect to various environmental hazards, pollution, and toxic materials that are found at, or are emitted from, its properties (and could also have to pay fines and compensation with respect to such hazards). The costs of the above could be high and could even exceed the value of the relevant properties. Failure to remove these hazards could have a detrimental effect on the Company and its subsidiaries’ ability to sell, rent or pledge the properties at which such hazards are found, and could even result in a lawsuit. As of December 31, 2017, the Company and its subsidiaries are aware of a number of properties that require attention from an environmental aspect, in addition to properties that are already being attended to in this regard. The Company and its subsidiaries are unable to guarantee that the information in its possession reveals all its potential liabilities with respect to environmental hazards, or that former owners of properties acquired by the Company and its subsidiaries had not acted in a manner that constitutes a material breach of the provisions of environmental laws, or that due to some other reason a serious breach of such provisions has not been, or will not be, committed. Furthermore, future amendments to environmental laws (that have become more stringent over the past few years) could have a material effect on the Company’s position, from both the operational and the financial aspects. As of December 31, 2017, the Company believes that the costs expected to be incurred with respect to its liability for environment-related damages are not material to the Company and its subsidiaries.

20.2.	The Company and its subsidiaries strive to conduct their business in an environmentally-friendly manner and in accordance with the sustainability principles. The Company has a social responsibility code, which, inter alia, presents the Company’s policy with regard to environmental and community issues. Social responsibility was and will continue to be an issue that reflects the Company’s positive and active approach to environmental and community issues as a leading global company.

The Company’s and its subsidiaries management believe that sustainable business success is built for the long run, and is therefore investing resources in environmental conservation and in the construction of environmentally-friendly shopping centers. The Company and its subsidiaries management are of the opinion that in the long term, the consumers, the retailers and the Group companies will benefit from this course of action. Thus, for example, the use of green energy and the recycling of various materials will benefit the community, preserve the environment, and in the long term save costs for the Company. In addition, the Company assesses that the growing awareness of the need to preserve the environment will lead the population to prefer visiting “green” shopping centers over regular shopping centers, thus increasing the value of the Group companies’ properties.

The issue of the environment and its protection is being addressed by senior officers in the Company and its subsidiaries, who are also assisted by external consultants to promote green construction.

Group companies make use of a variety of materials in the course of their business activity, both on construction sites, where they use mostly construction materials, and in office activity in the administrative headquarters. Within the framework of the companies’ efforts to minimize their environmental footprint, they are attempting to reduce the use of materials that are not biodegradable, use recycled materials, and send products and materials no longer used for recycling and/or reuse.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

20.3.	CTY strives to be a pioneer in the management of sustainable properties, and is considered among Nordic companies a pioneer in the implementation of sustainability principles in its shopping centers and is even awarded recognition and awards for this reason. CTY has a goal-oriented program aimed at promoting and controlling parameters such as waste management, recycling, construction materials, efficient use of resources (energy and water), air quality, etc. CTY’s sustainability policy sets challenging targets and goals that are to be achieved by the year 2030, this in order to better reflect CTY’s priorities and its effect on its surrounding community. Among others, in 2017, the European Public Real Estate Association (EPRA) announced that CTY’s sustainability report is one of the best in the industry, and it has won the EPRA Gold Award for Sustainability Best Practices for the sixth consecutive year. Since 2013, CTY has been awarded the Green Star under the Global Real Estate Sustainability Benchmark (GRESB) and in 2016 it was among the top 6% of all international companies inspected worldwide. Commencing in 2016, CTY assimilated the application of the BREEAM certificate, which is awarded for the achievement of an external benchmark of environmental standards that are designated to improve the environmental performance of existing buildings. As of December 31, 2017, 80% of CTY’s shopping centers that had been inspected under this benchmark have been awarded a BREEAM certificate.

20.4.	ATR strives to reorganize its activity and properties in order to operate in the spirit of the sustainability principles. Within this framework, ATR works to reduce its energy consumption, by investing in increasing the efficiency of its infrastructures. In addition, ATR has started using sustainability criteria in its assessment of properties for future acquisition. In recognition of its efforts, in 2013 ATR’s people in Poland received the green buildings award in Central and Eastern Europe. Management of ATR has adopted an environmental sustainability policy that is overseen by its sustainability committee. The achievements of ATR during the year have been widely recognized in the sector. For the second year, ATR has volunteered to participate in the Global Real Estate Sustainability Benchmark (GRESB) survey and was awarded the Green Star for its ranking in the upper quarter, alongside similar leading companies in the sector and has also participated, for the first time, in the EPRA Sustainability Survey and was awarded a silver medal.

In 2017, ATR published for the first time, a sustainability report that complies with international reporting standards concerning the sustainability goals that it is committed to attain in the near term and the long term. ATR is aiming to publish an additional report in the first half of 2018.

21.	Restrictions on and supervision over the Company’s operations

21.1.	The Group’s properties are subject to the various laws and regulations of the regions in which they are operated, from a variety of aspects, as is customary for the construction and operation of commercial real estate properties in the said regions, and inter alia: planning and construction laws, regulations pertaining to construction and development of real estate properties, municipal laws with respect to licensing the use and operation of the properties, laws with respect to the adaptation of properties to people with disabilities, and environment law. The Company believes that its properties substantially comply with the legal requirements for their operation. However, it cannot assess the implications, if any, of the adoption of new laws and regulations or amendments to existing laws and regulations for existing properties or properties the Group will acquire in the future.

21.2.	In addition, the Company, as well as CTY, ATR, FCR and REG, being public companies, are subject to regulations pertaining to the securities laws and the stock exchange rules (including corporate governance rules) applying to each of these companies according to the country they are incorporated in and where their shares are traded. Compliance with these requirements entails substantial costs for the Company as well as for the aforesaid Group companies, and, their breach could lead to the companies being fined and even to the perception of an administrative breach or a criminal offense.

Pursuant to the Efficiency of Enforcement Procedures in the Securities Authority (Legislation Amendments) Law, 2011, and with the aim of identifying and preventing breach of securities laws, the Company has adopted an internal securities law enforcement plan.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

21.3.	In December 2013, the Law to Promote Competition and Reduce Concentration, 2013 (the “Concentration Law”) was published in the official records of the State of Israel. The Concentration Law aims to reduce the concentration level in the Israeli economy through three major actions: (a) imposing structural limitations and corporate governance rules on interests held in the form of a pyramid structure; (b) separation between interests in a significant real (non-financial) corporation and interests in a significant financial corporation; (c) imposing limitations on the allocation of State assets.

•	Interests in a pyramid structure – the Law prohibits controlling a structure comprising more than two tiers of reporting corporations in Israel. To the date of the report, the Company is in compliance with the aforesaid provisions of the Concentration Law.

In addition, within the framework of this chapter in the Law, the Minister of Finance and the Governor of the Bank of Israel were tasked with setting forth provisions for limitations on the accumulated credit extended to a corporation or a business group (a controlling shareholder and the companies under his control) by financial entities, taking into account, inter alia, the liability of each corporation or all companies of the business group. The Minister of Finance and the Governor of the Bank of Israel may prescribe that such provisions will also apply to borrower groups and to related companies in circumstances as will be set forth.

Proper Banking Management Directive No. 313 of the Supervisor of Banks in Israel imposes, inter alia, restrictions on the volume of loans that may be extended by a bank to a “single borrower”, a single “group of borrowers” and to the bank’s largest “groups of borrowers”, as the terms are defined in said Directive. On June 9, 2015, the Supervisor of Banks issued a Circular for the Amendment of Proper Banking Management Directive No. 313, as regarding the restrictions imposed on the debt of a borrower and of a group of borrowers. The Circular narrows down the definition of bank equity, resulting, inter alia, in stricter restrictions on the extension of credit to a borrower and to a group of borrowers. Since the Company and the controlling shareholder therein obtain loans and credit from Israeli banks, such restrictions could affect the volumes of credit that may be attained by the Company. For additional details, see also section 27.1.1 below.

•	Separation between real and financial corporations – the Law prohibits parallel ownership of significant real corporations and significant financial corporations (as these are defined in the Law), above the prescribed threshold. The Company is deemed as a significant real corporation. Accordingly, the limitations on interests in significant financial corporations above a specific threshold apply to it and to its interested parties, and a restriction was imposed in connection with the cross-office of directors in the Company and in a significant financial institution.

For additional details, refer to section 27.2.4 of the report and to Note 2a to the Financial Statements.

22.	Material agreements and strategic partnership agreements

22.1.	Reorganization agreement with Norstar Group

On February 1, 2012, the Company entered, after receiving the approval of its Audit Committee, Board of Directors and general meeting thereto, into an agreement with Norstar Holdings and Norstar Israel Ltd. (“Norstar Israel”), which is wholly-owned by Norstar Holdings (Norstar Holdings and Norstar Israel are the Company’s controlling shareholders and will be collectively called below: “Norstar Group”). The agreement (the “Gazit-Norstar Agreement”) contains the following three elements: (a) update to the terms of the management agreement entered into between the Company and Norstar Israel in July 1998, in effect since November 16, 2011; (b) amendment of the existing non-competition provisions in place between the Company and Norstar Group, in effect since November 16, 2011; and (c) grant of registration rights to Norstar with respect to Company securities held by it (including through its wholly-owned subsidiaries), as detailed below. Inter alia, this agreement replaced and updated a previous agreement between the parties dated 1998. In accordance with the provisions of the Companies Law, in September 2014 and October 2017, the Company’s general meeting (after the approval of the Company’s Audit Committee and its Board of Directors) re-approved the agreement, with an update of the management fees and the non-competition stipulation, with effect until November 16, 2020.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

Following are the principals of the Gazit-Norstar agreement, as in effect to the date of the report:

a.	Amendment of the non-competition stipulation

In August 1998, the Company and Norstar Group entered into an agreement for the private placement of shares to Norstar Group, which was intended to bring together, within the framework of the Company, all the property operations and all the real estate holdings of Norstar Group and of the Company. Accordingly, the said agreement set non-competition stipulations between the companies, which were updated within the framework of the Gazit-Norstar Agreement and amended as part of the re-approval of the agreement in October 2017. To the date of the report, the non-competition stipulation is as follows:

Norstar Holdings has undertaken that, so long as Norstar Group continues to be the Company’s sole controlling shareholder and so long as the Company is engaged, as its principal business, in the field of owning, operating and developing shopping centers and retail-based mixed-use properties (hereafter in this section: “Shopping Centers”) and/or controls and holds, as its principal activity, companies that are engaged, as their principal activity, in the aforementioned fields, Norstar Group will not engage in the field of owning, operating and developing Shopping Centers and will not own shares in companies that are engaged in this field as their principal activity (other than its interests in the Company), and proposals it receives to engage in and/or to hold the aforementioned will be passed on by it to the Company. The aforesaid will not apply to financial investments in the shares of companies listed on a stock exchange in Israel or abroad, which are engaged in the field of owning, operating and developing Shopping Centers as their principal activity, provided that Norstar Group does not own 5% or more of the issued share capital of any such single company. To remove any doubts, it is hereby clarified that Norstar shall not be prohibited from owning, operating and developing real estate other than Shopping Centers, as defined above, and shall not be prohibited from holding the shares of companies that own, operate and develop properties other than Sopping Centers as their primary activity. For details regarding the non-competition stipulation that was in effect until November 2017, including provisions concerning the Company’s right of first refusal, see section 22.1 in Chapter A of the periodic report for 2016, as published on March 26, 2017 (ref: 2017-01-029868), the provisions of which are included herein by reference.

b.	Management services agreement

The Gazit-Norstar Agreement updates the terms of the management agreement that existed between the parties, under which the Company provides Norstar Group with management services, as follows (the “New Management Agreement”):

According to the New Management Agreement, the management fees consideration paid by Norstar Israel to the Company was updated in October 2017 to amount to NIS 139,000, linked to the increase in the Israeli consumer price index plus VAT per month, in lieu of NIS 122,000 per (which were paid according to the agreement until November 2017) (the “Management Fees”). In consideration for the Management Fees, the Company rovides the following services to Norstar:: secretarial services, funds management (including reporting to the authorities), treasurer services, computer and IT services, communications, legal services, and handling of bank financing, the capital market and the investment of Norstar Israel and companies in its group (which include Norstar and companies controlled by it). To the date of the report, the management services provisions in the New Management Agreement are in effect for a period of three years starting on November 16, 2017 (having been extended several times sinc its original approval), at the end of which they will be automatically renewed, and will continue to be renewed, from time to time, for three-year periods, where each of the parties may refrain from renewal by informing the other party by written notice no later than 90 days before the end of the Agreement period (all subject to the provisions of the Companies Law).

c.	Grant of registration rights to the Norstar Group -

On completion of the issuance and registration of the Company’s shares for trade on the NYSE (“issuance of the Company on the NYSE”), the Company granted Norstar certain registration rights with respect to Company shares owned by it, including through its wholly-owned subsidiaries, the principles of which are as follows:

Piggyback registration – whenever the company acts to register its shares (or securities convertible into its shares) through the US Securities and Exchange Commission (the “SEC”), Norstar will have the right to join the registration of Company shares owned by it.

Non-shelf registered offering demand – Norstar may demand that the Company register Company shares owned by it in accordance with a registration document/a full prospectus (form F-1 or any other suitable registration document), at any time, after expiration of the restriction period applying to the Company and Norstar with regard to carrying out issuances in connection with the initial offering of the Company’s shares on the NYSE. Norstar may exercise its said right only twice, provided that the market value of the shares it wishes to sell in the offering does not fall below U.S.$ 30 million or all shares owned by Norstar and entities related to it, the lower of the two.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

Shelf registration demand – Norstar may demand that the Company register Company shares owned by it in accordance with a short-form registration document (form F-3 or any other suitable registration document), at any time when the Company is allowed by law to make such short form registration. In the case of an offering backed by full underwriting, Norstar may exercise its right as aforesaid twice in every calendar year, provided that the market value of the shares it wishes to sell in the offering does not fall below U.S.$ 30 million or all shares owned by Norstar and entities related to it, the lower of the two.

Notwithstanding the aforesaid, where the registration of Company shares owned by Norstar is made as part of the issuance of shares by the Company, where such issuance is secured by underwriting, insofar as the underwriters recommend that the quantity of shares registered for trading within the framework of the issuance be limited, the Company may limit the quantity of shares that Norstar may register under its aforesaid rights, in accordance with priority rules set in the agreement. In addition, under certain circumstances (including where the registration document stands to cause the Company material damage), the Company may postpone the publication of the registration document, subject to limitations detailed in the agreement.

The Company will bear all expenses entailed in fulfilling its obligations under the agreement with regard to the registration for trading of shares by its virtue.

The Company may enter into registration rights agreements with other shareholders subject to Norstar being entitled to the same registration rights granted to these other shareholders (insofar as these rights are preferred to the rights granted to Norstar under the registration rights agreement).

The registration rights detailed above will apply also to all securities issued with respect to these shares, including due to the distribution of stock dividend, share split, capital change, capital consolidation, merger, etc. In addition, Norstar may transfer its rights under the said agreement, all or in part, to any transferee, subject to it transferring at least 5% of the ordinary shares that may be registered.

Subject to extraordinary cases, the Company will indemnify Norstar and parties on its behalf for any damage, loss, or expense (including attorney’s fees) caused as a result of erroneous information included in a registration document or a prospectus or as a result of breach of the law by the Company in connection with such registration, unless such erroneous information was provided by Norstar. In addition, subject to extraordinary cases, Norstar will indemnify the Company and parties on its behalf for any damage as aforesaid caused as a result of erroneous information included in a registration document or a prospectus and that was provided by Norstar. In any case, the indemnification amount Norstar will be required to pay will not exceed the net consideration amount received from its sale of securities within the framework of the relevant registration.

The registration rights agreement will be in effect for the period starting with the Company’s issuance on the NYSE and ending at such a time when no securities remain that are entitled to registration by its virtue or until ten years have elapsed from its signing, the earlier of the two (all subject to the provisions of the Companies Law).

22.2.	Agreements with regard to ATR

Pursuant to an agreement signed between the Company (through a wholly-owned subsidiary of the Company, through which the Company’s investments in ATR were made and ATR in September 2009, the Company was granted the following rights30:

(a)	A list of matters has been set for which the Investors were granted veto rights, stipulating that , as long as it owns at least 20 million shares (immediately before the reporting date, the Company owns 224.7 million shares in ATR,), its consent is required to conduct certain material actions with respect to ATR, for which materiality thresholds were stipulated in the agreement, including: sale of properties of ATR; acquisitions or entering into transactions; entering into a material agreement; change of the tax regime applying to ATR; and appointment of ATR’s CEO. It was also decided that any decision regarding a material change in the business of one of the companies in the ATR Group, and regarding the issue of securities by ATR or any company in the ATR Group (with exceptions stipulated in the agreement) will require the consent of a special 2/3rds majority of ATR’s general meeting. In addition, rights to receive information were set for the Company.

[30]	On the date of signing of the agreement, the rights have been granted to the Company and to a third party that had held shares in ATR. Following the acquisition of the third party’s holdings in ATR in January 2015, his rights in regard to ATR, as prescribed in the aforesaid agreement, were transferred to the Company.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

(b)	The Company will be entitled to appoint four directors (out of a Board of Directors that does not exceed 10 members), as long as it owns (cumulatively) 80 million shares; three directors, as long as it owns 60 million shares; two directors, as long as it owns 40 million shares; and one director, as long as it owns 20 million shares.

(c)	The Company will maintain their rights to appoint the majority of the members of the Board of Directors’ Nominations Committee, which recommends the appointment of the remaining members of the Board of Directors, and to appoint the Chairman of the Board of Directors, as long as it owns at least 55 million shares.

22.3.	Shareholders’ agreement with CPPIBEH with respect to CTY

In May 2014, the Company entered into a governance agreement with CPPIBEH with respect to their holdings in CTY, which sets forth, inter alia arrangements for the appointment of directors to CTY’s Board of Directors, pursuant to which the Company has undertaken to support the appointment of up to two directors to be recommended by CPPIBEH, at least one of whom will be independent of both CTY and CPPIBEH, and CPPIBEH has undertaken to support the appointment of up to three directors to be recommended by the Company . In addition, the Company has undertaken to grant CPPIBEH the tag along right with respect to a sale of CTY shares at a volume exceeding 5% of CTY’s share capital during a period of twelve months. The agreement shall terminate at the earlier of the following: (1) after ten years have elapsed from its signing; (2) until such a time as CPPIBEH shall own less than 10% of CTY’s share capital, or (3) until such a time as the Company shall own less than 20% of CTY’s share capital.

22.4.	Governance agreement with REG

Alongside EQY’s engagement in the merger agreement with REG, the Company (including through its wholly owned subsidiaries) entered into a governance agreement with REG, as described below.

Pursuant to the governance agreement, the number of directors in REG will be increased by three, from nine to twelve: two independent directors on behalf of EQY (the reappointment of whom at the following general meeting of REG is not certain or assured) and one director on behalf of the Company, as described below. The first director to be appointed on behalf of the Company was the CEO of the Company, Mr. Chaim Katzman, who had served as Chairman of EQY’s Board of Directors until February 2017. REG has undertaken to pursue the appointment of a director on behalf of the Company as long as the Company holds at least 7% of the share capital in REG as recorded on the date of the merger transaction, provided that in the event that the Company may request to appoint a director other than Mr. Katzman, the identity of the director must be reasonably approved by the Board of Directors of REG. In February 2018, Mr. Katzman ended his office as Vice Chairman of the Board of Directors of REG, and to the date of the report the Company has not requested to exercise its rights to appoint another director on its behalf.

The governance agreement also provides for a standstill period, during which the Company may not carry out the main following actions: (1) acquisition of shares in REG resulting in the holding by the Company of more than 18% of the share capital in REG; (2) engagement in a voting agreement relating to the shares, a merger agreement or a change of control in REG, unless such transaction has been approved by the Board of Directors of REG; (3) convening a meeting of the equity holders in REG; (4) appointing additional representatives on its behalf to the Board of Directors of REG; and (5) altering or influencing the management, Board of Directors, organizational structure and policy of REG (including the dividend distribution policy). Additionally, for the duration of the standstill period, the Company undertakes to vote at the general meetings of REG in favor of the appointment of all directors nominated by the Board of Directors of REG and against any proposal to dismiss a director or to change the size of the Board of Directors. The standstill period will commence on the date of completion of the merger transaction and end on the later of: (1) two years from the date of completion of the merger transaction; (2) six months from the date on which the Company’s holding in REG falls below 7% of the share capital as recorded upon completion of the transaction; (3) six months from the date on which the Board of Directors of REG no longer includes a director appointed on behalf of the Company.

The Company was also granted certain information privileges, primarily as required for its reports and for registration rights in relation to its holding in REG shares.

As described in section 9.1 above, on March 1, 2017, the merger transaction was completed.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

23.	Legal proceedings

For details regarding the legal proceedings to which the Company and its subsidiaries are party, including disputed tax assessments, orders issued with respect thereto and legal proceedings vis-à-vis the tax authorities, refer to Notes 25d, 24m and 24n to the financial statements.

24.	Goals and business strategy

24.1.	The Company and its subsidiaries have a policy of examining its business strategy and its goals, from time to time, against the background of developments in its business and the macro-economic environment. Core points in the Company’s and its subsidiaries strategy, both as regarding real estate operations and as regarding the structure and financial operations of the Company, are summarized below:

•	Investment in commercial income-producing properties, in main cities, and densely populated areas; which predominantly provide to the daily needs of the residents. . These properties are held directly or indirectly and the Company works to increase its direct holding in its properties.

•	Focusing most of the operations in main cities in countries that have an international investment rating, and examining and implementing appropriate investment opportunities also in additional areas.

•	Divesting non-core assets with limited growth potential and/or low operating efficiency, inter alia, on the basis of examination of the type and geographical location of the property, while designating the consideration to enhancing its growth in urban areas and improving its operational efficiency and capital costs.

•	Selective and rational activity with respect to lease development and redevelopment of income-producing properties, in order to increase the yield and upgrade the existing properties portfolio. The Company and its subsidiaries strive to ensure that development and redevelopment activity does not encompass a material proportion of its properties.

•	Self and pro-active management – operations in the various countries are conducted through experienced local management. Expertise, knowledge, experience, contacts and familiarity with the business environment enable the Company to pursue a pro-active, dynamic and entrepreneurial strategy, that is intended to advance internal growth, inter alia, by adjusting the Company’s properties to developments in the market, hedging and high positioning of the existing properties portfolio, and pursuit of opportunities to purchase and develop properties in densely populated areas.

•	Assessing M&A opportunities with respect to real estate companies (including public companies), while making focused acquisitions, entering into agreements for strategic relations with other companies.

•	Continuing the creation of cooperation with financial institutions in Israel and worldwide, and managing the properties owned by such partnerships in a manner that reflects the Group’s experience and expertise.

•	Maintaining a high level of liquidity that enables the pursuit of business opportunities in the Company and its subsidiaries fields of operation and the management of its debts, which are spread over many years. Additionally, keeping as close an economic correlation as possible between the currency in which its assets are acquired and the currency in which the liabilities to finance the acquisition of those assets are taken out, in order to maintain its equity in the currencies of the various markets it operates in, and in similar proportions to the proportion of the assets in the various currencies to the total assets, and while entering, from time to time, into hedging transactions to reduce exposure to fluctuations in the exchange rates of foreign currencies.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

•	Utilizing international capital markets to increase financial flexibility and to gain greater exposure to local and international institutional investors, including the improvement of the credit rating of the Company, with an eye to reducing the debt costs of the Company, both by utilizing bank credit facilities and by raising capital and debt on the various markets.

•	Attributing significant importance to transparency and reliability vis-à-vis investors (shareholders and debenture holders) and acting accordingly.

•	The Company and its subsidiaries believe that the human capital it employs is one of its most important resources. Retaining human capital over time provides a stable basis for growth of the Company and its subsidiaries operations and for the creation of value for its shareholders.

24.2.	In accordance with its mentioned strategy, the Company expects to continue investing in its existing platforms, with emphasis on expanding the operations of the Company’s private arms. Within this framework, over the next three years the Company expects to invest NIS 1-2 billion in properties in Brazil through Gazit Brasil, focusing on Sao Paulo; NIS 2-3 billion in properties in U.S. through Gazit Horizons, focusing on main cities in the U.S; and NIS 0.6-2 billion in Israel through Gazit Development.

The Company intends to finance its anticipated investments with its own capital, issuance of private capital and bank credit, as well as the disposal of other investments of the Company, in line with the strategy described above.

The aforesaid goals are forward-looking. They constitute a vision and goals, which are based to a significant extent on expectations and assessments with respect to economic and other (industry-related and general) developments, and their interrelationships. Additionally, the investment plans of the Company, as described above, are subject to the available cash flows of the Company and its financial capacity, as well as to the investment opportunities in the relevant markets and the economic and financial conditions in such markets and globally. The Company cannot be certain that its expectations and assessments will indeed be realized, including with respect to its ability to realize its vision and to achieve the goals it has set for itself, including its investment plans, that are based, to a significant extent, also on factors that are inherently beyond its control. It is further clarified that Management of the Company will, from time to time, review its plans and adjust them to the relevant changes. It is hereby clarified that the Company’s operating results, including its investment goals, may differ materially from the plans and the results estimated or implied by this information.

25.	Material events subsequent to the reporting date

For details regarding material events that occurred subsequent to the date of the statement of financial position, refer to Note 38 to the financial statements.

26.	Financial information concerning geographical segments

Refer to Note 37 to the financial statements.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

27.	The risk factors applicable to the Company

27.1.	Macro risks

27.1.1.	Financing – The Company and its subsidiaries operations in acquiring properties and tradable securities of Group companies are financed in part by capital issuances and debt issuances in the various stock exchanges as well as by financial institutions. Should the Company and its subsidiaries financing ability be impaired, operations could be significantly limited.

The business results of the Company and its subsidiaries are dependent on their ability to raise loans or capital in the future and on the terms thereof, in order to repay loans and attain the cash flows required for their operation. The Company and its subsidiaries financing ability could be affected by an unavailability or a shortage of external financing sources, changes in existing financing terms, changes in their results of operation, legislative changes (including regulatory limitations on their credit balances, as detailed in section 21.3 above) and deterioration of the economic situation in the Company and its subsidiaries operating regions. Furthermore, the operating results of the subsidiaries could be affected by changes in interest rates, although in light of the fact that most of their indebtedness is at fixed interest rates, changes in the rates of interest have only a limited impact on the Company and its subsidiaries. The debt balances of the Company and its subsidiaries could have a material impact on them, including where the allocation of a material part of the cash flow to the repayment of loans is concerned, and it could also impair the ability to allocate resources to the operation, development and acquisition of properties, and the ability to distribute dividends and raise capital.

In addition, breach of the Company and its subsidiaries obligations within the framework of financing agreements, including its undertaking to maintain financial ratios, which are affected also by extraneous market factors, and restrictions with respect to change of control, could have material implications, such as a demand for early repayment of loans, disposal of properties and refinancing under less favorable terms. Also, a change (or anticipated change) in the credit rating of any of the Company and its subsidiaries could affect their access to financial markets and increase their capital raising costs.

Market conditions or other factors could affect the ability of the Company and its subsidiaries to effectively diversify its financing sources by obtaining financing from different sources. In addition, changes in the credit rating of companies in Group could affect the market price of their debentures as well as the tradability thereof, and could have an effect on their raising capital on stock exchanges and/or from financial institutions.

Furthermore, as stated in section 18.8 above, the Company has currency and interest swap transactions, with respect to some of which the Company has entered into agreements that provide for mechanisms for the current settling of accounts in connection with the fair value of the swap transactions. Consequently, the Company could be required, from time to time, to transfer material amounts to the banking institution based on the fair value of the aforesaid transactions.

27.1.2.	Changes in exchange rates – The Company’s equity has a currency exposure mainly to the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real, in such a manner that an increase in the exchange rate of the foreign currencies would increase its equity, while a decrease in their exchange rates would decrease its equity (where such effects are offset against linkage basis and interest rate swap and forward transactions undertaken by the Company) and partially by Call Options agreements. In addition, changes in the exchange rates will affect the fair value of derivative financial instruments (mainly the SWAP, forward and Call Options type), that provide economic hedging. The Company’s profitability could be adversely affected by the absence of hedging or at least partial hedging against changes in the exchange rates.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

27.1.3.	Changes in capital markets – A substantial part of the Company’s assets comprises the securities of its public subsidiaries that are held by the Company. Accordingly, changes in the capital markets and volatility in share prices in the wake of changes in market conditions and other conditions which the Company cannot control, could affect the price of the Company’s and Group companies’ shares, and affect the Company’s performance and its business results, which might, inter alia, expose the Company to the possibility of non-compliance with the financial covenants stipulated in its credit agreements and limit the ability to raise further capital.

27.1.4.	Economic conditions that affect geographical regions – The properties of the Group are widely distributed over many cities worldwide and by nature are exposed to different macroeconomic conditions that affect the operation and value of the properties. In addition, a material proportion of the Group’s leasable premises are located in Canada – mainly in the Greater Toronto Area, in the Greater Montreal Area, and in Helsinki, Stockholm, Sao Paolo and the Dan Region, thereby presenting an increased risk that the Group could be adversely affected, to a significant degree, by a downturn in the economic conditions or a natural disaster in these regions.

27.1.5.	Risk of terror attacks and natural disasters and uninsured risks – Terror attacks could affect the Group’s properties. In addition, some of the Group’s properties are in regions exposed to risk from natural disasters (e.g., hurricanes, winter storms, floods and earthquakes). Damage resulting from these risks and others either cannot be insured or are not fully covered by the Group’s insurance policies. In addition, the availability of insurance coverage for these and other risks could decrease and its premium cost could increase, in a manner that could lead to limited insurance coverage of Group companies.

27.1.6.	Investment in developing countries – some of the Group’s investments are in emerging markets, mainly in Central and Eastern Europe and in Russia (through ATR) and in Brazil. The Group’s investments in emerging markets are exposed to higher risks compared with its investments in markets in North America and in Northern and Western Europe; this includes also legal, economic and political risks to which the Company’s investments in these countries are exposed.

27.2.	Sector risks

27.2.1.	Changes in Consumption Habits – Seeing as the core of the Group’s assets are shopping centers, which depend on food stores, pharma, cloths and services, changes in the consumption habits in areas adjacent to these shopping centers, such as transition to purchasing in centers or platforms of other kinds or transition to purchasing using a phone or the internet (E-Commerce), can impair the ability of tenants in the Group’s assets, of which a material percentage are in retail, to meet their obligations to the group, and therefore, adversely Affect the Group’s business results. As a part of the major consumption habit trends in recent years, part of the Group’s companies have witnessed growth in the scope of purchases performed using the internet, and they assess that this growth with persist in such a way that might hurt the scope of tenant sales, which may in turn influence the demand for commercial assets among these tenants. In addition, changes of this kind may hurt intakes the the Group’s companies receive which are dependent on sales complete in the asset.

27.2.2.	Financial strength of tenants, including anchor tenants – Among the factors affecting the Group’s revenues is the financial strength of the tenants of its properties, and particularly tenants that are major tenants, including anchor tenants. Among the factors affecting the tenants’ financial strength is the economy in the countries and regions in which they operate. Factors such as deterioration in the economic conditions in the Group’s operating regions, changes in consumer buying habits, increased competition in the Group’s operating regions and the transpiring of another financial recession in the Group’s markets of activity could impact the business activity and the economic results of anchor tenants and other tenants in the Group’s properties, which could in turn lead to non-renewal of lease agreements, delays in the occupation of the Group’s properties, delay or failure to pay rent, etc., and as a result could have an adverse impact on the Group’s revenues. The departure of an anchor tenant has implications for the whole of the shopping center where the anchor tenant had rented premises and on the drawing power of the shopping center, and thus also on the Group’s income from that shopping center. This is true even if the anchor tenant continues to pay the rent with respect to the closed premises. In addition, if an anchor tenant leaves, occupying the property again at attractive terms could be difficult.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

27.2.3.	Changes in the rental policy of retail chains and major tenants – A large proportion of the major tenants of the Group are retail chains. The Group’s business results could be adversely affected by a change in the retail chains’ policy regarding the operating framework for their stores (such as the size of their stores) and the regions where they operate.

27.2.4.	Statutory and regulatory requirements with respect companies laws and securities laws

As the Company is a public company that is traded on the Tel Aviv Stock Exchange, on the New York Stock Exchange and on the Toronto Stock Exchange, it is required to comply with the relevant provisions of the law in Israel, in the United States and in Canada, including with the legal implications stemming from coordination and synchronization of these three legal systems. In addition, the securities of some of the Group companies (CTY, ATR, FCR and REG) are traded on different stock exchanges worldwide and are subject to the relevant securities laws governing each stock exchange (including corporate governance rules). Compliance with these requirements entails substantial costs for the Company as well as for the aforesaid Group companies, and, in addition, their breach could lead to the companies being fined and even to the perception of criminal offences, and could therefore adversely affect the Group. The Company has a plan in place for the enforcement of the securities laws, aimed at identifying and preventing breach of such laws by the Company.

In addition, In December 2013, the Law to Promote Competition and Reduce Concentration, 2013, which includes, inter alia, reference to control issues in a pyramid holdings structure and separation between significant real corporations and significant financial corporations, was approved by the Knesset. For details, refer to section 21 of the Report. Furthermore, within the framework of in the provisions of the Law, the Minister of Finance and the Bank of Israel Governor were tasked with setting forth provisions for limitations on credit extended to a corporation or a business group by financial bodies, in accumulate, taking into consideration, inter alia, the liability of each corporation or all companies of the business group. Such limitation could impede the ability of the Group to obtain credit to repay loans and for the cash flow required for its activity, and harm its operating results. In addition, under the provisions separating between significant real corporations (the class of corporations which the Company falls under) and significant financial corporations, limitations were imposed on interests being owned in the Company by significant financial corporations and their controlling shareholders, in a manner which limits the investment potential of such corporations in the Company, and limitations apply to the Company with respect to investment in financial corporations as aforesaid.

27.2.5.	Statutory and regulatory requirements, including with respect to environmental conservation – Group companies, including those involved in construction, development and redevelopment activity, are subject to statutory and regulatory requirements concerning environmental issues (environmental hazards, underground and above-ground pollution, toxic waste, etc.) and provisions requiring the adaptation of buildings to provide convenient access for the handicapped, and are responsible for bearing the costs involved in complying with such requirements, to the extent that this could adversely affect them (as of December 31, 2017, the Company is not aware of any such instance that could have an adverse effect on its results). The Company’s liability and its exposure to damages and costs (e.g., with regard to tax, environmental and regulatory aspects) could also result from actions or oversights related to the time in which the relevant property was owned by previous owners and held by other holders, including activity that is not in line with the provisions of the law (e.g., failure to comply with licensing requirements), as well as those resulting from tests that were conducted by the Company in preparation for the purchase of a property being incomplete or insufficient. For a description of the main risks involving breaches of the laws relating to environmental conservation, refer also to section 21 above.

27.2.6.	Property renovation and development activities – The Group operates, inter alia, in the property development field, both by way of initiation of development projects, by way of purchasing properties for development, and by way of expanding and developing existing properties. There is no certainty that the Group’s forecasts with regard to the development of one or more of its properties will materialize. The Group’s liabilities with regard to the development of its properties are subject to the risks that are generally involved in such activity and include, inter alia: delays in construction and time overruns (or complete failure to complete construction) and the ensuing costs; cost overruns, including the raw materials element, labor, financing (including an increase in interest rates), delays and costs related to regulatory approvals and other costs; natural and climatic disasters at the development sites; difficulties entailed in land conditions; technical risks related to the construction plans, the construction activity and environmental aspects; construction flaws (including as a result of the use of defective construction methods, raw materials or products that are acquired by the Company from third parties); tenants who are supposed to take space in the property under the initial leases failing to move in; properties occupied for lower than planned rental tariffs; and so on. The inability to complete the development or redevelopment of the properties, or failing to complete them on schedule, due to the reasons listed above or for other reasons, could have an adverse effect on the Company’s business, its financial position and its operating results.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

27.2.7.	Risks inherent in the management of the Company’s properties – The Group is exposed to risks entailed in the provision of management services by the Group to its tenants, including third party liability. Should the Company fail to efficiently manage a property or properties, increased costs could result with respect to the said maintenance and betterment of the properties, loss of opportunities to improve income and yield and a decline in the value of the properties. In addition, with respect to management services for the Group’s properties, provided by third parties, the quality of services rendered by the said third parties (as well as the Group’s ability to locate and enter into agreements with qualified third parties) could have a significant effect on the Group’s relations with its tenants, as well as on the Group’s yields from its investments.

27.2.8.	Competitive environment – The Group is exposed to substantial competition in the acquisition of properties. Increased competition with respect to the acquisition of properties and attracting new tenants could reduce the number of properties available for acquisition, increase the acquisition prices of properties designated for acquisition, reduce the ability to attract tenants and decrease rental fees, decrease occupancy rates, increase operating costs and impair the yield obtained from the Group’s properties. In addition, the Group’s competitors could hold an advantageous position compared with the Company derived, inter alia, from lower cost of credit, more efficient operations and higher risk robustness (refer to section 13 above for a description of the competition in the Company’s fields of operation.

27.2.9.	Increase in operating expenses and other expenses – Increase in operating expenses and other expenses without an offsetting increase in revenues or payments made by tenants, could result, inter alia, from an increase in the costs of external service providers, an increase in the burden of real estate taxes and other levies, an unanticipated increase in maintenance costs (including due to unanticipated malfunctions and an increase in energy costs), changes in legislation, regulation or governing policy, and an increase in insurance costs. In addition, due to the listing of its shares in the United States and in Canada, the Company is required to invest substantial costs in meeting the regulatory demands entailed therein, including with regard to legal and accounting services (which the public subsidiaries are also required to comply with under the said requirements).

27.2.10.	Risks inherent in the impact of external factors on the value of the Group’s properties and its operations – The Company is exposed to risks derived from the fact that the valuation of real estate properties is subjective and uncertain by nature, as well as risks derived from the fact that the value of the properties might be affected by external factors that are outside the Group’s control, including overall market conditions – including in the real estate markets, commercial real estate in general and real estate in the Group’s fields of operation in particular, the absence of liquidity in real estate investments, national, regional or local financial conditions, political conditions and events, surplus of areas for lease, demographic conditions, consumer behavior, unemployment rates, proximity and accessibility of competing properties, access to public transportation, changes in legislation (including retroactive changes), expropriation, transfer taxes and other taxes and payments, and an increase in operational expenses (including energy expenses). These and other risks could lead to leasing at lower than planned rental rates, lower occupancy rates, non-renewal of leases or their renewal at less advantageous terms from the lessor’s point of view (including with regard to anchor tenants), negative side effects resulting from the departure of small tenants, the possibility of having to bear the costs with respect to properties that the Group fails to lease, and bearing unplanned costs with respect to realty brokering operations and finding new tenants.

27.2.11.	Absence of liquidity in real estate investments – Investment in real estate is usually an investment with no liquidity, compared with investment in securities. The absence of liquidity could lead to the Company selling real estate properties in response to changes in the economy, in the real estate market or due to other conditions, other than at the desired date or price. In addition, some of the anchor tenants in the Company’s properties have the right of first refusal or right of first offer to acquire the properties, which could make it more difficult for the Company to sell the properties in reaction to a change in market conditions.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

27.3.	Risks specific to the Company

27.3.1.	Change in the tax burden with respect to the operations of the Company’s subsidiaries – the Group is exposed to possible changes in the tax burden with respect to the operations of the Company and its subsidiaries, including due to changes in the governing tax law in the regions where Group companies operate, or due to non-realization of the assumptions of the Company with respect to the tax applicable to the Group’s income.

27.3.2.	Dependence on management – The Company has a certain degree of dependence on the continued activities of the Vice Chairman of the Board of Directors and the CEO, Mr. Chaim Katzman. The Company is unable to evaluate what effect, if any, the termination of the activities of Mr. Katzman may have on the Group.

27.3.3.	Control of the Company – The controlling shareholder of the Company, Norstar Holdings Inc. and its controlling shareholders, Mr. Chaim Katzman, can pass binding resolutions at the general meeting of the shareholders of the Company, as his interests in the Company are sufficient for the purposes of adopting certain resolutions at the Company’s general meeting without the need for the agreement of the other shareholders, including with regard to the appointment of directors of the Company. Nevertheless, under the provisions of the Companies Law, their ability to act as controlling shareholders is limited, both in view of their duties to the Company and to the minority interests as well as in view of the need to obtain the consent of the minority interests on certain issues in which the controlling shareholders have personal interest, all as set out in the provisions of the law.

In addition, control of the Company may deter third parties from trying to take over the Company in a way that may affect the share price of the Company.

Furthermore, shares of the Company that are owned by Norstar, the Company’s controlling shareholder, are mostly pledged to the bodies that finance its operations. Breach of the provisions of these financing agreements by Norstar in a manner that will entitle the lenders to exercise the pledges on the Company’s shares, could adversely affect the Company’s investors, including in the event that the lenders wish to sell the Company’s shares.

27.3.4.	Commencement of operations in new fields and regions – The Group’s commencement of operations in new fields and regions where it does not have vast experience, entails costs and risks deriving, inter alia, from the need to learn and become familiar with the various aspects relating to operations in the said fields and regions, including regulatory aspects, the business and macro-economic environment, a new currency exposure, etc., as well as the establishment of new systems and administrative headquarters at substantial costs and their integration in the Group. Moreover, many years could elapse before the results desired in entering a new field and/or region of activity are attained, in light of the need to obtain regulatory approvals and construction permits, determining the correct mix of tenants, recruiting the appropriate management team, and acquiring a sufficient amount of assets which will produce sufficient income to offset the expenditures incurred in establishing and managing the new business.

27.3.5.	Implementation of Acquisition strategy – The Company and its subsidiaries have a strategy to acquire additional properties and companies. The implementation of this strategy may not be successful and might not generate the expected return; and is dependent upon the availability for purchase of suitable properties and the availability of convenient financing for the acquisition, development and redevelopment of the acquired properties. It also requires the assimilation of the businesses, systems and manpower, which could consume management resources and distract management from attending to the current operations, as well as expose the Company and its subsidiaries to legal and regulatory risks with regard to the acquired properties.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

27.3.6.	Structure of interests in the Group – The Company’s subsidiaries operates through subsidiaries that are not wholly-owned by it. Among these, substantial parts of the issued share capital of CTY, FCR, ATR and REG are owned by the public, as well as by other significant shareholders. These companies are subject to legal and regulatory limitations that are customary for public companies. The Company, despite being the controlling shareholder in CTY and ATR, may find itself unable to take specific courses of action without the required approval from other shareholders in such companies (whether by law or by virtue of shareholders’ agreements or incorporation documents). The existence of other shareholders in the subsidiaries could limit the Company’s ability to increase its percentage interests in these companies, consolidate similar activities, leverage synergy that may exist between the various companies or reorganize the Group’s structure. In addition, the Company may not be able to determine the date and scope of dividends paid by its subsidiaries, which could reduce the Company’s cash flows and impede its ability to repay its debt. The Group is also exposed to risks inherent in shared ownership in properties with third parties, including the need to obtain the agreement of the Group’s partners in the said properties in order to make decisions, and the possibility of disagreements between the Group and said partners, as well as risks derived from the said partners becoming insolvent, exposure to the liability of financing the partner’s investment in the shared properties, and the implications of these risks on the operation of the shared properties. The properties are consolidated in the financial statements in accordance with IFRS, based on the effective or legal extent of control. Changes in the Company’s control of the subsidiaries could lead to change in the presentation of the investment in the subsidiaries in the financial statements, as well as affect the way in which investors perceive the Company. In addition, to comply with the Company’s reporting requirement as a public company, it relies on information whicooh it receives from the subsidiaries. The Company believes it receives from the subsidiaries material information it requires. In addition, the public subsidiaries are listed in non-uniform stock exchanges worldwide and are subject to different reporting requirements. Therefore, the Company might not be able to present certain information as is presented by other real estate companies in other regions.

27.3.7.	Legal proceedings – The Group companies are involved in several legal proceedings in their ordinary course of business, including proceedings vis-à-vis the tax authorities, with regard to legal proceedings initiated against the Company in connection with its investment in Luzon Group, as well as with regard to legal proceedings that the Company was involved in pertaining to its investment in ATR, as detailed in Note 25d to the financial statements. If such proceedings as specified in Note 25d’ to the financial statements (or any of the same) are decided against the Company, this could adversely affect the Company’s operating results.

27.3.8.	Risks inherent in listing the Company’s shares on the New York Stock Exchange and on the Toronto Stock Exchange – The shares of the Company are traded on three different stock exchanges, in different currencies (U.S.$, C$ and NIS) and at different hours (as a result of different time zones and trading days), and price differences could result between Company shares on these exchanges. Every decrease in the price of the Company’s shares in one stock exchange could lead to a decrease in the price of the Company’s shares in another stock exchange. Furthermore, the Company does not expect its shares to be included in the different New York Stock Exchange or Toronto Stock Exchange indices in which many of the US- and Canadian REITs are included, which could adversely affect the demand for the Company’s share by investors, as well as its price.

27.3.9.	Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business - An invasion, interruption, destruction or breakdown of our information technology, or IT, systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft or damge, and/or reputational damage from cyber attacks, which may compromise our systems and lead to data leakage either internally or at our third party providers. Data that has been inputted into our main IT platform, which covers records of transactions, financial data and other data reflected in our results of operations, are subject to material cyber security risks. Our IT systems have been, and are expected to continue to be, the target of malware and other cyber attacks. To date, we are not aware that we have experienced any loss of, or disruption to, material information as a result of any such malware or cyber attack.

The Company and its subsidiaries have invested and will invest from time to time in advanced protective systems to reduce these risks. Based on information provided to us by the suppliers of our protective systems, we believe that our level of protection is in keeping with the customary practices of peer technology companies. We also maintain back-up files for much of our information, as a means of assuring that a breach or cyber attack does not necessarily cause the loss of that information. We furthermore review our protections and remedial measures periodically in order to ensure that they are adequate.

Despite these protective systems and remedial measures, techniques used to obtain unauthorized access are constantly changing, are becoming increasingly more sophisticated and often are not recognized until after an exploitation of information has occurred. We may be unable to anticipate these techniques or implement sufficient preventative measures, and we therefore cannot assure you that our preventative measures will be fully successful in preventing compromise and/or disruption of our information technology systems and related data. We furthermore cannot be certain that our remedial measures will fully mitigate the adverse financial consequences of any cyber attack or incident.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

27.4.	The following table presents the Group’s risk factors according to their nature and their effect (taking into account the measures taken by the Group to mitigate the exposure to them) on the Company’s business, in the opinion of Company management:

Risk factor	Major effect	Medium effect	Minor effect
Macro risks:
Financing	+
Changes in exchange rates		+
Changes in capital markets	+
Economic conditions that affect geographical regions		+
Risk of terror attacks and natural disasters and uninsured risks		+
Investment in developing countries			+
Sector risks:
Changes in consumer buying habits		+
Financial strength of tenants, including anchor tenants		+
Changes in the rental policy of retail chains and major tenants		+

Statutory and regulatory requirements with respect to companies laws and securities laws		+
Statutory and regulatory requirements with respect to environmental conservation			+
Property renovation and development activities			+
Risks inherent in the management of the Company’s properties			+
Competitive environment		+
Increase in operating expenses and other expenses			+
Risks inherent in the impact of external factors on the value of the Group’s properties and its operations	+
Absence of liquidity in real estate investments		+
Risks specific to the Company
Change in the tax burden with respect to the operations of the Company’s subsidiaries		+
Dependence on management	+
Control of the Company			+
Commencement of operations in new fields and regions		+
Acquisition strategy		+
Structure of holdings in the Company’s subsidiaries		+
Legal proceedings			+
Risks inherent in listing of the Company’s shares on the New York Stock Exchange and on the Toronto Stock Exchange		+
Cyber and information leak risks			+

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

CHAPTER B

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

GAZIT-GLOBE LTD.

Directors’ Report to the Shareholders

For the year ended December 31, 2017

The Board of Directors of Gazit-Globe Ltd. (the “Company”) is pleased to present the Directors’ Report of the Company for the year ended December 31, 2017 (the “Reporting Date”):

1.	The Company and its Operations

1.1.	Overview

The Company, through its public and private investees1 (collectively: the “Group”), is an owner, developer, and operator of supermarket-anchored shopping centers and retail-based, mixed-use properties located in urban growth markets in North America, Brazil, Israel, Northern, Central and Eastern Europe. The Group continues to look for opportunities within its core business, in geographies in which it already operates as well as other regions.

The Company’s shares are listed on the Tel Aviv Stock Exchange Ltd. (“TASE”), on the New York Stock Exchange (“NYSE”), and on the Toronto Stock Exchange (“TSX”), all under the ticker symbol “GZT”.

The Company’s shares are listed on the Tel Aviv Stock Exchange Ltd. (“TASE”), the New York Stock Exchange (“NYSE”), and the Toronto Stock Exchange (“TSX”), under the ticker symbol “GZT”.

Currently, the Company operates generally through three investment categories:

●	Wholly-owned private subsidiaries that are consolidated in its financial statements and in which the Company outlines the strategy, is responsible for their financing activities, and oversees their operations. These operations are conducted through Gazit-Globe Israel (Development) Ltd. (“Gazit Development”), through the Company’s subsidiaries in Brazil (“Gazit Brasil”) and through Gazit Horizons Inc. (“Gazit Horizons”) in the U.S.

●	Public entities under the Company’s control with a similar strategy that are consolidated in its financial statements, in which the Company is the largest shareholder. These operations are conducted through Citycon Oyj. (“CTY”) and through Atrium European Real Estate Limited. (“ATR”).

●	Public entities in which the Company has a material interest (but not control). These entities are First Capital Realty Inc. (“FCR”), which is presented according to the equity method, and Regency Centers Corporation (“REG”), which is presented at market value as a financial asset.

The Group’s strategy is to focus on growing its cash flow through the proactive management of its assets, recycling capital through investing (including with partners) in commercial, necessity-driven retail properties in high-density urban markets with redevelopment including mixed-use opportunities that have potential for cash flow growth and value appreciation; and divesting non-core assets with limited growth potential.

The Company’s strategy is to increase its direct ownership of real estate, which in Management’s opinion will result in higher growth and better managed cash flows. Additionally, Management believes that increasing the directly owned real estate part of its portfolio will strengthen its financial ratios, which may lead to an international investment credit rating, and consequently, improve its cost and diversity of capital.

[1]	Reference to investees includes, unless stated otherwise, companies that are fully consolidated by the Company, companies that are presented according to the equity method and REG.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.2.	Group Properties as of December 31, 2017

	Country of operation	Holding interest	Income-producing properties	Properties under development	Other properties	GLA (square meters in thousands)	Carrying value of investment property (NIS in millions)
CTY	Finland, Norway, Sweden, Estonia and Denmark	44.6%	45	1	-	1,138	17,478
ATR	Poland, Czech Republic, Slovakia and Russia	59.6%	45	-	-	1,058	11,688
Gazit Brasil	Brazil (primarily in Sao Paulo)	100%	7	-	1	123	1,882
Gazit Development	Israel	100%	8	-	-	131	2,768
	Bulgaria and Macedonia	100%	1	-	-	6	214
Gazit Horizons	USA	100%	2	-	1	12	446
Gazit Germany	Germany	100%	2	-	-	35	344
Total carrying value			110	1	2	2,503	34,820

Jointly controlled properties (proportionate consolidation)			2	-	-	76	2,031
Total			112	1	2	2,579	36,851

As of December 31, 2017, the Company owns 32.6% of FCR’s outstanding shares. FCR owns 160 income-producing properties, primarily supermarket-anchored shopping centers, with a GLA of 2.2 million square meters, and with total assets of C$ 10.0 billion.

Also, as of December 31, 2017, the Company owns 10.9% of REG’s outstanding shares. REG owns 426 properties, primarily supermarket-anchored shopping centers, with a total GLA of 5.5 million square meters. For details regarding the completion of the merger between Equity One Inc. (“EQY”) and REG, refer to Note 8d to the financial statements.

Other data concerning the Group, including presentations, supplemental information packages regarding assets, liabilities and other information (such information does not constitute part of this report and is not included herein by way of reference), can be found on the Company’s website – www.gazit-globe.com, and the websites of the Group’s companies.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.3.	Presented below is the distribution of the Company’s investments by operating regions (as per expanded Solo statements) as of December 31, 2017:

Carrying amount	Market value

1.4.	Presented below is the distribution of net rental income (“NOI”) in the operating regions of the Company[1]:

Q4-2017

[1]	The Company's share (on a proportionately consolidated basis), including REG.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.5.	Highlights – 2017 (the “Reporting Period”)
(NIS in millions, other than per share data)	For the year ended December 31
	2017	2016
Net debt to total assets (consolidated)	52.6%	50.1%	-
Net debt to total assets (expanded solo)	53.4%	62.0%	-
Equity attributable to the equity holders of the Company	9,936	8,158	-
Equity per share attributable to the equity holders of the Company (NIS)	51.4	41.7	-
Net asset value per share (EPRA NAV) (NIS)[1]	59.6	56.5	-
EPRA NAV per share (NIS)[1]	44.5	43.4	-

	For the year ended December 31
	2017	2016*)	Change
Rental income	2,831	2,841	(0.4%)
NOI[2]	1,966	1,971	(0.3%)
NOI adjusted for exchange rates	1,966	1,895	3.7%
Economic FFO[3]	698	591	18%
Diluted economic FFO per share (NIS)[3]	3.58	3.02	19%
Economic FFO adjusted for exchange rates	698	548	27%
Diluted Economic FFO per share adjusted for exchange rates (NIS)	3.58	2.80	28%
The number of shares used in calculating the diluted FFO per share (in thousands)	195,058	195,567	(0.3%)
Acquisition, construction and development of investment property[4]	2,665	4,594	-
Disposal of investment property[4]	2,028	1,465	-
Fair value gain (loss) from investment property and investment property under development, net	(42)	245	-
Net income attributable to equity holders of the Company	493	787	-
Net income attributable to equity holders of the Company, less capital reserve from translation of foreign operations reclassified due to deconsolidation	2,533	787	-
Diluted Net earnings per share (NIS)	2.49	3.96	-
Cash flows from operating activities	785	1,909	-

(*)	Reclassified, refer to Note 2dd to the financial statements.
(1)	See Section 2.4 below.
(2)	NOI (“Net Operating Income”) - Rental income, net of property operating expenses.
(3)	The Economic FFO (“Economic Funds From Operations”) is presented according to the management approach and in accordance with the EPRA guidance. For the FFO calculation, refer to section 2.2 below.
(4)	The Company and its subsidiaries (excluding associates and joint ventures presented according to the equity method), net of specifically-attributed debt.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

●	As of December 31, 2017, the Company and its subsidiaries had liquidity including revolver undrawn credit facilities available for an immediate drawdown to NIS 7.8 billion (NIS 4.0billion in the Company and wholly-owned subsidiaries). In addition, our equity investee affiliate had liquidity including available undrawn credit facilities of NIS 1.4 billion.

●	During 2017, the Company and its subsidiaries issued debentures in a total amount of NIS 0.5 billion. In addition, an equity-accounted investee of the Company issued debentures in a total amount of C$ 300 million (approximately NIS 850 million).

●	As a result of fluctuations in currency exchange rates of the US dollar, the Canadian dollar, the Euro, and the Brazilian real against the NIS, the equity attributable to the Company’s equity holders decreased in 2017 by NIS 397 million (net of the effect of cross-currency swap transactions).

●	In general, fluctuations in the exchange rates of the US dollar, the Canadian dollar, the Euro and the Brazilian real against the shekel have the following effect:

-	The appreciation of these currencies against the shekel has a positive effect on the Company’s assets, shareholders’ equity, NOI and economic FFO due to the translation of the foreign currency into shekels at higher rates. On the other hand, the appreciation will result in a negative impact on the Company’s net income through the increase in financing expenses due to the revaluation loss on the hedging instruments (the financial derivatives).

-	A devaluation of these currencies against the shekel has a negative effect on the on the Company’s assets, shareholders’ equity, NOI and Economic FFO and, on the other hand, a positive effect on the Company’s net income through the decrease in financing expenses due to the revaluation gain on the hedging instruments.

1.6.	Highlights – Fourth Quarter of 2017 (the “Quarter”)

(NIS in millions, other than per share data)	For the 3 months ended December 31
	2017	(*2016	Change
Rental income	726	712	2.0%
NOI	483	484	(0.2%)
NOI excluding adjusted for exchange rates	483	482	0.2%
Economic FFO[1]	162	165	(2%)
Diluted Economic FFO per share (NIS)[1]	0.84	0.84	-
Economic FFO adjusted for in exchange rates	162	159	1.9%
Diluted economic FFO per share, adjusted for exchange rates (NIS)	0.84	0.81	3.7%
The number of shares used in calculating the diluted FFO per share (in thousands)	193,716	195,566	(0.9%)
Acquisition, construction and development of investment property[2]	832	1,433	-
Disposal of investment property[2]	1,201	102	-
Fair value gain from investment property and investment property under development, net	15	136	-
Net income attributable to equity holders of the Company	583	587	-
Diluted earnings per share (NIS)	3.00	2.98	-

(*)	Reclassified, refer to Note 2dd to the financial statements.
(1)	The Economic FFO is presented according to the management approach and in accordance with the EPRA guidance. For the Economic FFO calculation, refer to section 2.2 below.
(2)	The Company and its subsidiaries (excluding associates and joint ventures presented according to the equity method), net of specifically-attributed debt.

●	As a result of fluctuations in currency exchange rates of the U.S. dollar, the Canadian dollar, the euro and the Brazilian real against the NIS, the equity attributable to the Company’s equity holders decreased in the quarter by NIS 232 million (net of the effect of cross-currency swap transactions).

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.7.	The Company’s Major Holdings are Set Forth Below (Ownership Structure and Interests are as of December 31, 2017):

1 For details regarding the sale of 4.4 million REG shares subsequent to reporting date, refer to Note 38b to the financial statements.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

2.	Additional Information Concerning the Company’s Assets and Liabilities

2.1.	Summary of the Company’s holdings as of December 31, 2017:

Name of company	Type of security/ property	Amount (millions)	Holding interest (%)	Book value (NIS in millions)	Market value as of 31.12.2017 (NIS in millions)
REG¹	Shares (NYSE)	18.5	10.9	4,432	4,432
FCR	Shares (TSX)	79.6	32.6	4,643	4,562
CTY	Shares (OMX)	396.9	44.6	4,078	3,556
ATR	Shares (VSX, Euronext)	224.7	59.6	4,540	3,873
Israel	Income-producing property	-	-	2,619	-
Israel	Property under development and lands	-	-	154	-
Brazil	Income-producing property and lands	-	-	1,882	-
Gazit Horizons	Income-producing property and lands			446
Europe	Income producing property			374
Europe	Property under development and lands			183
Total assets		-	-	23,351	-

Set forth below are the Company’s monetary balances (including balances of its privately-held subsidiaries) (“expanded solo basis”) as of December 31, 2017:

NIS in millions
Debentures[2]	10,653
Debts to financial institutions	3,162
Total debentures and debts to financial institutions (*)	13,815
Other monetary liabilities	506
Total monetary liabilities	14,321
Less - monetary assets	1,417
Less - other investments[3]	423
Total liabilities, net[4]	12,481

(*) Maturity schedule of debentures and debts to financial institutions (NIS in millions):

Year	Debentures[5]		Financial Institutions	Total	%
2018	1,296		80	1,376	10
2019	1,511	[6]	1,985	3,496	25
2020	1,179		399	1,578	11
2021	996		461	1,457	11
2022	870		135	1,005	7
2023	1,049		51	1,100	8
2024	1,200		51	1,251	9
2025	489		-	489	4
2026	944		-	944	7
2027 and after	1,119		-	1,119	8
Total	10,653		3,162	13,815	100

[1]	Subsequent to the reporting period, the company sold 4.4 million REG shares for total consideration of $ 258 million, for additional details refer to Note 38b to the financial statements.
[2]	Excludes an asset of NIS 386 million that represents the fair value of cross-currency swap derivatives, which is presented as part of the monetary assets.
[3]	Comprised primarily of the investment in participation units in private equity funds and other investments.
[4]	Excludes deferred tax liabilities in the amount of NIS 934 million (primarily a deferred tax liabilities of NIS 636 million in respect of the investment in REG shares that would be payable upon an immediate realization of all the REG shares).
[5]	Includes a private, unsecured loan from a financial institution in the amount of NIS 602 million.
[6]	Includes a payment of NIS 759 million with respect to the principal of debentures (Series J), with a 6.5% coupon, which is secured by investment properties, refer to section 7f below.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

2.2.	FFO (EPRA Earnings)

As is the practice in the real estate industry, the Company customarily publishes information regarding the results of its operating activities in addition to, and without detracting from, the income statement prepared according to accounting principles. In European countries where the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), it is customary for income-producing property companies to publish a measure for presenting the operating results of a company that are attributable to its equity holders, in line with the position paper of the European Public Real Estate Association (“EPRA”), the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies (“EPRA Earnings”). This measure is not based on generally accepted accounting principles. Furthermore, pursuant to the draft securities regulations for anchoring the disclosure provisions for investment property activity, issued by the Israel Securities Authority in December 2013, FFO (Funds from Operations) is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies, similar to the manner of calculating FFO under EPRA rules.

EPRA Earnings (or “Nominal FFO”) are calculated as the net income (loss) attributable to the equity holders of a company after excluding non-recurring income and expenses (including gains or losses from revaluations of properties to their fair value), changes in the fair value of financial instruments through profit and loss, gains or losses on the disposition of properties, and other types of gains and losses.

The Economic Adjusted EPRA Earnings (or “Economic FFO according to the management approach”) is calculated as EPRA Earnings with such additional adjustments being made as a company considers necessary in order to present an operating income measure that is comparable with previous periods and with the results of similar companies This measure is customarily used to review the performance of income-producing property companies. The required adjustments to the accounting net income (loss) are presented in the table below.

The Company believes that the Economic Adjusted EPRA Earnings measure fairly reflects the operating results of the Company, since it provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

As clarified in the EPRA position papers, the EPRA Earnings and the Economic Adjusted EPRA Earnings measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income (loss). Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

The table below presents the calculation of the Company’s Economic FFO, calculated according to the recommendations of EPRA and the draft securities regulations for investment property activity, and its Economic FFO per share for the stated periods:

	For the year ended December 31			For the 3 months ended December 31
	2017	2016	2015	2017	2016
	NIS in millions (other than per share data)

Net income attributable to equity holders of the Company for the period	493	787	620	583	587

Adjustments:
Fair value loss (gain) from investment property and investment property under development, net	42	(2,081)	(711)	(15)	(969)
Capital loss (gain) on disposition of investment property	(117)	(6)	106	(44)	(1)
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	(155)	120	(693)	(1)	(227)
Adjustments with respect to equity-accounted investees	(120)	(15)	(50)	4	(8)
Loss on disposal of investees	-	-	1,533	-	-
Loss (income) from discontinued operations(1)	281	(259)	(267)	-	(64)
Deferred taxes and current taxes with respect to disposal of properties	(353)	576	138	(418)	219
Gain from bargain purchase, net of goodwill impairment	53	23	(1,026)	30	23
Loss from decrease in holding interest in investees	4	-	-	3	-
Acquisition costs recognized in profit or loss	2	4	41	1	1
Loss from early redemption of interest-bearing liabilities and financial derivatives	2	76	78	1	-
Non-controlling interests’ share in above adjustments	217	917	395	(76)	455

Nominal FFO (EPRA Earnings)	349	142	164	68	16

Additional adjustments:
CPI linkage differences	24	(24)	(77)	7	(21)
Depreciation and amortization	17	16	21	5	4
Company’s share in the economic FFO of REG (2016 and 2015 - EQY)	262	259	267	60	64
Other adjustments(2)	46	198	255	22	102

Economic FFO according to the management approach (Adjusted EPRA Earnings)	698	591	630	162	165
Diluted economic FFO per share according to the management approach (in NIS)	3.58	3.02	3.53	0.84	0.84
Number of shares used in the diluted economic FFO per share calculation (in thousands)(3)	195,058	195,567	178,601	193,716	195,566

The increase in the economic FFO and the economic FFO per share in 2017 as compared to the previous year are primarily due to the effect of the merger of EQY with REG, improved performance in Brazil and better FFO results per share at ATR, CTY and FCR, which were offset by the effects of exchange rates.

[1]	The income (loss) from discontinued operations comprises the operating results of EQY through the date of the merger with REG and the gain resulting from the loss of control in EQY, the operating results of FCR through the date of loss of control and the gain resulting from the said loss of control and the reclassification of capital reserves (primarily from exchange differences on translation of foreign operations) recognized in the past under other comprehensive loss with respect to EQY and FCR (in the comparative periods includes the Company’s share in EQY’s Economic FFO).
[2]	Income and expenses adjusted against the net income (loss) for the purpose of calculating Economic FFO, which include expenses and income from extraordinary legal proceedings not related to the Reporting Periods (including a provision for legal proceedings), non-recurring expenses arising from the termination of engagements with senior Group officers, income and expenses from operations not related to income-producing property internal costs (primarily salary) incurred in the leasing of properties, and share-based compensation expenses (comparative periods have been retroactively adjusted with respect to share-based compensation).
[3]	Weighted average for the period.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

2.3.	Additional information is presented below concerning the Company’s share in the value of income-producing properties owned by the Group as of December 31, 2017, based on capitalization of net operating income methodology (“NOI”). The presentation of this information is intended to provide additional information, based on methodology that is generally accepted in the regions in which the Group operates, which might serve as an additional method in analyzing the value of the Company’s properties on the basis of the Company’s financial results for the Reporting Period. It is emphasized that this information does not in any way represent the Company’s estimate of the present or future value of its assets or shares.

	For the 3 months ended December 31				For the year ended December 31
	2017		2016[1]		2017	2016[1]
	NIS in millions
Rental income	726		712		2,831	2,841
Property operating expenses	243		228		865	870
NOI for the period	483		484		1,966	1,971
Less - minority’s share in NOI	(197)		(205)		(837)	(870)
Add - Company’s share in NOI of jointly controlled companies	113		124		460	515

NOI for the period - the Group’s proportionate share[2]	399		403		1,589	1,616

NOI for the year - the Group’s proportionate share[2]	1,596	[3]	1,612	[3]	1,589	1,616

1)	Comparative periods have been retroactively adjusted with respect to the merger between EQY and REG.
2)	Excluding the Company’s share in REG’s NOI.
3)	Calculated by multiplying the NOI for the quarter by four.

The sensitivity analysis shown in the table below describes the implied value of the Group’s income-producing properties using the aforesaid methodology according to the range of different capitalization rates (“cap rates”) generally accepted in the regions in which the Group operates, as of the date of the financial statements. It should be noted that this analysis does not take into account income from premises that have not been leased and additional building rights that exist with respect to the Group’s income-producing properties.

Value of proportionately consolidated income-producing property in accordance with the NOI for the fourth quarter of 2017:

Cap Rate:	5.50%	5.75%	6.00%	6.25%	6.50%
Value of income-producing property (NIS in millions) (*)	29,041	27,779	26,621	25,556	24,513
Share price derived from the above Cap Rate (NIS) **	64.4	57.9	51.9	46.4	41.3

(*)	Calculated as the results of dividing the NOI by the cap rate.
(**)	Excluding the tax effect.

New properties, properties under development and land, which have not yet started producing income and which are presented at their fair values in the Group’s books (according to the proportionate consolidation method) as of December 31, 2017, amounted to NIS 1,304 million.

In addition, the Company holds REG shares with a value of NIS 4,432 million.

The Group’s monetary liabilities, net of monetary assets (according to the proportionate consolidation method) as of December 31, 2017, amounted to NIS 22,318 million.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

2.4.	Net Asset Value (EPRA NAV and EPRA NNNAV)

As is customary in the European countries in which the Group operates, and in line with the EPRA position paper, the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by real estate companies, the Company publishes net asset value data (EPRA NAV), which is a measure that reflects the net asset value of the Company, as reflected by the Company’s statement of financial position with certain adjustments, e.g., the exclusion of deferred taxes with respect to the revaluation of investment properties and investment properties under development to their fair value and the exclusion of the fair value of financial derivatives (with the exception of financial derivatives used for currency hedging with respect to which the difference between the fair value and intrinsic value is excluded); the Company also publishes EPRA NNNAV data, which is another measure reflecting net asset value (EPRA NAV), adjusted for the fair value of financial liabilities, as well as certain adjustments to the provision for deferred taxes with respect to the revaluation of investment properties and investment properties under development to their fair value, and certain additional adjustments to the fair value of the above-referenced financial derivatives.

The Company considers that the presentation of the EPRA NAV and the EPRA NNNAV data enables the Company’s net asset value data to be compared to those of other European real estate companies. At the same time, such data does not constitute a valuation of the Company and does not replace the data presented in the financial statements; rather, such data provides an additional mechanism for evaluating the Company’s net asset value (NAV) in accordance with the EPRA recommendations. Such data is not audited by the Company’s independent auditors.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Presented below is the calculation of the EPRA NAV and EPRA NNNAV:

	As of December 31
	2017	2016
	NIS in millions (other than per share data)
EPRA NAV

Equity attributable to the equity holders of the Company, per the financial statements	9,936	8,158
Exclusion of provision for tax on revaluation of investment property to fair value (net of minority’s share)[1]	1,011	2,933
Adjustments with respect to equity-accounted investees	657	-
Fair value asset adjustment for financial derivatives, net[2]	(66)	(32)

Net asset value - EPRA NAV	11,538	11,059

EPRA NAV per share (in NIS)	59.6	56.5

EPRA NNNAV

EPRA NAV	11,538	11,059
Adjustment of financial liabilities to their fair value	(1,205)	(860)
Other adjustments to provision for deferred taxes	(1,011)	(1,752)
Fair value asset adjustment for financial derivatives, net	66	32
Adjustments with respect to equity-accounted investees	(765)	-

Adjusted net asset value - EPRA NNNAV	8,623	8,479

EPRA NNNAV per share (in NIS)	44.5	43.4

Issued share capital of the Company used in the calculation (in thousands)[3]	193,607	195,560

1.	Net of goodwill generated in business combinations against deferred tax liability.
2.	Represents the fair value less the intrinsic value of currency hedging transactions.
3.	Represents the diluted number of issued shares (in thousands), excluding treasury shares held by the Company.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

3.	Discussion by the Board of Directors of the Company’s Business Position, Results of Operations, Equity and Cash Flows

3.1.	General

In 2017, the investments of the Company and its subsidiaries in the acquisition and development of new properties and in the redevelopment, expansion and construction of various properties totaled NIS 2,665 million. The effect of these investments on the operating results of the Company and its subsidiaries will be reflected in full during 2018 and thereafter.

Property activities

1)	In 2017, the Company and its subsidiaries acquired 6 income-producing properties, with a total GLA of 56 thousand square meters and land for future development, at a total cost of NIS 1,165 million. In addition, the Company and its subsidiaries have developed new properties and redeveloped existing properties at a total cost of NIS 1,500 million. In addition, an associate of the Company acquired income-producing properties with a GLA of 34 thousand square meters, at a total cost of NIS 794 million and developed and redeveloped existing assets at a total cost of NIS 643 million.

Additionally, in 2017, the Company and its subsidiaries disposed of non-core properties in the amount of NIS 2.0 billion. Furthermore, an associate of the Company disposed of non-core properties in the amount of NIS 250 million.

2)	Highlights of operational data:

			Average basic monthly rent per square meter			Occupancy rate in core properties
	income producing properties[1]	GLA (in thousands of square meters)	31.12.2017	31.12.2016	Change in same property NOI[2]	31.12.2017	31.12.2016	Net debt to total assets
Gazit Brasil	7	123	R$ 92	R$ 66	9.2%	97.2%	92.6%	N/A
Gazit Development (Israel)	8	131	NIS 106.1	NIS 103.4	2.6%	97.5%	96.5%	N/A
CTY	46	1,184	€ 23.2	€ 22.8	1.0%	96.0%	96.2%	46.7%
ATR	46	1,088	€ 13.3	€ 12.6	6.4%	96.8%	96.6%	30.1%
FCR	160	2,228	C$ 17.7	C$ 17.4	2.5%	96.1%	95.0%	43.4%
REG	426	5,464	$ 18.9	$ 18.1	3.6%	95.5%	95.4%	23.0%

[1]	Includes jointly controlled properties.
[2]	Change in same property NOI in 2017 compared with 2016.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

3)	Data of properties under development, redevelopment, and expansion

	Properties under Development
Company	No. of properties	Total investment as of December 31, 2017 (NIS in millions)	Cost for completion (NIS in millions)	GLA(square meters in thousands)
FCR	1	608	163	37
CTY	1	183	710	44
	2	791	873	81

	Properties under Redevelopment and Expansion
Company	No. of properties	Total investment as of December 31, 2017 (NIS in millions)	Cost for completion (NIS in millions)	GLA (square meters in thousands)
FCR	8	1,623	249	61
CTY	1	184	65	24
ATR	4	365	473	43
Gazit Development	1	62	95	13
	14	2,234	882	141

4)	Effect of the Macro-Economic Environment on the Group’s Activity

The Group’s activity is affected by the macro-economic environment (inter alia, private consumption volumes, the rate of unemployment and the level of demand) in the various countries in which it operates. These parameters impact on the occupancy rates of properties, the level of rents and the Group’s ability to increase its revenues over time, as well as the scope and potential of the investments and development.

As of December 31, 2017, the Group is reporting stability in occupancy rates and an increase in average rental rates, at the Group’s properties. The Company considers that the macro-economic data from the countries of operation testify to a stable environment and a forecast of further growth.

The Company’s assessments regarding the impact of future macro-economic events on its operations, revenues, profits, debt and equity-raising ability and financial position are not certain nor are they under the Company’s control, and therefore, constitute forward-looking statements.

For details regarding macro-economic data for the countries where the Group operates, see “Description of the Company’s Business”.

Debt rating of the Group:

Rating Agency	Gazit-Globe	CTY	ATR	FCR	REG
Moody’s	ilAa3/Stable	Baa1/Negative	-	Baa2/Stable	Baa1/Stable
S&P	ilAA-/Stable[1]	BBB/Negative	BBB-/Stable	-	BBB+/Stable
Fitch	-	-	BBB-/Stable	-	-
DBRS	-	-	-	BBB(HIGH)/Stable	-

1.	On March 7, 2018, the S&P Maalot rating agency updated the credit rating of the debentures (Series J) of the Company, which are secured by pledge, to a rating of ilAA with a stable outlook.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

3.2	Material events the Group during the Reporting Period

1.	For details regarding the merger of EQY with REG, refer to Note 8d1 to the financial statements.

2.	For details regarding the sale of 9 million FCR shares by the Company for a gross consideration of C$ 185 million, see Note 8e3 to the financial statements.

3.	For details regarding the sale of 3.9 million shares of REG by the Company in consideration of U.S.$ 260 million, refer to Note 10 (1) to the financial statements.

4.	For details regarding an issuance of debt by CTY in the amount of EUR 107 million, refer to Note 19c1to the financial statements

5.	On August 2, 2017, the S&P Maalot rating agency reaffirmed the credit rating of all the outstanding series of debentures of the Company at a rating level of ‘ilAA-’, with a stable outlook.

On November 21, 2017, the Midroog rating agency reaffirmed the credit rating of all the outstanding series of debentures of the Company at a rating level of ‘Aa3il’, with a stable outlook.

6.	For details regarding the purchase of shares of Group companies in the Reporting Period, refer to Notes 8f5 and 8c5 to the financial statements.

7.	For details regarding the Company’s repurchase of debentures in an amount of NIS 77 million, refer to Note 19b3 to the financial statements.

8.	For details regarding the Company’s repurchase of shares in an amount of NIS 73 million, refer to Note 26i to the financial statements.

3.3	Dividend Distribution Policy

Pursuant to the Company’s policy, the Company announces every year the anticipated annual dividend. In January 2018, the Company announced that the quarterly dividend for 2018 would be NIS 0.38 per share (the total dividend to be declared for 2018 will be NIS 1.52 per share, in lieu of the dividend of NIS 1.40 per share in 2017).

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

3.4	Financial Position

Current assets

Current assets, as of December 31, 2017, total NIS 2.7 billion, compared with NIS 23.6 billion as of December 31, 2016. The decrease in current assets is primarily due to EQY’s merger with REG in March 2017, since all of EQY’s assets were classified as assets held for sale as of December 31, 2016, and additionally due to the deconsolidation of FCR as a result of the loss of control in March 2017 (refer to Notes 8d and 8e to the financial statements).

Equity-accounted investees

The balance of equity-accounted investees amounted to NIS 6,340 thousand as of December 31, 2017, compared with NIS 2,097 thousand as of December 31, 2016. The increase in the balance of equity-accounted investees is primarily due to the loss of control over FCR, which is presented according to the equity method from the date of loss of control in March 2017 (refer to Note 8e to the financial statements). The balance of the rest of this item as of December 31, 2017 is primarily comprised of investments in investment property through joint ventures as recorded in CTY’s and ATR’s books.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Available-for-sale securities

Available-for-sale securities amounted to NIS 4,180 million as of December 31, 2017 (primarily comprised of the Company’s investment in REG, which is presented at fair value, refer to Note 10(1) to the financial statements) compared to NIS 384 million as of December 31, 2016.

Financial derivatives

The balance of financial derivatives primarily arises from cross-currency swap transactions, entered into as part of the Group’s policy to correlate as closely as possible the currency in which properties are acquired and the currency in which the liabilities are undertaken to finance the respective acquisitions of such properties are incurred (on a proportionately consolidated basis), and are presented at fair value. The balance of the financial derivatives is presented net of amounts received under agreements (CSA) entered into with certain financial institutions in connection with the collateral with respect to the value of the financial derivatives. As of December 31, 2017, the aforesaid balance of financial derivatives amounted to NIS 381 million, compared to NIS 516 million as of December 31, 2016. The decrease is mainly due proceeds received with respect to CSA agreements signed during the year and also to account settlement proceeds with respect to the aforementioned swap transactions.

Investment property and investment property under development

Investment property and investment property under development (including assets held for sale that are presented under current assets), as of December 31, 2017, amounted to NIS 34.8 billion, compared with NIS 78.7 billion as of December 31, 2016.

The decrease in these balances during the Reporting Period is primarily due to EQY’s merger with REG in March 2017 and to the deconsolidation of EQY as of the date of the merger, as well as to the deconsolidation of FCR as a result of the loss of control in March 2017 (refer to Notes 8d and 8e to the financial statements).

Presented below are the average Cap rates (%) implied in the investment property valuations in the main regions in which the Group operates:

	Northern Europe	Central and Eastern Europe	Israel	Brazil
December 31, 2017	5.4	7.0	6.9	7.9
December 31, 2016	5.5	7.0	7.0	8.5

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Intangible assets, net

Intangible assets, net, as of December 31, 2017, totalled NIS 698 million, compared with NIS 815 million as of December 31, 2016. The intangible assets mainly consist of goodwill of NIS 637 million that arose from the acquisition of the properties in Norway by CTY. The decrease in intangible assets is due mainly to the NIS 44 million depreciation of the goodwill on the assets in Norway, as a result of the reduction in the tax rate in Norway and the sale of properties in Norway, as well as the write off of the goodwill for FCR in the amount of NIS 33 million, as a result of the loss of control in March 2017 (see Note 8e to the financial statements).

Current liabilities

Current liabilities, as of December 31, 2017, totaled NIS 3.3 billion, compared with NIS 13.2 billion as of December 31, 2016. The decrease in current liabilities is primarily due to EQY’s merger with REG in March 2017, resulting in the classification of EQY’s liabilities under current liabilities as of December 31, 2016, and to the deconsolidation of FCR as a result of the loss of control in March 2017 (refer to Notes 8d and 8e to the financial statements).

As of December 31, 2017, the Group had a negative working capital balance of NIS 0.6 billion. The Group’s current assets of NIS 2.7 billion, its approved unutilized long-term credit facilities of NIS 6.0 billion, as well as the cash flows provided by the Company and its subsidiaries operating activities, are significantly greater than the amount of the current liabilities, and thus Company’s management believes the balance of current liabilities as of December 31, 2017 can be settled with these resources (refer also to section 3.6 below).

Non-current liabilities

Non-current liabilities, as of December 31, 2017, totaled NIS 27.6 billion, compared with NIS 39.9 billion as of December 31, 2016. The decrease in non-current liabilities is primarily due to the deconsolidation of FCR as a result of the loss of control in March 2017 (refer to Note 8e to the financial statements).

Equity attributable to the equity holders of the Company

Equity attributable to the equity holders of the Company, as of December 31, 2017, amounted to NIS 9,936 million, compared with NIS 8,158 million as of December 31, 2016. The increase is mainly due to the income attributable of the equity holders of the Company of NIS 493 million and to an increase of NIS 1,631 million in capital reserves. The aforesaid increase was offset by a dividend declared and paid in the amount of NIS 273 million and by a buyback of shares in an amount of NIS 73 million.

The equity per share attributable to the equity holders of the Company as of December 31, 2017 totaled NIS 51.4 per share, compared with NIS 41.7 per share as of December 31, 2016, after a dividend distribution of NIS 1.40 per share in 2017.

Non-controlling interests

Non-controlling interests, as of December 31, 2017, amounted to NIS 8.2 billion, compared to NIS 25.6 billion as of December 31, 2016. The balance is primarily composed of the interests of CTY’s other shareholders comprising 55.4% of CTY’s equity as well as the interests of ATR’s other shareholders comprising 40.4% of ATR’s equity

The decrease in non-controlling interests in the Reporting Period is primarily due to the deconsolidation of EQY and FCR, the balance of whose non-controlling interests totalled NIS 16.6 billion as of the date of deconsolidation, to the portion of the non-controlling interests in the dividends distributed by the subsidiaries in an amount of NIS 0.7 billion, and to the portion of the non-controlling interests in the comprehensive loss of the subsidiaries in an amount of NIS 0.1 billion.

Ratio of debt to total assets

The ratio of the net interest-bearing debt to total assets is 52.6% as of December 31, 2017 compared with 50.1% as of December 31, 2016.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

3.5	Results of Operations

A.	Results of operations for the years 2015-2017 are as follows:

	For the year ended December 31
	2017	(*2016	(*2015
	NIS in millions (except for per share data)
Rental income	2,831	2,841	2,808
Property operating expenses	865	870	866

Net operating rental income	1,966	1,971	1,942

Fair value gain (loss) from investment property and investment property under development, net	(42)	245	(497)
General and administrative expenses	(386)	(436)	(450)
Other income	168	26	27
Other expenses	(166)	(223)	(755)
Company’s share in earnings of equity-accounted investees, net	434	106	126

Operating income	1,974	1,689	393

Finance expenses	(1,085)	(1,127)	(1,079)
Finance income	314	255	798

Income before taxes on income	1,203	817	112
Taxes on income (tax benefit)	(327)	153	(253)

Net income from continuing operations	1,530	664	365
Net income (loss) from discontinued operations, net	(281)	2,516	1,941
Net income	1,249	3,180	2,306

Attributable to:

Equity holders of the Company	493	787	620
Non-controlling interests	756	2,393	1,686

	1,249	3,180	2,306

Net earnings (loss) per share attributable to equity holders of the Company (NIS):
Basic net earnings (loss) from continuing operations	5.98	0.64	(0.14)
Basic net earnings (loss) from discontinued operations	(3.46)	3.39	3.61
Total basic net earnings	2.52	4.03	3.47
Diluted net earnings (loss) from continuing operations	5.95	0.57	(0.16)
Diluted net earnings (loss) from discontinued operations	(3.46)	3.39	3.61
Total diluted net earnings	2.49	3.96	3.45

*)	Reclassified, refer to Note 2dd to the financial statements.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Comprehensive income statements for the years 2015-2017 are as follows:

	For the year ended December 31
	2017	(*2016	(*2015
	NIS in millions
Net income	1,249	3,180	2,306

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit and loss:

Exchange differences on translation of foreign operations	(58)	(536)	(2,906)
Net gains (losses) on cash flow hedges	(2)	32	(1)
Net gains (losses) on available-for-sale financial assets	40	75	(66)
Realization of capital reserves with respect to company accounted for using the equity method	-	-	452

Total other comprehensive loss from continuing operations	(20)	(429)	(2,521)
Other comprehensive income (loss) from discontinued operations, net	774	(18)	(952)
Total other comprehensive income (loss)	754	(447)	(3,473)

Total comprehensive income (loss)	2,003	2,733	(1,167)

Attributable to:
Equity holders of the Company	2,095	736	(901)
Non-controlling interests	(92)	1,997	(266)

	2,003	2,733	(1,167)

*)	Reclassified, refer to Note 2dd to the financial statements.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

B.	Analysis of results of operations for 2017

Rental income

Rental income decreased by 0.4% to NIS 2,831 million in 2017, compared with NIS 2,841 million in 2016. The decrease is primarily due to the decrease in the average exchange rate of the Euro against the NIS and to the sale of properties in 2016 and 2017. The decrease was offset by development properties coming on line, by new acquisitions during 2016 and 2017 and by growth in income from same properties in 2017 compared to 2016.

Excluding the change in the average exchange rates in said years, the rental income in 2016 would have increased by 3.7% compared with 2016.

Property operating expenses

Property operating expenses totaled NIS 865 million in 2017, representing 30.6% of total rental income, compared with NIS 870 million, representing 30.6% of total rental income, in 2016.

Net operating rental income (NOI)

Net operating rental income decreased by 0.3% to NIS 1,966 million in 2017 (69.4% of rental income), compared with NIS 1,971 million (69.4% of rental income) in 2016. The change in net operating rental income is due to the aforementioned reasons under the section “Rental Income”.

Excluding the change in the average exchange rates in said years, the rental income in 2017 would have increased by 3.7% compared with 2016.

Fair value gain (loss) from investment property and investment property under development, net

The Company and its subsidiaries applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Company and its subsidiaries recognized, in 2017, a fair value loss on its properties in a gross amount of NIS 42 million, compared with a gain of NIS 245 million, in 2016.

Most of the fair value loss from investment property and investment property under development in 2017 arose from the properties of CTY, and was offset by the fair value gain from the properties in Brazil and in Gazit Development.

General and administrative expenses

General and administrative expenses totalled NIS 386 million (13.6% of total revenues) in 2017, compared with NIS 436 million (15.3% of total revenues) in 2016.

The decrease in general and administrative expenses is primarily due to efficiency measures implemented at the Company and its subsidiaries.

The aforementioned amounts include general and administrative expenses at the level of the Company and its wholly-owned private (corporate) companies that were included in its FFO calculation (excluding general and administrative expenses of the private operating subsidiaries), which amounted to NIS 74 million in 2017 compares with NIS 94 million in 2016.

Other income

Other income amounted to NIS 168 million in 2017, compared with NIS 26 million in 2016, and were due mainly to capital gain of NIS 117 million on the sale of a property in Brazil.

Other expenses

Other expenses amounted to NIS 166 million in 2017, compared with NIS 223 million in 2016, and were due mainly to amortization of the goodwill in the amount of NIS 44 million on the properties in Norway, as a result of the reduction in the tax rate in Norway and the sale of non-core properties in Norway, and to a capital loss of NIS 42 million on the sale of non-core properties in ATR.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Company’s share in earnings of equity-accounted investees, net

In 2017, the Company’s share in earnings of equity-accounted investees amounted to NIS 434 million (compared to earnings of NIS 106 million recorded in the comparable period in 2016) and is primarily comprised of the Company’s share in FCR’s earnings from the date of loss of control (NIS 402 million) and the share in the earnings of CTY’s and ATR’s equity-accounted investees.

Finance expenses

Finance expenses amounted to NIS 1,085 million in 2017, compared with NIS 1,127 million in 2016. The decrease in the finance expenses in 2017, compared to 2016, is primarily due to a reduction in interest expenses in respect of an interest-bearing debt, the average balance of which in 2017 was lower compared to 2016.

In 2017, the finance expenses reflect average nominal annual interest of 3.7% on the interest-bearing debt of the Company and its subsidiaries, compared with 4.0% in 2016.

Finance income

Finance income totalled NIS 314 million in 2017, compared with NIS 255 million in 2016. Finance income in 2017 primarily comprises income from the gain on revaluation of derivatives (primarily swap hedging transactions) in the amount of NIS 143 million (2016 – gain on the revaluation of derivatives in the amount of NIS 35 million), the gain on the realization of securities and from dividends of NIS 122 million, primarily from REG (2016 – income of NIS 155 million, primarily from the gain on the realization of BR Mall shares in Brazil) and interest income of NIS 49 million (in 2016 – income of NIS 63 million).

Taxes on income (tax benefit)

Tax benefit totalled NIS 327 million in 2017, compared with a tax expense of NIS 153 million in 2016. Tax benefit in 2017 consist primarily of deferred tax income of NIS 512 million arising mainly from the change in the U.S. tax rate from 35% to 21% commencing in 2018 (NIS 421 million), and from the net changes in the temporary differences between the tax base for the fair value of investment property and investment property under development and the disposal of properties (in 2016 – net deferred tax expense of NIS 101 million). In 2017, the Group companies recorded current tax expenses in an amount of NIS 147 million (of which NIS 104 million is with respect to the sale of assets), which included current tax income of NIS 30 million that was recorded against tax expenses carried directly to capital reserves, compared with current tax expenses of NIS 32 million in 2016. In addition, tax expenses of NIS 38 million were recognized in 2017 with respect to prior years, compared with NIS 20 million in 2016.

Income (loss) from discontinued operations, net

The loss from discontinued operations, net in 2017 is comprised of the operating results of EQY due to its merger with REG (refer to Note 8d to the financial statements) and the recognition of a gain on loss of control over EQY as a result of the merger; the operating results of FCR due to the loss of control (refer to Note 8e to the financial statements) and the gain on deconsolidation following the loss of control; and the loss on realization of capital reserves from translation of foreign operations accumulated previously in other comprehensive income with respect to EQY and FCR. In the comparable period in 2016, the income from discontinued operations, net, comprises: the operating results of EQY due to its merger with REG; the operating results of FCR due to the loss of control; and a loss from impairment of capital notes and loans granted to Luzon Group, the realization of capital reserves from the translation of foreign operations, and the sale of Luzon Group shares.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

C.	Result of operations for 2017, by quarter, are as follows:

	Q4	Q1	Q2	Q3	Q4	Total
	(*2016	2017	2017	2017	2017	2017
	NIS in millions

Rental income	712	698	689	718	726	2,831

Property operating expenses	228	221	199	202	243	865

Net operating rental income	484	477	490	516	483	1,966

Fair value gain (loss) from investment property and investment property under development, net	136	50	(6)	(101)	15	(42)
General and administrative expenses	(106)	(94)	(94)	(95)	(103)	(386)
Other income	1	6	34	41	118	168
Other expenses	(160)	(22)	(10)	(41)	(124)	(166)
Company’s share in earnings of equity- accounted investees, net	45	11	243	104	76	434
Operating income	400	428	657	424	465	1,974

Finance expenses	(257)	(244)	(321)	(531)	(290)	(1,085)
Finance income	277	352	163	50	50	314

Income (loss) before taxes on income	420	536	499	(57)	225	1,203
Taxes on income (tax benefit)	62	14	9	62	(412)	(327)

Net income (loss) from continuing operations	358	522	490	(119)	637	1,530
Net income (loss) from discontinued operations, net	1,014	(281)	-	-	-	(281)
Net income	1,372	241	490	(119)	637	1,249

Attributable to:
Equity holders of the Company	587	(276)	371	(185)	583	493
Non-controlling interests	785	517	119	66	54	756

	1,372	241	490	(119)	637	1,249

*)	Reclassified, refer to Note 2dd to the financial statements.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

The comprehensive income for 2017, by quarter, are as follows:

	Q4	Q1	Q2	Q3	Q4	Total
	2016(*	2017	2017	2017	2017	2017
	NIS in millions
Net income (loss)	1,372	241	490	(119)	637	1,249
Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit and loss:
Exchange differences on translation of foreign operations	(639)	(687)	(60)	1,074	(385)	(58)

Net gains (losses) on cash flow hedges	20	(5)	(2)	(3)	8	(2)

Net gains (losses) on available-for-sale financial assets	(30)	(97)	(190)	(15)	342	40

Total other comprehensive income (loss) from continued operations	(649)	(789)	(252)	1,056	(35)	(20)
other comprehensive income (loss) from discontinuing operations, net	274	774	-	-	-	774

Total other comprehensive income (loss)	(375)	(15)	(252)	1,056	(35)	754

Total comprehensive income	997	226	238	937	602	2,003

Attributable to:

Equity holders of the Company	339	986	(4)	498	615	2,095
Non-controlling interests	658	(760)	242	439	(13)	(92)

	997	226	238	937	602	2,003

*)	Reclassified, refer to Note 2dd to the financial statements.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

D.	Analysis of results of operations for the fourth quarter of 2017

Rental income

Rental income increased by 2.0% to NIS 726 million in the quarter, compared with NIS 712 million in the corresponding quarter last year. The increase is due to development properties coming on line, by new acquisitions during the prior 12-month period, and by growth in income from same properties in the Quarter compared to the comparable quarter in the prior year. The aforesaid increase was offset by the disposition of properties during the prior 12-month period.

Excluding the changes in the average exchange rates in the aforesaid periods, the rental income in the Quarter would have increased by 2.1% compared with the corresponding period last year.

Property operating expenses

Property operating expenses totaled NIS 243 million in the quarter, representing 33.5% of total rental income, compared with NIS 228 million, representing 32.0% of total rental income, in the corresponding quarter last year.

Net operating rental income (NOI)

Net operating rental income decreased by 0.2% to NIS 483 million in the quarter (66.5% of rental income), compared with NIS 484 million (68.0% of rental income) in the corresponding quarter last year.

Excluding the changes in the average exchange rates of the aforesaid periods, the net operating rental income in the Quarter would have increased by 0.2% compared with the corresponding quarter last year.

Fair value gain (loss) from investment property and investment property under development, net

The Company and its subsidiaries applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Company and its subsidiaries recognized, in the Quarter, a fair value gain on its properties in a gross amount of NIS 15 million, compared with a gain of NIS 136 million, in the corresponding quarter last year. The fair value gain from investment property and investment property under development in the Quarter is due primarily to the properties in Brazil and Israel and was offset by the devaluation of properties at CTY.

General and administrative expenses

General and administrative expenses totalled NIS 103 million (14.2% of total revenues) in the Quarter, compared with NIS 106 million (14.9% of total revenues) in the corresponding quarter last year.

Other income

Other income amounted to NIS 118 million in the Quarter, compared with NIS 1 million in the corresponding quarter last year and were primarily due to a capital gain of NIS 117 million on the sale of a property in Brazil.

Other expenses

Other expenses amounted to NIS 124 million in the Quarter, compared with NIS 160 million in the corresponding quarter last year, and were primarily due to a capital loss of NIS 72 million on the sale of non-core properties in ATR and CTY and the amortization of the goodwill in the amount of NIS 31 million in respect of the sale of non-core properties in Norway.

Company’s share in earnings of equity-accounted investees, net

In the Quarter, share in earnings of equity-accounted investees amounted to earnings of NIS 76 million (earnings of NIS 45 million in the corresponding quarter last year) and is comprised mainly of the Company’s share in the earnings of FCR from the date of loss of control (NIS 66 million) and the share in the earnings of CTY’s and ATR’s equity-accounted investees.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Finance expenses

Finance expenses amounted to NIS 290 million in the Quarter, compared with NIS 257 million in the corresponding quarter last year. The increase in the finance expenses is primarily due to gains on the revaluation of CPI-linked liabilities, which amounted to NIS 22 million in the fourth quarter of 2016, compared revaluation expenses of NIS 7 million in respect of CPI-linked liabilities in the quarter.

Finance expenses in the Quarter reflect average nominal annual interest of 3.7% on the interest-bearing debt of the Company and its subsidiaries, compared with 3.8% in the corresponding quarter last year.

Finance income

Finance income totaled NIS 50 million in the Quarter, compared with NIS 277 million in the corresponding quarter last year. Finance income in the Quarter mainly comprise an income of NIS 37 million from the gain on realization of securities and from dividends, primarily from REG (in the corresponding quarter last year – income of NIS 51 million, primarily gain on the realization of BR Malls shares in Brazil) and interest income of NIS 13 million (in the corresponding quarter last year – income of NIS 22 million). The corresponding quarter last year included gain of NIS 203 million on the revaluation of financial derivatives.

Taxes on income (tax benefit)

Tax benefits totalled NIS 412 million in the Quarter, compared with tax expense of NIS 62 million in the corresponding quarter last year. Income tax benefits in the Quarter comprise primarily deferred tax income of NIS 474 million arising mainly from the change in the U.S. tax rate from 35% to 21% commencing in 2018 (NIS 421 million), and from the net changes in the temporary differences between the tax base for the fair value of investment property and investment property under development and the disposal of properties (in the corresponding quarter last year – net deferred tax expense of NIS 59 million). In the Quarter, the Company and its subsidiaries recorded current tax expenses in an amount of NIS 24 million which included current tax income of NIS 9 million that was recorded against tax expenses carried directly to capital reserves, compared with current tax income of NIS 4 million in the corresponding quarter last year. In addition, tax expenses of NIS 38 million were recognized in the Quarter with respect to prior years, compared with NIS 7 million in the corresponding quarter last year.

Income (loss) from discontinuing operations, net

In the corresponding quarter last year, income from discontinuing operations, net, includes the operating results of EQY following the merger with REG and the operating results of FCR following the loss of control (refer to Notes 8d and 8e to the financial statements).

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

3.6	Liquidity and Sources of Finance

The Company and its subsidiaries have a policy of maintaining an adequate level of liquidity that enables the pursuit of business opportunities in its activities, as well as flexibility in accessibility to sources of finance.

The sources of the Company and its subsidiaries liquidity are the cash generated from its income-producing properties, issuing of debentures, convertible debentures and equity, credit facilities, mortgages and long-term loans, which is used primarily for the acquisition, development and redevelopment of income-producing properties, the settlement of liabilities, investments in investees and other investments.

The liquid assets available to the Company and its subsidiaries, including short-term investments, totaled NIS 1.8 billion as of December 31, 2017. In addition, as of December 31, 2017, the Company and its subsidiaries have binding undrawn1 long-term credit facilities available for immediate drawdown of NIS 6.0 billion.

As of December 31, 2017, the Company and its subsidiaries have liquidity, including undrawn1 long-term credit facilities available for immediate drawdown and liquid balances totaling NIS 7.8 billion (of which NIS 4.0 billion is at the Company and wholly-owned subsidiaries). Additionally, as of December 31, 2017, an equity-accounted investee of the Company has unutilized approved long-term credit facilities available for immediate drawdown and liquid balances totaling NIS 1.4 billion.

As of December 31, 2017, the Company and its subsidiaries also have unencumbered investment property and investment property under development, which is carried on the books at a fair value of NIS 30.0 billion (86.2% of the total investment property and investment property under development). In addition, as of December 31, 2017, an equity-accounted investee of the Company has unencumbered investment property and investment property under development with a value of NIS 20.4 billion.

As of December 31, 2017, according to its consolidated financial statements, the Company had a negative working capital of NIS 0.6 billion. However, the Company has at its disposal, on a consolidated and on an expanded solo basis (including its wholly – owned subsidiaries), binding undrawn credit facilities1, which are available for immediate drawdown, amounting to NIS 6.0 billion and NIS 2.7 billion, respectively. The Company’s Board of Directors has examined the existence of such negative working capital and has determined that, based on the current funding and capital sources as mentioned above, as well as the positive cash flow from operating activity, the existence of the negative working capital is not indicative of a liquidity problem for the Company or the Group.

3.7	Cash flows

Cash flows from operating activities in 2017 totaled NIS 785 million, compared with NIS 1,909 million in 2016. The decrease in the cash flows from operating activities primarily due to the deconsolidation of EQY and FCR. (See Notes 8d and 8e to the financial statements).

In 2017, the activities of the Company and its subsidiaries were funded by means of realization of financial assets in a net of NIS 1,205 million, by means of loans and credit facilities in a net amount of NIS 809 million and by means of the sale of an associate in a net amount of NIS 61 million. The proceeds from the above sources were used primarily for the acquisition and development of new investment property in a net amount of NIS 637 million, for the repayment of debentures in a net amount of NIS 1,919 million, for payment of dividends by the Company and its subsidiaries in a the amount of NIS 876 million, for the acquisition of the Group’s companies shares in the amount of NIS 100 million and for the buyback of shares in an amount of NIS 73 million.

[1]	Signed credit lines with financial institutions pursuant to which these institutions are obligated to provide the Group with the aforesaid credit subject to complying with the terms prescribed in the agreements and with respect to which the Group companies pay various commissions, including a credit allocation fee.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

3.8	Repurchase Program

A.	On March 27, 2018, the Company’s Board of Directors resolved to adopt a new program for the repurchase of Company debentures (in place of the previous program) in an amount of up to NIS 250 million, in relation to all the outstanding series of debentures. The program is in effect until March 31, 2019. Acquisitions were to be made under the program from time to time and at the discretion of the Company’s management. As of publication of this report, the Company had repurchased debentures in an amount of NIS 77 million under the previous program.

B.	On March 27, 2018, the Company’s Board of Directors resolved to adopt a new program for the repurchase of Company shares in an amount of up to NIS 250 million. The program is in effect until March 31, 2019. Acquisitions will be made under the program from time to time and at the discretion of the Company’s management, so long as the stock exchange price of the share reflects a significant discount on the Company’s NAV (calculated according to the value of its holdings). As of the publication of this report, the Company had repurchased 2.1 million shares in an amount of NIS 73 million under the previous program.

4.	Reporting of Exposure to Market Risks and their Management

4.1.	The individuals responsible for managing and reporting the Company’s market risks are the Company’s CEO and its Executive Vice President and CFO (for related details, refer to Regulations 26 and 26a in the “Additional Details about the Company” chapter).

4.2.	For details regarding the market risks to which the Company is exposed, refer to Note 35a to the financial statements.

The Company defines the following risks as material: liquidity risk, currency risk, interest and inflation risk, fair value risk credit risks and price risk. For details and further explanations, refer to this section and to Note 35a to the financial statements. The control and management of the financial and operational risks is performed based on a uniform methodology at the level of the Company and wholly-owned subsidiaries:

a.	Liquidity risks: The Company has a policy of maintaining a high level of liquidity at all times and in accordance with the Company’s needs, so as to enable it to take advantage of business opportunities in its fields of operation, even during times of crisis in the equity and debt markets, both in Israel and overseas. The Company engages in cash management on an ongoing basis and also prepares cash flow forecasts and conducts stress testing in order to identify possible liquidity risks and the Company’s sensitivity to such risks. The Company has a policy of maintaining a significant scope of credit facilities with local and international financial institutions while striving to diversity its sources of finance, while placing emphasis on entering equity and debt markets around the world, so as to reduce the risk of being unable to raise new sources at the time of the various maturities.

b.	Currency risks: The Company habitually maintains a high correlation between the mix of its assets in the various functional currencies and the exposure of its equity to those currencies, by conducting occasional hedging transactions to manage the currency exposure. Management regularly evaluates the currency linkage bases report and takes appropriate action in accordance with exchange rate fluctuations, For details regarding the scope of the Company’s exposure to each of the currencies to which it is exposed (the Euro, the U.S. Dollar, the Canadian Dollar, the NIS and the Brazilian Real), with respect to which linkage basis and cross-currency swaps have been transacted and loans taken in the various currencies, and regarding the scope of the remaining exposure after transacting cross-currency swaps, as of December 31, 2017, refer to the table attached as Appendix A of the Directors’ Report.

c.	Interest and inflation risks: The Company has liabilities in CPI-linked NIS and thus has an exposure to changes in the CPI. The Company routinely conducts linkage basis swap transactions in relation to most of the CPI-linked liabilities, replacing the CPI linkage with fixed interest. So as to mitigate the risks arising as a result of interest rate changes. The Company elects to raise debt with a long-term maturity, balancing the spread of the repayments over the debt period.

d.	Fair value risk: The Company has an exposure with respect to changes in the value of derivative financial instruments, which impact on the Company’s profit and loss or on its equity. The Company’s policy is to enter into derivative financial instruments solely for hedging purposes.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

e.	Credit risks: As of December 31, 2017, the overall fair value of the Company’s portfolio of financial derivatives is positive in favor of the Company; it is thus exposed to the risk that the counterparty might not meet its obligations to the Company. The Company’s policy is to perform transactions in financial derivatives with financially-sound financial institutions (according to external credit ratings). In addition, most of the transactions are done under CSA (Credit Support Annex) agreements, within the framework of which accounts are settled weekly and cash is provided as collateral in order to reduce the exposure to credit risks. As of December 31, 2017, the Company has NIS 535 million that constitutes collateral.

f.	Price risk: As of December 31, 2017, the Company holds investments in financial instruments that are traded on the Stock Exchange, which expose the Company to the risk of fluctuations in the price of the security that is determined on the basis of market prices. Within the framework of its risk management policy, from time to time the Company considers the engagement in hedge transactions to reduce the exposure to price risk.

During 2017, no changes occurred in the Company’s market risks management policy.

4.3.	As to the reports on linkage bases and the derivatives portfolio, refer to Note 35 to the financial statements. As to the sensitivity analysis, refer to Appendix C of the Directors’ Report.

4.4.	Changes in foreign currency exchange rates – From January 1, 2017 through December 31, 2017, the NIS appreciated against the U.S. Dollar the Canadian Dollar and the Brazilian Real by 9.8%, 3.0% and 11.3%, respectively and devalued against the euro by 2.7%. With regard to the effect of exchange rates changes on the Company’s equity, as of December 31, 2017, refer to Appendix A of the Director’s Report and to Note 35e to the financial statements. In addition, from December 31, 2017 until immediately prior to the date of approval of this report, the New Israeli Shekel appreciated against the Canadian dollar and the Brazilian Real by 1.9% and 0.02%, respectively and devalued against the U.S. Dollar and the euro by 0.7% and 4.3%, respectively.

In addition, some of the Company’s liabilities (primarily with respect to operations in Israel) are linked to changes in the Israeli consumer price index. From January 1, 2017 through December 31, 2017, the (known) consumer price index rose by 0.3%. As to the effect of changes in the consumer price index on the equity of the Company as of December 31, 2017, refer to Note 35f to the financial statements. In addition, from December 31, 2017 until immediately prior to the date of approval of this report, the (known) consumer price index fell by 0.3%.

4.5.	Inspection methods and policy implementation:

The persons responsible for market risk management examine the need to update the Company’s actions with regard to market risk management, and the Company’s management discusses major issues relating to market risk management. The Board of Directors approves major aspects of market risk management policy once a quarter in the Directors’ Report (and, in the same manner, future changes, if any, in the policy on this topic will require the approval of the Board of Directors). Moreover, from time to time, the directors hold separate meetings at which the Company’s market risks in their entirety and how to mitigate them are discussed.

4.6.	During the period from January 1, 2017 through the date of approval of the financial statements, the individuals responsible for reporting and managing the Company’s market risks (the Company’s CEO and its Executive Vice President and CFO) have held and continue to hold regular weekly discussions concerning the exposure to market risks, including changes in exchange rates and interest rates. Furthermore, during the above period, the Company’s Board of Directors discussed the said risks and the Company’s policy regarding them during the meetings at which the financial statements as of December 31, 2016, March 31, 2017, June 30, 2017, September 30, 2017 and December 31, 2017 were approved, and at meeting on May 11, 2017.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

As of December 31, 2017 and December 31, 2016, the economic exposure of the equity attributable to the equity holders of the Company to the various currencies is distributed as follows:

December 31, 2017

December 31, 2016

[1]	Refer also to Appendix A of the Directors’ Report.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

5.	Corporate Governance Aspects

5.1.	Donations

The Company considers itself bound to concern itself with and to assist the communities in which it operates, in accordance with the social investment policy approved by the Company’s management.

In 2017, the Group made donations to a variety of projects in the fields of education, culture, welfare and health in the various countries in which the Group operates. The majority of the social investment was directed to the education field, as described below:

a.	Initiative for “Supporting the South” – 2017 was the fourth operating year of “Supporting the South”.

During the year, the Company invested NIS 5 million in this initiative that actively supports the education systems of periphery towns in the Negev. Within this framework, the Company assisted in funding the operation of youth centers, awarded scholarships to students, and provided support to elementary and high schools, as well as to several nursery schools and preschool centers.

In 2017, the Company bolstered and expanded the “Quantum Leap” model for the education system in peripheral towns. As part of this, the Company continued to lead the “Yeruham – City of Education” initiative and the “Social Mobility and Quantum Leap” initiative in Kiryat Malachi, through which a comprehensive community program is being implemented whose aim is to bring about a quantum leap in the Yeruham and the Kiryat Malachi education system.

The support for the education systems was provided in cooperation with the southern administrative district of the Ministry of Education, the local authorities and professional bodies. In addition, the Company has undertaken to support educational projects within the framework of this initiative, in an additional amount of NIS 2 million, until the end of the school year (August 2018). As of the report publication date, some of the said support has been provided in practice.

b.	The Gazit-Globe Real Estate Institute – The Company has established and supports a real estate research institute at the Interdisciplinary Center (IDC) Herzliya, Israel.

In 2017, the Institute held academic conventions and professional forums, as well as holding an academic convention in Kiryat Malachi concerning real estate development in the periphery. The Gazit-Globe Real Estate Institute has continued publishing a quarterly index which determines the rate of increase in housing prices, has supported academic research and has started an advanced real estate management course. In 2017, the second class of specialized MBA studies track in real estate management was opened. Prof. Yair Orgler, an external director of the Company, serves as a member of the Institute’s consultation committee on behalf of the Company.

The Company has undertook to donate a total amount of U.S.$ 1.25 million in the years 2017 through 2021 to the Interdisciplinary Center for the Gazit-Globe Real Estate Institute.

c.	Communal involvement – The company and its subsidiaries supports a variety of social organizations in the fields of welfare, health and culture. In the Reporting Period, the Company continued its support of social associations, including “Larger than Life”, “Etgarim” and “The Jaffa Institute”. In 2017, the Company expanded its support in providing assistance to the elderly and to Holocaust survivors.

d.	In addition to the donations, Company employees take part in voluntary activities, through “Etgarim”, “Larger than Life”, “the Jaffa Institute”, and other programs. In 2017, all the Company’s employees carried out voluntary activities.

In 2017, the company and its subsidiaries donations amounted to NIS 6.4 million.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

5.2.	Disclosure Concerning the Company’s Internal Auditor

The Company’s internal auditor:

Mr. Izchak Naftalin began to serve as the Company’s internal auditor on October 31, 2012. Mr. Naftalin holds a Bachelor’s degree in Business Administration and is a partner of Fahn Kanne Control Management Ltd.

Is the internal auditor an employee of the Company or a person who provides internal audit services on behalf of an outside party:

The internal auditor provides internal audit services within the framework of an outside service provider, through the company Fahn Kanne Control Management Ltd.

Legal requirements met by the internal auditors:

The internal auditor meets the requirements of Section 146(b) of the Companies Law and Section 8 of the Internal Audit Law.

Holding of securities of the Company or of a related entity:

As of the date of this report, neither the internal auditor nor any of his employees held securities of the Company or of any related entity.

The internal auditor’s relationship with the Company or with a related entity:

The internal auditor also serves as the internal auditor of Norstar Holdings, Inc., the controlling shareholder of the Company, although, in the opinion of the Company and the internal auditor, this does not give rise to a conflict of interests with his role as internal auditor of the Company.

Other duties of the internal auditor within the Company:

Apart from his duties as the internal auditor of the Company, the internal auditor is not otherwise engaged by the Company and does not provide it with any other services.

Other duties of the internal auditor outside the Company:

The internal auditor serves as a partner of the firm of Fahn Kanne Control Management Ltd., which provides internal audit services, internal control services, etc. to companies and various other bodies.

Method of the internal auditor’s appointment:

Mr. Naftalin was appointed as the Company’s internal auditor pursuant to a resolution of the Company’s Board of Directors dated October 30, 2012 (in accordance with the recommendation of the Company’s Audit Committee dated October 28, 2012).

Identity of the person to whom the internal auditor reports within the organization:

Within the organization, the internal auditor reports to the CEO of the Company.

The internal auditor’s work program:

The internal auditor’s annual work program for 2017 is based on a risks survey that was carried out in November 2016. The program took into account the subjects examined and expected to be examined over the years in accordance with a three-year program. The program was determined in coordination with the Audit Committee and the Company’s management. The work program was discussed and approved by the Audit Committee.

The annual audit program reflects the activities of the private companies that are owned by the Company, in Israel and overseas, and the order of priorities for the subjects according to their importance and urgency, as determined by the Audit Committee on the recommendation of the internal auditor. The work program may be altered with the approval of the Audit Committee.

Examination of the Company’s material transactions during 2017 by the internal auditor:

In the reporting year, the internal auditor conducted an examination of material transactions, including transactions with interested parties and controlling shareholders, as defined in the Companies Law.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Overseas audit and audit of investees:

Private subsidiaries – The audit reports also relate to the Company’s private subsidiaries, both in Israel and overseas. In 2017, the internal auditor conducted an audit of the activities of the following private companies – Gazit Development and Gazit Brasil, this being in accordance with the work program approved by the Company’s Audit Committee

Public subsidiaries – With regard to the audit of the Company’s public subsidiaries that are listed overseas, such entities are subject to the restrictions of the law to which they are subject. With regard to the internal audit activity at CTY and ATR (in Europe), other internal auditors function at these companies. The internal auditors at these companies operate in accordance with a work program determined for them by the relevant authorized organs of the companies and also work in conformity with professional international internal auditing standards.

Scope of the internal auditor’s engagement:

The scope of the internal auditor’s engagement varies in accordance with the annual audit program. in 2017, 2,500 hours were spent on audit work activity, in accordance with the breakdown presented in the table below.

Work hours
Internal audit in Israel	1,800 hours
Internal audit of the Company’s overseas private subsidiaries	700 hours
Total	2,500 hours

The number of the auditor’s work hours was set at 2,500 hours, based on the audit subjects that were determined for examination in 2017, compared with 2,690 internal audit hours in 2016. It should be noted that the scope of the internal auditor’s engagement is flexible, meaning that, as 2017 progressed and as the various audit reports were discussed, the Audit Committee was empowered to permit the internal auditor to increase the number of audit hours that had been decided upon at the outset in the annual audit program.

The professional standards in accordance with which the internal auditor performs his audit:

The audit is performed in conformity with professional international standards generally accepted for internal audit. To the best of the Company’s knowledge, the internal auditor has complied with the requirements prescribed in the aforesaid standards.

Freedom of access for the internal auditor:

With regard to the information and documents of the Company and the Company’s private subsidiaries in Israel and overseas, the internal auditor is given free access to all IT systems of the aforesaid companies, including financial data.

Reports of the internal auditor:

a.	In February 2017, the internal auditor submitted an audit report on the subject: “Transactions with Interested Parties and Material Transactions” at the Company.
b.	In March 2017, the internal auditor submitted an audit report on the subject: “G. Kfar Saba – General” at Gazit Development (Israel).
c.	In April 2017, the internal auditor submitted an audit report on the subject: “Safety and Hygiene in the Centers” at Gazit Development (Israel).
d.	In April 2017, the internal auditor submitted an audit report on the subject: “Segregation of Duties Policy” at Gazit Brasil.
e.	In April 2017, the internal auditor submitted an audit report on the subject: “Marketing and Rental of Commercial Space” at Gazit Brasil.
f.	In June 2017, the internal auditor submitted an audit report on the subject: “Procurement and Engagement with Suppliers (Transfer to the New Offices)”.
g.	In July 2017, the internal auditor submitted an audit report on the subject: “Security of Means of Payment” at Gazit Development (Israel).
h.	In September 2017, the internal auditor submitted an audit report on the subject: “Examination of Proper Use of the Company Plane” at the Company.
i.	In September 2017, the internal auditor submitted an audit report on the subject: “Valuation of Properties” at Gazit Brasil.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

j.	In October 2017, the internal auditor submitted an audit report on the subject: “Expense Reimbursements for Officers and Executives” at the Group.
k.	In October 2017, the internal auditor submitted an audit report on the subject: “Security of Means of Payment” at Gazit Brasil.
l.	In November 2017, the internal auditor submitted an audit report on the subject: “Wages and Compensation of Employees” at the Company.
m.	In December 2017, the internal auditor submitted an audit report on the subject: “Management of Contracts and the Integration Process” at Gazit Development (Israel).
n.	In December 2017, the internal auditor submitted an audit report on the subject: “Payroll Management and Monitoring of Hourly and Attendance Reports” at Gazit Development (Israel).
o.	In December 2017, the internal auditor submitted an audit report on the subject: “Monitoring the Implementation of Recommendations in Previous Reports” at the Group.
p.	In December 2017, the internal auditor submitted an audit report on the subject: “Control Risks Study - Update”.
q.	In December 2017, the internal auditor submitted an audit report on the subject: “Monitoring the Activities of Internal Auditors at the Group”.

The Audit Committee discussed the reports referred to above during the course of its meetings on March 21, 2017, May 21, 2017, August 16, 2017, November 14, 2017, and January 8, 2018.

Opinion of the Company’s Board of Directors concerning the internal auditor’s activities:

In the opinion of the Company’s Board of Directors, the scope, nature, continuity of the internal auditor’s activities and his work program are reasonable in light of prevailing circumstances and are sufficient to attain the internal audit objectives of the Company.

Remuneration of the internal auditor:

The internal auditor’s fees are determined based on the number of work hours actually invested in performing his assignments, within the framework of a budget approved in advance by the Company’s Audit Committee. In the Company’s opinion, the payment of such remuneration does not influence the professional judgment exercised by the internal auditor.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

5.3.	Professional Fees of the Independent Auditors

Independent auditors of the Company: Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global).

The professional fees of the independent auditors that audit the financial statements of the Company and the Company’s subsidiaries are as follows:

A.	Ernst & Young in Israel (the Company and wholly-owned subsidiaries of the Company):

	For the year ended December 31
	2017	2016	2017	2016
	NIS in thousands		Hours
Fees for audit and related services	4,420	4,538	16,147	16,447
Consulting fees and tax services	1,042	2,185	2,059	3,036
Other fees	530	272
Total	5,992	6,995

The data includes the fees and hours billed with respect to the Company’s wholly-owned subsidiaries in Canada, United States and in Germany.

B.	Ernst & Young in Finland (CTY):

	For the year ended December 31
	2017	2016	2017	2016
	NIS in thousands		Hours
Fees for audit and related services	3,655	3,442	10,535	9,945
Consulting fees and tax services	.	42	-	20
Total	3,655	3,484

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

C.	Ernst & Young in Canada (Gazit Canada Inc. and Gazit America):

	For the year ended December 31
	2017	2016*)	2017	2016*)
	NIS in thousands		Hours
Fees for audit and related services	283	3,594	933	11,415
Consulting fees and tax services	182	62	145	860
Other fees	-	29
Total	465	3,685

(*)	In 2016 including FCR.

D.	Ernst & Young in Brazil:

	For the year ended December 31
	2017	2016	2017	2016
	NIS in thousands		Hours
Fees for audit and related services	790	582	2,700	1,998
Total	790	582

E.	KPMG in The Netherlands (ATR):

	For the year ended December 31
	2017	2016	2017	2016
	NIS in thousands		Hours
Fees for audit and related services	4,326	7,433	9,086	12,144
Total	4,326	7,433

The professional fees of the Company’s independent auditors are determined on an hourly basis, according to tariffs and time frameworks approved by the Board of Directors.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

6.	Disclosure Regarding the Financial Reporting of the Company

6.1.	Additional Information and Events Subsequent to the Reporting Date

A.	For details regarding the issue of a new series of debentures (Series M) by the Company, in an amount of NIS 851 million, refer to Note 38c to the financial statements.
B.	For details regarding the sale of 4.4 million REG shares for a consideration of $ 258 million, refer to Note 38b to the financial statements.
C.	With effect from January 31, 2018, Mr. Dori ended his office as President of the Company and Vice Chairman of the Board of Directors of the Company, and as of said date, Mr. Chaim Katzman, one of the controlling shareholders in the Company, serves as Vice Chairman of the Board of Directors and President of the Company. Upon his appointment as president of the Company, Mr. Katzman cased to serve as Chairman of the Board of Directors of the Company.
D.	On December 27, 2017, Gazit Brasil entered into a binding agreement for the acquisition of 70% of Shopping Internacional, a shopping center with a GLA of 77 thousand square meters, located at the northern part of the Sao Paulo metropolitan area, in consideration of BRL 937 million (approximately NIS 989 million) (excluding transaction costs). Shopping Internacional is strategically located between the city and the international airport and is among the largest shopping centers in the Sao Paulo region. The shopping center, which will be under the control and management of Gazit Brasil, has a GLA of 77 thousand square meters spread out over land with a total area of 123 square meters, with 4,200 parking spaces and 200 thousand square meters of additional development rights. The shopping center has a 98% occupancy rate comprising 360 tenants, including a hypermarket, food courts, entertainment and various services and amenities, with annual turnovers aggregating BRL 1 billion and 30 million visitors. The closing of the transaction, which is anticipated at the end of Q1-2018, is payable in cash and subject to customary suspending conditions. The transaction will be funded from the recent property sales effected by Gazit Brasil, available cash flows and other sources of the Company. As of the date of approval of the financial statements, the remaining balance of the property is held by the seller, a public real estate company listed for trade in Sao Paulo (20%) and an institutional financial institution (10%).
E.	For details regarding the acquisition of 8.3 million CTY shares in consideration of EUR 16 million, refer to Note 38e to the financial statements
F.	On March 27, 2018, Norstar notified the Company that Messrs. Mr. Chaim Katzman, Mr. Dori Segal and Ms. Erika Ottosson have informed it of the cancellation of the shareholders’ agreement between the parties dated January 30, 2013. It has also been informed that, prior to the cancellation of the agreement, Mr. Katzman completed a transaction for the acquisition of the entire holdings of Ms. Ottosson in FUF (First US Financial LLC, a private company which owns 18.24% of Norstar’s share capital). Thereafter, Messrs. Katzman, Segal and Ottosson announced the discontinuation of their cooperation in relation to the shares of Norstar. Consequently, Mr. Katzman is the sole controlling shareholder in Norstar by virtue of his holdings.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

7.	Details Concerning the Company’s Publicly-Held Commitment Certificates

A.	As of December 31, 2017, there were six series of listed debentures issued by the Company in circulation, as detailed in the following table:

	Issue date	Par value as of issue date	Par value of debentures in circulation as of 31/12/16	Par value of debentures in circulation, plus linkage differences as of 31/12/16	Total accumulated interest to 31/12/16	Balance in the financial statements as of 31/12/16	Stock exchange value as of 31/12/16	Type of interest and rate thereof	Principal payment dates	Interest payment dates	Linkage basis and terms (principal and interest)
		NIS in thousands		NIS in millions
Debentures (Series C)	04/2005(2)	1,300,000	349,239	430.3	-	430	439.2	Fixed 4.95%	8 annual installments starting from June 2011 (each of the first 7 installments will be at the rate of 10% and the last installment will be at the rate of 30%)	Paid twice a year on June 30 and December 31	The principal and the interest are linked to the increase in the consumer price index
Debentures (Series D)	09/2006(3)	2,069,048	2,069,048	2,434.7	93.6	2,437	2,763.4	Fixed 5.1%	3 annual installments starting from March 2019 (each of the first 2 installments will be at the rate of 30% and the last installment will be at the rate of 40%)	Paid once a year on March 31	The principal and the interest are linked to the increase in the consumer price index
Debentures (Series I)	01/2008(5)	1,439,826	457,533	532.9	-	533	545.3	Fixed 5.3%	4 installments with the first installment in June 2013 at the rate of 15%, the second installment in June 2015 at the rate of 25%, the third installment in June 2016 at the rate of 25%, and the fourth installment in June 2018 at the rate of 35%	Paid twice a year on June 30 and December 31	The principal and the interest are linked to the increase in the consumer price index
Debentures (Series J)	02/2009(4)	734,802	683,366	766.4	12.6	775	860.2	Fixed 6.5%	10 equal installments, each of 1% of the principal, paid twice a year on March 31 in each of the years 2015 through 2019 and on September 30 in each of the years 2014 through 2018. The balance of the principal (90%) will be paid in one installment on September 30, 2019.	Paid twice a year on March 31 and September 30 of each of the years from 2010 through 2019.	The principal and the interest are linked to the increase in the consumer price index

	Issue date	Par value as of issue date	Par value of debentures in circulation as of 31/12/16	Par value of debentures in circulation, plus linkage differences as of 31/12/16	Total accumulated interest to 31/12/16	Balance in the financial statements as of 31/12/16	Stock exchange value as of 31/12/16	Type of interest and rate thereof	Principal payment dates	Interest payment dates	Linkage basis and terms (principal and interest)
		NIS in thousands		NIS in millions
Debentures (Series K)	09/2011(5)	2,653,181	2,653,181	2,732.3.1	36.7	2,845	3,270.8	Fixed 5.35%	5 installments with the first installment in September 2018 at the rate of 10%, the second installment in September 2020 at the rate of 15%, the third, fourth and fifth installments in September of the years 2022-2024 each at the rate of 25%	Paid twice a year on March 31 and September 30 of each of the years from 2012 through 2024.	The principal and the interest are linked to the increase in the consumer price index
Debentures (Series L)	10/2013(6)	2,957.801	2,957,801	2,957.8	-	3,031	3,328.7	Fixed 4%	5 installments with the first installment in June 2023 at the rate of 10%, the second and third installments in June 2024-2025 at the rate of 15% each, and the fourth and fifth installments in June of the years 2026-2027 at the rate of 30% each.	Paid twice a year on June 30 and December 31.	The principal and the interest are linked to the increase in the consumer price index

(1)	In April 2005, the Company issued – through a private offering to institutional investors – NIS 425 million par value of debentures (Series C). The debentures (Series C) were listed for trade pursuant to a prospectus dated May 10, 2005. Pursuant to the Company’s aforementioned prospectus, the Company also issued to the public a further NIS 75 million par value of debentures (Series C), under the same terms, together with options for an additional NIS 450 million par value of debentures (Series C). In July 2006, the Company issued NIS 352 million par value of debentures (Series C), by means of extending the series in accordance with a shelf offer report, which was published pursuant to a shelf prospectus from May 25, 2006 (as revised in January 2007 and in December 2007; the “2006 prospectus”). During 2005, 4.5 million options (Series C) were exercised into NIS 448 million par value of debentures (Series C).
(2)	Debentures (Series D) were first issued in September 2006, at which time NIS 300 million par value of debentures (Series D) were issued in accordance with a shelf offer report, which was published pursuant to the 2006 prospectus. In November 2006, April 2007 and September 2007, the Company issued – by means of extending the series – NIS 750 million par value, NIS 400 million par value and NIS 300 million par value, respectively, of debentures (Series D), in accordance with shelf offer reports, which were published pursuant to the 2006 prospectus. In February 2010, the Company closed a private offering to institutional investors of NIS 178 million par value of debentures (Series D), by means of extending the series. In January 2012, the Company closed a private offering to institutional investors of NIS 185 million par value of debentures (Series D), by means of extending the series.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

(3)	Debentures (Series I) were first issued in January 2008, at which time NIS 590 million par value of debentures (Series I) were issued in accordance with a shelf offer report from December 2007, which was published pursuant to the 2006 prospectus. In February 2008, the Company issued – by means of extending the series – a further NIS 140 million par value of debentures (Series I), in accordance with a shelf offer report, which was published pursuant to the 2006 prospectus. In May 2009 and December 2009, the Company issued – by means of extending the series – a further NIS 123.5 million par value and NIS 155.3 million par value, respectively, of debentures (Series I), in accordance with shelf offer reports, which were published pursuant to the 2008 prospectus. In July 2010, the Company issued – by means of extending the series – NIS 431 million par value of debentures (Series I), in accordance with a shelf offer report, which was published pursuant to a shelf prospectus published in May 2010.
(4)	Debentures (Series J) were first issued in February 2009, at which time NIS 404 million par value of debentures (Series J) and 2.02 million options (Series 10), which are exercisable into NIS 202 million par value of debentures (Series J), were issued in accordance with a shelf offer report, which was published pursuant to the 2008 prospectus. In the period from the first issuance date through December 20, 2009 (the last date for exercising the options (Series 10)), 2.01 million options (Series 10) were exercised into NIS 201 million par value of debentures (Series J). In May 2012, the Company closed a private offering to institutional investors of NIS 130 million par value of debentures (Series J), by means of extending the series.
(5)	Debentures (Series K) were first issued in September 2011, pursuant to a shelf prospectus, at which time NIS 451 million par value of debentures were issued in September 2011. Within the framework of the issuance of debentures (Series D) in January 2012, 1.85 million options (Series K), which are exercisable through February 29, 2012, were issued. Through the expiration date, 1.84 million options had been exercised into NIS 221 million par value of debentures (Series K). Within the framework of the issuance of debentures (Series J) in May 2012, 2.6 million options (Series J), which are exercisable through June 14, 2012, were issued. Through the expiration date, 0.6 million options had been exercised into NIS 60 million par value of debentures (Series K). In December 2012, the Company closed a public offering to institutional investors of NIS 883 million par value of debentures (Series K), by means of extending the series. In June and December 2013, the Company closed a public issuance by means of extending the series – NIS 731 million and NIS 308 million par value of debentures (Series K), respectively.
(6)	Debentures (Series L) were first issued in October 2013, pursuant to a shelf prospectus, at which time NIS 451 million par value of debentures were issued. In April 2014, January 2015, April 2015 and August 2015, the Company issued – by means of extending the series– a further NIS 414 million par value, NIS 752 million par value, NIS 621 million par value and NIS 720 million par value, respectively, of debentures (Series L), in accordance with shelf offer reports.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

B.	Details concerning the trustees of the Company’s debentures (to the best of the Company’s knowledge):

	Trustee	Liaison for the Trustee	Address of Trustee	Fax	E-mail
Debentures (Series C)	Mishmeret Trust Services Company Ltd.	Rami Sebti	48 Menahem Begin Road, Tel-Aviv	03-6374344	ramis@mstrust.co.il
Debentures (Series D)	Hermetic Trust Services (1975) Ltd.	Dan Evnon	113 Hayarkon Street, Tel-Aviv	03-5271736	hermetic@hermetic.co.il
Debentures (Series I)	Reznik Paz Nevo Trustees Ltd.	Yossi Reznik	14 YadHaharutzim Street, Tel-Aviv	03-6389222	dikla@rpn.co.il
Debentures (Series J)	Strauss Lazar Trust Company (1992) Ltd.	Uri Lazar	17 Yitzhak Sadeh Street, Tel-Aviv	03-5613824	ori@slcpa.co.il
Debentures (Series K)	Mishmeret Trust Services Company Ltd.	Rami Sebti	48 Menahem Begin Road, Tel-Aviv	03-6374344	ramis@mstrust.co.il
Debentures (Series L)	Mishmeret Trust Services Company Ltd.	Rami Sebti	48 Menahem Begin Road, Tel-Aviv	03-6374344	ramis@mstrust.co.il

C.	Presented below are details concerning the rating of the debentures in circulation:

	Issue date	S&P Maalot’s rating close to issue date	Midroog’s rating close to issue date	S&P Maalot’s rating at approval date of periodic report (*)	Midroog’s rating at approval date of periodic report (*)	Date and reference of immediate report concerning latest rating by S&P Maalot (**)	Date and reference of immediate report concerning latest rating by Midroog (**)
Debentures (Series C)	April 2005	AA	Aa3	AA-/Stable	Aa3/Stable	7/3/2018 Reference: 2018-01-022051	21/11/2017 Reference: 2017-01-102625
Debentures (Series D)	September 2006	AA	Aa2	AA-/Stable	Aa3/Stable	7/3/2018 Reference: 2018-01-022051	21/11/2017 Reference: 2017-01-102625
Debentures (Series I)	January 2008	AA/Stable	Aa2	AA-/Stable	Aa3/Stable	7/3/2018 Reference: 2018-01-022051	21/11/2017 Reference: 2017-01-102625
Debentures (Series J)	February 2009	AA/Stable	Aa2	AA-/Stable	Aa3/Stable	7/3/2018 Reference: 2018-01-022051	21/11/2017 Reference: 2017-01-102625
Debentures (Series K)	September 2011	A+/Positive	Aa3	AA-/Stable	Aa3/Stable	7/3/2018 Reference: 2018-01-022051	21/11/2017 Reference: 2017-01-102625
Debentures (Series L)	October 2013	AA-/Stable	Aa3	AA-/Stable	Aa3/Stable	7/3/2018 Reference: 2018-01-022051	21/11/2017 Reference: 2017-01-102625

(*)	Between the issue date of the debenture series and the date close to the approval of the Periodic Report, additional ratings have been set for the above series on the dates detailed in the table below (all the aforesaid interim ratings applied to all the debenture series that were in circulation on the rating date).
(**)	The information contained in the immediate reports detailed in this column is hereby presented by means of this reference.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

D.	Details concerning the credit rating history:

S & P Maalot		Midroog
Date	Rating	Date	Rating
29/04/03	A+	25/10/04	Aa3
21/01/04	AA-	06/02/05	Aa3
10/05/04	AA-	14/04/05	Aa3
14/12/04	AA-	19/05/05	Aa3
03/02/05	AA-	21/11/05	Aa2
15/05/05	AA	17/05/06	Aa2
31/05/06	AA	11/06/06	Aa2
10/09/06	AA	10/09/06	Aa2
29/10/06	AA	21/11/06	Aa2Developing
20/11/06	AA/Negative	13/12/06	Aa2Developing
07/12/06	AA/Negative	28/02/07	Aa2Stable
28/02/07	AA/Stable	10/07/07	Aa2Stable
18/06/07	AA/Stable	20/12/07	Aa2Stable
11/10/07	AA/Stable	7/01/08	Aa2Stable
23/03/08	AA/Stable	23/03/08	Aa2Stable
3/08/08	AA-/Stable	9/09/08	Aa3Stable
12/02/09	AA-/Negative	15/02/09	Aa3Stable
03/05/09	A+/Negative	09/07/09	A1 Negative
26/11/09	A+/Negative	29/11/09	A1 Negative
01/07/10	A+/Stable	12/04/10	A1 Stable
02/08/11	A+/Positive	19/05/11	Aa3 Stable
25/08/11	A+/Positive	25/08/11	Aa3 Stable
23/01/12	A+/Positive	23/01/12	Aa3 Stable
15/05/12	A+/Stable	06/05/12	Aa3 Stable
12/12/12	A+/Stable	13/12/12	Aa3 Stable
13/05/13	AA-/Stable	03/06/13	Aa3 Stable
03/06/13	AA-/Stable	24/10/13	Aa3 Stable
24/10/13	AA-/Stable	24/12/13	Aa3 Stable
24/12/13	AA-/Stable	24/04/14	Aa3 Stable
23/04/14	AA-/Stable	19/10/14	Aa3 Stable
14/08/14	AA-/Stable	26/01/15	Aa3 Stable
26/01/15	AA-/Stable	25/08/15	Aa3 Stable
20/08/15	AA-/Stable	22/11/16	Aa3 Stable
04/08/16	AA-/Stable	21/11/17	Aa3 Stable
02/08/17	AA-/Stable
14/02/18	AA-/Stable
07/03/18	AA-/Stable

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

E.	As of December 31, 2017, and during 2017, the Company was in compliance with all the conditions and commitments of the trust deeds with respect to each and every one of the aforementioned debenture series of the Company. No conditions existed that required the Company to immediately redeem the above debentures pursuant to the aforesaid trust deeds, and no notices were received from any of the trustees contradicting the aforesaid.

F.	Collateral for debentures (Series J)

The Company’s commitments pursuant to the debentures (Series J) are secured by a fixed, first-ranking charge on the rights relating to properties, as detailed in section 1.5.2 of the Company’s shelf prospectus published on July 29, 2015 (reference no. 2015-01-085353), with the information contained therein being hereby presented by means of this reference. The value of the aforementioned pledged property as of December 31, 2017 is NIS 1,176 million. The aforementioned pledge is valid in accordance with the law and in accordance with the deeds of incorporation of the Company. The valuation of the pledged property as of December 31, 2017 is attached to the Periodic Report.

For further details regarding the aforementioned pledged property, as required pursuant to the regulations of the Israel Securities Authority regarding investment property activity, refer to Appendix B of this report.

G.	The trust deeds, by virtue of which the debentures in circulation were issued, do not impose any restrictions on the Company regarding the creation of further pledges on the Company’s assets or regarding the Company’s powers to issue additional commitment certificates.

H.	The total of the Company’s commitments, as of December 31, 2017, pursuant to each one of the series: debentures (Series D), debentures (Series J), debentures (Series K) and debentures (Series L), separately (as presented in the separate financial statements of the Company), accounts for more than 5% of the Company’s total liabilities, and as such could be considered to be material.

I.	On June 30, 2017, the Company repaid the debentures (Series A) in full, in accordance with the repayment dates of the aforementioned debentures. On December 31, 2017, the Company repaid the debentures (Series E) in full, in accordance with the repayment dates of the aforementioned debentures.

J.	On March 7, 2018, the S&P Maalot rating agency reaffirmed the credit rating of all of the outstanding series of debentures of the Company at a rating level of ‘ilAA-’, with a stable outlook and updated the credit rating of the Company’s debentures (Series J) to a rating of ‘ilAA’, with a stable outlook.

On November 21, 2017, the Midroog rating agency reaffirmed the credit rating of all of the outstanding series of debentures of the Company at a rating level of ‘Aa3.il’, with a stable outlook

K.	For details regarding the issuance, after the reporting date, of a new series of debentures (Series M), unsecured by pledge, in the amount of NIS 851 million, refer to Note 38c to the financial statements.

March 27, 2018
Date of Approval	Chaim Katzman	Yair Orgler
of Directors’ Report	Vice Chairman of the Board of Directors and CEO	Director, Approved by the Board of Directors from March 27, 2018 (as a substitute signatory to the Chairman of the Board, as there is no Chairman of the Board)

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Appendix A of the Directors’ Report

Additional Information regarding Currency Exposure

as of December 31, 2017

Presented below are details regarding the scope of the Company’s exposure to each currency to which it is exposed (the Euro, the U.S. Dollar, the Canadian Dollar, New Israeli Shekel and Brazilian Real) with respect to which cross-currency swaps have been transacted, and regarding the scope of the remaining exposure after transacting the cross-currency swaps, as of December 31, 2017. The following table presents the assets and the liabilities presented in the Company’s statement of financial position (in the original currency and in NIS(1)) and the percentages that they represent of the total assets and liabilities, respectively, on a proportionate consolidation basis(2) , and the total financial adjustments made by the Company by means of cross-currency swap transactions, in order to correlate, to the extent possible, the Company’s equity to the Company’s assets (from a currency perspective). As illustrated by the table, the assets and liabilities for each particular currency do not fully correlate, and the exposure to each such currency is reflected in the differences, as presented in the table.

Data presented in millions	NIS	U.S.$	EUR	C$	BRL	Total in NIS
Assets in original currency	3,017	1,787	3,831	2,996	2,235	-
Assets in NIS	3,017	6,196	15,908	8,244	2,348	35,713
% of total assets	8	17	45	23	7	100
Liabilities in original currency	10,505	1,026	1,533	1,386	-	-
Cross-currency swap transactions in original currency	(8,461)	187	1,043	707	750	-
Liabilities in original currency	2,044	1,213	2,576	2,093	750	-
Liabilities in NIS adjusted for swaps	2,044	4,205	10,697	5,787	788	23,521
% of total liabilities	9	18	45	25	3	100
Total equity in original currency	973	574	1,255	903	1,485	-
Total economic equity(3) in NIS	973	1,991	5,211	2,457	1,560	12,192
% of total equity	8	16	43	20	13	100

(1)	According to currency exchange rates as of December 31, 2017.
(2)	The Company’s statement of financial position presented on a proportionately consolidated basis has not been prepared in conformance with generally accepted accounting principles, but according to the Company’s interest in each of the subsidiaries at the stated date.
(3)	Represents the equity attributable to the equity holders of the Company after excluding the provision for deferred taxes.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Appendix B of the Directors’ Report - Details Regarding Pledged Properties

1.	G City

A.	Presentation of the property

Details as of 31.12.2017
Name of property	G City
Location of property	Rishon Lezion
Area of property (sq. meters)	67,525
Property’s holding structure	The Company owns 100% of Gazit Development, which owns 100% of the property through wholly-owned subsidiaries
Corporation’s effective share in property	100%
Date of acquiring the property	02/08/2006 and 12/12/2007
Details of legal title to the property	Ownership
Legal title registration situation

Ownership – Registered in the name of G West Ltd. Mortgage – Registered in favor of Strauss Lazar Trust Company to secure the Company’s commitments with respect to debentures (Series J). Caveats – None

In addition, caveats are recorded with respect to plot 138

–     In favor of Rishon Lezion Municipality with respect to expropriation of strip for road widening

–      In favor of Rishon Lezion Municipality with respect to an undertaking to pay betterment levy, should the rights to which the levy relates be exercised

–      In favor of Rishon Lezion Municipality on strip of land of 260 sq. meters (expropriation area)

Financial statements presentation method	Consolidation
Special matters (exceptions, material construction, soil contamination etc.)	On April 23, 2017, a permanent building permit was issued for commerce on the ground floor. On June 27, 2017, an urban construction plan was approved for commercial use of the first floor. The Company expects to receive a permanent commerce building permit for this floor, too, in the near future.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

B.	Principal data

	2017	2016	2015		At property acquisition date
Fair value at end of period (NIS in thousands):
income-producing portion	1,146,600	1,094,000	1,068,550	Acquisition and construction cost (NIS in thousands)	658,000
Building rights*	29,300	15,600	15,600
Average occupancy rate (%)*	96.1%	98.0%	99.1%
Actual areas leased (sq. meters)	67,525	66,496	66,358
Total revenues (NIS in thousands)	83,840	87,231	86,350
Average annual rental per sq. meter (NIS)	1,000	1,008	1,020
Average annual rental per sq. meter in leases signed in the period (NIS)	1,417	-	-
Actual NOI (NIS in thousands)	68,402	73,016	72,943
Adjusted NOI (NIS in thousands)	72,010	73,973	74,216
Actual rate of return	6.0%	6.7%	6.8%
Adjusted rate of return	6.3%	6.8%	6.9%
No. of tenants at end of reporting year	125	123	125
Average annual proceeds per sq. meter(**) (NIS)	19,789	20,098	21,019

(*)	A store that is handed over to a tenant is considered to be occupied.

(**)	It should be noted that this item of data is according to the best of the Company’s knowledge and is based on the information received from the tenants and it is not within our power to ascertain whether this information is correct. This item of data includes only the tenants that have submitted a proceeds report at least once during the reporting year. The report for the opening month for each of the stores is excluded from the average as the stores opened at different stages during the month.information received from the tenants and it is not within our power to ascertain whether this information is correct. This item of data includes only the tenants that have submitted a proceeds report at least once during the reporting year. The report for the opening month for each of the stores is excluded from the average as the stores opened at different stages during the month.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

C.	Analysis of revenues and costs structure

	2017	2016	2015
	(NIS in thousands)
Revenues:
From rentals – Fixed	64,932	67,033	67,658
From rentals – Variable	3,052	3,505	3,363
From management fees	14,716	15,626	14,544
From parking lot operation	-	-	-
Other	1,140	1,067	785
Total revenues	83,840	87,231	86,350
Costs:
Management, maintenance and operation	14,668	13,800	13,246
Depreciation	-	-	-
Other expenses	770	415	161
Total costs:	15,438	14,215	13,147
Profit:	68,402	73,016	72,943
NOI:	68,402	73,016	72,943

D.	Principal tenants of the property

					Description of lease agreement
	% of property area leased to tenant in 2017	Does tenant constitute an anchor tenant?	Does tenant account for 20% or more of property’s revenues?	Sector to which tenant belongs	Original lease period and period left	Extension option (years)	Linkage of rentals	Details of guarantees	Special dependency
Tenant A	14%	Yes	No	Leisure	17 years (9 years left)	12	CPI	Bank guarantee of NIS 570 thousand	None
Tenant B	9%	Yes	No	Supermarket	8 years (7 years left)	8	CPI	None	None
Tenant C	7%	Yes	No	DIY	5 years (2 years left)	-	CPI	Promissory note of NIS 1.1 million	None

E.	Anticipated revenues with respect to signed leases

	2018	2019	2020	2021	2022 and thereafter
	NIS in thousands
Fixed components	63,442	55,216	37,719	29,480	79,294
Variable components (estimate)	3,957	3,295	2,595	2,303	9,656
Total	67,399	58,511	40,314	31,783	88,950

F.	Property’s Improvements and planned alterations

Nature of improvement	Redevelopment and expansion of the western building
Added areas (square meters)	2,100
Statutory status	A change plan was submitted to the committee and approved under certain conditions. The company is in process of fulfilling those conditions.
Development budget (NIS in thousands), inclusive	40,000
Development budget (NIS in thousands), balance planned but not yet investment	16,182
Areas for which lease agreements have been signed, out of total added areas	99.6%
Anticipated addition to NOI (NIS thousands) Only required for betterments that involve a material addition of areas and after the signing of leases for at least 50% of the added areas	N/R
Performance status	Approaching completion
Anticipated completion date	Q2.2018
Nature of betterment	Redevelopment and expansion of the western building

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

G.	Pledges and material legal restrictions on property

For details regarding debentures (Series J), for which the property serves as collateral for their security, refer to section 7.F above.

H.	Details regarding the valuation

	31/12/2017	31/12/2016	31/12/2015
The determined value (NIS in thousands)	1,175,900	1,109,600	1,084,150
Identity of appraiser	Conforti Raviv Zisser	Conforti Raviv Zisser	Conforti Raviv Zisser
Is the appraiser independent	Yes	Yes	Yes
Is there an indemnification agreement	Yes	Yes	Yes
Effective date of valuation	31/12/2017	31/12/2016	31/12/2015
Valuation model (comparison/income/cost/other)	Income (DCF)	Income (DCF)	Income (DCF)

Main parameters taken into consideration for the purpose of the valuation:

Valuation according to the DCF (income) approach	GLA (Sq. meters)	67,525	66,496	66,358
	Occupancy rate in year +1 (%)	95%	95%	95%
	Occupancy rate in year +2 (%)	100%	94%	100%
	Occupancy rate in year +3 (%)	100%	100%	100%
	Representative occupancy rate of GLA(*)	N/R	N/R	N/R
	Average annual rentals per Sq. meter leased (NIS) in year +1 for the purpose of the valuation(*)	1,115	1,109	1,124
	Average annual rentals per Sq. meter leased (NIS) in year +2 for the purpose of the valuation(*)	1,111	1,132	1,060
	Average annual rentals per Sq. meter leased (NIS) in year +3 for the purpose of the valuation(*)	1,114	1,128	1,119
	Representative average annual rentals per Sq. meter leased (NIS)	N/R	N/R	N/R
	Representative cash flows/NOI (NIS in thousands)	79,531	7,174	76,079
	Weighted cap rate for the purpose of the valuation (%)	6.94%	7.05%	7.12%
	Time until notional realization	3	3	3
	Factor/rate of return at time of notional realization (reversionary rate)	6.90%	7.00%	7.00%
	Other main parameters	-	-	-

Sensitivity analyses on the value		Change in value (NIS in thousands)
Occupancy rates(*)	Rise of 5%	Property 100% occupied	Property 100% occupied	Property 100% occupied
	Fall of 5% (*)	(4,000)	(3,900)	(3,800)
Cap rates	Rise of 0.25%	(39,889)	(37,444)	(36,247)
	Fall of 0.25%	42,872	40,195	38,885
Average rental per Sq. meter	Rise of 5%	54,230	53,172	52,123
	Fall of 5%	(54,230)	(53,172)	(52,123)

(*)	Assumes that occupancy will fall for one year, from the representative year.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Appendix C of the Directors’ Report

Sensitivity Analysis Tables

Presented below is a report on the currency, interest and derivative exposures in accordance with the Securities Regulations.

The Group has an economic and accounting exposures due to its operations in various overseas markets. The Group operates in accordance with a broad spectrum of considerations and circumstances to bridge the gaps on from its linkage bases reports in foreign currency, by the use of derivative financial instruments (interest and currency swaps and options).

Sensitivity and fair value calculations for the transactions have been made with the assistance of a professional, outside body.

Sensitivity calculations have been performed on the following items:

Firm commitments – The Group has income-producing properties, the income from which is in foreign currency. The long-term leases fall within the definition of firm commitments in foreign currency and are thus sensitive to changes in exchange rates and discount rates.

Securities – The Group holds securities in various currencies. The value of these holdings of securities is sensitive to changes in exchange rates and price changes. The fair value of securities is presented on the basis of market prices at the end of the relevant period.

Mortgages – The Group has mortgages in various currencies, whose fair value is sensitive to changes in exchange rates and market interest rates. The fair value is calculated by means of discounting the anticipated payments stream using the appropriate interest rates at the end of the mortgage period in the relevant markets. In light of the fact that the Company’s foreign currency-denominated assets exceed its foreign currency-denominated liabilities, the exposure to a change in the fair value of mortgages is counteracted by the change in the fair value of the assets.

Debentures – The Group has debentures in various currencies, whose fair value is sensitive to changes in exchange rates and market interest rates. In light of the fact that the Company’s foreign currency-denominated assets exceed its foreign currency-denominated liabilities, the exposure to a change in the fair value of debentures is counteracted by the change in the fair value of the assets.

Swap transactions – The Group conducts two main types of swap transactions:

1.	Interest basis swap transactions (replacing variable interest with fixed interest or vice versa). The Group acts to reduce its exposure to the interest base by taking fixed interest bearing debt, with this being based on the expectation of the anticipated cash flows from long-term leases.

2.	Linkage basis (cross-currency) swap transactions (replacing the liability currency and the type of interest accordingly). This type of swap transaction is performed in order to hedge the linked basis balance sheet and maintain the currency correlation between assets and liabilities.

The calculation of the swap transactions’ fair value is made by discounting the cash flows (both the outflows and the inflows) at the relevant market interest rates at the end of the period.

For information regarding the portfolio of linkage basis (and cross-currency) swaps, interest swaps, forward contracts and foreign currency call options, refer to Note 35 to the financial statements.

Sensitivity analyses for the comparative data for 2016 have not been included as there is no material difference in the exposure characteristics between 2017 and 2016.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity Analysis – December 31, 2017

Sensitivity analysis for the variable parameters* in the linkage balance sheet - NIS in millions

	-10%	-5%	Fair Value	5%	10%
Assets
Cash and cash equivalents	861	907	954	1,001	1,047
Short-term deposits and loans	35	37	38	40	41
Trade receivables and other accounts receivable	360	375	391	407	422
Long-term investments and loans	526	549	572	595	618
Total monetary assets	1,782	1,868	1,955	2,042	2,128

Other financial assets (1)	5,395	5,395	5,395	5,395	5,395
Other assets (2)	37,801	39,707	41,613	43,519	45,425
Total assets	44,978	46,971	48,963	50,955	52,948
Liabilities
Short-term credit from banks and others credit granting institutions	533	559	585	611	637
Trade payables and other accounts payables	1,225	1,279	1,333	1,387	1,441
Liabilities attributable to assets held for sale	15	15	15	15	16
Debentures (3)	19,167	20,232	21,297	22,362	23,427
Interest-bearing liabilities to financial institutions and others	4,208	4,441	4,675	4,909	5,143
Convertible debentures
Other financial liabilities	234	246	259	272	284
Total monetary liabilities	25,381	26,773	28,164	29,555	30,947

Other liabilities (4)	2,682	2,682	2,682	2,682	2,682
Total liabilities	28,063	29,455	30,846	32,237	33,629
Assets net of liabilities	16,915	17,516	18,117	18,718	19,319

(*)	Items in foreign currency (or linked to foreign currency) and/or in NIS linked to the consumer price index.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in U.S.$/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	(25,777)	(12,888)	25,913	12,888	25,777
Swap transaction – fixed NIS receivable/ variable U.S.$ payable by 3/2021	(24,657)	(12,329)	14,626	12,329	24,657
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 6/2027	(21,448)	(10,724)	5,963	10,724	21,448
Revolving credit	(168,150)	(84,075)	(1,681,495)	84,075	168,150
Non-marketable debentures	(64,501)	(32,251)	(645,013)	32,251	64,501
Forward contracts	(73,932)	(36,966)	3,557	36,966	73,932
Foreign marketable securities	328,071	164,035	3,280,706	(164,035)	(328,071)
Firm commitment (rental income)	7,706	3,853	77,056	(3,853)	(7,706)
Total	(42,688)	(21,345)	1,081,313	21,345	42,688

Sensitivity to changes in EUR/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/variable EUR payable by 6/2018	(2,232)	(1,116)	14,408	1,116	2,232
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	(29,565)	(14,782)	82,659	14,782	29,565
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	(18,108)	(9,054)	31,373	9,054	18,108
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2019	(10,737)	(5,369)	18,026	5,369	10,737
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2024	(80,555)	(40,278)	130,907	40,278	80,555
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2027	(345,031)	(171,426)	131,296	170,739	341,479
Swap transaction – fixed NIS receivable/variable EUR payable by 3/2021	(46,668)	(23,334)	103,212	23,334	46,668
Cross-currency swap transactions	6,248	3,124	62,479	(3,124)	(6,248)
Interest swap transactions - variable for fixed	(54)	(27)	(540)	27	54
Marketable debentures at fixed interest	(369,988)	(184,994)	(3,699,879)	184,994	369,988
Revolving credit	(41,526)	(20,763)	(415,260)	20,763	41,526
Forward contracts	647	324	6,473	(324)	(647)
Other assets	(14,628)	(7,314)	(146,279)	7,314	14,628
Loans	(927,279)	(463,640)	(9,272,791)	463,640	927,279
Firm commitments (rental income)	354,832	177,416	3,548,315	(177,416)	(354,832)
Total	(1,524,644)	(761,233)	(9,405,601)	760,546	1,521,092

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in NOK (Norwegian Krone)/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Interest swap transactions – variable for fixed	66	33	656	(33)	(66)
Total	66	33	656	(33)	(66)

Sensitivity to changes in C$/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	(2,551)	(1,275)	13,968	1,275	2,551
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	(52,538)	(26,269)	136,471	26,269	52,538
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2027	(98,440)	(49,220)	108,142	49,220	98,440
Marketable securities- overseas	2,351	1,176	23,512	(1,176)	(2,351)
Revolving credit	(35,611)	(17,805)	(356,106)	17,805	35,611
Forward contracts	(65,639)	(32,820)	(2,673)	32,820	65,639
Total	(252,428)	(126,213)	(76,686)	126,213	252,428

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in BRL (Brazilian Real)/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Firm commitments (rental income)	40,101	20,051	401,012	(20,051)	(40,101)
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	0	0	21,182	0	0
Currency call options	974	487	9,743	(487)	(974)
Total	41,075	20,538	431,937	(20,538)	(41,075)

Sensitivity to changes in Israeli consumer price index (CPI) (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	3,947	1,974	13,968	(1,974)	(3,947)
Swap transaction – fixed NIS receivable/variable EUR payable by 6/2018	3,672	1,836	14,408	(1,836)	(3,672)
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	28,928	14,464	71,346	(14,464)	(28,928)
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	21,245	10,623	31,373	(10,623)	(21,245)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2019	12,540	6,270	18,026	(6,270)	(12,540)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2024	93,646	46,823	130,907	(46,823)	(93,646)
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	0	0	21,182	0	0
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	28,368	14,184	25,913	(14,184)	(28,368)
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	40,599	20,299	88,805	(20,299)	(40,599)
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2027	354,608	177,304	131,296	(178,038)	(358,680)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 6/2027	22,044	11,022	5,963	(11,022)	(22,044)
CPI-linked marketable debentures	(1,080,707)	(522,142)	(11,207,719)	314,668	545,076
Firm commitments (rental income)	46,804	23,402	468,038	(23,402)	(46,804)
Mortgages	(52,282)	(25,255)	(542,302)	18,236	36,472
Loans granted	7,939	3,969	79,385	(1,845)	(1,845)
Total	(468,649)	(215,227)	(10,649,411)	2,124	(80,770)

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in real NIS interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	(6)	(3)	13,968	3	7
Swap transaction – fixed NIS receivable/variable EUR payable by 6/2018	(5)	(3)	14,408	3	7
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	(177)	(93)	71,346	103	217
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	(31)	(16)	31,373	18	38
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2019	(65)	(34)	18,026	38	79
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2024	(481)	(250)	130,907	270	564
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	0	0	21,182	0	0
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	(158)	(83)	25,913	91	193
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	(226)	(118)	88,805	131	276
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2027	(5,573)	(2,833)	131,296	2,939	6,002
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 6/2027	(180)	(91)	5,963	93	189
Mortgages	1,798	900	(542,302)	(903)	(1,808)
Firm commitments (rental income)	(6,801)	(3,428)	468,038	3,484	7,024
CPI-linked marketable debentures	76,301	38,300	(11,207,719)	(38,601)	(77,506)
Total	64,396	32,248	(10,728,796)	(32,331)	(64,718)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	(385)	(194)	13,968	197	397
Swap transaction – fixed NIS receivable/variable EUR payable by 6/2018	(358)	(180)	14,408	183	369
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	(12,467)	(6,345)	71,346	6,579	13,403
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	(2,072)	(1,044)	31,373	1,060	2,136
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2019	(4,100)	(2,078)	18,026	2,135	4,331
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2024	(78,236)	(40,344)	130,907	42,991	88,840
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	0	0	21,182	0	0
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	(24,044)	(12,400)	25,913	13,217	27,318
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	(34,469)	(17,777)	88,805	18,949	39,164
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2027	(481,122)	(248,149)	131,296	269,107	563,732
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 6/2027	(29,705)	(15,510)	5,963	16,967	35,549
Mortgages	23,227	11,825	(542,302)	(12,268)	(25,000)
Firm commitments (rental income)	(19,026)	(9,731)	468,038	10,196	20,889
CPI-linked marketable debentures	838,138	433,312	(11,207,719)	(464,402)	(962,781)
Total	175,381	91,385	(10,728,796)	(95,089)	(191,653)

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in nominal NIS interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/variable U.S.$ payable by 3/2021	(191)	(96)	14,626	95	190
Swap transaction – fixed NIS receivable/variable EUR payable by 3/2021	(417)	(209)	103,212	207	415
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	(66)	(33)	11,313	33	66
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	(1,007)	(505)	47,665	504	1,012
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2027	(7,884)	(3,971)	108,142	3,917	7,893
Convertible debentures	(2,686)	(1,358)	76,950	1,390	2,811
Loans granted	(1,300)	(653)	79,385	659	1,324
Total	(13,551)	(6,825)	441,293	6,805	13,711

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Swap transaction – fixed NIS receivable/ variable U.S.$ payable by 3/2021	(11,415)	(5,809)	14,626	6,021	12,267
Swap transaction – fixed NIS receivable/variable EUR payable by 3/2021	(24,914)	(12,680)	103,212	13,142	26,774
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	(3,951)	(2,011)	11,313	2,085	4,247
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	(21,843)	(11,265)	47,665	12,002	24,805
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2027	(140,392)	(73,242)	108,142	79,858	167,157
Convertible debentures	(8,360)	(4,335)	76,950	4,674	9,718
Loans granted	(5,067)	(2,580)	79,385	2,676	5,453
Total	(215,942)	(111,922)	441,293	120,458	250,421

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in U.S.$ interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Non-marketable debentures	16,982	8,570	(645,013)	(8,730)	(17,625)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	2,586	1,239	25,913	(1,488)	(2,868)
Swap transaction – fixed NIS receivable/ variable U.S.$ payable by 3/2021	(125)	(58)	14,626	76	144
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 6/2027	3,446	1,637	5,963	(2,041)	(3,912)
Firm commitment (rental income)	(1,120)	(563)	77,056	571	1,150
Total	21,769	10,825	(521,455)	(11,612)	(23,111)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Non-marketable debentures	65,957	34,158	(645,013)	(36,718)	(76,212)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	20,406	10,456	25,913	(11,368)	(23,342)
Swap transaction – fixed NIS receivable/ variable U.S.$ payable by 3/2021	1,372	695	14,626	(688)	(1,395)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 6/2027	25,936	13,423	5,963	(15,021)	(31,194)
Firm commitment (rental income)	(4,572)	(2,349)	77,056	2,485	5,117
Total	109,099	56,383	(521,455)	(61,310)	(127,026)

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in EUR interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/variable EUR payable by 6/2018	(4)	(2)	14,408	2	4
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	(58)	(29)	82,659	29	58
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	(29)	(14)	31,373	16	31
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/9019	(52)	(26)	18,026	26	52
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/9024	1,204	601	130,907	(606)	(1,212)
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2027	11,932	5,960	131,296	(6,041)	(12,072)
Swap transaction – fixed NIS receivable/variable EUR payable by 3/2021	(246)	(119)	103,212	134	261
Cross-currency swap transactions	(142)	(71)	62,479	71	142
Interest swap transaction - variable for fixed	337	169	(540)	(170)	(340)
Debentures at fixed interest	2,235	1,118	(3,699,879)	(1,119)	(2,239)
Loans	37,760	18,922	(9,272,791)	(19,006)	(38,097)
Firm commitments (rental income)	(72,545)	(36,622)	3,548,315	37,340	75,418
Total	(19,608)	(10,113)	(8,850,535)	10,676	22,006

Sensitivity to changes in EUR interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Swap transaction – fixed NIS receivable/variable EUR payable by 6/2018	221	111	14,408	(113)	(228)
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	12,948	6,591	82,659	(6,835)	(13,928)
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	1,794	904	31,373	(916)	(1,848)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/9019	3,540	1,794	18,026	(1,844)	(3,740)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/9024	66,824	34,459	130,907	(36,725)	(75,893)
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2027	445,284	232,407	131,296	(256,419)	(544,271)
Swap transaction – fixed NIS receivable/variable EUR payable by 3/2021	2,647	1,337	103,212	(1,343)	(2,714)
Cross-currency swap transactions	(148,024)	(75,820)	62,479	79,659	163,397
Interest swap transaction - variable for fixed	7,491	3,947	(540)	(4,400)	(9,310)
Debentures at fixed interest	248,730	127,450	(3,699,879)	(134,015)	(275,022)
Loans	805,725	416,762	(9,272,791)	(447,029)	(927,050)
Firm commitments (rental income)	(214,277)	(110,227)	3,548,315	116,912	241,070
Total	1,232,903	639,715	(8,850,535)	(693,068)	(1,449,537)

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in SEK (Swedish Krona) interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Cross-currency swap transactions	636	319	36,862	(316)	(633)
Total	636	319	36,862	(316)	(633)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Cross-currency swap transactions	101,739	52,037	36,862	(54,502)	(111,617)
Total	101,739	52,037	36,862	(54,502)	(111,617)

Sensitivity to changes in NOK (Norwegian Krone) interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Interest swap transactions – variable for fixed	3,559	1,788	656	(1,767)	(3,552)
Cross-currency swap transactions	2,827	1,419	25,617	(1,413)	(2,837)
Total	6,386	3,207	26,273	(3,180)	(6,389)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Interest swap transactions – variable for fixed	54,819	28,015	656	(29,253)	(59,850)
Cross-currency swap transactions	38,542	19,797	25,617	(20,902)	(43,001)
Total	93,361	47,812	26,273	(50,155)	(102,851)

Sensitivity to changes in C$ interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	15	8	13,968	(8)	(15)
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	5,073	2,463	136,471	(2,815)	(5,484)
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2027	14,703	6,969	108,142	(8,742)	(16,722)
Total	19,791	9,440	258,581	(11,565)	(22,221)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	245	124	13,968	(125)	(253)
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	41,773	21,438	136,471	(23,139)	(47,586)
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2027	120,458	62,359	108,142	(69,684)	(144,744)
Total	162,476	83,921	258,581	(92,948)	(192,583)

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in BRL interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Firm commitments (rental income)	(7,919)	(4,003)	401,012	4,093	8,280
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	0	0	21,182	0	0
Total	(7,919)	(4,003)	422,194	4,093	8,280

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Firm commitments (rental income)	(19,423)	(9,980)	401,012	10,560	21,749
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	0	0	21,182	0	0
Total	(19,423)	(9,980)	422,194	10,560	21,749

Sensitivity to changes in prices of marketable securities (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Marketable securities – overseas	368,266	184,133	4,524,184	(184,133)	(368,266)
Marketable securities – Israel	4,504	2,251	44,511	(2,249)	(4,496)
Total	372,770	186,384	4,568,695	(186,382)	(372,762)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	40%	20%		-20%	-40%
Marketable securities – overseas	1,473,065	736,533	4,524,184	(736,533)	(1,473,065)
Marketable securities – Israel	18,052	9,014	44,511	(8,984)	(17,932)
Total	1,491,117	745,547	4,568,695	(745,517)	(1,490,997)

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Appendix D of the Directors’ Report

Summary of Valuation

The Company has allocated the purchase price of FCR to the identifiable assets and the identifiable liabilities of FCR (“PPA”) as part of the loss of control in the company, which was completed on March 22, 2017. For additional information on the acquisition, refer to Note 8e to the financial statements (the “Valuation”).

The Company has examined the requirement to attach the valuation, in accordance with Regulation 8B of the Securities Regulations (Periodic and immediate Reports), 1970 and pursuant to legal position 105-23 of the Israel Securities Authority (as updated in March 2014). Based on the examination, the valuation does not have an effect on the Company’s operating results in the reporting Period, but the valuation subject represents more than 5% (although less than 10%) of the Company’s total assets in the consolidated statement of financial position as of December 31, 2017. Accordingly, the Company is not required to attach the valuation. Presented below is the valuation summary:

1.	Identification of object of valuation	Allocation of the acquisition cost of FCR
2.	Valuation date/ effective date	March 22, 2017
3.	Carrying amount of the object of valuation in the accounts of the Company (acquisition cost)	Approximately C$ 1,582.4 million (approximately NIS 4,309.5 million)
4.	Value of object of valuation as determined in the valuation	The value of the acquisition consideration was estimated on the basis of the share price of FCR as of valuation date, multiplied by the number of shares held by the Company subsequent to the loss of control.
5.	Identity and characterization of appraiser – Deloitte Economic Consulting Services (1986) Ltd.

Deloitte Economic Consulting Services (1986) Ltd. (“Deloitte”), a member of the Deloitte global network, provides a broad range of consulting and management services to companies in various sectors. Deloitte possesses extensive experience in the performance of valuations, due diligences (economic and accounting), as well valuations of goodwill and intangible assets.

There is no dependence between the appraiser and the Company. The Company has provided a letter of indemnity to the appraiser, as customary.

6.	Valuation methodology implemented by the appraiser	International Financial Reporting Standard No. 3, “Business Combinations”, International Financial Reporting Standard No. 10, “Consolidated Financial Statements”, and International Accounting Standard No. 28, “Investments in Associates and Joint Ventures”.
7.	Valuation model implemented by the appraiser	● Equity component of convertible debentures – Discounted Cash Flow ● Fair value of financial instruments – estimated based on the information in the accounts of FCR as of March 31, 2017.
8.	Principal assumptions used in the valuation	● Discount rates of 2.23%-2.36% for the convertible debentures, in accordance with the average duration of each debenture, for the purpose of calculating the value of the debt without the conversion option and comparison against the market value of the debentures.

●   The fair value of financial assets and liabilities was estimated on the basis of the information regarding their fair value as per the financial statements of FCR as of March 31, 2017.

●    Deferred taxes were calculated at a tax rate of 26.6%.

CHAPTER C

GAZIT-GLOBE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS' REPORT

To The Shareholders of Gazit Globe LTD.

We have audited the accompanying consolidated statements of financial position of Gazit Globe, Ltd. (the "Company") and subsidiaries as of December 31, 2017 and 2016 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain subsidiary whose assets constitute approximately 26% and 15% of total consolidated assets as of December 31, 2017 and 2016, respectively, and whose revenues constitute approximately 37%, 23% and 16% of total consolidated revenues for the years ended December 31, 2017, 2016 and 2015, respectively. The financial statements of this subsidiary were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for this subsidiary is based on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditor's Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2017 and 2016 and the consolidated results of their operations, changes in equity and their cash flows for each of the three years in the period ended December 31, 7 in conformity with International Financial Reporting Standards ("IFRS") and with the provisions of the Israeli Securities Regulations (Annual Financial Statements), 2010.

We have also audited, in accordance with Auditing Standard 104 of the Institute of Certified Public Accountants in Israel, "Audit of Components of Internal Control over Financial Reporting", the Company and subsidiaries' components of internal control over financial reporting as of December 31, 2017, and our report dated March 27, 2018 expressed an unqualified opinion thereon.

Tel-Aviv, Israel March 27, 2018	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS' REPORT

To The Shareholders of Gazit-Globe LTD.

Regarding the Audit of Components of Internal Control over Financial Reporting

Pursuant to Section 9b(c) to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

We have audited the components of internal control over financial reporting of Gazit-Globe Ltd. and subsidiaries (collectively, "the Company") as of December 31, 2017. Control components were determined as explained in the following paragraph. The Company's board of directors and management are responsible for maintaining effective internal control over financial reporting, and for their assessment of the effectiveness of the components of internal control over financial reporting included in the accompanying periodic report for said date. Our responsibility is to express an opinion on the Company and subsidiaries' components of internal control over financial reporting based on our audit.

The components of internal control over financial reporting audited by us were determined in conformity with Auditing Standard 104 of the Institute of Certified Public Accountants in Israel, "Audit of Components of Internal Control over Financial Reporting" ("Auditing Standard 104"). These components consist of: (1) entity level controls, including financial reporting preparation and close process controls and information technology general controls ("ITGCs"); (2) controls over the Treasury process; (3) controls over the investment properties process (including rental income, property operating expenses and the appraisal of investment properties; (collectively, "the audited control components").

We conducted our audit in accordance with Auditing Standard 104. That Standard requires that we plan and perform the audit to identify the audited control components and obtain reasonable assurance about whether these control components have been effectively maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, identifying the audited control components, assessing the risk that a material weakness exists regarding the audited control components and testing and evaluating the design and operating effectiveness of the audited control components based on the assessed risk. Our audit of these control components also included performing such other procedures as we considered necessary in the circumstances. Our audit only addressed the audited control components, as opposed to internal control over all the material processes in connection with financial reporting and therefore, our opinion addresses solely the audited control components. Moreover, our audit did not address any reciprocal effects between the audited control components and unaudited ones and accordingly, our opinion does not take into account any such possible effects. We believe that our audit provides a reasonable basis for our opinion within the context described above.

Because of its inherent limitations, internal control over financial reporting as a whole, and specifically the components therein, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, based on our audit, the Company effectively maintained, in all material respects, the audited control components as of December 31, 2017.

We have also audited, in accordance with generally accepted auditing standards in Israel, the consolidated financial statements of the Company as of December 31, 2017, and 2016 and for each of the three years in the period ended December 31, 2017 and our report dated March 27, 2018 expressed an unqualified opinion thereon based on our audits and the reports of the other auditors.

Tel-Aviv, Israel March 27, 2018	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gazit Globe LTD.

We have audited the accompanying consolidated statements of financial position of Gazit Globe Ltd (the "Company") and its subsidiaries, as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations, changes in equity, and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the financial statements of a certain subsidiary whose assets constitute approximately 26% and 15% of total consolidated assets as of December 31, 2017 and 2016, respectively, and whose revenues constitute approximately 37%, 23% and 16% of total consolidated revenues for the years ended December 31, 2017, 2016 and 2015, respectively. The financial statements of this subsidiary were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for this subsidiary is based on the reports of the other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company‘s auditor since 1998.

Tel-Aviv, Israel March 27, 2018	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2017	2016
	Note	NIS in millions

ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	954	1,520
Short-term investments and loans	4a	38	96
Marketable securities	4b	729	212
Financial derivatives	35c	105	98
Trade receivables	5	118	163
Other accounts receivable	6	257	343
Income taxes receivable		16	26
		2,217	2,458
Assets classified as held for sale	7	435	21,132
		2,652	23,590
NON-CURRENT ASSETS
Equity-accounted investees	8	6,340	2,097
Other investments, loans and receivables	9	218	1,223
Available-for-sale financial assets	10	4,180	384
Financial derivatives	35c	381	516
Investment property	11	32,428	55,982
Investment property under development	12	1,902	2,113
Fixed assets, net	13	144	152
Intangible assets, net	14	698	815
Deferred taxes	24p	20	15
		46,311	63,297
		48,963	86,887

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2017	2016
	Note	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	15	585	775
Current maturities of non-current liabilities	16	1,315	3,043
Financial derivatives	35c	21	47
Trade payables	17	113	377
Other accounts payable	18	1,031	1,820
Income taxes payable		189	93
		3,254	6,155
Liabilities attributed to assets held for sale	7	15	7,024
		3,269	13,179
NON-CURRENT LIABILITIES
Debentures	19	20,032	27,319
Convertible debentures	20	-	296
Interest-bearing loans from banks and others	21	4,625	8,183
Financial derivatives	35c	22	50
Other liabilities	22	259	283
Deferred taxes	24p	2,639	3,809
		27,577	39,940
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	26
Share capital		246	249
Share premium		4,914	4,992
Retained earnings		5,919	5,699
Foreign currency translation reserve		(1,722)	(3,257)
Other reserves		581	496
Treasury shares		(2)	(21)
		9,936	8,158
Non-controlling interests	26f	8,181	25,610
Total equity		18,117	33,768
		48,963	86,887

March 27, 2018
Date of approval of the	Yair Orgler	Chaim Katzman	Adi Jemini
financial statements	Director At the authorization of the Board of Directors from March 27, 2017 (in lieu of the signature of the Chairman of the Board, as the Company's Board does not have a Chairman in office).	Vice Chairman of the Board and CEO	Executive Vice President and CFO

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF INCOME

		Year ended
		December 31,
		2017	(*2016	(*2015
	Note	NIS in millions
		(except for per share data)
Rental income	29	2,831	2,841	2,808
Property operating expenses	30	865	870	866
Net operating rental income		1,966	1,971	1,942
Fair value gain (loss) from investment property and investment property under development, net	11,12	(42)	245	(497)
General and administrative expenses	31	(386)	(436)	(450)
Other income	32a	168	26	27
Other expenses	32b	(166)	(223)	(755)
Company's share in earnings of equity-accounted investees, net	8b	434	106	126
Operating income		1,974	1,689	393
Finance expenses	33a	(1,085)	(1,127)	(1,079)
Finance income	33b	314	255	798
Income before taxes on income		1,203	817	112
Taxes on income (tax benefit)	24q	(327)	153	(253)

Net income from continuing operations		1,530	664	365
Net income (loss) from discontinued operations, net	8d,8e	(281)	2,516	1,941
Net income		1,249	3,180	2,306

Attributable to:
Equity holders of the Company		493	787	620
Non-controlling interests		756	2,393	1,686
		1,249	3,180	2,306
Net earnings per share attributable to equity holders of the Company (NIS):	34
Basic earnings (loss) from continuing operations		5.98	0.64	(0.14)
Basic net earnings (loss) from discontinued operations		(3.46)	3.39	3.61
Total basic net earnings		2.52	4.03	3.47
Diluted earnings (loss) from continuing operations		5.95	0.57	(0.16)
Diluted net earnings (loss) from discontinued operations		(3.46)	3.39	3.61
Total diluted net earnings		2.49	3.96	3.45

*)	Reclassified, refer to Note 2ff

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended
	December 31,
	2017	(*2016	(*2015
	NIS in millions

Net income	1,249	3,180	2,306
Other comprehensive income (loss) (net of tax effect **):

Items that are or will be reclassified to profit or loss:
Exchange differences on translation of foreign operations (1)	(58)	(536)	(2,906)
Net gains (losses) on cash flow hedges (1)	(2)	32	(1)
Net gains (losses) on available-for-sale financial assets	40	75	(66)
Realization of capital reserves of company previously accounted for using the equity method	-	-	452
Other comprehensive loss from the continuing operations	(20)	(429)	(2,521)
Other comprehensive income (loss) from discontinued operations, net	774	(18)	(952)
Total other comprehensive income (loss)	754	(447)	(3,473)
Comprehensive income (loss)	2,003	2,733	(1,167)
Attributable to:
Equity holders of the Company (2)	2,095	736	(901)
Non-controlling interests	(92)	1,997	(266)
	2,003	2,733	(1,167)
(1) Includes Company's share in other comprehensive income (loss) of investees according to the equity method	-	1	21
(2) Breakdown of total comprehensive income (loss) attributable to equity holders of the Company:
Net income	493	787	620
Exchange differences on translation of foreign operations	(490)	(197)	(1,900)
Net gains (losses) on cash flow hedges	(3)	20	(7)
Net gains (losses) on available-for-sale financial assets	41	83	(66)
Realization of capital reserves of company previously accounted for using the equity method	-	-	452
Realization of capital reserves on sale of previously consolidated subsidiary	2,054	43	-
	2,095	736	(901)

*)	Reclassified, refer to Note 2dd.
**)	For further details regarding other comprehensive income (loss) and related tax impact, see Note 26e.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Treasury shares	Total	Non-controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2017	249	4,992	5,699	(3,257)	496	(21)	8,158	25,610	33,768
Net income	-	-	493	-	-	-	493	756	1,249
Other comprehensive income (loss)	-	-	-	1,549	53	-	1,602	(848)	754
Total comprehensive income (loss)	-	-	493	1,549	53	-	2,095	(92)	2,003
Exercise and forfeiture of share options into company's shares	*)-	11	-	-	(11)	-	-	-	*)-
Purchase of treasury shares	-	-	-	-	-	(73)	(73)	-	(73)
Cancellation of treasury shares	(3)	(89)	-	-	-	92	-	-	-
Cost of share-based payment	-	-	-	-	11	-	11	4	15
Dividend paid (Note 26g)	-	-	(273)	-	-	-	***)(273)	-	(273)
Loss of control in previously consolidated subsidiaries (see Notes 8d and 8e)	-	-	-	-	-	-	-	(16,630)	(16,630)
Capital issuance to non-controlling interests	-	-	-	-	6	-	6	35	41
Acquisition of non-controlling interests	-	-	-	(14)	26	-	12	(75)	(63)
Dividend to non-controlling interests	-	-	-	-	-	-	-	(671)	(671)
Balance as of December 31, 2017	246	4,914	5,919	(1,722)	581	(2)	9,936	8,181	18,117

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 26d.
***)	In the year ended in December 31, 2017 the Company declared a dividend in the amount of NIS 1.40 per share (in a total amount of NIS 273 million). NIS 68.4 million (NIS 0.35 per share) was paid on April 24, 2017, NIS 68.4 million (NIS 0.35 per share) was paid on July 3, 2017, NIS 68.2 million (NIS 0.35 per share) was paid on October 3, 2017 and NIS 67.7 million (NIS 0.35 per share) was paid on January 2, 2018.

The accompanying notes are an integral part of these consolidated financial statements

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Treasury shares	Total	Non-controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2016	249	4,983	5,207	(3,103)	197	(21)	7,512	23,483	30,995
Net income	-	-	787	-	-	-	787	2,393	3,180
Other comprehensive income (loss)	-	-	-	(154)	103	-	(51)	(396)	(447)
Total comprehensive income (loss)	-	-	787	(154)	103	-	736	1,997	2,733
Exercise and forfeiture of Company's share options into Company's shares	*)-	9	-	-	(9)	-	*)-	-	*)-
Cost of share-based payment	-	-	-	-	8	-	8	43	51
Dividend paid	-	-	(295)	-	-	-	(295)	-	(295)
Non-controlling interest in Sold subsidiary	-	-	-	-	-	-	-	(18)	(18)
Charging the non-controlling interests share in equity deficit of subsidiary to equity holders of the Company	-	-	-	-	(2)	-	(2)	2	-
Capital issuance to non-controlling interests	-	-	-	-	61	-	61	1,553	1,614
Sale of shares to non-controlling interests	-	-	-	-	31	-	31	295	326
Acquisition of non-controlling interests	-	-	-	-	104	-	104	(453)	(349)
Re-purchase of convertible debentures in subsidiary	-	-	-	-	3	-	3	(7)	(4)
Dividend to non-controlling interests	-	-	-	-	-	-	-	(1,285)	(1,285)
Balance as of December 31, 2016	249	4,992	5,699	(3,257)	496	(21)	8,158	25,610	33,768

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 26d.

The accompanying notes are an integral part of these consolidated financial statements

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non-controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2015	232	4,411	4,915	(1,641)	127	*)-	(21)	8,023	17,847	25,870
Net income	-	-	620	-	-	-	-	620	1,686	2,306
Other comprehensive loss	-	-	-	(1,462)	(59)	-	-	(1,521)	(1,952)	(3,473)
Total comprehensive income (loss)	-	-	620	(1,462)	(59)	-	-	(901)	(266)	(1,167)
Issue of shares net of issuance expenses	17	569	-	-	-	-	-	586	-	586
Exercise and forfeiture of share options into Company's shares	*)-	3	-	-	(3)	-	-	*)-	-	*)-
Repayment of loans to purchase shares	-	-	-	-	-	*)-	-	*)-	-	*)-
Cost of share-based payment	-	-	-	-	3	-	-	3	46	49
Dividend paid	-	-	(328)	-	-	-	-	(328)	-	(328)
Non-controlling interests in initially consolidated subsidiaries	-	-	-	-	-	-	-	-	4,250	4,250
Charging the non-controlling interests share in equity deficit of subsidiary to equity holders of the Company	-	-	-	-	(76)	-	-	(76)	76	-
Capital issuance to non-controlling interests	-	-	-	-	85	-	-	85	2,366	2,451
Acquisition of non-controlling interests	-	-	-	-	12	-	-	12	(209)	(197)
Early redemption, conversion and re-purchase of convertible debentures in subsidiary	-	-	-	-	-	-	-	-	(2)	(2)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(1,078)	(1,078)
Balance as of December 31, 2015	249	4,983	5,207	(3,103)	197	*)-	(21)	7,512	23,483	30,995

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 26d.

The accompanying notes are an integral part of these consolidated financial statements

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended December 31,
	2017	2016	2015
	NIS in millions

Cash flows from operating activities:
Net income	1,249	3,180	2,306
Adjustments required to present net cash provided by operating activities:
Adjustments to the profit or loss items:
Finance expenses, net	900	1,520	991
Company’s share in earnings of equity-accounted investees, net	(443)	(151)	(242)
Fair value gain from investment property and investment property under development, net	(453)	(2,081)	(711)
Depreciation and amortization	28	53	89
Taxes on income (tax benefit)	(218)	629	183
Impairment loss of other assets	34	6	20
Capital (gain) loss, net	(112)	(6)	106
Loss from a decrease in the holding rate in investees	4	-	-
Change in employee benefit liability	-	-	1
Change in provision for legal claims, net	(71)	158	88
Loss from revaluation of investees, net	-	-	1,531
Loss from deconsolidation of previously subsidiaries, net (including exercise of capital reserves)	902	-	-
Net loss from sale of subsidiary	-	230	-
Gain from bargain purchase	-	-	(1,065)
Cost of share-based payments	15	47	45
	586	405	1,036
Changes in assets and liabilities items:
Decrease (Increase) in trade receivables and other accounts receivable	(19)	(38)	57
Decrease inventories of buildings and land less advances from customers and buyers of apartments, net	-	-	29
Increase (decrease) in trade and other accounts payable	74	17	(143)
Increase in tenants’ security deposits, net	1	-	1
	56	(21)	(56)
Net cash provided by operating activities before interest, dividend and taxes	1,891	3,564	3,286
Cash received and paid during the year for:
Interest paid	(1,316)	(1,668)	(1,830)
Interest received	47	62	43
Dividend received	302	36	70
Taxes paid	(145)	(90)	(55)
Tax refund received	6	5	-
	(1,106)	(1,655)	(1,772)
Net cash provided by operating activities	785	1,909	1,514

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended December 31,
	2017	2016	2015
	NIS in million

Cash flows from investing activities:
Initial consolidation of investment previously accounted for using equity method (a)	-	-	1,145
Acquisition of initially consolidated subsidiary (b)	-	-	(2,233)
Deconsolidation of previously consolidated subsidiary (c,d,e)	193	(105)	-
Investment return and proceeds from sale of investees	61	148	185
Investment in and loans to investees	(37)	(86)	(1,193)
Acquisition, construction and development of investment property	(2,665)	(4,594)	(3,338)
Investments in fixed assets	(39)	(26)	(15)
Proceeds from sale of investment property net of tax paid	2,028	1,465	1,164
Proceeds from sale of fixed assets	-	11	*)-
Grant of long-term loans	(5)	(119)	(61)
Collection of long-term loans	15	122	97
Short-term investments, net	90	(729)	(19)
Investment in financial assets	(77)	(130)	(529)
Proceeds from sale of financial assets and deposits withdrawal	1,192	737	360
Net cash provided by (used in) investing activities	756	(3,306)	(4,437)

Cash flows from financing activities:

Issue of shares net of issue expenses	-	-	586
Repayment of loans granted for purchase of Company’s shares	-	*)-	*)-
Exercise of share options into Company’s shares	*)-	*)-	*)-
Purchase of treasury shares	(73)	-	-
Capital issuance to non-controlling interests, net	9	1,348	2,284
Acquisition of non-controlling interests	(63)	(349)	(197)
Sale of shares to non-controlling interests net of tax paid	-	326	482
Dividend paid to equity holders of the Company	(204)	(295)	(328)
Dividend paid to non-controlling interests	(672)	(1,260)	(1,087)
Receipt of long-term loans	1,410	2,835	3,224
Repayment of long-term loans	(513)	(2,800)	(4,251)
Receipt (Repayment) of long-term credit facilities from banks, net	125	(77)	482
Receipt (Repayment) of short-term credit from banks and others, net	(213)	(80)	428
Repayment and early redemption of debentures and convertible debentures	(2,370)	(1,855)	(2,582)
Issue of debentures and convertible debentures	451	3,131	5,624
Unwinding of hedging transactions	-	3	-
Net cash provided by (used in) financing activities	(2,113)	927	4,665
Exchange differences on balances of cash and cash equivalents	(59)	(70)	(267)
Increase (decrease) in cash and cash equivalents	(631)	(540)	1,475
Cash and cash equivalents at the beginning of the year	1,585	2,125	650
Cash and cash equivalents attributed to discontinued operations	-	(65)	-
Cash and cash equivalents at the end of the year	954	1,520	2,125

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

		Year ended December 31,
		2017	2016	2015
		NIS in million
(a)	Initial consolidation of investment previously accounted for using the equity method
	Working capital (excluding cash and cash equivalents):
	Current assets	-	-	(245)
	Current liabilities	-	-	360
				115
	Non-current assets	-	-	(13,375)
	Non-current liabilities	-	-	6,345
	Non-controlling interests	-	-	4,111
	Realization of capital reserves	-	-	452
	Realization of investment accounted for using the equity method	-	-	3,963
	Loss on revaluation of previous investment	-	-	(1,531)
	Gain from bargain purchase	-	-	1,065
	Increase in cash and cash equivalents	-	-	1,145

(b)	Acquisition of initially consolidated subsidiaries
	Working capital (excluding cash and cash equivalents):
	Current assets, net	-	-	(34)
	Non-current assets	-	-	(6,294)
	Non-current liabilities	-	-	4,758
	Non-controlling interests in initially consolidated subsidiary	-	-	139
	Goodwill generated in the acquisition	-	-	(802)
	Increase in cash and cash equivalents	-	-	(2,233)

(c)	Deconsolidation of previously consolidated subsidiary- EQY (Note 8d)

	Assets and liabilities of consolidated subsidiary at date of deconsolidation:
	Working capital (excluding cash and cash equivalents)	(120)	-	-
	Non-current assets	19,005	-	-
	Deferred taxes	91	-	-
	Goodwill	28	-	-
	Non-current liabilities	(5,438)	-	-
	Non-controlling interests	(8,956)	-	-
	Gain from loss of control	114	-	-
	Capital reserves	562	-	-
	Investment in available- for- sale financial asset	(5,549)	-	-
	Decrease in cash and cash equivalents	(263)	-	-

GAZIT-GLOBE LTD.

 CONSOLIDATED STATEMENTS OF CASH FLOW

		Year ended
		December 31,
		2017	2016	2015
		NIS in million
(d)	Deconsolidation of previously consolidated subsidiary- FCR (Note 8e)

	Assets and liabilities of consolidated subsidiary at date of deconsolidation:
	Working capital (excluding cash and cash equivalents):	(1,184)	-	-
	Non-current assets	24,903	-	-
	Goodwill	32	-	-
	Non-current liabilities	(11,791)	-	-
	Non-controlling interests	(7,674)	-	-
	Loss from loss of control	(1,016)	-	-
	Capital reserves	1,495	-	-
	Investment in investment accounted for using the equity method	(4,309)	-	-
	Increase in cash and cash equivalents	456	-	-

(e)	Deconsolidation of previously consolidated subsidiary
	Assets and liabilities of consolidated subsidiaries at date of sale:
	Working capital (excluding cash and cash equivalents):	-	(79)	-
	Non-current assets	-	82	-
	Non-current liabilities	-	(305)	-
	Non-controlling interests	-	(18)	-
	Gain from sale of previously consolidated subsidiaries	-	164	-
	Capital reserves	-	51	-
	Decrease in cash and cash equivalents:	-	(105)	-

(f)	Significant non-cash transactions:
	Acquisition of investment property net of loans assigned, for consideration of shares of equity accounted investee	-	-	167
	Conversion, early redemption and interest payment of convertible debentures for subsidiary’s shares	-	202	175
	Acquisition of investment property against trade payables	-	334	-
	Sale of Investment property against providing a loan to the buyer	-	101	-
	Dividend payable to the Company's shareholders	68	-	-
	Dividend payable to non-controlling interests	-	101	76
(g)	Additional information:
	Tax paid included under investing and financing activities	157	38	142

(h)	For details regarding cash flows attributed to discontinued operations, refer to Notes 8d and 8e.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	The Company and its business activities

The Company, through its public and private investees (collectively: the “Group”), is an owner, developer, and operator of supermarket-anchored shopping centers and retail-based, mixed-use properties located in urban growth areas of major cities in North America, Brazil, Israel, Northern, Central and Eastern Europe. The Group also continues to pursue business opportunities in geographies in which it already operates as well as other regions.

For details regarding the merger agreement between Equity One Inc. and Regency Central Corporation entered into in November 2016 and completed in March 2017, for which Equity One Inc. is classified as a discontinued operation in the consolidated financial statements, see Notes 7 and 8d.

For details regarding the loss of control in First Capital Realty Inc. in the first quarter of 2017, as a result of which First Capital Realty Inc. is accounted for by the equity method, see Notes 2dd and 8e.

The Company's securities are listed for trading on the Tel-Aviv Stock Exchange (TASE), the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) all under the ticker "GZT".

b.	Definitions in these financial statements

The Company	-	Gazit-Globe Ltd.

The parent company	-	Norstar Holdings Inc. ("Norstar") through its wholly-owned subsidiary (collectively, "Norstar Group").

Subsidiaries	-	Companies that are controlled (including de facto control) by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.

Joint ventures	-	Companies owned by a number of entities that have a contractual arrangement for joint control, and whose accounts are accounted for using the equity method.

Joint operations	-	Companies owned by a number of entities that have a contractual arrangement for the rights to the assets and obligations for the liabilities relating to the arrangement and are presented in the Company's financial reports according its share in the arrangement's assets and liabilities, income and expenses.

Jointly controlled entities	-	Joint ventures and joint operation.

Associates	-	Companies over which the Company has significant influence (as defined in IAS 28) and that are not subsidiaries or joint ventures or joint operations in which the Company's account for the investment in the financial statements using the equity method.

Investees	-	Subsidiaries, jointly controlled entities and associates

The Group	-	The Company, its subsidiaries and jointly-controlled entities listed in the appendix to the financial statements

Interested parties and Controlling Shareholders	-	As defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: -	GENERAL (Cont.)

ATR	-	Atrium European Real Estate Limited, consolidated entity. (Note 8c)

CTY	-	Citycon Oyj, consolidated entity. (Note 8f)

EQY	-	Equity One Inc., previously consolidated entity. (Note 8d)

FCR	-	First Capital Reality Inc., associate. (Note 8e)
REG	-	Regency Centers Corporations, financial asset available for sale (Notes 8d and 10)

The reporting date	-	December 31, 2017.

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements

The consolidated financial statements of the Group have been prepared on a cost basis, except for investment property, investment property under development, and certain financial instruments including derivative instruments that are measured at fair value.

The Company presents profit or loss items using the "function of expense" method.

The basis of preparation of the financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Furthermore, the financial statements are prepared in accordance with provisions of the Israeli Securities Regulations (Annual Financial Statement), 2010.

Consistent accounting policy

The accounting policy in the financial statements is consistent in all periods presented, unless otherwise stated.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements

The preparation of the Group's consolidated financial statements requires management to exercise judgments and make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, in the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the assets or liabilities affected in future periods.

Judgments

In the process of applying the significant accounting policies, the Group has applied its judgment and has considered the following issues which have the most significant effect on the amounts recognized in the financial statements:

Topic	Main Considerations	Reference/Possible Effect
Existence of effective control

●    Materiality of percentage of voting rights relative to the holdings of the other holders of voting rights

●    Degree to which the other holdings are diversified

●    Voting patterns at prior meetings of shareholders

Consolidation of financial statements or application of the equity method and relevant measurement impact– refer to Note 2c and Note 8d, 8e and 8f
Classification of Leasing of investment property	Classification as a finance lease or as an operating lease in accordance with the transfer of risks and rewards criteria with respect to the leased property	Recording the investment as property and the income as rental income or recording it as a financial investment and interest income – refer to Note 2r
Acquisitions of subsidiaries that are not business combinations	Analysis of the transaction in light of the definition of a “business” in IFRS 3, in order to decide whether the transaction constitutes a business combination or asset acquisition	Recording the acquisition consideration as an investment in an asset, or recording an investment in net identifiable assets, including goodwill and deferred taxes – refer to Note 2m
Reliable measurement of the fair value of investment property under development

●    Location of the property under development in a developed and liquid market

●    Existence of a reliable estimate of the construction costs

●    Availability of relevant regulatory consent for the utilization of the land rights, and applicable zoning, city plan and building permits exist

●    The lease up of a major percentage of the leasable areas

Measurement of investment property under construction at cost or at fair value – refer to Note 12
Reporting income on a net basis or on a gross basis	Who primarily bears the risks and rewards arising from the transaction?	Reporting rental income on a gross or net basis – refer to Note 2x

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Key estimates and assumptions

The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates calculated by the Group that may cause a material adjustment to the carrying amounts of assets and liabilities in the next financial year are discussed below:

Topic	Estimates and Main Assumptions	Reference/Possible Effect
Valuation of investment property and investment property under development	The required yields on the Group’s properties, future rental rates, occupancy rates, lease renewal rates, the probability of leasing out vacant plots and the date thereof, property operating expenses, the financial strength of the tenants and required capital expenditure	Determination of the fair value of investment property vis-à-vis the fair value gains (losses) in the statement of income - refer to Note 11 and Note 12
Impairment of goodwill	The anticipated cash flows and the appropriate capitalization rate for measuring the recoverable amount with the addition of certain adjustments of group of cash-generation units to which the goodwill is allocated	Determination whether to record an impairment - refer to Note 2s and Note 14
Recording of deferred tax assets and provision for income taxes.	Expectation of current and future taxable income considering the timing, the amount of the expected taxable income and the tax planning strategy	Note 2u and Note 25p
Determination of fair value of nonmarketable financial derivatives (swap contract)	Discounting the future cash flows by interbank yield curve, with adjustments for the inter-currency liquidity spreads, inflation expectations and the credit risk of the parties	Revaluation of financial derivatives in profit or loss or in other comprehensive income – refer to Note 35b
Determination of the fair value of share-based compensation transactions	Use of a standard options pricing model based on the share price and the exercise price data and on assumptions regarding expected volatility, expected duration and expected dividend	Recording of salary expenses against capital reserve – refer to Note 2v and Note 27
Provision for legal claims

In estimating the likelihood of outcome of legal claims filed against the Company and its investees, the companies rely on the opinion of their legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

Recognition of provision for legal claims based on the estimation of chances to be accepted, refer to note 25d

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Consolidated financial statements

The consolidated financial statements include the financial statements of the Company as well as the entities that are controlled by the Company (subsidiaries). Control exists when the Company has power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the investor's returns. In assessing control, potential voting right are only considered if they are substantive. Financial statements are consolidated from the date control is obtained until the date that control ceases.

Consolidation due to effective control

The Group consolidates a subsidiary on the basis of effective control in accordance with IFRS 10.

Below is part of the aspects considered by the Group which, when evaluating the overall circumstances, may evidence the existence of effective control:

1.	Holding a significant voting interest (even if less than half of the voting rights).

2.	Wide diversity of public holdings of the remaining shares conferring voting rights and the absence of an entity other than the Group that holds a significant portion of the investee's shares.

3.	The Group has a significantly large percentage of the active voting power (quorum) at the general meetings of the shareholders and voting agreements with other shareholders that, in practice, facilitate the appointment of the majority of the members of the Board of Directors.

4.	The non-controlling interests have no participating rights or other preferential rights, excluding standard protective rights.

The Company carries out ongoing evaluation to the existence of effective control over the investee according to the three components of control as defined on section 7 to IFRS10.

Based on the above criteria and the following circumstances:

1.	The Group has consolidated in its financial statements due to effective control the accounts of CTY, inter alia, due to its holding of a significant voting interest of 44.6% in CTY at the reporting date, the wide diversity of the public holdings of the remaining shares, restriction on other shareholders to hold above 30% of CTY's shares without issuing tender offer, the Group has ownership of a majority of the voting power that participates in the general meetings, enabling inter alia its ability to appoint the majority of the directors and indirectly, the senior management of CTY. In addition the Group has a voting agreement with other shareholders refer to Note 25a2.

2.	Non-controlling interests represent the equity in subsidiaries that are not attributable, directly or indirectly, to the parent company. Profit or loss and each component of other comprehensive income are attributed to the Company and non-controlling interests.

In cases where the Company provides loans and/or guarantees for a subsidiary’s debts in excess of its percentage interest therein, the Company recognizes its equity in the comprehensive income/loss of the subsidiary in accordance with the percentage interest in the subsidiary. This notwithstanding, in the Statement of Changes in Equity, the Company makes a “reattribution” of the losses generated, so that the non-controlling interests are not presented at an amount that is less than the amount of financing to which they have committed.

When the Group acquires non-controlling interests the difference between the consideration and the carrying amount of the acquired interest is recorded as a reduction or increase in equity under transactions with non-controlling interests. Upon disposal of rights in a subsidiary that does not result in a loss of control, an increase or decrease in equity is recognized as the difference between the consideration received by the Group and the carrying amount of the non-controlling interests in the subsidiary adjusted for the disposal of goodwill in the subsidiary, if any, and amounts recognized in other comprehensive income, if any. Transaction costs in respect of transactions with non-controlling interests are also recorded in equity.

Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The financial statements of the Company and of the consolidated investees are prepared as of the same dates and periods. The accounting policies in the financial statements of those investees are applied consistently and uniformly with the policy applied in the financial statements of the Company.

If the Company loses control of a subsidiary, it shall:

-	Derecognize the assets (including any goodwill) and liabilities of the subsidiary.

-	Derecognize the carrying amount of any non-controlling interest.

-	Derecognize adjustment resulting from exchange differences on translation recognized in equity.

-	Recognize the fair value of the consideration received.

-	Recognize any investment retained in the former subsidiary at its fair value.

-	Recognize amounts previously recognized in other comprehensive income on relation to that subsidiary on the same basis as would be required if the Company had directly disposed of the related assets or liabilities.

-	Recognize any requesting difference (gain or loss) in profit or loss attributable to the Company.

d.	Functional and foreign currencies

1.	Functional and presentation currency

The presentation currency of the financial statements is the NIS.

The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is determined separately for each Group entity, including entities accounted for using the equity method, and is used to measure its financial position and operating results. The functional currency of the Company is the NIS.

When an Investee's functional currency differs from the functional currency of the Company, that Investee represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

a)	Assets and liabilities for each balance sheet item presented (including goodwill and purchase adjustments) are translated at the closing rate as of the reporting date.

b)	Income and expenses for each period presented in the income statement are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions.

c)	Share capital and capital reserves are translated at the exchange rate prevailing at the date of incurrence.

d)	Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions during the period are translated as described in b) and c) above.

e)	Exchange differences are recognized in other comprehensive income (loss).

Intra-group loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in that foreign operation and are accounted for as part of the investment and the exchange differences arising from these loans are recognized in other comprehensive income (loss).

Upon disposal of a foreign operation that leads to loss of control of a subsidiary, or in disposal of foreign operation accounted for equity method, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income, is transferred to the income statement. In addition, on partial disposal of a subsidiary that includes a foreign operation that does not leads to loss of control the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Transactions in foreign currency

Transactions denominated in foreign currency are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange differences, other than those capitalized to qualifying assets or recorded in other comprehensive income, are recognized in the income statement. Non-monetary assets and liabilities measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

3.	Index-linked monetary items

Monetary assets and liabilities linked to the changes in the Israeli Consumer Price Index ("Israeli CPI") are adjusted at the relevant index at each reporting date according to the terms of the agreement. Linkage differences arising from the adjustment, as above, other than those capitalized to qualifying assets, are recognized in profit or loss.

e.	The operating cycle

The Group's operating cycle is one year. Accordingly, the assets and liabilities directly attributable to these activities are classified in the statement of financial position as current assets and liabilities based on the operating cycle.

f.	Cash equivalents

Cash equivalents are highly liquid investments, including short-term bank deposits which are not restricted by liens, whose original term to maturity is up to three months from the investment date.

g.	Short-term deposits

Short-term bank deposits are deposits with maturities of more than three months from investment and do not meet the definition of cash equivalents. Deposits are presented in accordance with their terms of deposit.

h.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of Group Companies' managements, is doubtful. Furthermore, with respect to trade receivables for which no specific allowance was recognized, subject to materiality, an additional impairment is recognized estimated on a group base according to credit risks characteristics. Impaired trade receivables are derecognized when they are assessed as uncollectible.

i.	Financial instruments

All financial assets are recognized initially at fair value plus direct transaction costs, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

1.	Financial assets at fair value through profit or loss

Financial assets that are measured at fair value through profit or loss comprise of financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Financial assets held for trading include derivatives that are not designated as hedging instruments. These derivatives are measured at fair value with changes in fair value recognized in the income statement.

2.	Loans and receivables and investments held to maturity

The Group has loans and receivables that are financial assets (non-derivative) with fixed or determinable payments that are not quoted in an active market. Investments held to maturity are financial assets (non-derivative) with fixed or determinable payments in which the Group has the intention and ability to hold to maturity. After initial recognition, loans and receivables and investments held to maturity ("the investments") are measured based on their terms at amortized cost using the effective interest method taking into account directly attributable transaction costs. Short-term receivables recognized based on their terms, normally at face value. As for recognition of interest income, see x below.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the preceding categories. After initial recognition, available-for-sale financial assets are measured at fair value. Gains or losses from fair value adjustments, except for exchange differences and interest that relate to monetary debt instruments and dividend that relates to equity instrument that are carried to profit or loss, are recognized in other comprehensive income (loss). When the investment is disposed of or in case of impairment, the equity reserve in other comprehensive income (loss) is reclassified to profit or loss, presented under "Decrease in value of financial investments", or under "loss from sale of marketable securities", as applicable. As for recognition of interest income on debt instruments and dividends earned on equity instruments, see x below.

4.	Offsetting financial instruments

Financial assets and financial liabilities are offset, and the net amount is presented in the statement of financial position, provided there is a legally enforceable right to offset the recognized amounts, and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously. The right to offset needs to be legally enforceable not just during the normal course of business but also in the event of bankruptcy or insolvency of one the parties. In order for the right to offset to be currently available, it cannot be contingent on a future event, nor can there be periods during which it will not apply or events that will cause its expiration.

5.	Financial liabilities measured at amortized cost

Interest-bearing loans and borrowings are initially recognized at fair value less directly attributable transaction costs (such as loan raising costs). After initial recognition, loans, including debentures, are measured based on their terms at amortized cost using the effective interest method taking into account directly attributed transaction costs. Short-term credit is disclosed according to it terms, usually in its nominal value.

6.	Compound financial instruments

Convertible debentures that were issued in the issuing company's functional currency which are unlinked to certain index and not stated in foreign currency and which contain both an equity component in respect of conversion options and a liability component, are separated into an equity component (net of the tax effect) and a liability component. Each component is presented separately net of the respective transaction costs. This separation is calculated by determining the liability component first based on the fair value of an equivalent non-convertible liability. The value of the equity component is determined as the residual value. For convertible debentures that were issued by subsidiaries, the equity component is included within non-controlling interests.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The liability component is accounted for after initial recognition as described above in respect of financial liabilities measured at amortized cost and presented in the statement of financial position as a current or non-current liability based on the settlement date in cash.

7.	Embedded derivatives

The Group assesses whether embedded derivatives are required to be separated from host contracts when the Group first becomes party to the contract. Reassessment is only required if there is a change in the terms of the contract that significantly modifies the cash flows from the contract.

8.	Issue of a bundle of securities

The issue of a bundle of securities involves the allocation of the proceeds received (before issue expenses) to the components of the securities issued in the bundle based on the following hierarchy: fair value is initially determined for derivatives and the financial instruments measured at fair value at each reporting period, then the fair value is determined for financial liabilities that are measured at each reporting period at amortized cost, while the proceeds allocated in respect of equity instruments are determined as a residual value. Direct issue costs are allocated to each component pro rata to the amounts determined for each component. Allocation of proceeds between components in the same level of hierarchy is based on relative fair value of those components.

9.	Treasury shares

Company shares held by the Company are recognized at cost and deducted from equity. Any purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

10.	Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or the company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the cash flows in full without material delay to a third party and has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

11.	Derecognition of financial liabilities

A financial liability is derecognized when it is extinguished, meaning, when the obligation is discharged, cancelled or expires. A financial liability is extinguished when the debtor (the Group):

●	discharges the liability by paying in cash, other financial assets, goods or services; or

●	is legally released from the liability.

Where an existing financial liability is exchanged with another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is accounted for as an extinguishment of the original liability and the recognition of a new liability. The difference between the carrying amount of the above liabilities is recognized in the profit or loss. If the exchange or modification is immaterial, it is accounted for as a change in the terms of the original liability and no gain or loss is recognized from the exchange. When determining whether an exchange transaction of a debt instrument constitutes material change, the Group takes into consideration quantitative as well as qualitative criteria.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that the following financial asset or group of financial assets is impaired :

1.	Financial assets carried at amortized cost

There is objective evidence of impairment of debt instruments, loans and receivables measured at amortized cost as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has a negative impact on the estimated future cash flows. The amount of the loss carried to profit or loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the original effective interest rate. If the financial asset bears a variable interest rate, the discount rate is the current effective interest rate. In subsequent periods, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized.

The amount of the reversal, as abovementioned, is recognized as profit or loss up to the amount of any previous impairment.

2.	Available-for-sale financial assets

For equity instruments classified as available-for-sale financial assets, the objective evidence includes, inter alia, a significant or prolonged decline in the fair value of the asset below its cost. The examination of a significant or prolonged impairment depends on the circumstances at each balance sheet date. The examination considers historical volatility in fair value and the existence of a continuous decline in fair value. Where there is evidence of impairment, the cumulative loss is reclassified from other comprehensive income to profit or loss. In subsequent periods, reversal of impairment loss is recognized as other comprehensive income.

k.	Financial derivatives and hedge accounting

In line with its risk management policy, the Group occasionally enters into derivative contracts such as cross-currency swaps of principle and interest ("swap"), currency forward contracts and Interest Rate Swaps ("IRS") to hedge its risks associated with changes in interest rates and currency exchange fluctuations. Such financial derivatives are presented as current or non-current based on their maturity dates.

After initial recognition, derivatives are measured at fair value. Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are carried to profit or loss.

Subsequent to initial recognition, the financial derivatives are measured at fair value when losses or gains in respect of derivatives in respect of which the Company does not apply hedge accounting are charged as losses or gains in the statement of income.

Hedges qualify for hedge accounting, among others, when at inception of the hedging relationship there is a formal designation and documentation of the hedging relationship and of the Group's risk management objective and strategy for undertaking the hedge. Hedges are assessed on an ongoing basis to determine whether they are highly effective during the reporting period for which the hedge is designated. Hedges are accounted for as follows:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in profit or loss. Amounts recognized as other comprehensive income are reclassified to profit or loss when the hedged transaction affects profit or loss, or when a forecasted transaction or firm commitment is no longer expected to occur.

If the hedging instrument expires or is sold, terminated or exercised, or if its designation as a hedge is revoked, amounts previously recognized as other comprehensive income remain in other comprehensive income until the forecasted transaction or the firm commitment occurs.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On unwinding hedging transactions, whether or not they are designated as an accounting hedge, when the transaction includes a hedge of cash flows with respect to principal and interest, the cash flows received or paid are classified in the statement of cash flow under financing activity, in respect of the cash flows representing the hedge of the principal component, and under operating activity, in respect of the cash flows representing the hedge of the interest component. With regard to unwinding of interest rate swap (IRS) the cash flows received or paid are classified in the statement of cash flow under operating activity.

Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for similar to cash flow hedges. Upon disposal of foreign operation, the cumulative translation difference in comprehensive income is reclassified to profit or loss.

Fair value hedges

The fair value of a derivative (the hedged item) and the hedging item are recognized through profit or loss. When the derivative derogated the adjustment to fair value that has not yet amortized is recognized at that date to profit or loss.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair measurement is based on the assumption that the transaction takes place in the principal market of the asset or the liability, or, in the absence of a principal market, in the most advantageous market. The fair value of an asset or a liability is measured using the assumption that market participants will assume, at the time of pricing the asset or the liability that market participants act in their economic best interest.

The fair value of financial instruments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models. Further details are provided in Note 35b.

Fair value measurement of a non-financial asset takes into account the ability of a market participant to generate economic benefits through making the highest and best use of the asset or by selling it to another market participant who will make the highest and best use of it.

The Group uses valuation techniques appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities that are measured at fair value or whose fair value is disclosed are divided into categories within a fair value hierarchy, based on the lowest level input that is significant to the entire fair value measurement:

Level 1:	Prices quoted (un-adjusted) on active markets of similar assets and liabilities.
Level 2:	Data other than quoted prices included in level 1, which may be directly or indirectly observed.
Level 3:	Data not based on observable market information (valuation techniques not involving use of observable market data).

For additional information regarding the fair value of assets and liabilities measured at fair value or that their fair value is disclosed, refer to Note 35b and 35c.

m.	Business combinations and goodwill

Business combinations are accounted for by applying the acquisition method. Under this method, the assets and liabilities of the acquired business are identified at fair value on the acquisition date. The cost of the acquisition is the aggregate fair value of the assets acquired, liabilities assumed and equity rights issued by the acquirer on the date of acquisition. In respect of each business combinations, non-controlling interests are measured either at fair value on the acquisition date or at the relative share of the non-controlling interests in the acquiree's net identifiable assets. The direct acquisition costs are recognized immediately as an expense in profit or loss.

In a business combination achieved in stages, equity rights in the acquiree that had been previously held by the acquirer prior to obtaining control are measured at the acquisition date at fair value and are included in the acquisition consideration by recognizing the gain or loss resulting from the fair value measurement. In addition, amounts previously recorded in other comprehensive income are reclassified to profit and loss.

Goodwill is initially measured at cost which represents the excess acquisition consideration and non-controlling interests over the net identifiable assets acquired and liabilities assumed as measured on the acquisition date. If the excess is negative, the difference is recorded as a gain from bargain purchase in profit and loss upon acquisition.

Acquisitions of subsidiaries that are not business combinations

Upon the acquisition of operations that do not constitute a business, the acquisition consideration is only allocated between the acquired identifiable assets and liabilities based on their relative fair values on the acquisition date without attributing any amount to goodwill or to deferred taxes, whereby the non-controlling interests, if any, participate at their relative share of the fair value of the net identifiable assets on the acquisition date. Directly attributed costs are recognized as part of the acquisition cost.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Investments in associates and joint ventures

The investment in associates or joint ventures is accounted for using the equity method. Under the equity method, the investment in associates or joint ventures is accounted for in the financial statements at cost plus changes in the Group's share of net assets, including other comprehensive income (loss), of the associates or joint ventures. The equity method is applied until the loss of significant influence or joint control or classification of the investment as non-current asset held-for-sale.

The Group continues to apply the equity method in cases which the associate become a joint venture and vice versa.

The Company applies the provision of IFRS 5 with regards to the investment or part of the investment in associate or joint venture that is classified as held for sale. The remaining of the investment not classified as held for sale is still measured according to the equity method.

Goodwill relating to the acquisition of associates or joint ventures and to the increase in holding interest is initially measured as the difference between the acquisition cost and the Group's share in the net fair value of the associates or joint ventures' net identifiable assets. After initial recognition, goodwill is measured at cost less, if applicable, any accumulated impairment loss and is not systematically amortized. Goodwill is examined for impairment as part of the investment in the associate or joint ventures as a whole. In case the acquisition cost is lower than the net fair value of the associated net identified assets, the difference is recognized as a gain from bargain purchase in profit or loss.

Profits and losses resulting from transactions between the Group and associates or joint ventures are eliminated to the extent of the interest in the investees.

The financial statements of the Company and of the associates or joint ventures are prepared as of the same dates and periods. The accounting policy in the financial statements of the associates and joint ventures has been applied consistently and uniformly with the policy applied in the financial statements of the Group.

o.	Investment property

An investment property is property (land or a building or both) held by the owner or by the lessee under a finance lease to earn rentals or for capital appreciation or both rather than for use in the production or supply of goods or services, for administrative purposes or sale in the ordinary course of business.

Investment property is measured initially at cost, including costs directly attributable to the acquisition. After initial recognition, investment property is measured at fair value which reflects market conditions at the balance sheet date. Gains or losses arising from changes in fair value of investment property are recognized in profit or loss when they arise. Investment property is not systematically depreciated.

Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably measured. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, construction costs, borrowing costs used to finance construction, direct incremental planning and development costs and leasing costs.

In order to determine the fair value of investment property, the Group uses valuations performed mainly by accredited independent appraisers who hold a recognized and relevant professional qualification and by the Group's managements that have extensive professional knowledge and deeply familiar with the type of assets and markets in which the Group operates. For further details refer to Notes 11 and 12.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Investment properties are derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period of the disposal.

p.	Fixed assets

Items of fixed assets are measured at cost with the addition of direct acquisition costs, less accumulated depreciation and accumulated impairment losses, if any, and excluding day-to-day servicing expenses.

Depreciation is calculated for every significant item separately on a straight-line basis over the useful life of the assets at annual rates as follows:

	%

Buildings	2
Motor vehicles	15
Equipment	2.5-5	(mainly 5%)
Computers, software, office furniture, office, equipment and other	6-33

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Group and intended to be exercised) and the expected useful life of the improvement.

The useful life and the residual value of an asset are reviewed at least once at each year-end and the changes, if any, are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

q.	Intangible assets

Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Intangible assets, that according to management's assessment, have a finite useful life are amortized over their useful life using the straight-line method (refer to Note 14) and reviewed for impairment whenever there is an indication that the intangible assets may be impaired. The useful life and residual value are reviewed at least once a year.

r.	Leases

The tests for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the principles set out in IAS 17.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Operating leases - the Group as lessee

Lease agreements are classified as an operating lease if they do not transfer substantially all the risks and rewards incidental to ownership of the leased asset. Lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Finance leases - the Group as lessee

Finance leases transfer to the Group substantially all the risks and benefits incidental to ownership of the leased asset. At the commencement of the lease term, the leased assets are measured at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. The liability for lease payments is presented at its present value and the lease payments are apportioned between finance charges and a reduction of the lease liability using the effective interest method. The leased asset is amortized over the shorter of its useful life or the lease period.

Operating leases - the Group as lessor

Lease agreements where the Group does not transfer substantially all the risks and rewards incidental to ownership of the leased asset are classified as operating leases. Initial direct costs incurred in respect of the lease agreement are added to the carrying amount of the leased asset and recognized as an expense in parallel with the lease income (regarding investment property - as part of the fair value adjustments).

Finance leases - the Group as lessor

A lease is classified as a finance lease where all the risks and rewards incident to ownership of the asset are transferred to the lessee. The leased asset is derecognized and replaced with a financial asset, "Receivables with respect to finance lease", at an amount equal to the present value of the lease payments. Subsequent to the initial recognition, lease payments are allocated between finance income and settlement of the receivables with respect to the lease.

s.	Impairment of non-financial assets

The Company examines the need to recognize an impairment of non-financial assets whenever events or changes in circumstances indicate that their carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the carrying amounts is reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. In measuring value in use, the estimated net operating future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. Impairment loss is recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (less depreciation) had no impairment loss been recognized for the asset in prior periods and its recoverable amount. A reversal of an impairment loss of an asset measured at cost is recognized as income in profit or loss.

The following criteria are applied in assessing impairment for the following specific assets:

1.	Goodwill in respect of subsidiaries

For the purpose of impairment testing, goodwill acquired in a business combination is allocated, at acquisition date, to each of the cash generating units that are expected to benefit from the synergies of the combination.

The Group reviews goodwill for impairment once a year on December 31, or more frequently, if events or changes in circumstances indicate that impairment has occurred.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Impairment test for goodwill is carried out by determining the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill belongs. In certain circumstances for impairment test of goodwill, the recoverable amount is adjusted for the difference between the carrying amount of recognized deferred tax liability and its fair value. If the recoverable amount of the cash-generating unit (or group of cash generating units), to which goodwill has been allocated, is lower than its carrying amount, an impairment loss is recognized and attributed first to reduce the carrying amount of goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods. For additional information, refer to Note 14.

2.	Investments in associates and joint ventures

After application of the equity method of accounting, the Group examines whether it is necessary to recognize any additional impairment loss with respect to investments in the associates or joint ventures. The recoverable amount is the higher of fair value and value in use which is determined based on the estimated net cash flows to be generated by the associate or joint venture. Impairment loss, as above, is not attributed specifically to goodwill. Therefore, it may be reversed in full in subsequent periods, up to the recognized impairment loss, if the recoverable amount of the investment increases.

t.	Non-current assets classified as held for sale

A non-current asset or a group of assets (disposal group) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Group must be committed to sell, there is a plan to locate a buyer and it is highly probable that a sale will be completed within one year from the date of classification. The depreciation of the assets ceases upon initial classification date, and they are presented separately in the statement of financial position as current assets, and measured at the lower of their carrying amount and fair value less costs to sell.

Investment property measured at fair value and classified as held for sale, as above, continues to be measured at fair value and presented separately in the statement of financial position as assets classified as held for sale.

When the parent company decides to realize part of its holdings in a subsidiary so that after the disposal the company is left with non-controlling interest, assets and liabilities attributed to the subsidiary are classified as held for sale by applying the provisions of IFRS 5, including classification as for discontinued operations.

A discontinued operation is an activity disposed or classified as held for sale as mentioned above, and it represents a business sector or geographical location of operations which is considered separate and major.

u.	Taxes on income

The tax results in respect of current or deferred taxes are recognized as profit or loss except to the extent that the tax arises from items which are recognized in other comprehensive income or directly in equity.

1.	Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Deferred taxes

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized, or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that the related tax benefit will be utilized. Deductible carry forward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable. Any resulting reduction or reversal is recognized in profit or loss.

Deferred taxes in respect of investment property held for the recovery of substantially all of the economic benefits that are embedded therein by way of sale rather than use, are measured according to the anticipated settlement of the base asset, on the basis of sale rather than use.

In situations where the Group holds single asset entities and where the manner in which the Group expects to realize the investment is by selling the shares of the single asset entity rather than by disposing of the asset itself, the Group recognizes deferred taxes both in relation to the temporary inside differences arising from the gap between the tax basis of the asset and its book value and, if relevant, also in relation to the outside temporary differences arising from the gap between the tax basis of the shares of the single asset entity and the share of the Group that holds the net assets of the single asset entity in the consolidated financial statements.

Taxes that would apply in the event of the sale of investments in subsidiaries have not been taken into account in recognizing deferred taxes, as long as the realization of the investments is not expected in the foreseeable future. Also, deferred taxes with respect to distribution of earnings by investee companies as dividend are not been taken into account in recognizing deferred taxes, since dividend distribution does not involve additional tax liability and, since it is the Group's policy not to initiate dividend distributions that trigger additional tax liability.

Deferred taxes are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

v.	Share-based payment transactions

The Group's employees and officers are entitled to remuneration in the form of share-based payment transactions as consideration for equity instruments ("equity-settled transactions") and certain employees and officers are entitled to cash-settled benefits based on the increase in the Group companies’ share price ("cash-settled transactions").

Equity-settled transactions

The cost of equity-settled transactions with employees and officers is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using a standard pricing model.

The cost of equity-settled transactions (refer to Note 27) is recognized in profit or loss, together with a corresponding increase in equity, during the period in which the service conditions are satisfied (the "vesting period"), ending on the date on which the relevant employees become fully entitled to the award. In cases where the vesting period was not completed, due to reasons other than market conditions, the cumulative expense recognized is recorded as income.

In cases where the Company performs modification of equity instruments granted ("modification"), which increases the aggregate fair value of the granted compensation or benefits the grantee, an additional expense in recognized incremental to the original expense, according to the fair value measured immediately before and after the modification ("incremental expense"). If the modification occurs during the vesting period, the incremental expense is recognized over the remainder of the vesting period, whereas if the modification occurs after the vesting date, the incremental expense is recognized immediately, or over the additional vesting period if applicable.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cancellation of a grant is accounted for as if it had vested on the date of cancellation, and any expense not yet recognized for the grant is immediately recognized. However, if the cancelled grant is replaced by a new grant and is intended to be a replacement grant, the cancelled and new grants are accounted for together as a modification of the original grant, as described above.

Cash-settled transactions

The cost of cash-settled transactions is measured at fair value based on the expected cash amount the Group is required to pay on settlement. The fair value is recognized as an expense over the vesting period and a corresponding liability is recognized. The liability is remeasured at fair value at each reporting date until settled with any changes in fair value recognized in profit and loss.

w.	Employee benefit liabilities

The Group has several employee benefit plans:

1.	Short-term employee benefits

Short-term employee benefits are benefits that are expected to be settled in full within 12 months of the reporting date in which the employees provide the relevant services. Those benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post-employment benefits

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Group companies have defined contribution plans under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not have sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions in the defined contribution plan in respect of severance pay or compensation are recognized as an expense when due to be contributed to the plan simultaneously with receiving the employee's services and no additional provision is required in the financial statements.

The Group also operates a defined benefit plan in respect of severance pay pursuant to the severance pay laws in the relevant countries of operation. According to these laws, employees are entitled in certain circumstances to severance pay upon dismissal or retirement. If applicable and subject to materiality, the liability in the financial statements is estimated based on an actuarial assumption, refer to Note 23.

x.	Revenue recognition

Revenues are recognized in the income statement when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Rental income

Rental income under an operating lease is recognized on a straight-line basis over the lease term. Rental income, where there is a fixed and known increase in rental fees over the term of the contract, is recognized as revenues on a straight-line basis as an integral part of total rental income over the lease period. Similarly, lease incentives granted to tenants, in cases where the tenants are the primary beneficiary of such incentives, are considered as an integral part of total rental income and recognized on a straight-line basis over the lease term as a reduction of revenues.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Earnings per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period. Basic earnings per share only include shares that were actually outstanding during the period. Potential ordinary shares are only included in the computation of diluted earnings per share when their conversion decreases earnings per share, or increases loss per share, from continuing operations. Furthermore, potential ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share. The Company's share of earnings of investees is included based on the basic and diluted earnings per share of the investees multiplied by the number of shares held by the Company, as applicable.

z.	Provisions

A provision in accordance with IAS 37 is recognized when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Levies imposed on the Company by government entities through legislation, are accounted for pursuant to IFRIC 21 according to which the liability for the levy is recognized only when the activity that triggers payment occurs.

aa.	Borrowing costs in respect of qualifying assets

A qualifying asset is an asset that necessarily takes a substantial period of time to be prepared for its intended use or sale, including investment property under development or redevelopment and inventories of buildings and apartments for sale that require a substantial period of time to bring them to a saleable condition. The Group capitalizes borrowing costs that are attributable to the acquisition and development of qualifying assets.

As for investment property under development, measurement of these assets at fair value does not include the amount of borrowing costs incurred during their development period. The Group presents financing costs in profit or loss net of borrowing costs that had been capitalized on such assets before measuring them at fair value.

The capitalization of borrowing costs commences when expenditures in respect of the asset are being incurred, borrowing costs are being incurred and the activities to prepare the asset are in progress and ceases when substantially all the activities to prepare the qualifying asset for its intended use or sale are complete. The amount of borrowing costs capitalized in the reporting period includes specific borrowing costs and general borrowing costs based on a weighted capitalization rate.

bb.	Operating segments

An operating segment is a component of the Group that meets the following three criteria:

1.	It is engaged in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to intragroup transactions;

2.	Its operating results are regularly reviewed by the Group's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

3.	Separate financial information of the segment is available.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

cc.	Disclosure of new published IFRS's interpretations and Amendments to Standards

Amendments to standards affecting the current period:

Implementation of the Amendments to IAS 7, Statement of Cash Flows, concerning Additional Disclosures on Financial Liabilities:

The Company applies the Amendments published by the IASB in January 2016 (the “Amendments”). The Amendments require the disclosure of a reconciliation of the amounts in the opening and closing statements of financial liabilities, including the changes arising from cash flows from financing activities, changes in exchange rates, changes in fair value etc. See Note 35f.

Standards, interpretations and amendments to standards in the period prior to their adoption:

IFRS 15, Revenue from Contracts with Customers

IFRS 15 ("the Standard") was published by the IASB in May 2014. The Standard supersedes IAS 18 – Revenue, IAS 11 – Construction Contracts and IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers and SIC 31 – Revenue: Barter Transactions involving Advertising Services.

The Standard introduces the following five-step model that applies to revenue from contracts with customers:

Step 1: Identify the contract with a customer, including reference to contract consolidation and accounting for contract modifications.

Step 2: Identify the distinct performance obligations in the contract.

Step 3: Determine the transaction price, including reference to variable consideration, financing components that are significant to the contract, non-cash consideration and any consideration payable to the customer.

Step 4: Allocate the transaction price to the separate performance obligations on a relative stand-alone selling price basis using observable information, if it is available, or by making estimates and assessments.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation over time or at a point in time.

The Standard allows partial retrospective application with practical expedients, whereby the Standard will be applied to existing contracts from the date of initial application, without restating comparative periods. In such case, the Company will recognize the cumulative effect of initially applying the Standard as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) of the date initial application. Alternatively, the Standards permits full retrospective application with practical expedients.

The Company intends to initially apply the Standard using partial retrospective application.

Having evaluated the effects of the adoption of the new Standard, the Company believes that the adoption is not expected to have a material effect on its financial statements.

IFRS 9, Financial Instruments

In July 2014, the IASB published the full and final text of IFRS 9 Financial Instruments ("the Standard”), which replaces IAS 39 Financial Instruments: Recognition and Measurement.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Standard prescribes that, at initial recognition, all the financial assets are to be measured at fair value. In subsequent periods, debt instruments are to be measured at amortized cost only if the two following cumulative conditions are met:

●	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows arising therefrom.

●	In accordance with the contractual terms of the financial asset, the company is entitled, on specified dates, to receive cash flows that are solely payments of principal and interest on the principal amount outstanding.

The subsequent measurement of all other debt instruments and other financial assets will be at fair value. The Standard makes a distinction between debt instruments to be measured at fair value through profit or loss and debt instruments to be measured at fair value through other comprehensive income.

Financial assets that are equity instruments are subsequently measured at fair value, recognizing the differences in profit or loss or other comprehensive income (loss), in accordance with the Company election on an instrument-by-instrument basis. Equity instruments held for trading will be measured at fair value through profit or loss.

Additionally, the Standard prescribes a three-stage model for measuring impairment on financial debt instruments that are not measured at fair value through profit or loss, based on expected credit losses ("Expected Credit Loss Model"). Each stage sets out the measurement method of the expected credit losses, on the basis of the changes in the credit risk of the debt instrument. The model also allows a simplified approach for measuring expected credit losses on trade receivables using lifetime expected credit losses, which the Company has opted for.

With respect to derecognition and financial liabilities, the new Standard prescribes the same requirements as IAS 39 for derecognition and financial liabilities for which the fair value option has not been elected.

With respect to liabilities for which the fair value option has been elected, the amount of change in the fair value of the liability attributable to the changes in the credit risk of the entity will be recognized in other comprehensive income. All other changes in fair value will be recognized in profit or loss.

The new Standard includes new requirements concerning hedge accounting, yet allows companies to continue to apply the hedge accounting requirements of IAS 39. The new Standard expands the disclosure requirements in relation to the risk management activities of the Company.

The new Standard is effective for periods beginning on or after January 1, 2018.

Except for hedge accounting, the requirements of the new Standard will be applied retrospectively, but restating comparative information is not required. For hedge accounting, the requirements of the new Standard are applied prospectively, with some limited exceptions.

The Company plans to adopt the new Standard on January 1, 2018, without restating comparative information, with recognizing the cumulative effect as an adjustment to retained earnings (or other component of equity, as appropriate).

The Group has several investments in shares that are classified as "investments available for sale", for which gains or losses are currently carried to other comprehensive income. Under the provisions of the new Standard, the Company will measure the aforesaid investments at fair value through profit or loss. The balance of the capital reserve in respect of these investments available for sale as of January 1, 2018, amounting to NIS 18 million, will be classified to the retained earnings of the Company, with no effect on the total equity of the Company.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group also has additional investments in shares that are classified as "investments available for sale", for which gains or losses are currently carried to other comprehensive income. Under the provisions of the new Standard, the Company will measure the aforesaid investments at fair value through other comprehensive income. The balance of the capital reserve in respect of these investments available for sale as of January 1, 2018, amounting to NIS 90 million, will be classified to a capital reserve in respect of financial instruments at fair value through other comprehensive income, with no effect on the total equity of the Company.

IFRS 16, Leases:

In January 2016, the IASB issued IFRS 16, "Leases", ("the Standard"). According to the Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration.

The principal effects of the Standard are as follows:

a.	In respect of all leases, lessees are required to recognize an asset against a liability, representing the right to use an underlying asset during the lease term in the statement of financial position (except in certain cases) similarly to the accounting treatment of finance leases according to the existing IAS 17, "Leases".

b.	Lessees are required to initially recognize a lease liability for the obligation to make lease payments against right-of-use asset. Interest expenses and depreciation expenses will be recognized separately.

c.	Variable lease payments that are not CPI or interest dependent on performance or use (such as percentage of turnover) will be recognized as expenses by the lessees or as income by the lessors as incurred.

d.	In the event of change in variable lease payments that are CPI-linked, lessees will reevaluate the lease liability and the effect of the change will be carried to the right-of-use asset.

e.	The new Standard prescribes two exceptions according to which lessees are permitted to make an election, on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value or leases with a lease term of 12 months or less.

f.	Lessors' accounting treatment remains substantially unchanged, namely classification of the lease as finance lease or operating lease.

The Standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted, but has not been opted for by the Company at this stage.

The Standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs whereby no restatement of comparative figures is required. At this stage, the Company is considering the various options for the retroactive implementation of the Standard.

The Company is studying the possible effect of the Standard, and does not expect that it will materially affect the financial statements.

Amendments to IAS 40 – Investment Property: Transfers of Investment Property

In December 2016, the IASB published amendments to IAS 40 – Investment Property ("the Amendments"). The Amendments provide clarifications and guidance on applying the requirements of IAS 40 concerning transfers to or from investment property. Principally, the Amendments characterize the events listed in the Standard with regard to transfers of investment property as examples of evidence of change in the use of the property and do not constitute an exhaustive list. Furthermore, the Amendments clarify that a change in management's intention, by itself, does not constitute evidence of a change in use.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Amendments are effective from January 1, 2018. The Amendments will be applied prospectively from the period of initial application. An entity may choose to apply the Amendments retrospectively, provided that information for prior periods is available. Any adjustments as of the date of initial application will be recognized in equity.

Having examined the effects of applying the Amendments, the Company does not expect their application to have a material effect on its financial statements.

IFRIC 23 – Uncertainty over Income Tax Treatments

In June 2017, the IASB published IFRIC 23 – Uncertainty over Income Tax Treatments ("the Interpretation").The Interpretation clarifies application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The Interpretation addresses and provides guidelines for the examination of a collection of uncertainties concerning income tax, the examination of the tax authorities' position, the measurement of the effects of the income tax uncertainty on the financial statements and how an entity considers changes in the facts and circumstances of the uncertainty.

The Interpretation is applicable for annual reporting periods beginning on or after 1 January 2019. Early adoption is permitted. Upon initial application, the Company may choose one of the two following approaches for applying the Interpretation:

a.	Full retrospective application without restatement of comparative information and recognition of the cumulative effect of the initial application as an adjustment to equity on the date of initial application.

b.	Full retrospective application, including restatement of comparative information.

The Company is examining the possible effect of the Interpretation, but at this stage is unable to estimate its effect, if any, on the financial statements.

Amendments to IFRS 10 and IAS 28 concerning the Sale or Transfer of Assets between an Investment Entity and its Associate or a Joint Venture

In September 2014, the IASB published amendments to IFRS 10 and IAS 28 (the “Amendments”), concerning sales or contributions of assets (an asset, a group of assets or a subsidiary) between an investor and its associate or joint venture.

According to the Amendments, when the investor loses control in a subsidiary or a group of assets that does not constitute a business in a transaction with its associate or joint venture, the gain is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. The Amendments further determine that, where the rights remaining in the hands of the investor constitute a financial asset, as defined in IFRS 9, the gain will be recognized in full.

In the event of the loss of control in a subsidiary or a group of assets that constitutes a business in a transaction with its associate or joint venture, the gain will be recognized in full.

The Amendments are to be prospectively applied. A mandatory effective date has yet to be published by the IASB, but early adoption is permitted.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

dd.	Reclassified

On March 2, 2017, a wholly owned subsidiary of the Company entered into an agreement with a syndicate of underwriters for the sale of 9 million shares of FCR, listed for trade on the Toronto Stock Exchange (TSX). Upon completion of the sale on March 22, 2017, the Company held (including through a wholly owned subsidiary) close to 79.6 million shares of FCR, representing 32.7% of the share capital and voting rights in FCR. Having examined the provisions of IFRS 10 concerning the existence of effective control, the Company has concluded that as of said date it no longer has effective control in FCR. Consequently, as of said date, the Company no longer consolidates FCR in its financial statements and, in accordance with the provisions of IFRS 10, the Company has remeasured its investment in FCR according to the fair value on the date of loss of control, based on the quoted price of FCR on such date. Accordingly, the operating results of FCR until the date of loss of control, including the results from the sale of the shares, are presented in the statement of profit or loss under "profit (loss) from a discontinued operation, net", and the comparative figures have been restated in accordance with IAS 5 – Non-current Assets Held for Sale and Discontinued Operations. Commencing on the date of loss of control, the Company accounts for its remaining investment in FCR shares by the equity method, in accordance with IAS 28, Investments in Associates and Joint Ventures.

Regarding the impact of the reclassification on the consolidated financial statements, see Notes 8d and 8e below.

ee.	First-Time Implementation of New Accounting Standards

Implementation of the Amendments to IAS 7, Statement of Cash Flows, concerning Additional Disclosures on Financial Liabilities:

The Company implements the Amendments published by the IASB in January 2016 (the “Amendments”). The Amendments require the presentation of the movement between the opening balance and the closing balance of financial liabilities, including the changes arising from cash flows from financing activities, changes in exchange rates, changes in fair value etc. See Note 35f.

NOTE 2A: -	LEGISLATION IMPACT ON THE FINANCIAL STATEMENTS

The Law to Promote Competition and Reduce Concentration

In December 2013, the Law to Promote Competition and Reduce Concentration, 2013 (the "Concentration Law") was published in the official records of the State of Israel. The Concentration Law aims to reduce the concentration level in the Israeli economy through three major actions: (a) imposing structural limitations and corporate governance rules on interests held in the form of a pyramid structure; (b) separation between interests in a significant real activity and a significant financial activity; (c) imposing limitations on the allocation of state assets. The Company is included in the list of significant real corporations published by the Committee for the Reduction of Concentration.

To the date of the report, the Company is in compliance with the provisions of the Concentration Law.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: -	CASH AND CASH EQUIVALENTS

a.	Composition

	December 31
	2017	2016
	NIS in millions
Cash in banks and on hand	487	924
Cash equivalents - short-term deposits	467	596
	954	1,520

b.	Part of the cash in banks bears floating interest based on daily bank deposits rates (as of the reporting date – up to 0.25%).

c.	Deposits in the amount of NIS 462 million earn annual interest at the rate of up to 11.0%, the rest of the deposits earn annual interest at negligible rate, based on their respective term.

d.	As for the linkage basis of cash and cash equivalents, refer to Note 35.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4a: -	SHORT-TERM INVESTMENTS AND LOANS

Composition

	December 31
	2017	2016
	NIS in millions
Loans:
Current maturities of long-term loans	5	48
Loans	1	2
	6	50
Deposits:
Bank deposits	1	3
Purchase contract deposits and others (1)	31	43
	32	46
	38	96

(1)	NIS 27 million restricted cash which bear no interest.

As for the linkage basis of short-term investments and loans, refer to Note 35.

NOTE 4b:-	MARKETABLE SECURITIES

	December 31
	2017	2016
Fair value through profit or loss securities	NIS in millions
Shares (1)	29	10
Debentures	-	27
	29	37
Securities available for sale (Note 10)	700	175
	729	212

(1)	As of December 31, 2017 represents investments in Luzon group's shares, for further details see Note 9a3.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5: -	TRADE RECEIVABLES

a.	Composition

	December 31
	2017	2016
	NIS in millions
Open accounts, net (see d and e below)	118	163
Total	118	163

b.	Trade receivables do not bear interest. As for the linkage basis of trade receivables, refer to Note 35.

c.	In 2017 and 2016, the Group had no major tenant which contributed more than 10% to the total rental income.

d.	There are no significant past due and impaired receivables except those that have been included in the allowance for doubtful accounts.

e.	Movement in allowance for doubtful accounts:

	December 31
	2017	2016
	NIS in millions
At the beginning of the year	93	111
Provision during the year	11	18
Repayment during the year	(8)	(3)
Write-down of accounts	(19)	(15)
Transfer to assets held for sale due to discontinued operations	-	(15)
Previously consolidated company	(10)	-
Translation differences	1	(3)
At the end of the year	68	93

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE

a.	Composition

	December 31
	2017	2016
	NIS in millions
Government institutions	34	49
Prepaid expenses	57	90
Receivables from sale of real estate	-	2
Dividend from equity-accounted investee	48	-
Interest receivable from joint ventures	10	11
Advances to suppliers	1	-
Co-owners in investees	3	3
Others (1)	104	188
	257	343

(1)	Includes restricted cash in ATR in total amount of NIS 46 million (as of December 31, 2016 – NIS 109 million) as security for the compensation arrangement, refer to Note 25d2.

b.	As for the linkage basis of other accounts receivable, refer to Note 35.

NOTE 7: -	ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

a.	On November, 2016, EQY had entered into a merger agreement with REG. Following to the merger transaction EQY presented as of December 31,2016 as assets and liabilities classified as held for sale. The merger transaction was completed on March 1, 2017. For further details, see Note 8d.

b.	Composition of assets held for sale:

	December 31
	2017	2016
	NIS in millions
Assets classified as held for sale- EQY (see Note 8d)	-	20,454
Investment property *)	419	568
Land	5	99
Others	11	11
	435	21,132

*)	Balance of assets held for sale is mainly comprised of non-core income producing properties in ATR, CTY and Brazil.

Liabilities attributed to assets classified as held for sale as of December 31,2016 primarily consist of liabilities arising from holdings in EQY (refer to Note 8d) and deferred taxes.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: -	INVESTMENTS IN INVESTEES

a.	Composition of the investment in entities accounted for by the equity method (including purchase accounting adjustments):

	December 31
	2017	2016
	NIS in millions
Joint ventures (1)	1,237	1,580
Associates (2)	4,749	116
	5,986	1,696
Loans (3)	354	401
	6,340	2,097

Includes, inter alia, joint ventures that manage, operate and develop income producing properties, and as of the reporting date includes NIS 719 in Czech Republic (2016 - NIS 700 million), NIS 286 million in Sweden (2016 - NIS 279 million). Comparative data includes NIS 417 million investment in Canada.

(1)	Includes mainly investments in FCR in the amount of C$1,679 million (NIS 4,643 million) See section E below.

(2)	Includes mainly a loan of € 82 million (NIS 340 million) which bears a fixed annual interest rate of 6% and mature on January 2023.

b.	Group's share in the results of equity-accounted investees including amortization of fair value adjustment (based on the interest therein during the period):

Joint ventures

	Year ended December 31
	2017	(*2016	(*2015
	NIS in millions
Loss - ATR (see section c)**)	-	-	(8)
Net income of other Joint Ventures	36	105	118
Other comprehensive income	-	1	21
Comprehensive income	36	106	131

*)	Reclassified, refer to Note 2dd.
**)	The above includes ATR data until its initial consolidation, as in section c2 below.

Associates

	Year ended December 31
	2017	(*2016	(*2015
	NIS in millions
Net income **)	398	1	16

*)	Reclassified, refer to Note 2dd.
**)	Mainly includes a profit of NIS 402 million from FCR.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: -	INVESTMENTS IN INVESTEES (Cont.)

Additional information regarding investees:

c.	Investment in ATR (a subsidiary)

1.	As of December 31, 2017, the Company owns 59.6% interest in ATR's share capital and voting rights (59.1% on a fully diluted basis). ATR's shares are listed for trading on the Vienna Stock Exchange and on the Euronext Stock Exchange in Amsterdam. As of December 31, 2017, the market price of ATR share was € 4.15 and ATR has approximately 377.1 million shares outstanding.

Carrying amount and market value of the investment in ATR:

	December 31, 2017		December 31, 2016
	Carrying amount	Market value	Carrying amount	Market value
	NIS in millions
Shares	4,540	3,873	4,510	3,564

2.	Summarized IFRS financial information of ATR -

Summarized statement of financial position -

	December 31
	2017	2016
	NIS in millions
Current assets	766	843
Non-current assets	12,199	11,915
Current liabilities	(570)	(583)
Non-current liabilities *)	(4,670)	(4,477)
Net assets	7,725	7,698

Allocted to:
Equity holders of the Company	4,540	4,510
Non- controlling interests	3,185	3,188
	7,725	7,698

*) Including acquisition-adjustments, net	139	155

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: -	INVESTMENTS IN INVESTEES (Cont.)

Summarized statements of the comprehensive income -

	Year ended December 31
	2017	2016	2015
	NIS in millions
Revenues	1,060	1,092	1,192
Net income *)	398	312	314
Other comprehensive income	65	15	43
Total comprehensive income	463	327	357

Allocted to:
Equity holders of the Company	274	178	178
Non- controlling interests	189	149	179
	463	327	357

Dividends to Non- controlling interests	252	280	196

*)	Includes acquisition- adjustments amortization

Summarized statements of cash flows -

	Year Ended December 31
	2017	2016
	NIS in millions
Net cash provided by operating activities	413	398
Net cash provided by (used in) investing activities	(5)	43
Net cash used in financing activities	(538)	(941)
Exchange differences on balances of cash and cash equivalent	3	(12)
Decrease in cash and cash equivalents	(127)	(512)

3.	The outstanding share options of ATR as of December 31, 2017

Series	Average exercise price per share	Expiration date	Number of options (in thousands*)
Options to employees and officers in ATR (2009 and 2013 plans)	€3.74	2018-2023	3,044

*)	As of December 31, 2017, all share options are fully vested; These options includes share options granted to the Company’s Vice Chairman of the Board and CEO who also serves as ATR’s Chairman of the Board.

4.	ATR operates a compensation plan for Group Executive Team, and other key senior executives, of whom rights are granted for allotment of ATR shares, upon fulfillment of certain terms ("share allocation rights"). As of the reporting date 150 thousand units were allotted in the plan framework. In addition, ATR operates a plan for deferred shares units (DSU) to directors in lieu of salary, which can be converted into ATR ordinary shares. As of the reporting date, approximately 97 thousand deferred units (DSU) were allocated. In addition, as part of his employment agreement, the CEO of ATR is entitled to shares worth of € 240 thousand. As of December 31, 2017, ATR's CEO was allotted approximately 15 thousand shares.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: -	INVESTMENTS IN INVESTEES (Cont.)

5.	During 2017, a wholly-owned subsidiary of the Company acquired, through exchange trades and off-exchange trades, 474 thousands ATR shares for a consideration of EUR 1.9 million (NIS 7.9 million). As a result of these acquisitions, the Company’s interest in ATR increased to 59.6%.

6.	As for lawsuits filed against ATR, refer to Note 25d2.

d.	Discontinued operation - Investment in EQY

1.	In November, 2016, EQY, entered into a merger agreement with REG, a Real Estate Investment Trust (REIT) whose securities are listed for trading on the NYSE. EQY was merged with and into REG, resulting REG is the surviving company in the merger and upon closing of the merger, EQY’s shareholders (including the Company) received, in lieu of their EQY shares, REG shares at an exchange ratio of 0.45 REG share for each EQY share, which reflects a premium of 13.7% for EQY’s shareholders above EQY’s market value as of the date. The merger transaction was completed on March 1, 2017 (hereinafter – the date of closing of the merger) and the Company received 13.2% of the merged company and is REG’s largest shareholder as of the closing date of the merger. In addition, on the date of closing, three additional directors were appointed to REG’s board of directors: two independent directors on behalf of EQY and one director on behalf of the Company Mr. Chaim Katzman who was appointed as Vice Chairman of the Board of REG.

Following the closing of the merger transaction, the Company deconsolidated EQY. As a result of the loss of control the Company recognized in the first quarter of 2017 a capital increase of NIS 676 million and again (net of tax) of NIS 114 million. The said gain includes a loss of 562 million, which was reclassified to profit or loss due to realization of reserves (mainly from translation differences of foreign operations). The REG shares held by the Company are presented in its financial statements as a financial instrument available for sale, in accordance with International Accounting Standard No. 39, Financial Instruments.

EQY profit or loss for the two months period end on the date of closing of the merger, are presented in the consolidated statement of income under income (loss) after tax from discontinued operations, net. Comparative information was reclassified in accordance with International Accounting Standard No. 5, "Non-current Assets Held for Sale and Discontinued Operations".

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: -	INVESTMENTS IN INVESTEES (Cont.)

2.	Attributed to discontinued operation-

Statements of comprehensive income attributed to discontinued operation –

	Two months ended March 1	Year ended December 31
	2017	2016	2015
	(unaudited)	(audited)
	NIS in millions
Rental income	239	1,385	1,341
Property operating expenses	65	348	353
Net operating rental income	174	1,037	988
Fair value gain (loss) from investment property and investment property under development, net	(6)	1,196	1,083
General and administrative expenses	(95)	(148)	(158)
Other income	2	9	4
Other expenses	-	(24)	-
Company’s share in earnings of equity-accounted investees, net	2	9	70
Operating income	77	2,079	1,987
Finance expenses	(30)	(246)	(245)
Finance income	-	1	3
Income before taxes on income	47	1,834	1,745
Taxes on income *)	2	195	245
Net income from discontinued operation, net	45	1,639	1,500
Other comprehensive income (loss) from discontinued operations	4	(9)	(4)
Total comprehensive income from discontinued operation	49	1,630	1,496
Allocated to:
Equity holders of the Company	17	452	478
Non-controlling interest	32	1,178	1,018
	49	1,630	1,496
Dividends to non-controlling interests	64	319	292

*)	Includes adjustments for deferred tax expenses.

3.	Cash flows statements attributed to discontinued operation and provided by (used in) activities–

	Two months ended March 1	Year ended December 31
	2017	2016	2015
	(unaudited)	(audited)
	NIS in millions
Net cash provided by operating activities	92	732	668
Net cash provided by (used in) investing activities	43	(842)	(724)
Net cash provided by financing activities	72	92	33
Increase (decrease) in cash and cash equivalents	207	(18)	(23)

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: -	INVESTMENTS IN INVESTEES (Cont.)

e.	Discontinued operation - Investment in FCR

1.	FCR is a public company listed on the Toronto Stock Exchange (TSX), that is engaged in the acquisition, development, redevelopment and management of shopping centers that are anchored by supermarkets which are located in growing urban areas in Canada. As of December 31, 2017, FCR owns 160 income-producing properties with a GLA of 2.2 million square meters and one property under development.

2.	As of December 31, 2017, the Company owns 32.6% interest in FCR's share capital and voting rights (31.7% on a fully diluted basis). As of December 31, 2017 the market price of FCR's share was C$ 20.72 and FCR has approximately 244.4 million shares outstanding.

3.	On March 2, 2017, a wholly owned subsidiary of the Company entered into an agreement with a syndication of underwriters for the sale of 9 million shares of FCR, representing 3.7% of FCR’s share, in a “bought deal” transaction on the Toronto Stock Exchange, at a price per share of C$ 20.6 and for a (gross) total consideration of C$ 185 million (approximately NIS 500 million).

The sale was completed on March 22, 2017 and the Company, post-sale (including through wholly owned subsidiaries) holds 79.6 million shares of FCR, representing 32.7% of the share capital and voting rights in FCR as of that date. Commencing from the date of the sale and having examined the provisions of IFRS 10 concerning the existence of effective control, the Company has concluded that as of such date, it no longer holds effective control in FCR. Accordingly, as of such date, the Company no longer consolidates FCR in its consolidated financial statements and, in accordance with the provisions of IFRS 10, has remeasured its investment in FCR according to the fair value on the date that control was lost, based on the market price of FCR on the stock exchange on such date.

As a result of the loss of control in FCR, the Company recognized during the first quarter of 2017 an increase in capital of NIS 479 million and a loss of NIS 1,016 million in the consolidated statement of income. The above loss includes loss from the reclassification of capital reserves (primarily NIS 1,495 million in respect of translation differences of foreign operations) previously carried to profit or loss.

Commencing on the date of the loss of control, the Company accounts for its investment in FCR by the equity method, in accordance with the provisions of International Accounting Standard No. 28, “Investments in Associates and Joint Ventures”.

In view of the sales of FCR’s shares, as described above, and the loss of control therein, the operating results up to the date of loss of control, including the results relating to the sale of the shares, were presented in the consolidated statements of income under income (loss) from a discontinued operation, net. Comparative figures have been reclassified in accordance with the provisions of IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: -	INVESTMENTS IN INVESTEES (Cont.)

Carrying amount and market value of the investment in FCR:

	December 31, 2017		December 31, 2016
	Carrying amount	Market value	Carrying amount	Market value
	NIS in millions
Shares	4,643	4,562	4,356	5,224

4.	The allocation of consideration to the fair value of the assets and liabilities of FCR following the loss of control:

	C$*)	NIS
	Millions
Investment at market value upon completion of the transaction	1,582	4,309
Group's share (32.7%) in FCR's net assets upon acquisition date	(1,416)	(3,856)
Adjustment to FCR's equity	166	453

Attributed to:
Loan and other trade receivables	(1)	(2)
Goodwill	200	544
Deferred taxes	12	33
Interest-bearing loans from banks	13	36
Debentures	(56)	(153)
Convertible debentures	(2)	(5)
	166	453

5.	Summarized financial information of FCR

Summarized statements of financial position -

	December 31
	2017	2016
	NIS in millions
Current assets	837	495
Non-current assets (mainly investment property)	26,725	25,463
Current liabilities	(1,583)	(2,079)
Non-current liabilities	(12,995)	(11,810)
Net assets	12,984	12,069
Adjustments to the Group's investments in FCR:
Adjustments of non-controlling interest (including convertible instrements)	(183)	(167)
Net assets	12,801	11,902
Group holding in FCR	32.6%	36.4%
Group holding in FCR net assets	4,171	4,332
Adjustmnets to FCR's equity	472	24
Investment in FCR	4,643	4,356

*)	FCR's Financial Statements are presented in CAD (as of December 31, 2017 and December 31, 2016 the CAD exchange rate was NIS 2.7648 and NIS 2.8511 respectively).

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: -	INVESTMENTS IN INVESTEES (Cont.)

6.	Summarized statements of comprehensive income-

Nine Months ended December 31
2017
NIS in millions

Rental Income	1,433
Fair value gain from investment property and investment property under development, net	756
Finance expenses, net
Taxes on income	(240)
Net income *)	1,244
Other comprehensive income	(**-
Total comprehensive income	1,244
Company’s share in FCR’s comprehensive income	389
Amortization of fair value adjustment	13
Total	402
Dividend to equity holders of the company	142

*)	Including acquisition-adjustments amortization.
**)	Represents an amounts of less than 1 million.
***)	FCR's financial statements are presented in CAD. Translation of operations results into NIS was made by using average exchange rates for the relevant periods.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: -	INVESTMENTS IN INVESTEES (Cont.)

7.	Summarized statements of comprehensive income -

	Three months ended March 31	Year ended December 31
	2017	2016	2015
	(unaudited)	(audited)
	NIS in millions
Rental Income	494	1,960	2,001
Property operating expenses	(192)	(737)	(747)
Net operating rental income	302	1,223	1,254
Fair value gain from investment property and investment property under development, net	500	641	125
General and administrative expenses	(28)	(106)	(118)
Other income	-	12	-
Other expenses	-	(13)	(40)
Company's share in earnings of equity-accounted investees, net	6	36	38
Operating income	780	1,793	1,259
Finance expenses	(134)	(473)	(507)
Finance income	35	70	51
Taxes on income **)	(109)	(283)	(174)
Net income from discontinued operation, net	572	1,107	629
Other comprehensive income (loss) from discontinued operation	(1)	16	(24)
Total comprehensive income from discontinued operation	571	1,123	605
Allocated to:
Equity holders of the Company	205	409	258
Non-controlling interests	366	714	347
	571	1,123	605

*)	The operating results, relating to the operation that was discontinued following the loss of control are immaterial, since as of March 22 2017, the company no longer holds effective control. These results are included among the results from discontinued operation.
**)	Includes adjustments for deferred taxes expenses.

Cash flow statements attributed to discontinued operation and provided by (used in) activities -

	Three months ended March 31	Year ended December 31
	2017	2016	2015
	(unaudited)	(audited)
	NIS in millions
Net cash provided by operating activities	130	744	745
Net cash used in investing activities	(109)	(1,652)	(1,043)
Net cash provided by financing activities	14	948	194

*)	The cash flows, net, relating to the operation that was discontinued following the loss of control are immaterial, since as of March 22 2017, the company no longer holds effective control.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: -	INVESTMENTS IN INVESTEES (Cont.)

8.	For details regarding data from FCR's financial statements see note 39.

f.	Investment in CTY (a subsidiary)

1.	As of December 31, 2017, the Company owns 44.6% interest in CTY's share capital and voting rights (44.0% on a fully diluted basis). CTY's shares are listed for trading on the Helsinki Stock Exchange, Finland (OMX). As of December 31, 2017 the market price of CTY share was € 2.16 and CTY has 890 million shares outstanding.

The Company consolidates CTY in its financial statements, although the holding percentages of the potential voting rights in CTY is less than 50%, due to effective control over CTY, as stated in Note 2c.

Carrying amount and market value of the investment in CTY:

	December 31, 2017		December 31, 2016
	Carrying amount	Market value	Carrying amount	Market value
	NIS in millions
Shares	4,078	3,556	4,094	3,693

2.	Summarized IFRS financial information of CTY

Summarized statements of financial position -

	December 31
	2017	2016
	NIS in millions
Current assets	287	558
Non-current assets	19,139	19,260
Current liabilities	(846)	(1,559)
Non-current liabilities	(9,409)	(8,909)
Net assets	9,171	9,350
Allocated to:
Equity holders of the company	4,078	4,094
Non-controlling interests	5,093	5,256
	9,171	9,350

Summarized statements of comprehensive income -

	Year ended December 31
	2017	2016	2015
	NIS in millions
Revenues	1,373	1,410	1,272
Net income *)	354	682	476
Other comprehensive income (loss)	(312)	164	(125)
Total comprehensive income *)	42	846	351
Allocated to:
Equity holders of the Company	19	363	148
Non-controlling interests	23	483	203
	42	846	351
Dividends to non-controlling interests	262	317	217

*)	In 2016 includes goodwill impairment.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: -	INVESTMENTS IN INVESTEES (Cont.)

Summarized cash flow statements -

	Year ended December 31
	2017	2016	2015
	NIS in millions
Net cash provided by operating activities	605	580	479
Net cash provided by (used in) investing activities	71	(692)	(2,588)
Net cash provided by (used in) financing activities	(694)	64	2,043
Exchange differences on balances of cash and cash equivalents	(4)	(2)	19
Decrease in cash and cash equivalents	(22)	(50)	(47)

3.	The share options of CTY outstanding as of December 31, 2017

Series	Average exercise price per share*)	Expiration date	Number of exercisable shares in thousands*)
Options to plan employees and officers (2011 plan)	€2.47	2018	12,475

*)	The exercise price and exchange ratio are adjusted for right issue, dividend distribution and return of equity. As of the reporting date, all of the share options are exercisable.

4.	In February 2015, CTY’s board of directors approved a performance share compensation plan, for the years 2015-2017, 2016-2018 and 2017-2019 pursuant to which up to 4,300 thousand shares would be allotted to officers and employees. Through the reporting date, units had been allotted under the plan for 2015-2017, 2016-2018 and 2017-2019 that are exercisable into up to 1,271 thousand shares, 1,521 thousand shares and 1,374 thousand shares, respectively, and their exercise is contingent on the allottee’s employment continuing until at least the end of 2017 and on the attainment of a minimum return per share, where the offeree whose employment has ended during the years 2018-2019 will be able to exercise his accrued rights proportionately to his employment periods. The compensation will be paid to the allottees primarily in shares, but also partly in cash.

In addition, on the same date, CTY’s board of directors approved a compensation plan based on restricted share units (RSUs), in a scope of up to 500 thousand RSUs (in March 2017, the compensation plan increased to 700 thousand RSUs), to officers and employees, over a vesting period of two or three years, and which will be paid primarily in shares, but also partly in cash. Within the framework of this plan, units of restricted shares (RSUs) can be allocated by the end of year 2018. Through the reporting date, 611 thousand shares had been allotted under the plan.

5.	During 2017, the Company acquired 6.3 million CTY shares for a consideration of EUR 13.3 million (NIS 55 million). As a result of the acquisitions, the Company’s holdings in CTY increased from 43.9% to 44.6% and the Group recognized in 2017 an increase in equity of NIS 11 million, which was carried to its capital reserves.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: -	INVESTMENTS IN INVESTEES (Cont.)

Supplementary information for other operating subsidiaries owned by the Company:

December 31, 2017	Country of incorporation	Holding stake in equity and in voting rights	Investment carrying amount	Loans and Capital bills
		%	NIS in millions

Gazit Germany Beteilingungs GmbH & Co. KG	Germany	100	133	165
Gazit Globe Israel (Development) Ltd. *)	Israel	100	136	2,061
Gazit Brasil Ltda.**)	Brazil	100	2,446	-
Gazit Horizons Inc.***)	U.S.A	100	(16)	469

December 31, 2016	Country of incorporation	Holding stake in equity and in voting rights	Investment carrying amount	Loans
		%	NIS in millions

Gazit Germany Beteilingungs GmbH & Co. KG	Germany	100	141	216
Gazit Globe Israel Development) Ltd. *)	Israel	100	111	2,009
Gazit Brasil Ltda.**)	Brazil	100	2,276	24

*)	In October 2016, the Company, Gazit Development and Ashkenazi's Company entered into an agreement (based on accords that the parties reached in May 2016), whereby, inter alia, it has been agreed that the holdings of Ashkenazi's Company in Gazit Development will be acquired by the Company. In addition, it has been agreed that Gazit Development, directly and indirectly, will sell to Ashkenazi's Company its rights in two plots of land, an office building in Israel (for which Ashkenazi's Company will be entitled to receive partial funding from Gazit Development) and some of the shares of a subsidiary that owns real estate in Bulgaria (with the balance of the shares continuing to be indirectly owned by Gazit Development), these properties are not part of the Company’s core operations. In December 2016 the parties closed the transaction and as of this date the Company owns all the shares of Gazit Development. Moreover, in accordance with the accords between the parties, Mr. Ashkenazi has terminated his service as CEO of Gazit Development.

**)	Gazit Brazil includes the investment in Gazit Ltda. As well as Fim Norstar.

***)	Began its operation in May 2017.

g.	The applicable laws in some of the investee's jurisdictions contain customary terms regarding payments of dividends, interest and other distributions to equity holders by such investee. These conditions include, inter alia, a requirement that the investee have sufficient accumulated earnings or that certain solvency requirements are met before a distribution can be made. As of December 31, 2017 the Group does not consider any of these customary conditions to be a significant restriction.

h.	For pledging of part of the shares of investees to secure Group liabilities, refer to Note 28.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	OTHER INVESTMENTS, LOANS AND RECEIVABLES

a.	Composition

	December 31
	2017	2016
	NIS in millions
Loans to co-owners in development projects (1) (2) (3)	109	671
Other non-current deposits	19	551
Convertible debentures (3)	77	-
Governmental institutions	1	19
Tenants and Others	17	30
	223	1,271
Less - current maturities	5	48
	218	1,223

(1)	Includes secured loan to third party, loan amounted to € 3 million (NIS 13 million) that bears annual interest rate of 6%.

(2)	Includes an amount of NIS 66.5 million that bears annual interest of 3.75% for Ashkenazi's Company which is entitled to receive partial funding from Gazit Development in the sale of its rights in two plots of land, an office building in Israel as part of agreement to purchase the interests of the Ashkenazi company in Gazit Development by the Company and includes loan to Gazit Development in the amount of NIS 13.6 million that bears an average annual interest rate of 4.74%.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	OTHER INVESTMENTS, LOANS AND RECEIVABLES (Cont.)

(3)	Includes investment in a convertible capital note of Luzon Group in the amount of NIS 15 million (2016 – includes investment in a capital note presented at fair value and loans to Luzon Group at depreciated cost, aggregating NIS 137 million.

On September 13, 2017, Gazit Development and a wholly-owned subsidiary (together: “Gazit Development”) signed an agreement with Luzon Group (superseding a previous agreement from January 2017), to liquidate the balance of the Group’s investment in Luzon Group, which comprised a capital note in the amount of NIS 495 million (of which NIS 125 million is convertible into shares of Luzon Group at a price per share of NIS 1.13130) as well as credit facilities of NIS 120 million that were extended by Gazit Development as the controlling shareholder in Luzon Group.

The agreement was performed in two stages and its main points are as follows:

a.	On September 30, 2017 (the first closing date), the loan granted by Gazit Development to Luzon Group was reduced from NIS 120 million to NIS 100 million, with the rate of interest thereon being increased. Also, Gazit Development was allotted Luzon Group shares in place of the interest that had accrued on the loan in the period from April 1, 2017 through September 30, 2017, at a price of NIS 0.9 per share (a total of 1.6 million shares, which is in addition to the 3.6 million shares allotted pursuant to the January 2017 agreement;

b.	In December 2017 (the second closing date), the aforesaid transaction was completed, as part of which:

1.	Luzon Group issued to Gazit Development unsecured listed debentures, which are convertible into Luzon Group shares, with a scope of NIS 100 million par value, in place of the loan that Gazit Development granted to Luzon Group, as referred to in subsection (a) above. Without derogating from the lock-up provisions prescribed under the Securities Law and its regulations, the aforesaid debentures will be blocked from being sold on the stock exchange until September 30, 2019. Moreover, the debentures will be subordinate to the existing bank debts of Luzon Group through January 31, 2022;

2.	Luzon Group issued to Gazit Development shares in place of the accrued interest on the loan for the period from October 1, 2017 through the second closing date, at a price of NIS 0.9 per share (approximately 1 million shares in total);

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	OTHER INVESTMENTS, LOANS AND RECEIVABLES (Cont.)

3.	In relation to the capital notes that the subsidiary of Gazit Development granted Luzon Group (in a total amount of NIS 495 million), it was agreed to retroactively cancel the existing interest component in the capital notes (the payment of which was a condition for the distribution of dividends). Moreover, the convertible capital note was reduced to an amount of NIS 94.5 million (from NIS 125 million) and would be convertible into 72 million Luzon Group shares. The amount by which the capital note was reduced (NIS 30.5 million) was added to the non-convertible part of the capital note, as stated below. Part of the convertible note was converted into Luzon Group shares (45 million shares). It should be noted that the subsidiary of Gazit Development has undertaken not to convert the capital notes if the conversion will result in a holding more than 18% of Luzon Group’s share capital;

4.	The balance of the capital note (the non-convertible part amounting to NIS 400.5 million) was converted into a premium on the shares issued in place of the interest in January 2017;

5.	Luzon Group issued to Gazit Development 3 million listed warrants that are exercisable into Luzon Group shares.

As aforesaid, upon the closing of the transaction, part of the capital note was converted, to the effect that, subsequent to the conversion, Gazit Development, together with the subsidiary, holds 18% of the share capital in Luzon Group.

In addition, as part of the agreement, Luzon Group has undertaken not to make a distribution until March 31, 2020. Moreover, Luzon Group and the subsidiaries under its control will grant a letter of waiver in favor of Gazit Development and parties related to it (including the Company) in respect to any claims in connection with Luzon Group, the cause or grounds for which arose in the period prior to the signing of the agreement (subject to exceptions), and the Company and Gazit Development granted an identical letter of waiver to Luzon Group and its subsidiaries.

b.	Maturity dates

	December 31
	2017	2016
	NIS in millions
Year 1 - current maturities	5	48
Year 1 – acquisition of investment property	13	539
Year 2	28	39
Year 3	9	309
Year 4	72	45
Year 5	4	79
Year 6 and thereafter	92	212
	223	1,271

c.	As for the linkage basis of other investments, loans and receivable, refer to Note 35.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	AVAILABLE-FOR-SALE FINANCIAL ASSETS

Composition

	December 31
	2017	2016
	NIS in millions
Securities traded in United States(1)	4,432	-
Securities traded in Europe (2)	83	170
Shares traded in Canada	17	5
Participating units in private equity funds (3)(4)	348	384
	4,880	559
Classified within current assets (1) (2)	700	175
Classified within non-current assets	4,180	384
	4,880	559

(1)	REG shares held by wholly-owned subsidiaries of the Company.

In 2017, wholly-owned subsidiaries of the Company sold 3.86 million shares of REG, representing 2.2% of the outstanding shares of REG, for a total consideration of U.S.$ 260 million (approximately NIS 947 million)

The balance is an investment in 18.5 million REG shares (refer to Note 8d above), representing 10.9% of its outstanding shares and the voting rights therein. For details regarding the sale of REG shares after the reporting date, refer to Note 38b.

(2)	The financial assets available for sale of ATR include a diversified portfolio of traded shares with less than 1% holding interest in each of the investments. Financial assets available for sale are presented at fair value of NIS 83 million (approximately EUR 20 million), based on quoted prices in active markets (level 1 in the fair value hierarchy).

(3)	Includes an amount of NIS 73 million in an investment at an effective interest rate of 4.3% of participation certificates in a corporate which holds a shopping center in São Paulo, Brazil.

(4)	In August 2007, the Company entered into an investment agreement with HIREF International LLC, an Indian real estate investment fund registered in Mauritius (the "Fund"). The Fund was established at the initiative and under the management of the Housing Development Finance Corporation Limited ("HDFC") group, one of the largest financial institutions in India in which the Company is one of four anchor investors in the Fund. According to the Fund's articles of incorporation and investment agreements, the Fund will invest, directly and indirectly, in real estate companies that operate in the development and construction sectors, as well as in other synergistic fields. The Fund investment commitments amounts to of U.S.$ 750 million and the Company portion is approximately U.S.$ 110 million. The Fund has a term of nine years, with two one-year optional term extensions. As of December 31, 2017, the Company's outstanding investment commitment amounted to approximately U.S.$ 15 million (approximately NIS 51 million). As of the reporting date, approximately U.S.$ 63 million (NIS 240 million) were paid cumulatively to the Company resulting from projects realization by the Fund). Subsequent to the reporting date, the Fund paid the Group U.S.$ 22 million (approximately NIS 86 million).

The fair value of the investments is derived from the Fund's Net Asset Value as presented in the Fund's financial statements prepared according to IFRS, and amounts to NIS 265 million and NIS 288 million as of December 31, 2017 and 2016, respectively.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	INVESTMENT PROPERTY

a.	Movement

	December 31
	2017	2016
	NIS in millions
Balance as of January 1	56,550	71,404
Acquisitions and capital expenditures	1,913	4,348
Transfer from (to) investment property under development, net	(25)	775
Dispositions	(1,712)	(1,440)
Transfer to assets held for sale due to discontinued operation	-	(19,754)
Deconsolidation	(23,272)	-
Transfer to fixed assets	(20)	-
Valuation gains, net *)	560	2,189
Foreign exchange differences	(1,147)	(972)
Balance as of December 31	32,847	56,550

Composition:
Investment property	32,428	55,982
Assets classified as held for sale (Note 7)	419	568
	32,847	56,550

*)	In 2017, includes a net revaluation gain of NIS 500 million which was recognized in profit or loss as part of net income from discontinued operations, net. In 2016, includes a net revaluation gain of NIS 1,837 million which was recognized in profit or loss as part of net income from discontinued operations, net.

b.	Investment properties primarily consist of shopping centers and other retail sites, including properties under redevelopment and extension. Investment properties are stated at fair value, which has been determined based on valuations performed by external independent appraisers with recognized professional expertise and vast experience as to the location and category of the property being valued (97.8% as of December 31, 2017 and 98.0% during 2017 - in fair value terms) as well as by the Group companies managements. As of the reporting date fair value has been determined based on market conditions, with reference to recent observable real estate transactions involving properties in similar condition and location, as well as using valuations techniques such as the Direct Income Capitalization Method and the Discounted Cash Flow Method ("DCF"), in accordance with International Valuation Standards (IVS), as set out by the International Valuation Standards Committee (IVSC) or in accordance with the Royal Institution of Charted Surveyors (the "Red Book"), in addition to the local rules of valuation in the territories in which the Group operates.

The valuations of properties that were appraised by income method or discounted cash flows are based on the estimated future cash flows generated by the properties from current lease contracts, taking into account the inherent risk of the cash flow as well as by using estimations for potential rent contracts and renewal for rent contracts. In determining the property's fair values the appraisers used discount rates based on the nature and designation of the property, its location and the quality of the occupying tenants.

The investment properties are measured at level 3 according to the fair value hierarchy. In 2017, there were no transfers of investment property from level 3 and to level 3.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	INVESTMENT PROPERTY (Cont.)

c.	Following are the average capitalization rates (Cap Rates) and the average monthly market rent per square meter implied in the valuations of the Group's properties in its principal areas of operations:

	Northern Europe	Central and Eastern Europe *)	Israel	Brazil
Average cap rates	%
December 31, 2017	5.4	7.0	6.9	7.9
December 31, 2016	5.5	7.0	7.0	8.5

Monthly average market rent per square meters	EUR	EUR	NIS	BRL
December 31, 2017	26	13.0	136	92
December 31, 2016	26	13.0	133	66

*)	Market rent, as customary in these markets, excludes management fees.

The valuation of the Group's investment properties in Canada is mainly through the Income Method, therefore the impact of the change in monthly average market rent per square meter is minor and not disclosed above. For sensitivity analysis of net operating income, refer to the table below.

Following is the sensitivity analysis of the fair value of investment properties (effect on pre-tax income (loss)) for the main parameters that were used in the investment properties valuations in its principal areas of operations:

	Northern Europe	Central and Eastern Europe	Israel	Brazil
December 31, 2017	NIS in millions
Increase of 25 basis points in capitalization rate	(752)	(363)	(88)	(34)
Decrease of 25 basis point in capitalization rate	825	392	95	28
Increase of 5% in net operating rental income (NOI)	849	506	127	123
Increase of 5% in average market rent	1,133	564	144	94

d.	Investment properties under leasehold

As of December 31, 2017 the Group has 6 properties with aggregate fair value of NIS 1.8 billion held under an operating ground lease (2016 - 11 properties valued at NIS 2.2 billion) and 21 properties with aggregate fair value of NIS 5.6 billion held under a finance ground lease (2016 - 21 properties valued at NIS 5.2 billion).

As for liabilities relating to lease agreements of investment property, refer to Note 22.

e.	As for charges, refer to Note 28.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	INVESTMENT PROPERTY UNDER DEVELOPMENT

a.	Movement and composition

	December 31
	2017	2016
	NIS in millions
Balance as of January 1	2,212	2,612
Acquisitions and development costs	356	454
Transfers from (to) investment property, net	25	(470)
Transfer to assets held for sale due to discontinued operation	-	(94)
Deconsolidation	(499)	-
Transfer to inventory	-	(15)
Dispositions	(92)	(121)
Valuation losses, net	(105)	(122)
Foreign exchange differences	10	(32)
Balance as of December 31	1,907	2,212

Composition:
Lands held for sale (note 7)	5	99
Land for future development	1,400	1,538
Investment property under development	502	575
	1,907	2,212

b.	The fair value of investment property under development that includes shopping centers and other retail sites is determined based on market conditions, using the Residual Method based upon DCF. The fair value is determined by the Group companies’ managements and the external independent appraisers with recognized professional expertise and vast experience as to the location and category of the property being valued. The estimated fair value is based on the expected future cash flows from the completed project using yields adjusted to reflect the relevant development risks, including construction risk and lease up risk, that are higher than the current yields of similar completed property. The remaining estimated costs for completion are deducted from the estimated value of the completed project, as above.

Lands for future development are measured at fair value, using among other the Comparative Method (52.8% in fair value terms). In the implementation of the Comparison Method, the external appraisers and Group companies’ managements rely on market prices of similar properties, applying necessary adjustments (for location, size, etc.), and in cases where comparison transactions are not available, using the Residual Method as above, based on market yields adjusted as applicable.

The investment property under development and lands are measured at level 3 according to the fair value hierarchy. In 2017 there were no transfers of investment property under development and lands from level 3 and to level 3.

As of December 31, 2017, the fair value of approximately 89.4% of the investment property under development and lands has been assessed by external appraisers (approximately 89.4% during 2017), and the remainder was performed internally using standard valuation techniques, inter alia, based on market inputs received from the external appraisers.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	INVESTMENT PROPERTY UNDER DEVELOPMENT (Cont.)

c.	During 2017, the Group capitalized to property under development borrowing costs amounting to NIS 6 million (in 2016 - NIS 89 million). In 2016 direct incremental costs, including payroll expenses, amounting to NIS 20 million.

d.	Below is a sensitivity analysis of the fair value of investment property under development, excluding projects and land that are immaterial to the financial statements (impact on pre-tax income (loss)):

	Northern Europe	Central and Eastern Europe	Israel	Brazil
December 31, 2017
Increase of 5% in expected project cost	(36)	(41)	(3)	-
Increase of 5% in expected NOI	61	51	-	-
Increase of 25 basis points in capitalization rate	(56)	(28)	-	-
Decrease of 25 basis points in capitalization rate	62	35	-	-
Increase of 5% in the selling price per sq.m	-	20	12	-

*)	Including properties under redevelopment.

e.	As of December 31, 2017, the group owns 6 land plots under leasehold (2016-9 land plots) with a total value of NIS 320 million (2016 - NIS 620 million).

f.	As for charges, refer to Note 28.

NOTE 13:-	FIXED ASSETS, NET

a.	Composition

	December 31
	2017	2016
	NIS in millions
Buildings	49	28
Software, computers and office equipment	50	66
Other (mainly leasehold improvements)	45	58
	144	152

b.	Regarding depreciation expenses recognized in profit or loss, refer to Note 31.

c.	As for charges, refer to Note 28.

NOTE 14:-	INTANGIBLE ASSETS, NET

Composition

	December 31
	2017	2016
	NIS in millions

Goodwill (1) (2)	637	735
Value attributed to assets managed and leased (3)	61	72
Other	-	8
	698	815

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	INTANGIBLE ASSETS, NET (Cont.)

(1)	The carrying amount of goodwill by cash-generating units:

	CTY	FCR	Total
	NIS in millions
December 31, 2017	637	-	637
December 31, 2016	702	33	735

Movement in goodwill for the year ended December 31, 2017:

NIS in millions
Balance as of January 1	735
Realization of goodwill in respect of deconsolidation of FCR	(33)
Realization of goodwill in respect of sale of assets	(31)
Impairment of goodwill (2)	(13)
Foreign exchange differences	(21)
Balance as of December 31	637

(2)	Goodwill has been predominantly recognized due to the acquisition of assets by CTY in 2015. The goodwill was allocated to the cash generating units and for each, the recoverable amount was determined as of the reporting date.

In 2017, CTY recognized goodwill impairment in an amount of NIS 13 million, due to a reduction in a similar amount in the balance of deferred tax provision which is due to the decrease of tax rate in Norway, which explains part of the goodwill as referred to above.

(3)	Attributed to assets recognized as part of the business combination with Sektor in their fair value in respect of investment properties owned by third party that are managed by the Group as well as properties leased under finance lease by the Group.

NOTE 15:-	CREDIT FROM BANKS AND OTHERS

a.	Composition

		Weighted average interest rate
		December 31	December 31
		(*2017	2017	2016
	Denomination	%	NIS in millions
Credit from banks:	Unlinked NIS	2.6	67	114
	C$	-	-	45
		€0.3	1	27
	Norwegian Krone	0.8	2	14
Credit from other financial institutions:		€2.5	220	152
	Swedish Krona	1.1	148	423
	Norwegian Krone	1.2	147	-
Total short-term credit			585	775

*)	Variable interest.

b.	As for charges, see Note 28.

 GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	CURRENT MATURITIES OF NON-CURRENT LIABILITIES

Composition

		December 31
	Refer to	2017	2016
	Note	NIS in millions
Current maturities of debentures	19	1,265	2,047
Current maturities of debentures fully redeemed *)	19	-	321
Current maturities of convertible debentures	20	-	296
Current maturities of interest bearing non-current liabilities	21	50	379
		1,315	3,043

*)	On December 31, 2016 there was the date of final redemption of debentures (series B and F) of the Company. The debentures were fully redeemed in January 2017, since the redemption date fell on a non-business day, therefore the actual payment accrued on the first business date afterward.

NOTE 17:-	TRADE PAYABLES

a.	Composition

	December 31
	2017	2016
	NIS in millions
Open accounts and accrued expenses	102	375
Checks payable	11	2
	113	377

b.	Trade payables do not bear interest. As for linkage basis of trade payables, see Note 35.

NOTE 18:-	OTHER ACCOUNTS PAYABLE

a.	Composition

	December 31
	2017	2016
	NIS in millions
Interest payable	286	519
Government institutions	32	72
Deferred income and deposits from tenants	149	229
Employees	68	99
Dividend payable to non-controlling interests	-	101
Payables for real estate transactions	-	334
Other provisions (including for legal proceedings)	177	235
Accrued expenses	203	205
Dividend payable to shareholders of the Company	68	-
Other payables	48	26
	1,031	1,820

b.	As for linkage basis of other accounts payable, see Note 35.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	DEBENTURES

a.	Composition

			Outstanding par	Nominal	Effective	Carrying amount
			value	Interest	interest	December 31
			amount	rate	rate	2017	2016
			NIS			NIS
The Company:	item	Denomination	in millions	%	%	in millions
Debentures (series A)		U.S.$	-	6.50	6.18	-	35
Debentures (series C)		Israeli CPI	349	4.95	4.88	430	616
Debentures (series D)		Israeli CPI	2,069	5.10	5.02	2,437	2,431
Debentures (series E)		NIS **)	-	0.80	1.32	-	553
Debentures (series I)		Israeli CPI	458	5.30	5.58	533	557
Debentures (series J)	b5	Israeli CPI	683	6.50	5.76	775	794
Debentures (series K)	b2	Israeli CPI	2,653	5.35	4.35	2,845	2,860
Debentures (Series L)	b1	Israeli CPI	2,958	4.00	3.67	3,031	3,038
Total of the Company *)						10,051	10,884
Consolidated companies:
FCR debentures		C$	-	4.57	4.63	-	7,260
CTY debentures	c		€6,230	2.60	2.65	6,186	6,575
CTY debentures	c	Norwegian Krone	1,013	3.42	3.43	1,005	620
CTY debentures	c	Norwegian Krone **)	528	2.42	2.42	525	554
ATR debentures	d		€3,461	3.77	3.78	3,530	3,473
						21,297	29,366
Less - current maturities of debentures						1,265	2,047
						20,032	27,319

*)	As for cross-currency swap transactions entered in respect of part of the debentures, see Note 35c.
**)	Variable interest.

Maturity dates

	December 31, 2017
						Year 6
						and
	Year 1	Year 2	Year 3	Year 4	Year 5	thereafter	Total
Denomination	NIS in millions
NIS linked to Israeli CPI	1,265	1,489	1,158	975	711	4,453	10,051
	€-	-	3,474	-	3,356	2,886	9,716
Norwegian Krone	-	-	-	524	-	1,006	1,530
	1,265	1,489	4,632	1,499	4,067	8,345	21,297

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	DEBENTURES (Cont.)

b.	Additional information on the Company’s debentures

1.	The Company has outstanding debentures (series L), in which the Company has agreed to comply with the following primary covenants: maintain minimum shareholders’ equity (excluding non-controlling interests) of U.S.$ 650 million during every four consecutive quarters; Ratio of net financial debt to total assets of less than 80% during every four consecutive quarters; credit rating (Israeli scale) in the last of the said four quarters shall be not less than BBB- by S&P Maalot and Baa3 by Midroog: Absence of change of control; In addition, any event in which the Company will be required to immediately redeem its listed debenture in an amount no less of the greater of (i) NIS 200 million, and (ii) 10.0% of its shareholders’ equity (excluding non-controlling interests), would trigger immediate redemption. In addition, it was determined that a downgrade will cause a rise in interest rate by up to 1% by the steps agreed. As of the reporting date, the Company is in compliance with the above covenants.

2.	The Company has outstanding debentures (series K), in which the Company has agreed to comply with the following primary covenants: maintain minimum shareholders’ equity (net of non-controlling interests) of U.S.$ 500 million during four consecutive quarters; ratio of net interest-bearing debt to total assets not to exceed 80% during four consecutive quarters; credit rating of its debentures in the last of the four abovementioned quarters higher than S&P Maalot’s BBB- rating and Midroog’s Baa3 rating; and the absence of change in control. In addition, any event in which the Company will be required to immediately redeem its listed debentures in an amount of at least the greater of: (i) NIS 300 million and (ii) 12.5% of shareholder’s equity (net of non-controlling interests) would trigger immediate redemption. In addition it was determined that a downgrade will cause a rise in interest rate by up to 1% by the steps agreed. As of the reporting date, the Company is in compliance with the above covenants.

3.	During 2017, the Company repurchased debentures with a par value of NIS 65 million (Series A, C, E and I) through market trades for a consideration of NIS 77 million. The purchase had no material impact on the Company’s financial statements. The repurchased debentures were cancelled and delisted.

4.	On August 2, 2017 reaffirmed S&P Maalot the credit rating of all of the outstanding debentures of the Company at ‘ilAA-’, with a stable outlook.

On March 7, 2018, S&P Maalot updated the credit rating of the secured debentures (Series J) of the Company to ‘ilAA’, with a stable outlook.

On November 21, 2017 reaffirmed Midrug the credit rating of all of the outstanding debentures of the Company at ‘Aa3.il’, with stable outlook.

5.	For a charge recorded to secure repayment of debentures (series J), see Note 28(1).

c.	CTY debentures

1.	In September 2017, CTY issued to the public EUR 107 million par value (NIS 451 million) of unsecured debentures, which bear annual interest at a rate of 2.75% and are due for repayment on September 22, 2025.

2.	Within the framework of the debenture offering, CTY committed to maintain a ratio of total debt to total value of assets and a ratio of secured debt to total value of assets that will not exceed 65% and 25%, respectively. In addition, change of control as defined in the debentures agreement will entitle the holders the right of early redemption of the debentures. As of the reporting date, CTY is in compliance with these covenants.

d.	ATR debentures

1.	Within the framework of the debenture offering, ATR committed to maintain a ratio of total debt to total value of assets and a ratio of secured debt to total value of assets that will not exceed 60% and 40%, respectively. In addition, Minimum consolidated debt coverage ratio (adjusted EBITDA to interest expenses) of no less than 1.5 and a ratio of consolidated unencumbered assets to consolidated unsecured debt of no less than 150%. As of the reporting date, ATR is in compliance with these covenants.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	CONVERTIBLE DEBENTURES

Composition

		Outstanding
		par	Nominal	Effective	Carrying amount
		value	Interest	interest	December 31
		amount	rate	rate	2017	2016
		NIS			NIS
	Denomination	in millions	%	%	in millions
FCR (series E,F,I,J) **)	C$	606	4.96	*) 6.12	-	592
Less - current maturities					-	296
					-	296

*)	Weighted average interest rate.
**)	For details regarding the deconsolidation of FCR, refer to note 8E.

NOTE 21:-	INTEREST-BEARING LOANS FROM BANKS AND OTHERS

a.	Composition

	In NIS	In NIS
	linked	non				Swedish	Norwegian
	to CPI	linked	In C$	In US$	In €	Krona	Krone	Total
	NIS in millions
December 31, 2017
Banks	358	106	352	1,700	974	-	420	3,910
Other financial institutions	164	-	-	601	-	-	-	765
Total	522	106	352	2,301	974	-	420	4,675
Current maturities	11	2	-	32	5	-	-	50
Net of current maturities	511	104	352	2,269	969	-	420	4,625
December 31, 2016
Total	531	299	3,162	3,106	1,019	2	443	8,562
Net of current maturities	520	297	2,828	3,082	1,013	-	443	8,183

The composition of classification of loans by fixed or variable interest rate:

	In NIS	In NIS
	linked	non				Swedish	Norwegian
	to CPI	linked	In C$	In US$	In €	Krona	Krone	Total
	NIS in millions
December 31, 2017
Fixed interest rate	522	-	-	601	-	-	-	1,123
Weighted average effective interest rate (%)	2.5	-	-	5.8	-	-	-
Variable interest rate	-	106	352	1,700	974	-	420	3,552
Weighted average effective interest rate (%)	-	2.9	3.2	3.6	2.3	-	2.2

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	INTEREST-BEARING LOANS FROM BANKS AND OTHERS (Cont.)

b.	Maturity dates

	In NIS	In NIS
	linked	non				Swedish	Norwegian
	to CPI	linked	In C$	In US$	In €	Krona	Krone	Total
	NIS in millions
December 31, 2017
Year 1 - current maturities	11	2	-	32	5	-	-	50
Year 2	354	16	-	1,229	420	-	-	2,019
Year 3	4	2	135	280	7	-	-	428
Year 4	1	2	217	255	8	-	-	483
Year 5	51	84	-	159	8	-	420	722
Year 6 and thereafter	101	-	-	346	526	-	-	973
	511	104	352	2,269	969	-	420	4,625
	522	106	352	2,301	974	-	420	4,675

c.	As for charges, refer to Note 28.

d.	Contracted restricted and financial covenants

Certain loans and credit facilities which the Company and its subsidiaries obtained in the ordinary course of business, include customary financial and other covenants that a breach in the covenant will cause immediate redemption, among which are the following:

1.	The Company

a)	Ratio of actual drawn credit to market value of securities (marketable securities of public Company’s) in the maximum range of 50% to 80% as was determined in the credit agreements.

b)	Minimum shareholders’ equity (excluding non-controlling interests) of NIS 3.75 billion for the Company.

c)	Ratio of net interest bearing liabilities to value of total assets, based on consolidated financial statements, shall not exceed 75%.

d)	Ratio of net interest bearing liabilities to value of total assets, based on expanded solo financial statements (the Company and other fully owned private entities) of the Company, shall not exceed 77.5%, based on the equity method accounting.

e)	Equity attributable to equity holders of ATR shall not be less than € 1.5 billion.

f)	Liabilities bearing net interest of ATR to total consolidated balance sheet of ATR shall not be higher than 45%.

g)	Ratio of actual debt to value of securities (pledged CTY shares which fair value is the average of its market value and net asset value) shall not exceed 70%.

h)	The Company’s average quarterly EPRA Earnings, calculated according to the European Public Real Estate Association, over any two consecutive quarters, shall not be less than NIS 60 million.

i)	The ratio of total equity (including equity loans, but excluding minority interests, derivatives at fair value and the tax effect with respect thereto) to the total assets of CTY shall not be less than 30%.

j)	The ratio of shares pledged to the bank shall not be less than 15% of the issued and paid up share capital of CTY and also that, in the event of a financial institution (which is not a financial manager of others or for others) holding CTY shares for itself at a rate in excess of 15%, the Company shall pledge additional CTY shares to the bank so that the pledged shares as a percentage of the total issued and paid up capital of CTY shall be at least 5% higher than the percentage held by the aforementioned financial institution in the issued and paid up capital of CTY, but not more than 30.1% of the issued and paid up capital of CTY.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	INTEREST-BEARING LOANS FROM BANKS AND OTHERS (Cont.)

k)	The ratio of CTY shares held directly and indirectly by the Company shall not be less than 30% of the share capital of CTY.

l)	Ratio of CTY’s EBITDA (with certain adjustments) to CTY’s net financial expenses shall not be less than 1.6.

m)	The ratio of FCR shares held directly and indirectly by the Company shall not be less than 20% of the share capital of FCR.

n)	Ratio of FCR’s net financial debt according to the portion of FCR shares pledged to the bank, with the addition of the leverage that is reflected by the amount of utilized bank credit out of the total credit facility, to FCR’s EBITDA shall not exceed 14.2 and shall not exceed 13.5 over any three consecutive quarters.

o)	Ratio of quarterly dividend from FCR shares secured to a credit facility, to the actual quarterly interest payments on the credit facility over any three consecutive quarters shall not be less than 1.5 (or 1.75, if shareholders equity lower than NIS 5.5 billion or the ratio of the consolidated net financial debt exceeds 62.5%).

p)	Ratio of FCR’s EBITDA to FCR’s finance expenses shall not be less than 1.55 or 1.75 over three consecutive quarters.

q)	Ratio of FCR’s proportional of net financial debt, with the addition of the utilized credit out of the total credit facility, to the proportion of calculated FCR’s real estate value (by the ratio of FCR’s shares that are pledged) shall not exceed 82% and shall not exceed 80% over any three consecutive quarters.

r)	Ratio of quarterly dividend from FCR shares secured to a credit facility shall not be less than CAD 0.8 per share.

s)	Ratio of FCR’s net debt to net assets shall not exceed 65%.

t)	Ratio of debt service (EBITDA to principal and interest payments) shall not be less than 1.5.

2.	CTY

a)	Ratio of shareholders’ equity (plus debt components with equity characteristics) to total assets shall not be less than 32.5%.

b)	Minimum debt coverage ratio (EBITDA to net interest expense) of 1.8.

3.	ATR

Financial ratios such as debt to value of total assets and debt coverage ratios.

4.	Gazit Development

Shareholders’ equity shall not be less than NIS 425 million and the shareholders’ equity including owners loans shall not be less than 25% of total assets; debt coverage ratios and debt to value of collateral; financial debt to NOI; negative pledge on some properties.

5.	The Company’s investees have other customary financial covenants, such as debt coverage ratios for principal and/or interest, leverage ratios and ratio of NOI to debt among others.

Furthermore, in certain loan documents of the Company and its investees, there are customary provisions for immediate loan repayment, including: change of control in a company or in companies whose securities are pledged to secure credit, restructuring, certain material legal proceedings (including dissolution and liquidation of assets, as well as court judgments), discontinued operations, suspension of trading of securities pledged to secure credit or of securities of the Company cross default under certain conditions, holding minimum interest in investees by the Company, minimum value of unsecured assets, service of certain officers etc.

As of December 31, 2017, the Company and its subsidiaries are in compliance with all the aforementioned covenants.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	OTHER LIABILITIES

a.	Composition

	December 31
	2017	2016
	NIS in millions
Tenants’ security deposits (1)	60	61
Leasing liabilities for investment properties	184	185
Deferred purchase price of investment property	-	5
Other liabilities	15	32
	259	283

(1)	Tenants’ security deposits are received to secure the fulfillment of the terms of the lease agreements. Deposits are refunded to the tenants at the end of the rental period, primarily linked to the Euro.

b.	As for the linkage basis of other financial liabilities, refer to Note 35.

NOTE 23:-	EMPLOYEE BENEFIT LIABILITIES AND ASSETS

The Group provides post-employment benefit plans. The plans are generally financed by contributions to insurance companies, pension funds and provident funds and are classified both as defined contribution plans and as defined benefit plans, as follows:

a.	Under labor laws and severance pay laws in Israel and Brazil, the Group is required to pay benefits to employees upon dismissal or retirement in certain circumstances. The calculation of the Company’s employee benefit liability is made based on valid employment contracts and based on the employees’ salary which establishes the entitlement to receive post-employment benefits.

Section 14 of the Severance Pay Law in Israel (1963) applies to the compensation payments, pursuant to which current contributions paid by the Group in pension funds and/or in form of insurance policies release the Group from any additional liability to employees for whom such contributions were made (defined contribution plan).

b.	The liabilities of the Group in other countries in which its operates are normally financed by contributions to pension funds, social security, medical insurance and others and by payments which the employee bears (such as for disability insurance) as required by domestic law and therefore essentially defined as contribution plans. Additional payments for sick leave, severance termination benefits and others are at Group companies’ discretion, unless otherwise provided for in a specific employment contract.

c.	Provision for severance benefits recognized in the financial statements on the date the decision was made concerning the dismissal, in countries where the Group has a legal or constructive obligation for their payment.

d.	The amounts accrued in pension funds, officers’ insurance policies, other insurance policies and in provident funds are on behalf of the employees and the related liabilities are not reflected in the statement of financial position as the funds are not controlled and managed by the Company or its subsidiaries.

All of the Group’s post-employment benefit plans do not have a material effect on the financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24:-	TAXES ON INCOME

a.	Tax laws applicable to the Group in Israel

1.	Capital gains/losses

The capital gain tax rate applicable to Israeli resident companies is the corporate tax rate, see section 4 below.

2.	Taxation of dividend income

Pursuant to paragraph 126(b) to the Income Tax Ordinance (the “Ordinance”), income from distribution of profits or from dividends originating from income accrued or derived in Israel which was received, directly or indirectly, from another entity subject to the corporate tax in Israel is not included in the computation of the Company’s taxable income.

Dividends that the Company receives from a foreign entity are taxed in Israel at the corporate tax, as mentioned in section 4 below, and credit is given for the tax withheld on the dividends overseas (direct credit). Excess direct credit may be carried forward to future years over a period of not more than five years.

Nonetheless, at the Company’s request and subject to certain conditions, the Company may elect to implement an alternative under which the corporate tax rate will be imposed, as mentioned in section 4 below, on the gross income from which the dividend was distributed (the dividend distributed plus the tax withheld and the corporate tax paid on the income in the foreign countries) and a credit will be given for the foreign tax paid on the income from which the dividend was distributed in the foreign company (indirect credit) and the tax withheld in the foreign country. It should be noted that indirect credit is eligible down to two tiers only and is subject to certain conditions. Excess indirect credit cannot be carried forward to future years.

3.	Capital gain/loss from sale of shares in subsidiaries

A real capital gain by the Company on the sale of its direct holdings in one or more of the Group’s foreign companies is taxed in Israel and credit is given for the foreign tax paid overseas on the capital gain from that sale, subject to the provisions of the relevant treaty for avoidance of double taxation.

4.	Tax rates applicable to the Group companies in Israel

The following are Israeli corporate tax rates for 2015-2017:

2015- 26.5%

2016- 25%

2017- 24%

In December 2016, the Economic Efficiency Law (Legislation Amendments for the Implementation of the Economic Policy for Budget Years 2017 and 2018), 2016 was approved. The law provides, inter alia, for the reduction of the corporate tax rate from 25% to 24%, with effect from January 1, 2017 and to 23% commencing on January 1, 2018.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24:-	TAXES ON INCOME (Cont.)

b.	Taxation in the U.S.

As of 2017, the remaining U.S. resident Group companies are subject to corporate tax at the normal rates in the U.S. (Federal tax at a rate of up to 35% and State and City taxes). Upon distribution of dividends from the U.S. to the company, 12.5% reduced withholding tax rate applies in accordance with the tax treaty between Israel and the U.S., provided that the company holds at least 10% of the distributing company.

Additionally, on December 22, 2017, a comprehensive tax reform was approved in the United States, which, inter alia, reduces the U.S. corporate tax rate to 21%, with effect from January 1, 2018.

The Company has remeasured deferred tax assets and liabilities in the United States to reflect the change in legislation. The resulting tax benefit is estimated at NIS 426 million.

c.	Taxation in Canada

The taxable income of the Group companies is subject to the effective corporate tax (Federal and Provincial) which ranges between 25% and 31%. A Canadian resident company that realizes a capital gain is taxed in Canada only on half of the capital gain. Subject to certain conditions, a Canadian resident company that receives dividends may not be taxable in Canada or the dividends may have no effect on the taxable income of a Canadian resident company that receives the dividend. According to FAPI (Foreign Accrual Property Income) rules, a Canadian resident company may be liable to tax in Canada on undistributed passive income of a foreign company and receive a relief for foreign tax imposed on this income. Generally, distribution of dividends from a Canadian resident company to a foreign resident is subject to withholding tax of 25%. Reduced tax rates may be valid based on the relevant tax treaty (if applicable). According to the tax treaty between Israel and Canada, payments of dividends and interest are subject to a reduced withholding tax rate of 15%. On January 1, 2017, a new treaty came into effect that reduces the aforesaid rates of withholding of tax at source (hereafter - “the New Treaty”)., Pursuant to the New Treaty, the rate of tax to be withheld at source on dividend distribution was reduced to 5% for recipient companies with holdings in excess of 25%, and the rate of tax to be withheld at source on interest was reduced to 10% (or 5% for interest payable to financial institutions).

d.	Taxation in Finland

The corporate tax rate in Finland in 2017 is 20%. The dividend withholding tax rate upon distribution from Finland to Israel is 5% pursuant to the tax treaty between Israel and Finland (only if the share of holding is higher than 10%, otherwise the withholding tax rate is 15%). Due to the change of legislation in Finland, starting from January 1, 2014 the withholding tax will apply also on return of capital. The Company received a pre-ruling from the Tax Authority in Finland that entitles the Company to demand a refund from the aforesaid Tax Authority for tax deducted in Finland that cannot be claimed in Israel.

e.	Taxation in Norway

Operations in Norway are carried out through a Norwegian company that is owned by CTY. The corporate tax rate in Norway in 2016 is 25% starting 2017 the corporate tax reduced to 24%. Usually, under domestic law, the tax rate on a dividend distribution from Norway is 25%. A lower tax rate might be possible under various tax treaties. In the case of a dividend distribution to member states of the EEA, the rate is 0% (except in specific instances).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24:-	TAXES ON INCOME (Cont.)

f.	Taxation in Sweden

The operations in Sweden are carried out by Swedish resident companies that are held by CTY. Generally, the corporate tax rate in Sweden is 22%. Tax rate for dividends distribution by a Swedish resident company under the domestic law is 30%. Reduced tax rate may be possible under various tax treaties. In the case of a dividend distribution to member states of the EEA, the rate is 0% (except in specific instances).

g.	Taxation in Netherlands

A Dutch company is subject to a 25% corporate tax in the Netherlands (20% corporate tax applies on income up to the amount of EUR 200 thousands-starting January 1, 2018 applies on income up to the amount of EUR 250 thousands). Under certain conditions, income of the Dutch company from its holdings in Germany would be tax exempt in the Netherlands. According to the tax treaty between Israel and Netherlands, in 2017, distribution of dividends to an Israeli resident company by a Dutch resident company will be subject to withholding tax of 5% in the Netherlands (only if the share of holding is higher than 25%, otherwise the withholding tax rate is 15%). Additionally, following a change in legislation in Netherlands, starting January 1, 2018, the rate of tax to be withheld at a source on dividend distribution reduce to 0%, under certain conditions.

h.	Taxation in Germany

Generally, the corporate tax rate (including the solidarity tax) in Germany is 15.825% (assuming that the company is not subject to trade tax). Distribution of profits from a German resident partnership to the Dutch resident company partners is not liable to tax in Germany according to domestic law. Payment of interest to a foreign resident from Germany is exempt from withholding tax in Germany according to the domestic law except certain circumstances. Capital gains on disposition of holdings in Germany may be liable to tax in Germany, however, 95% of the gain may be tax exempt in Germany if the conditions of the German participation exemption apply.

i.	Taxation in Jersey Island

The corporate tax rate on the Island of Jersey is 0% (except in relation to specific fields of activity which are subject to tax at a rate of 10% or 20%). The rate of tax to be withheld at a source on dividend distribution from Jersey to Israel is usually 0% and capital gains are not taxed in Jersey.

Operations in Jersey are carried out through Jersey companies that are owned by ATR. The corporate tax rate in ATR’s principal regions of operation is 19% in Poland and the Czech Republic and 21% in Slovakia, while in Russia (federal and regional) the effective corporate tax rate ranges from 15.5% to 20%.

j.	Taxation in Poland

The corporate tax rate in Poland is 19% and, under domestic law, the tax rate on a dividend distribution from Poland is also 19%. A lower tax rate might be possible under various tax treaties. Operations in Poland are carried out through Polish companies owned by ATR. During 2015, the Group finalized the implementation of a new holding structure of several of the Polish properties under as a Polish investment fund. Under the new structure, profits from these properties will be taxed at the fund level. The Polish investment fund is exempt from corporate tax in Poland, including on capital gains. A distribution of earnings from the fund is not subject to tax withholdings. Until the end of 2016, the Polish investment fund was exempt from corporate tax in Poland, including capital gains. Following a legislation change in Poland, effective from January 1, 2017, restrictions have been placed on the tax exemptions that apply to investment funds of this type.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24:-	TAXES ON INCOME (Cont.)

Additionally, in December 2017, a legislation amendment was published in Poland that includes, inter alia, provisions concerning the offsetting of losses as well as thin capitalization rules that restrict the deduction of financing expenses in Poland.

Furthermore, commencing on January 1, 2018, minimum alternative tax will be imposed on commercial properties at the rate of 0.42% of the cost of the property for tax purposes. This tax will only apply to properties with a value in excess of PLN 10 million, and us allowed as a deduction for tax purposes.

Also, after reporting date, several indirect subsidiaries in Poland were issued transfer pricing assessments.

k.	Taxation in Brazil

The effective tax rate on companies in Brazil (having a turnover in excess of BRL 240 thousand) is 34%. The tax rate on a dividend distribution from a Brazil-resident company, under domestic law, is 0%, except in specific instances. Operations in Brazil are carried out mainly through real estate funds. The real estate funds are exempt from tax on their income, if certain conditions are fulfilled. A distribution of earnings from the funds to foreigners and locals is subject to tax withholdings at the rate of 15% and 20%, respectively.

l.	Finalized tax assessments

The Company has finalized its tax assessments through 2014. The Company’s wholly owned subsidiaries in Israel have finalized their tax assessments through 2014 (and some of them through 2015).

m.	Subsidiaries disputed tax assessments

In June 2012, two indirectly-owned Israeli subsidiaries were issued with tax orders according section 152 (b) to the Ordinance in relation to the tax years 2007-2010 and 2008-2010, respectively, since their claim to be House Property Companies as defined in Section 64 of the Ordinance was not accepted. Accordingly, the tax orders did not allow the gain that arose from the sale of a real estate asset by one of the companies in question to be offset against accumulated losses in the subsidiary.

On June 26, 2014, the aforementioned subsidiaries were issued with assessments under Section 145(A)(2)(b) of the Ordinance in relation to the 2011 and 2012 tax years regarding the same argument. On June 28, 2015, tax orders were issued in relation to the 2011-2012 tax years And on July 19, 2015, the indirectly-owned subsidiaries were issued with a best judgment assessments in relation to the 2013 tax year. The indirect subsidiaries appealed the orders for the years 2007-2010 to the Tel Aviv District Court and a notice of appeal was filed with respect to the years 2011-2012. The order for 2013 was contested. .

On August 29, 2017, the Tel Aviv District Court issued a ruling for tax years 2007-2010, which rejects the appeal and determines that the indirect subsidiaries are not deemed as house-property companies in accordance with Section 64 of the Ordinance.

In January 2018, an assessment agreement was signed between the Assessment Officer and the indirect subsidiary for the years 2007-2015, in settlement of all disputes in the file.

Additionally, during December 2015, an indirectly-owned subsidiary was issued with a best judgment assessment in regard to various issues, including in relation to the allow ability of finance expenses and additional issues, this being in relation to the 2011 tax year. The nominal tax being demanded by this assessment is NIS 4.8 million. The indirectly-owned subsidiary has lodged an objection against this assessment. On February 22, 2017 a final tax assessment for the years 2011-2014 was signed regulating all the disputes expects the claim regarding House Property Companies, which, as aforesaid, was settled as part of the assessment agreement signed in January, 2018.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24:-	TAXES ON INCOME (Cont.)

n.	Merger of subsidiaries in Israel

On January 7, 2018, an Israeli subsidiary was granted an approval from the Israeli Tax Authority for merger into an indirect subsidiary (the “Absorbing Company”), together with two indirect subsidiaries of the Company. The merger was scheduled for December 31, 2016.

o.	Carry-forward losses for tax purposes as of December 31, 2017

The Company and its wholly-owned Israeli resident subsidiaries have carry-forward losses for tax purposes. With respect to the tax benefit associated with such losses, the Group has recognized deferred tax assets amounting to NIS 207 million as of the reporting date (2016 - NIS 175 million), which have been offset against the deferred tax liability of the Company.

The Company’s Canadian resident subsidiaries have carry-forward losses for tax purposes amounting to NIS 35 million, of which a recognized deferred tax asset represents approximately NIS 3 million. The carry-forward losses may be utilized over a 16-year period, which expires between 2032-2033.

The Company’s partially-owned Finnish resident subsidiary and its subsidiaries have carry-forward losses for tax purposes amounting to NIS 430 million (2016 - NIS 645 million), for which deferred tax assets have been recognized at an amount of NIS 73 million.

The Company’s partially-owned Jersey Island resident subsidiary and its subsidiaries have carry-forward losses for tax purposes amounting to NIS 1.9 billion (2015-NIS 1.9 billion), for which deferred tax assets have been recognized at an amount of NIS 20 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24:-	TAXES ON INCOME (Cont.)

p.	Deferred taxes, net:

The composition and movement in deferred taxes are as follows:

	Investment
	properties
	and
	depreciable	Carry-
	fixed	forward
	assets	losses	Others	Total
	NIS in millions
Balance as of January 1, 2015	(3,840)	286	14	(3,540)
Initially consolidated subsidiaries	(1,866)	165	117	(1,584)
Amounts carried to foreign currency translation reserve	448	(24)	20	444
Amounts carried to other comprehensive Income	-	-	11	11
Amounts carried to other capital reserves	128	(3)	-	125
Amounts carried to income statement	193	(35)	(215)	(57)
Reclassification due to assets held for sale	45	-	-	45
Balance as of December 31, 2015	(4,892)	389	(53)	(4,556)
Discontinued operation	-	(39)	6	(33)
Amounts carried to foreign currency translation reserve	55	(3)	(1)	51
Amounts carried to other comprehensive loss	-	-	(2)	(2)
Amounts carried to other capital reserves	65	(1)	-	64
Amounts carried to income statement *)	(580)	178	(125)	(527)
Reclassification due to assets held for sale	1,209	-	-	1,209
Balance as of December 31, 2016	(4,143)	524	(175)	(3,794)
Deconsolidation of previously consolidated subsidiary	1,721	(81)	(1,295)	345
Amounts carried to foreign currency translation reserve	246	(13)	1	234
Amounts carried to other comprehensive income	-	-	(10)	(10)
Amounts carried to income statement	(37)	(217)	766	512
Classification to institutions	-	85	-	85
Reclassification due to assets held for sale	9	-	-	9
Balance as of December 31, 2017	(2,204)	298	(713)	(2,619)

*)	An expense in the amount of NIS 149 million was recognized in discontinued operation.

The deferred taxes are calculated at tax rates ranging between 6.8% and 24% (the tax rates applicable include federal and state tax).

The utilization of deferred tax assets is dependent on the existence of sufficient taxable income at the losses amount in the following years.

Deferred taxes are presented as follows

	December 31
	2017	2016
	NIS in millions
Within non-current assets	20	15
Within non-current liabilities	(2,639)	(3,809)
	(2,619)	(3,794)

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24:-	TAXES ON INCOME (Cont.)

q.	Taxes on income (tax benefit) included in the income statements

	Year ended December 31
	2017	2016	2015
	NIS in millions
Current taxes **)	147	32	77
Taxes in respect of prior years ***)	38	20	100
Deferred taxes ****)	(512)	101	(430)
	(327)	153	(253)

*)	Reclassified, refer to Note 2dd.

**)	Current income taxes include capital gain tax, withholding tax from interest and dividends paid by foreign subsidiaries to the Company, current tax expenses of subsidiaries of the Group companies operation, as well as current tax income recorded against current tax recognized in other comprehensive income, see Note 26e.
***)	In 2015 includes deferred taxes in respect of prior years in amount of NIS 75 million.
****)	As a result of the reduced tax rate, subsidiaries of the Company recognized tax income of NIS 421 million.

r.	Taxes on income relates to other comprehensive income and to other equity items

With respect to income tax relates to other comprehensive income and other equity line items, see Notes 24p and 26e.

s.	Below is the reconciliation between the statutory tax rate and the effective tax rate:

	Year ended December 31
	2017	2016*)	2015*)
	NIS in millions
Income before taxes on income	1,203	817	112
Statutory tax rate	24.0%	25.0%	26.5%
Tax calculated using statutory tax rate	289	204	30
Increase (decrease) in taxes resulting from permanent differences - the tax effect:
Tax exempt income, income subject to special tax rates and nondeductible expenses *)	(142)	(102)	58
Change in taxes resulting from carry-forward tax losses and other temporary differences for which no deferred taxes were provided, net	122	170	77
Tax effect in respect of new holding structure in Poland (Note 25j above)	-	-	(428)
Taxes with respect to prior years	30	20	105
Deferred taxes due to changes in tax rates	(442)	(44)	(53)
Taxes with respect to Company’s share in earnings of equity- accounted investees, net	(129)	(26)	(31)
Difference in tax rate applicable to income of foreign companies and other differences	(55)	(69)	(11)
Taxes on income	(327)	153	(253)
Effective tax rate	0.0%	18.8%	0.0%

*)	Reclassified, refer to Note 2dd.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	Engagements

1.	ATRs’ agreement

An agreement signed between the Company and ATR in 2008 (as amended in January 2015) provides for its rights in ATR, as reflected in the Articles of Association of ATR, including the right to appoint up to four members of ATR’s Board of Directors, the right to determine the identity of the Chairman of ATR’s Board of Directors and the right to appoint the majority of the members of the Nominations Committee of ATR’s Board of Directors. Additionally, ATR granted the Company rights of veto in connection with the making of material decisions at ATR, including the appointment of ATR’s CEO. The aforesaid rights are subject to the holding of a minimum number of ATR shares by the Company.

2.	Shareholder’s agreement in connection with CTY

In 2014, the Company has entered into an agreement with CPP Investment Board European Holdings s.ar.l (“CPPIBEH”), under which the Company undertook to support the appointment of up to two directors for the board of directors of CTY that will be recommended by CPPIBEH and CPPIBEH undertook to support the appointment of up to three directors for the board of directors of CTY that will be recommended by the Company. In addition, the Company shall grant CPPIBEH a tag-along right for a sale of CTY shares to the extent higher than 5% of CTY’s shares during a 12-month period under certain conditions. The agreement will terminate at the earlier of: (1) 10 years from the signature date, (2) the holding by CPPIBEH of less than 10% of CTY’s shares, or (3) the holding by the Company of less than 20% of CTY’s shares.

3.	Governance agreement with REG

The Company entered into a governance agreement with REG, pursuant to which the number of directors in REG will be increased by three, from nine to twelve: two independent directors on behalf of EQY (the reappointment of whom at the following general meeting of REG is not certain or assured) and one director on behalf of the Company, as described below. The first director appointed on behalf of the Company was Mr. Chaim Katzman, who had served as Non-Executive Vice Chairman of and a Director in REG until February 2018. REG has undertaken to pursue the appointment of a director on behalf of the Company as long as the Company holds at least 7% of the share capital in REG as recorded on the date of the merger transaction, provided that the identity of a director that the Company may request to appoint in place of Mr. Katzman is reasonably approved by the Board of Directors of REG. To the date of the report, the Company has not exercised its right to appoint another director in lieu of Mr. Katzman.

The governance agreement also provides for a standstill period, during which the Company may not carry out the main following actions: (1) acquisition of shares in REG resulting in the holding by the Company of more than 18% of the share capital in REG; (2) engagement in a voting agreement relating to the shares, a merger agreement or a change of control in REG, unless such transaction has been approved by the Board of Directors of REG; (3) convening a meeting of the equity holders in REG; (4) appointing additional representatives on its behalf to the Board of Directors of REG; and (5) altering or influencing the management, Board of Directors, organizational structure and policy of REG (including the dividend distribution policy). Additionally, for the duration of the standstill period, the Company undertakes to vote at the general meetings of REG in favor of the appointment of all directors nominated by the Board of Directors of REG and against any proposal to dismiss a director or to change the size of the Board of Directors. The standstill period commenced on the date of completion of the merger transaction and end on the later of: (1) two years from the date of completion of the merger transaction; (2) six months from the date on which the Company’s holding in REG falls below 7% of the share capital as recorded upon completion of the transaction; (3) six months from the date on which the Board of Directors of REG no longer includes a director appointed on behalf of the Company.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

The Company was also granted certain information privileges, primarily as required for its reports and for registration rights in relation to its holding in REG shares.

4.	Until October 2016 the Group was a party to a lease agreement for an aircraft for business use by the Group’s executives which ended following the acquisition of the aircraft by the Company. The lease was classified as an operating lease according to IAS 17. The annual lease payment was approximately U.S. $ 2.5 million. In addition, the Group entered into an agreement with a third party which will provide operating services and maintenance for the aircraft in consideration for fixed annual service fees of approximately one million U.S. dollar plus variable expenses based on the extent of use of the aircraft.

In 2016, following its approval by the Audit Committee, the Company’s Board of Directors approved a procedure dealing with the mixed use of the Company aircraft, pursuant to which passengers who are not involved in the Group’s business, including relatives of the Company’s controlling shareholder, are permitted to travel on flights made for the Company’s business purposes. The procedure also prescribes a mechanism for paying the Company for such usage (other than the wife of the President of the Company accompanying him on business trips).

5.	The Group’s companies have entered into operating lease agreements with tenants occupying their properties. The following details the minimum lease fee receivable in respect to the lease agreements:

December 31
2017
NIS in millions
Year 1	1,137
Year 2 to 5	3,262
Year 6 and thereafter	777
Total	5,176

6.	As for engagements with related parties, refer to Note 36.

b.	Guarantees

1.	As of December 31, 2017, the Company’s subsidiaries are guarantors for loans from various entities in respect of investment properties under development, which they own together with partners and for bank guarantees, which were provided in the ordinary course of business, in the aggregate amount of approximately NIS 179 million (December 31, 2016 - approximately NIS 1,056 million).

2.	The Company guarantees an unlimited amount to banks to secure credit received by wholly-owned subsidiaries of the Company. Total guarantees as of December 31, 2017 and 2016 (principal) amounted to NIS 1,376 million and NIS 1,417 million, respectively. Total utilized credit facilities as of December 31, 2017 and 2016 amounted to NIS 433 million and NIS 865 million, respectively. Wholly-owned subsidiaries of the Company guarantee loans and credit facilities obtained by the Company from banks and others, in an unlimited amount. In addition the company had pledged subsidiary’s shares to secure credit facilities of wholly-owned subsidiaries.

3.	As for collaterals granted to secure guarantees, refer to Note 28.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

c.	Contingent liabilities for the completion of the construction and redevelopment of properties and others

1.	The Company’s subsidiaries have off-balance sheet commitments for the completion of the construction and redevelopment of investment properties which, as of December 31, 2017, totaled approximately NIS 1,602 million (December 31, 2016 - NIS 1,388 million).

2.	As of the reporting date, CTY has a contingent liability to refund input VAT received of approximately NIS 444 million (December 31, 2016 - NIS 534 million), should the property, subject to the input VAT, be sold to a VAT-exempt entity within the next 10 years.

d.	Legal claims

1.	Several legal proceedings are pending against the Company’s subsidiaries in the ordinary course of their business including in respect of personal injury and property damage that occurred in their shopping centers and in other properties. The Company estimates that the claimed amounts are immaterial (on a stand-alone basis or on a cumulative basis) to the Company’s results.

2.	ATR is involved in several proceedings and regulatory investigations in Austria, this in connection with transactions in securities and related matters during the years 2006-2007. It should be noted that, in 2012, at the conclusion of an investigation, the authorities in Jersey found no violation of the Austrian Companies Law and no findings, and consequently determined that no tort arose from the aforesaid events.

In addition, ATR is involved in several proceedings that have been filed by a number of investors that had invested in the aforesaid securities in the relevant years, alleging losses due to the volatility of the securities and other related contentions. As of March 19, 2018, a total of 254 proceedings are pending against Atrium, in an aggregate volume of EUR 12.4 million.

In January 2016, ATR announced that a declaratory ruling was issued in a claim that had been filed in the Netherlands by a Dutch fund for causes similar to those of the circumstances in Austria, as mentioned above, including an arrangement for the establishment of a compensation fund in connection with the proceedings in Austria and the joining of the criminal proceedings (as described below) by individuals. This arrangement was extended from time to time and finally expired in October 2016. The total amount approved for payment under the arrangement in relation to the proceedings that had been issued by 1,590 individuals was EUR 11 million (ATR’s share - 50%).

Additionally, 90 proceedings for which the total amounts payable aggregate EUR 1 million (ATR’s share in said amount is 50%) are in various stages of arrangement.

For the purpose of resolving all of the proceedings relating to the aforementioned circumstances, ATR continued to consider additional potential alternative solutions.

In March 2017, the Board of Directors of approved the entering by ATR into an agreement with two entities, pursuant to which investors that are customers of said entities and that have filed petitions for the initiation of criminal proceedings (as described above) relating to the aforesaid securities may reach an arrangement in connection with their claims. To the extent that all of the aforesaid investors opt to participate in the arrangement, ATR would pay an aggregate amount of EUR 44 million under this arrangement, of which ATR paid approximately EUR 13.7 million as at December 31, 2017.

The rate of participation of such investors in the arrangement and the actual amounts payable will be determined at a later date. In the event that some investors choose to continue with the criminal proceedings, ATR will continue to defend itself against such proceedings and will reject all claims raised against it. Based on ATR management’s estimates, the total provision in the financial statements of ATR in respect of amounts that it has undertaken to pay under the aforesaid arrangements is EUR 35.5 million.

Additionally, to date, the criminal proceedings against Julius Meinl and others in connection with events that took place in 2007 and earlier are still in progress. In connection with this, a law firm representing various investors in ATR, who had invested at the time of these events, has alleged that ATR is liable for various instances of fraud, breach of trust and infringements of the Austrian Stock Corporation Act and Austrian Capital Market Act arising from the same events. The public prosecutor has directed ATR to reply to the allegations and has started criminal investigation proceedings against ATR based on the Austrian Corporate Criminal Liability Act. It is uncertain whether this legislation, which came into effect in 2006, applies to ATR. In any event, ATR believes that it should not be held accountable for the aforesaid events and therefore intends to actively defend itself against these proceedings.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

3.	In July and August 2014, a number of lawsuits were filed with the Economic Affairs Division of the Tel Aviv District Court to certify lawsuits as class actions, against U.Dori Construction Ltd. (“Dori Construction”), U.Dori Ltd. (“Dori Group” presently – Amos Luzon Development and Energy Group Ltd.), their directors and officers and their auditors, as well as against Gazit Development and the Company. The motions deal with damage allegedly caused to the public that have invested in Dori Construction and/or Dori Group, as the case may be, as a result of the publication of allegedly erroneous information in the reporting of Dori Construction, including in its financial statements, and as a result of failing to report, at the appointed time, material adverse information concerning the financial results and the financial position of Dori Construction, and consequently, concerning the financial results of Dori Group

The grounds for the claims in the aforementioned motions include grounds under the Securities Law, 1968, among which are the inclusion of erroneous details in the financial statements and deficient and erroneous reporting, a tort of negligence under the Torts Laws, breach of statutory duty (in relation to the Securities Law and the Regulations promulgated thereunder, as well as the Companies Law), all being with regard to the reporting of Dori Construction. The amounts of the aforesaid claims range from NIS 13 million to NIS 75 million (subject to quantifying the exact damage in the course of the hearings on the lawsuits), which are not material for the Company (including cumulatively).

The aforesaid motions have been unified into a single proceeding (apart from three motions that have been dismissed). The Company and the other respondents have submitted their responses to the amended motion, subsequent to which the petitioners filed their replies and also added and lodged a motion for disclosure of documents in which the disclosure was sought of documents not belonging to the Company or Gazit Development. In December 2015, a preliminary hearing was held on the amended motion, within the framework of which the parties agreed to transfer the proceeding to mediation. The parties further agreed that, at this stage, the hearing on the motion for disclosure of documents would be deferred. In August 2016, the petitioners notified the Court of the failure of the mediation proceeding. Within this framework, the petitioners requested to resume the hearing of the motion for the disclosure of documents and to provide for further deliberation in the proceeding. Following several deliberations and petitions for the disclosure of the documents, on December 13, 2017, the Court determined that the petitioners will be allowed to peruse certain documents that are in the hands of the Securities Authority, subject to the signing of an NDA.

At this preliminary stage of the proceeding, the chances of the lawsuit cannot be assessed. Moreover, two motions for a derivative action were filed in 2014 (unified under a single proceeding) against Dori Construction and Dori Group and their directors and officers in connection with dividend distributions made by Dori Construction to its shareholders in the years 2010-2014, in an amount of NIS 36 million, as well as alleged damages to Dori Construction as a result of said distributions. As a result of the motion, Dori Group refunded dividend amounts of NIS 12 million to Dori Group. As from the date of sale by the Company of the shares in Dori Group, the Company is not informed of the status of said proceedings.

4.	Gazit Germany is involved in a litigation with the landlord of a property under leasehold in Germany with fair value as of the reporting date of EUR 62.5 million (the “Property”). In August 2015, the landlord of the property demanded to exercise a contractual reversion right which would allow him to acquire the Property at 2/3 of the average of two external appraisals conducted by the parties. Gazit Germany has filed to have the reversion right dismissed by a court and the landlord has counter-filed to have a court enforce the reversion right. At this early stage it is not possible to assess the chances of the aforementioned litigation to succeed.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	EQUITY

a.	Composition

	December 31, 2017		December 31, 2016		January 1, 2016
	Authorized	Issued and outstanding	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares of NIS 1 par value each	500,000,000	(*193,510,391	500,000,000	(*196,563,321	500,000,000	(*196,509,883

b.	Movement in issued and outstanding share capital

	2017	2016	2015
	Number of Shares
Balance as of January 1 *)	196,563,321	196,509,883	179,444,463
Exercise of share options (employees and officers)	-	-	3,441
Vesting of RSUs (employees and officers)	42,648	53,438	43,709
Issue of shares (c)	-	-	17,018,270
Cancellation of shares held by the Company	(3,095,578)	-	-
Balance as of December 31 *)	193,510,391	196,563,321	196,509,883

*)	As of December 31, 2017 of which NIS 51,500 par value of shares held in treasury by the Company and as at December 31, 2016 and January 1, 2016 of which NIS 1,046,993 par value shares are held in treasury by the Company.

c.	On December 30, 2015, the Company issued to the public through a shelf prospectus, approximately 17 million ordinary shares, at a price of NIS 35.5 per share, for a total gross consideration of NIS 604 million (approximately NIS 586 million, net of issuance expenses).

d.	Composition of other capital reserves:

	Year ended December 31
	2017	2016	2015
	NIS in millions
Available-for-sale financial assets	108	67	(16)
Transactions with controlling shareholder	147	147	147
Transactions with non-controlling interests	316	283	86
Share-based payment	14	15	16
Revaluation reserve of cash flow hedges	(4)	(16)	(36)
	581	496	197

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	EQUITY (Cont.)

e.	Supplementary information with regard to other comprehensive income (loss)

	Year ended December 31
	2017	(*2016	(*2015
	NIS in millions
Exchange differences on translation of foreign operations from continuing operations	(58)	(536)	(2,853)
Exchange differences on translation of foreign operations from discontinued operations	(1,280)	(85)	(928)
Tax effect (Current tax)	-	-	(73)
Company’s share in other comprehensive income (loss) of equity-accounted investees	-	-	20
Realization of capital reserves on sale of previously consolidated subsidiary	2,040	51	-
Exercise of translation reserve of company previously accounted for using the equity method	-	-	438
	702	(570)	(3,396)
Gain (loss) with respect to cash flow hedges from continuing operations	(12)	57	(24)
Gain (loss) with respect to cash flow hedges from discontinued operations	14	11	(24)
Transfer to income statement with respect to cash flow hedges	-	(15)	10
Tax effect	2	(11)	11
Company’s share in other comprehensive income of equity-accounted investees	8	1	2
Exercise of cash flow hedge reserve of company previously accounted for using the equity method	-	-	14
	12	43	(11)
Gain (loss) with respect to available-for-sale financial assets from continuing operation	39	202	(66)
Gain with respect to available-for-sale financial assets from discontinued operations	-	5	-
Transfer to income statement with respect to available-for-sale financial assets	23	(130)	(** -
Tax effect	(22)	3	(** -
	40	80	(66)
Total other comprehensive income (loss)	754	(447)	(3,473)

*)	Reclassified, refer to Note 2f.
**)	Represent an amount of less than NIS 1 million.

f.	Composition of non-controlling interests

	Year ended December 31
	2017	2016	2015
	NIS in millions
Share in equity of subsidiaries *)	8,145	25,482	23,343
Share options, warrants and capital reserve from share-based payment in subsidiaries	36	116	121
Conversion option proceeds in subsidiaries	-	12	19
	8,181	25,610	23,483

*)	Including capital reserves and acquisition-adjustments.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	EQUITY (Cont.)

g.	Dividends

1.	Pursuant to the Company’s policy, the Company announces every year the anticipated annual dividend. In March 2018, the Company announced that the quarterly dividend for 2018 would be NIS 0.38 per share (total amount of dividend to be declared in 2018 would be NIS 1.52 per share, in lieu of dividend of NIS 1.40 per share in 2017).

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and revision of this policy.

2.	During 2017, the Company declared and paid dividends in the total amount of approximately NIS 273 million (NIS 1.40 per share) (2016 - NIS 295 million (NIS 1.51 per share), 2015 - NIS 328 million (NIS 1.84 per share)).

3.	For details regarding the declaration of a dividend subsequent to the reporting date, see note 38d.

h.	Capital management of the Company

The Company evaluates and analyzes its capital in terms of economic capital, that is, the excess of fair value of its assets over its liabilities. The Company manages its capital in the operating currencies of its investees in which it operates and at similar levels to the ratio of assets in a particular currency to total assets according to proportionate consolidation.

The Company manages its capital with an emphasis on economic flexibility for investing in its areas of operations as well as in synergistic areas, while maintaining strong credit rating, high level of liquidity and seeking to maintain most of its assets as unencumbered.

The Company’s Board of directors determined the optimal capital ratios that will provide adequate return for the shareholders at a risk which it defines as low. The Company’s Board authorized a deviation from the capital ratio that the Board deems appropriate when the Company’s management makes significant investments, while simultaneously setting targets for the restoration of appropriate ratios within a reasonable time.

Over the years, the Company and its subsidiaries have raised equity capital in the markets in which they operate.

The Company evaluates its capital ratios on a consolidated basis (including non-controlling interests), on the basis of extended “stand alone” basis with reference to the capital of its listed subsidiaries presented at equity method, and also based on cash flow ratios.

i.	On March 27, 2018, the Company’s Board of Directors resolved to adopt a new plan for the self purchase of the Company’s shares (in lieu of a previous plan) in an amount of up to NIS 250 million, valid until March 31, 2019. The purchases under the plan will be executed from time to time, at the discretion of the Company’s management, insofar as the share price on the stock exchange reflects a significant discount in relation to the Company’s NAV (calculated according to the value of its holdings). In 2017, the Company repurchased 2.1 million shares for NIS 73 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	SHARE-BASED COMPENSATION

a.	Starting December 2011 the Company activates its Share Incentive Plan (the “Plan”). Pursuant to the Plan, the Company may grant directors, employees, officers and services providers, options, ordinary shares, restricted shares and other share based awards as set out in the Plan, convertible into up to 8 million of the Company’s shares, subject to various tax consequences and regimes.

b.	In 2017, the Company granted, as part of the plan in section a above share options, Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) to the Company’s employees and officers.

c.	The following table presents the change in number of the Company’s share options and their original weighted average exercise price:

	2017		2016
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		NIS		NIS
Share options at beginning of year	1,253,973	44.60	1,797,010	45.15
Share options granted	3,617,949	40.36	-	-
Share options forfeited	(23,533)	37.38	(106,369)	40.97
Share options exercised	-	-	-	-
Share options expired	(1,054,304)	44.75	(436,668)	47.75
Share options at end of year	3,794,085	39.06	1,253,973	44.60
Share options exercisable at end of year	133,113	43.84	642,347	45.33

Each abovementioned share option, except for the options granted to Mr. Dori Segal the former CEO of the Company, is exercisable into one ordinary share of NIS 1 par value of the Company at an exercise price that is linked to the Israeli CPI and subject to adjustments (for share distributions, rights issues and dividend distributions). The exercise price is determined as the average share price in the 30 days preceding the grant date. The grantees are also provided the choice of a cashless exercise. The options vest over three years in three equal instalments, starting one year from the grant date of the options, and the options expire four years after the grant date.

The options granted to Mr. Dori Segal, the former CEO of the Company, for which the exercise was contingent upon the average price target of the Company’s share being higher than the exercise price and for the exercise thereof, requires that during the 12 months preceding the exercise date, the average share price on the stock exchange for a period of 90 consecutive days, would not be less than NIS 45. The final expiration date of the options is five years after the grant date, even in the event of the termination of employment. In January 2018, following the termination of employment of the former CEO, the remainder of the options were vested.

d.	The following table presents the movement in units of the Company RSUs and PSUs:

	2017		2016
	RSUs	PSUs	RSUs	PSUs
Units at beginning of the year	43,568	250,358	104,909	383,920
Units granted	116,766	-	-	-
Units forfeited	(3,835)	(36,326)	(7,903)	(38,836)
Units Vested	(42,648)	-	(53,438)	-
Units Expired	-	(195,870)	-	(94,726)
Units at end of year	113,851	18,162	43,568	250,358

Each RSU and PSU is exercisable into one ordinary share of the Company. The RSUs vest over three years in three equal instalments, starting one year from the grant date of the RSU.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	SHARE-BASED COMPENSATION (Cont.)

The PSUs (which were granted to officers only) vest over three years in one instalment from the grant date and are subject to a general yield (including dividend distributions) of the Company average share price during the vesting period of at least 20% with respect to the Company average share price in the 30 days preceding the grant date. In the event of a dividend distribution, the grantees shall be entitled to remuneration that reflects the benefit relating to the dividend in respect of the RSUs and PSUs that had not vested on the dividend distribution date.

e.	The expenses recognized in the income statement for share options, RSU’s and PSU’s in 2017, 2016 and 2015, amounted to NIS 10.7 million, NIS 8.6 million and NIS 3.1 million, respectively.

f.	Cash-settled transactions

As of the reporting date there are 103 thousand RSU units that are vesting over three or four years period and are settled in cash (as of December 31, 2016 - 138 thousand RSU units).

The carrying amount of the liability relating to the aforementioned cash settled compensation plans as of December 31, 2017 is NIS 3 million (2016 - NIS 3 million).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:-	CHARGES (ASSETS PLEDGED)

a.	As collateral for part of the Group’s liabilities, including guarantees provided by banks in favor of other parties, the Group’s rights to various real estate properties which it owns have been mortgaged and other assets, including the right to receive payments from tenants, rights under contracts with customers, funds and securities in certain bank accounts, have been pledged. In addition, charges have been placed on part of the shares of investees and of other companies which are held by the companies in the Group.

The balances of the secured liabilities are as follows:

	December 31
	2017	2016
	NIS in millions
Short-term loans and credit	67	120
Non-current liabilities (including current maturities)	4,069	7,882
Debentures (including current maturities) (1)	775	810
	4,911	8,812

(1)	To secure the debentures (series J), issued by the Company in February 2009, a fixed pledge has been placed on real estate property which is owned by Gazit Development and his total value as of the reporting date is approximately NIS 1,176 million.

NOTE 29:-	RENTAL INCOME

During the years 2015-2017, the Group had no single tenant which contributed more than 10% to total rental income. As for information about rental income by operating segments and geographical regions, see Note 37.

NOTE 30:-	PROPERTY OPERATING EXPENSES

	Year ended December 31
	2017	(*2016	(*2015
	NIS in millions
Salaries and related expenses	94	98	83
Property tax and other fees	86	78	86
Maintenance and repairs	214	206	217
Utilities	207	229	235
Insurance and security	77	74	69
Others	187	185	176
	865	870	866

*)	Reclassified, refer to Note 2dd.

NOTE 31:-	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2017	(*2016	(*2015
	NIS in millions
Salaries and management fees (1)	208	212	193
Professional fees	75	109	91
Depreciation	26	22	29
Sales and marketing (including salary)	2	1	10
Other (including office maintenance) (2)	75	92	127
	386	436	450

*)	Reclassified, refer to Note 2dd.
(1)	As for salaries and management fees to related parties, refer to Note 36c.
(2)	Net of income management fees from related party, refer to Note 36d.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32:-	OTHER INCOME AND EXPENSES

a.	Other income

	Year ended December 31
	2017	(*2016	(*2015
	NIS in millions
Capital gain on assets disposal	(**159	14	4
Others	9	12	23
	168	26	27

*)	Reclassified, refer to Note 2dd.
**)	Including a capital gain of NIS 117 million in respect of commercial center sale in Brazil (Extra Itaim).

b.	Other expenses

	Year ended December 31
	2017	(*2016	(*2015
	NIS in millions
Loss from decrease in holding interest, revaluation and realization of associate, net	4	-	(**466
Capital loss on assets disposal (including transaction expenses)	42	1	109
Impairment of goodwill	-	23	39
Impairment of other assets	35	6	2
Other ***)	85	193	139
	166	223	755

*)	Reclassified, refer to Note 2dd.

**)	For the year ended December 31, 2015, includes a net loss in total amount of NIS 466 million due to further purchase of ATR’s shares and its initial consolidation.

***)	In 2017 includes an amount of NIS 44 million deriving from an amortization of goodwill in respect of assets disposal and a decrease in tax in Norway. In 2016 includes amount of NIS 163 million (2015-NIS 109 million) due to provision for legal proceedings recognized by ATR, for further details refer to Note 25d2.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33:-	FINANCE EXPENSES AND INCOME

a.	Finance expenses

	Year ended December 31
	2017	(*2016	(*2015
	NIS in millions
Finance expenses on debentures	815	857	773
Finance expenses on loans from financial institutions and others	197	208	238
Revaluation of derivatives	8	25	-
Loss from early redemption of borrowings and derivatives	2	16	49
Impairment of financial assets	1	15	19
Loss from securities available for sale	24	1	-
Exchange rate differences and others	57	58	51
Finance expenses capitalized to real estate under development	(19)	(53)	(51)
	1,085	1,127	1,079

*)	Reclassified, refer to Note 2dd.

b.	Finance income:
	Year ended December 31
	2017	(*2016	(*2015
	NIS in millions
Gain from investments in securities	6	139	31
Dividend income	116	16	15
Interest income from investees	23	29	34
Interest income	26	34	15
Revaluation of derivatives **)	143	35	699
Exchange rate differences and others	-	2	4
	314	255	798

*)	Reclassified, refer to Note 2dd.
**)	Mainly from hedging swap transactions.

NOTE 34:-	NET EARNINGS PER SHARE

Details about the number of shares and net income used in calculation of net earnings per share:

	Year ended December 31,
	2017		2016		2015
	Weighted number of shares	Net income attributable to equity holders of the Company	Weighted number of shares	Net income attributable to equity holders of the Company	Weighted number of shares	Net income attributable to equity holders of the Company
	In thousands	NIS in millions	In thousands	NIS in millions	In thousands	NIS in millions
For the calculation of basic net earnings per share	195,016	493	195,493	787	178,426	620
Effect of dilutive potential ordinary shares	42	(6)	74	(12)	175	(3)
For the calculation of diluted net earnings per share	195,058	487	195,567	775	178,601	617

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35:-	FINANCIAL INSTRUMENTS

a.	Financial risk factors

Group’s global operations expose it to various financial risk factors such as market risk (including foreign exchange risk, CPI risk, interest risk and price risk), credit risk and liquidity risk. The Group’s comprehensive risk management strategy focuses on activities that reduce to a minimum any possible adverse effects on the Group’s financial performance.

The following is additional information about market risks and their management:

1.	Foreign currency risk

The Group operates in a large number of countries and therefore exposed to currency risks resulting from the exposure to the fluctuations of exchange rates in different currencies. Some of the Group companies’ transactions are performed in currencies other than their functional currency. The Group generally maintains a high correlation between the currency mix of the various properties (mainly the Euro, U.S. dollar, Canadian dollar and Brazilian real) and the currency exposure of its equity to the same currencies, this by entering, from time to time, into hedge transaction and management of the currency exposure. For details refer to section c. below.

2.	CPI risk

The Group has loans from banks and issued debentures linked to changes in the Consumer Price Index (“CPI”) in Israel. For the sum of financial instruments linked to the CPI and for cross currency swap transactions, with respect to which the Group is exposed to changes in the CPI, refer to sections c and e below.

3.	Interest rate risk

Liabilities that bear floating interest rate expose the Group to cash flow risk and liabilities that bear fix interest rate expose the Group to interest rate risk in respect of fair value. As part of the risk management strategy, the Group maintains certain composition of exposure to fix interest to exposure to floating interest. From time to time and according to market conditions, the Group enters into interest rate swaps in which they exchange variable interest with fixed interest and, vice-versa, to hedge their liabilities against changes in market interest rate (refer to section c below). As of the reporting date, 83.1% of the Group’s liabilities (82.4% excluding interest rate swaps) bear fixed interest (as of December 31, 2016 - 85.9%, 83.7% excluding interest rate swaps). For additional details regarding interest rates and the maturity dates, refer also to Notes 19 to 21.

4.	Price risk

The Group has investments in marketable financial instruments traded on stock exchanges and non-traded instruments, including shares, participation certificates in mutual funds and debentures, which are classified either as financial assets measured at fair value through profit or loss and as financial assets available for sale, with respect to which the Group is exposed to risk resulting from fluctuations in security prices which are determined by market prices on stock exchanges. The carrying amount of such investments as of December 31, 2017 is NIS 4,561 million (December 31, 2016 - NIS  212 million). from time to time, as part of the group risk management strategy, the group considers entering into hedging transactions to reduce exposure to flunctuations in the exchange of foreign currencies.

As of reporting date, the Group has an exposure of NIS 4,432 million resulting from an investment in marketable shares that is accounted for as an investment available for sale and measured at fair value. A decrease of 5% or 10% in the share price could have an effect of NIS 222 million or NIS 443 million, respectively, on the pre-tax equity. An increase of 5% or 10% in the value of the marketable shares could have an effect of NIS 222 million or NIS 443 million, respectively, on the pre-tax equity. In accordance with International Financial Reporting Standard No. 9, “Financial Instruments”, which will be implemented commencing on January 1, 2018, changes in fair value, are to be carried to profit or loss.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35:-	FINANCIAL INSTRUMENTS (Cont.)

5.	Credit risk

The financial strength of the Group’s customers has an effect on its results. The Group is not exposed to significant concentration of credit risks. The Group regularly evaluates the quality of the customers and the scope of credit extended to its customers. Accordingly, the Group provides for an allowance of doubtful debts based on the credit risk in respect of certain customers.

Cash and deposits are deposited with major financial institutions. Company management estimates that the risk that such parties will fail to meet their obligations is remote as they are financially sound.

6.	Liquidity risk

The Group’s policy is to maintain a certain balance between long-term financing, among others mortgages, bank loans and debentures to use of revolving lines of credit for periods 3 to 4 years, in which the Group can utilize credit for different periods.

As of December 31, 2017, the Group has a working capital deficiency of NIS 0.6 billion. The Group has unused approved credit facilities in the amount of NIS 10.2 billion that can be used over the coming year. The Company’s management believes that these sources, as well as the positive cash flow generated from operating activities, will allow each of the Group’s companies to repay their current liabilities when due.

In connection with cross-currency swap transactions of liabilities (see section c below), with respect to part of the swaps, the Company entered into credit support annexes agreements (“CSA”) of current settlement mechanisms with respect to the fair value of the transactions. Accordingly, the Company may be required to transfer the bank significant amounts from time to time depends on the fair value of these transactions.

For additional details regarding the maturity dates of the Group’s financial liabilities, see section d below.

b.	Fair value

The following table presents the carrying amount and fair value of groups of financial instruments that are measured in the financial statements not at fair value:

		December 31, 2017		December 31, 2016
	Fair value hierarchy level	Carrying amount	Fair value	Carrying amount	Fair value
		NIS in millions
Financial assets
Non-current deposits and loans	3	98	97	1,223	1,215
Financial liabilities
Debentures	1/2	21,297	22,534	29,366	30,546
Convertible debentures	1	-	-	*) 592	611
Interest-bearing loans from banks and others	2	4,675	4,809	9,337	9,353
		25,972	27,343	39,295	40,510
Total financial liabilities, net		(25,874)	(27,246)	(38,072)	(39,295)

*)	Excluding the equity component which is presented in non-controlling interests, for a total of NIS 12 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35:-	FINANCIAL INSTRUMENTS (Cont.)

Fair value determination of financial instruments:

The carrying amount of the financial instruments that are classified as current assets and current liabilities approximate their fair value.

The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures, convertible debentures) were calculated based on quoted market closing prices on the reporting date (level 1 on the fair values hierarchy). As of December 31, 2017, the Fair value of debentures in total amount of NIS 3.7 billion, that are not quoted in an active market or that are traded in an illiquid market, was evaluated in valuation method (level 2 on the fair value hierarchy) as described below (as of December 31, 2016: approximately NIS 10.7 billion).

The fair value of loans bearing variable interest approximates their nominal value.

The fair value of debt instruments that are not quoted in an active market or that are traded in an illiquid market is determined using standard pricing valuation models primarily DCF which considers the present value of future cash flows discounted at the interest rate, which according to Company’s management and external valuators estimates reflects market conditions including the parties’ credit risk on the reporting date.

As of December 31, 2017 the interest rate range for unquoted debt instruments that were classified at level 3 in the fair value hierarchy is 5%.

The fair value of forward contracts with respect to foreign currency is calculated taking into account the future rates quoted for contracts having the same settlement dates and in addition the amounts are discounted with relevant interest and the value is adjusted to the credit risk of the counter party (level 2 on the Fair Value hierarchy).

The fair value of interest rate swap contracts and cross-currency swap contracts that include a principle and interest are determined by discounting the anticipated cash flows from the transaction by the applicable yield curve, with adjustments for inter-currency liquidity gaps (CBS), inflation expectations and the credit risk of the parties (level 2 on the Fair Value hierarchy).

*)	Following is the reconciliation between the opening to the closing balance of Financial assets measured at level 3 on the fair value hierarchy:

	December 31
	2017	2016
	NIS in millions
Balance at beginning of the year	384	455
Additions	11	-
Capital return	(55)	(100)
Deconsolidation	(10)	-
Impairment through profit or loss	-	(15)
Revaluation through capital reserve	39	37
Translation adjustments from foreign operations	(21)	7
Balance at end of the year	348	384

The balance represent the participation certificates in private equity funds, for additional information refer to note 10.

During 2017, there were no transfers with respect to fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of any financial instrument.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35:-	FINANCIAL INSTRUMENTS (Cont.)

c.	Financial derivatives

The following table present information about cross-currency swaps, interest rate swaps, forward contracts and purchase options:

Transaction type	Denomination	Outstanding notional amount NIS in million as of		Linkage basis/Interest receivable *)	Linkage basis /Interest payable *)	Remaining average effective duration	Fair value - NIS in millions as of
		31.12.17	31.12.16				31.12.17	31.12.16
Cross currency swaps
	Euro-NIS	4,238	3,984	CPI linked, 1.10%-4.99%	Fixed, 2.15%-6.36%	6.6	383	440
		30	40	CPI linked, 4.95%-5.35%	Variable L+1.35%	0.5	14	21
		617	86	nominal, 1.30%	Fixed, 0.71%	3.1	115	13
		-	531	nominal, 2.63%-2.64%	Variable L	-	-	124
	U.S.$-NIS	418	238	CPI linked, 3.56%	Fixed, 5.38%	6.2	32	-**)
		243	243	nominal, 2.77%	Variable, L+1.74%	2.3	15	(2)
		-	150	Telbor + 0.7%	Fixed 3.53%	-	-	12
	C$-NIS	377	387	CPI linked, 3.45%-4.95%	Fixed, 5.43%-6.07%	4.4	103	94
		1,139	1,139	nominal, 1.80%-4.00%	Fixed, 2.85%-4.95%	7.3	156	68
		-	100	Telbor + 0.7%	Fixed, 3.37%	-	-	28
	BRL- NIS	92	92	CPI linked, 2.60%	CPI linked, 3.45%	2.3	21	16
	USD-C$	-	428	Variable L	Variable, 0.68%-CADBA	-	-	10
	Norwegian Krone-Euro	448	436	Fixed,2.8	Fixed, 4.00%	5.0	24	(1)
	Swedish Krona-Euro	1,453	1,415	Fixed, 3.75	Fixed, 4.45%-4.48%	3.9	35	2
Cross currency options	BRL- USD	733	-			0.4	11	-
Share based financial derivatives) ***)		766	-			-	65	-
Interest rate swaps fixed/variable
	C$	-	1,038	Variable	Fixed	-	-	(12)
		€44	464	Variable	Fixed	9.9	(4)	(19)
	Norwegian Krone	949	1,001	Variable	Fixed	3.3	1	5
Forward contracts
	Different currencies	1,790	3,595			short term	7	(23)
Call options
	Canadian government bonds	-	328			-	-	18
							978	794
CSA cash collateral, net							(535)	(277)
							443	517

*)	“L” represents Interbank base-rate related to the currency of the transaction.
**)	Represent an amount of less than NIS 1 million.
***)	Refer to note 38a.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35:-	FINANCIAL INSTRUMENTS (Cont.)

Fair value of financial derivatives is presented in the statement of financial position within the following categories:

	December 31
	2017	2016
	NIS in millions
Current assets	105	98
Non-current assets	381	516
Current liabilities *)	(21)	(47)
Non-current liabilities	(22)	(50)
	443	517

*)	In 2017, under a CSA (Credit Support Annex) agreement, the Company acquired derivative financial instruments of U.S. income-producing property shares (other than REG shares) in an amount of U.S.$ 250 million (“Financial Derivatives”). In 2017, the Company recognized a gain of U.S.$ 19 million (approximately NIS 65 million) on changes in the fair value of the Financial Derivatives. This gain includes receipts of U.S.$ 23 million (approximately NIS 78 million), less the balance of liability as of December 31, 2017 in the amount of U.S.$ 4 million (approximately NIS 13 million). For additional information, see Note 38a.

Below is the fair value of derivatives designated for hedge accounting included in the above table:

	December 31
	2017	2016
	NIS in millions
Assets	29	36
Liabilities	(8)	(41)
	21	(5)

d.	Liquidity risk

The table below presents the maturity schedule of the Group’s financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2017

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others (excluding current maturities)	590	-	-	-	590
Trade payables	113	-	-	-	113
Other accounts payable	893	-	-	-	893
Debentures	2,037	7,497	6,359	8,820	24,713
Interest-bearing loans from financial institutions and others	200	2,668	1,317	1,039	5,224
Hedging financial derivatives, net	(67)	(67)	(108)	(271)	(513)
Other financial liabilities	86	88	26	825	1,025
	3,852	10,186	7,594	10,413	32,045

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35:-	FINANCIAL INSTRUMENTS (Cont.)

December 31, 2016

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others (excluding current maturities)	779	-	-	-	779
Trade payables	377	-	-	-	377
Other accounts payable	1,454	-	-	-	1,454
Debentures	3,640	5,717	8,584	17,936	35,877
Convertible debentures	320	171	158	-	649
Interest-bearing loans from financial institutions and others	684	4,169	2,414	2,648	9,915
Hedging financial derivatives, net	(22)	(67)	(65)	(320)	(474)
Other financial liabilities	160	117	27	783	1,087
	7,392	10,107	11,118	21,047	49,664

e.	Linkage terms of monetary balances

	December 31, 2017
	NIS - Linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - non-linked	Other	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	-	44	11	314	20	(*565	-	954
Short-term investments and loans	-	1	-	-	8	29	-	38
Trade and other accounts receivable	5	7	47	104	8	148	72	391
Long-term investments and loans	84	-	-	17	7	(**356	108	572
Total monetary assets	89	52	58	435	43	1,098	180	1,955
Other financial assets (1)	-	-	-	-	-	-	5,395	5,395
Other assets (2)	-	466	464	25,335	2,770	11,851	727	41,613
Total assets	89	518	522	25,770	2,813	12,949	6,302	48,963
Liabilities:
Short-term credit from banks and others	-	1	-	221	67	296	-	585
Trade payables and other accounts payable	244	37	17	493	145	290	107	1,333
Liabilities attributable to assets held for sale	-	-	-	5	-	-	10	15
Debentures (3)	10,052	-	-	10,133	-	1,112	-	21,297
Interest-bearing loans from financial institutions and others (3)	628	2,301	352	974	-	420	-	4,675
Other financial liabilities	1	3	-	78	-	169	8	259
Total financial liabilities	10,925	2,342	369	11,904	212	2,287	125	28,164
Other liabilities (4)	-	-	-	-	-	-	2,682	2,682
Total liabilities	10,925	2,342	369	11,904	212	2,287	2,807	30,846
Assets, net of liabilities	(10,836)	(1,824)	153	13,866	2,601	10,662	3,495	18,117

*)	Mainly in respect of the balance of cash and cash equivalents in Brazilian Rial in the amount of NIS 463 million.
**)	Mainly in respect of a loan to an associated company in the amount of NIS 340 million (the loan granted in Swedish krona).

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, assets held for sale, goodwill and fixed assets.
(3)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see c. above. As of the reporting date, the Company has NIS 5,182 million of cross-currency swaps from NIS linked to Israeli CPI to foreign currency and NIS 1,999 million from non-linked NIS to foreign currency.
(4)	Mainly deferred taxes and derivatives.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35:-	FINANCIAL INSTRUMENTS (Cont.)

	December 31, 2016
	NIS - Linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - non-linked	Other	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	-	134	44	335	462	545	-	1,520
Short-term investments and loans	5	-	58	-	5	28	-	96
Trade and other accounts receivable	4	23	60	107	12	221	91	518
Long-term investments and loans	80	-	936	33	195	380	-	1,624
Total monetary assets	89	157	1,098	475	674	1,174	91	3,758
Other financial assets (1)	-	-	-	-	-	-	1,210	1,210
Other assets (2)	-	20,419	24,753	21,169	2,732	11,946	900	81,919
Total assets	89	20,576	25,851	21,644	3,406	13,120	2,201	86,887
Liabilities:
Short-term credit from banks and others	-	-	45	179	114	437	-	775
Trade payables and other accounts payable	237	39	609	559	130	606	110	2,290
Liabilities attributable to assets held for sale	-	5,678	28	11	-	4	1,303	7,024
Debentures (3)	10,296	35	7,260	10,088	834	1,174	-	29,687
Convertible debentures	-	-	592	-	-	-	-	592
Interest-bearing loans from financial institutions and others	531	3,106	3,162	1,019	299	445	-	8,562
Other liabilities	2	-	54	79	-	140	8	283
Total financial liabilities	11,066	8,858	11,750	11,935	1,377	2,806	1,421	49,213
Other liabilities (4)	-	-	-	-	-	-	3,906	3,906
Total liabilities	11,066	8,858	11,750	11,935	1,377	2,806	5,327	53,119
Assets, net of liabilities	(10,977)	11,718	14,101	9,709	2,029	10,314	(3,126)	33,768

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, goodwill, fixed assets and deferred taxes.
(3)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see c. above.

As of the reporting date, the Company has NIS 4,758 million of cross-currency swaps from NIS linked to Israeli CPI to foreign currency and NIS 2,249 million from non-linked NIS to foreign currency.

(4)	Mainly deferred taxes, derivatives and advances from customers.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35:-	FINANCIAL INSTRUMENTS (Cont.)

f.	Sensitivity analysis of market risks

	Sensitivity analysis of financial balances to absolute changes in interest rates
	U.S.$ interest	C$ interest	€ interest	NIS interest
Impact on pre-tax income (loss) for the year of a 1% increase in interest rates	NIS in millions
31.12.2017	(19)	(4)	(15)	(1)
31.12.2016	(22)	(8)	(17)	(6)

	Sensitivity analysis of financial balances of absolute changes in Consumer Price Index
	+2%	+1%	-1%	-2%
Effect on pre-tax equity	NIS in millions
31.12.2017	(217)	(108)	108	217
31.12.2016	(220)	(110)	110	220

	Sensitivity analysis for financial derivative absolute changes in Consumer Price Index
	+2%	+1%	-1%	-2%
Effect on pre-tax income (loss)	NIS in millions
31.12.2017	122	61	(61)	(123)
31.12.2016	114	57	(57)	(115)

	Sensitivity analysis for financial derivatives- relative changes in exchange rates
Effect on pre-tax income (loss)	+10%	+5%	-5%	-10%
	NIS in millions
31.12.2017
Change in exchange rate of €	(529)	(245)	245	489
Change in exchange rate of U.S.$	(72)	(36)	36	72
Change in exchange rate of C$	(154)	(77)	77	154
31.12.2016
Change in exchange rate of €	(494)	(245)	245	489
Change in exchange rate of U.S.$	(70)	(35)	35	69
Change in exchange rate of C$	(172)	(86)	86	172
Change in exchange rate of Brazilian Real	(8)	(4)	4	8

	Sensitivity analysis for financial derivatives- relative changes in exchange rates
Effect on pre-tax equity (accounting hedge)	+10%	+5%	-5%	-10%
	NIS in millions
31.12.2017
Change in exchange rate of U.S.$	(74)	(37)	37	74
Change in exchange rate of C$	(66)	(33)	33	66
31.12.2016
Change in exchange rate of €	(57)	(28)	28	57
Change in exchange rate of U.S.$	17	8	(8)	(17)
Change in exchange rate of C$	(85)	(43)	43	85
Change in exchange rate of Norwegian Krone	1	-	-	(1)

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35:-	FINANCIAL INSTRUMENTS (Cont.)

	Sensitivity analysis for financial derivatives- absolute changes in interest rates
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2017
Change in interest on €	428	224	(248)	(527)
Change in interest on U.S.$	48	25	(27)	(56)
Change in interest on C$	162	84	(93)	(193)
Change in nominal interest on NIS	(203)	(105)	113	235
Change in real interest on NIS	(667)	(344)	371	775
Change in interest on Swedish Krona	102	52	(55)	(112)
31.12.2016
Change in interest on €	422	221	(248)	(540)
Change in interest on U.S.$	30	16	(17)	(35)
Change in interest on C$	199	103	(114)	(238)
Change in interest on Brazilian Real	1	1	(1)	(1)
Change in nominal interest on NIS	(238)	(124)	134	279
Change in real interest on NIS	(683)	(350)	378	793
Change in interest on Swedish Krona	129	66	(70)	(144)

	Sensitivity analysis for financial derivatives- absolute changes in interest rates
Effect on pre-tax equity (accounting hedge)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2017
Change in interest on €	(35)	(18)	19	38
Change in interest on Norwegian Krone	93	48	(50)	(103)
31.12.2016
Change in interest on €	(51)	(26)	28	58
Change in interest on C$	195	102	(112)	(235)
Change in interest on Norwegian Krone	123	63	(67)	(138)

Sensitivity analysis and main assumptions

The Company has performed sensitivity tests of principal market risk factors that are liable to affect its reported operating results or financial position. The sensitivity analysis presents the gain or loss or change in equity (before tax) in respect of each financial instrument for the relevant risk variable chosen for that instrument as of each reporting date. The examination of risk factors and the financial assets and liabilities were determined based on the materiality of the exposure in relation to each risk assuming that all the other variables remain constant. The sensitivity analysis refers to a potential increase in the relevant variables at rates that the Company deemed appropriate, as the case may be. The same is true for a decrease in same percentage which would impact profit or loss by the same amounts in the opposite direction, unless otherwise indicated.

In addition:

1.	The sensitivity analysis for changes in interest rates of monetary balances was performed on long-term liabilities with variable interest as of the reporting date.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35:-	FINANCIAL INSTRUMENTS (Cont.)

2.	According to the Company’s policy, as discussed in section a above, the Company generally hedges its main exposures to foreign currency, among others, through maintaining a high correlation between the currency in which its assets are purchased and the currency in which the liabilities are assumed. Accordingly, economic exposure of assets net of financial balances to changes in foreign currency exchange rates is fairly limited in scope. Nonetheless, there is accounting exposure to changes in foreign currency and interest rates with respect to cross currency swap transactions which were not designated for hedge accounting, as presented in the above table.

3.	The main accounting exposure in respect of derivative financial instruments is in respect of changes in fair value due to changes in interest, CPI and currency which may have an effect on the profit or loss or directly on equity due to transactions that do not qualify for accounting hedge and transactions that do qualify for accounting hedge, respectively.

4.	Cash and cash equivalents, including financial assets that are deposited or maintained for less than one year, were not included in the analysis of exposure to changes in interest.

Changes in liabilities from financing activities:

Following is reconciliation between the opening balance and closing balance of liabilities for which the cash flows due to them classified or will classified as cash flows from financing activities:

	January 1, 2017		Cash Flow	Control loss in subsidiary	Foreign exchange movement	Other Changes	December 31, 2017
	NIS in millions
Short-term loans	775		(213)	(7)	30	-	585
Long-term loans	8,562		675 *)	(4,136)	(442)	16	4,675
Debentures	30,279	**)	(1,919)	(6,878)	(162)	(23)	21,297

Total liabilities from financing activity	39,616		(1,457)	(11,021)	(574)	(7)	26,557

*)	Excluding cash flows from discontinued operations in the amount of NIS 170 million as well as cash flow from CSA agreements in the amount of NIS 177 million.
**)	Including amount of NIS 321 million in respect of current maturities of fully redeemed debentures (series B and F). The final redemption date was on December 31, 2016, and the actual payment was on January, 2017.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Income

	Year ended December 31
	2017	2016	2015
	NIS in millions
Management fees from the parent company (section d)	1.5	1.4	1.5
Interest income from investees	23	29	34

b.	Other expenses and payments

	Year ended December 31
	2017		2016		2015
	Number of people	NIS in millions	Number of people	NIS in millions	Number of people	NIS in millions
Directors’ fees	6	2.2	8	2.7	8	3.3
Salaries and related expenses, see (1) below	3	14.3	4	31.1	5	28.1

(1)	As for the employment terms (including share based compensation) of the Executive Vice Chairman of the Board and CEO, and former CEO (who serves as a Director) and VP Investments of the Company, see details in section c below.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

c.	Employment agreements

1.	Vice Chairman of the Board of Directors, CEO and a Controlling Shareholder, Mr. Chaim Katzman

a)	Until January 31, 2018 Mr. Katzman served as the Executive chairman of the Board of Directors of the Company.

Without compensation from the Company, although in the course of fulfilling his duties Mr. Katzman was entitled to continue using the Company’s resources in order to fulfill his duties.

b)	In June 2014, EQY and Mr. Katzman entered into an agreement for the period commencing on January 1, 2015, according to which Mr. Katzman will continue serving as EQY’s Chairman of the Board of Directors. The agreement ended following the completion of the merger transaction between EQY and REG on March 1, 2017. According to the agreement, Mr. Katzman was entitled to an annual grant which was determined at the discretion of EQY’s compensation committee as well as annual amount of U.S.$ 15 thousand as well as to a reimbursement of expenses with respect to his position. The agreement also sets forth provisions relating to its termination by either EQY or Mr. Katzman and the compensation to which Mr. Katzman will be entitled to upon termination as well as acceleration of vesting periods of 255,000 restricted shares that were granted to Mr. Katzman, in January 2015. Upon completion of the merger between EQY and REG, the remaining EQY restricted shares held by Mr. Katzman vested in full (approximately 85 thousand restricted shares).

c)	Due to his service as a director in FCR, until May 2017 Mr. Katzman was entitled to the customary directors’ fees in FCR, which for 2017 amounted to C$ 20.5 thousand as well as an allotment deferred share units at a cost of C$ 116.85 thousand. Additionally, in January 2015, Mr. Katzman was allotted 1,995, deferred restricted share units that are convertibles into 1,995 FCR shares, at a price per share of C$ 18.85, these vested upon the termination of Mr. Katzman office as a director in FCR, on May 2017.

d)	According to the advisory agreement with ATR from 2009 (amended from time to time), Mr. Katzman, ATR’s Chairman of the Board is entitled to a yearly remuneration of € 550 thousand due to advisory services and recovery of expenses from ATR, starting April 2017, the yearly remuneration was updated to € 700 thousand.

e)	For 2017, Mr. Katzman is entitled for director’s remuneration in the amount of € 165 thousand for his services as CTY’s chairman of the Board (2016 - € 165 thousand).

f)	For his office as director in REG, in the period from March 2017 to February 2018 Mr. Katzman was entitled to directors’ fees as customary in REG, which in 2017 amounted to U.S.$ 62.5 thousand as well as an allotment of common stock at a cost in REG reports of U.S$ 128 thousands.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

2.	Former Vice Chairman of Board of Directors and former CEO of the Company, Director and a Controlling Shareholder during the Reporting Period, Mr. Dor J. Segal

a)	In the reporting period and until January 31, 2018 Mr. Segal served as Executive vice Chairman of the Company’s Board of Directors and CEO of the Company, this under an employment agreement approved by the General meeting in March 2017 (after obtaining the approval of the Compensation Committee and Board of Directors of the Company).

Pursuant to the agreement, Mr. Segal monthly salary represented a monthly cost of NIS 166,667 (comprising a base salary and social and related benefits, as customary in the Company, and linked to the CPI (“the Fixed Salary”)) and an annual cost of NIS 2 million (that comprises any compensation payable to Mr. Segal by public subsidiaries of the Company (excluding FCR), as described below).

In view of the entitlement of Mr. Segal to compensation for his office in subsidiaries of the Company (excluding FCR), the Company only paid Mr. Segal the difference between the annual cost of his salary and the overall actual amounts that Mr. Segal receives from each subsidiary of the Company (excluding FCR).

Under the terms of his employment agreement, Mr. Segal was not entitled to an annual bonus.

Additionally, in the reporting period, Mr. Segal was allotted to 2,965,505 performance-based option warrants (non-negotiable) for the purchase of ordinary shares of the Company of NIS 1 par value each (that represented 1.49% of the issued and paid share capital), in a quantity that, as of the date of approval by the general meeting, reflects a total cost to the Company of NIS 12,929 thousand for the duration of the agreement. (The number of option warrants was determined on the basis of the average price of the Company’s share on the Stock Exchange in the 30 trading day that preceded the date of approval by the Board of Directors (February 9, 2017)).

The exercise price of each option warrant is NIS 42. In addition to the above exercise price, the exercise of the option warrants is conditional upon an average target price for the Company’s share that is higher than the exercise price and a prerequisite for their exercise is an average quoted share price of at least NIS 45 over 90 consecutive days during the 12-month period that precedes the date of exercise. The option warrants were to vest over a period of three years from their grant date, but their vesting was accelerated due to termination of employment, on January 2018, as described below. The final expiration date of all option warrants is the end of five years from grant date, this also being the case in the event of the termination of employment.

Pursuant to the provisions of the agreement, since the employment of Mr. Segal was terminated, he is entitled to the following: (a) advance-notice period of 180 days, during which Mr. Segal is entitled to receive the Fixed Salary; (b) Fixed Salary for an additional six months; (c) acceleration of the vesting period of all equity compensation components allotted to him that have not yet vested.

Mr. Segal is also be entitled to indemnification and insurance under terms that are identical to those of the other officers in the Company.

b)	Pursuant to an agreement signed between FCR and Mr. Segal in February 2017 (which amends a previous agreement between the parties), for his office as Chairman of the Board of Directors of FCR, Mr. Segal is entitled to annual compensation of C$ 500 thousand and to an annual allotment of restricted share units with a value of C$ 500 thousand. In accordance with the terms of the engagement, as above, in March 2017 Mr. Segal was allotted 24,824 restricted share units of FCR that are convertible into 24,824 FCR shares. The agreement is for a period of three years, commencing in February 2017. The agreement also provides for the terms of termination of the employment by FCR and of the advance notice.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

c)	For his service as director in EQY during 2017 until March 1, 2017, Mr. Segal received, under the general remuneration plan for directors in EQY, 5,250 restricted shares of EQY that were converted into REG shares upon completion of the merger between EQY and REG. Upon completion of the merger between EQY and REG, Mr. Segal ended his office as director in EQY.

d)	Until March 2017, Mr Segal served as Vice Chairman of the Board of Directors of CTY, for his office, Mr. Segal was entitled to annual remuneration in the amount of € 75 thousand and to a per-meeting remuneration of € 600, which in 2017 amounted to € 2,000.

e)	Commencing in January 2016 and until his appointment as CEO of the Company, Mr. Segal is entitled to directors’ remuneration in respect of his office in the Company in an amount that is the lower of: (a) the maximum annual compensation and the maximum participation remuneration to an expert director, as set out in the Companies Regulations (Rules for Remuneration and Expenses to an External Director), 2000; or (b) the lowest amount that is payable to another director in the Company. As of the reporting date the fees of the other directors in the Company exceeds the maximum remuneration that is provided for in the Remuneration Regulations, the remuneration to which Mr. Segal is entitled the remuneration that is set out in the Remuneration Regulations. Upon his taking office as CEO of the Company, Mr. Segal is no longer entitled to directors’ fees as above.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

3.	VP Investments of the Company, Mr. Zvi Gordon

a)	In June 2017 Mr. Zvi Gordon, the son-in-law of Mr. Katzman, appointed as VP Investments of the Company, this alongside his office as VP Mergers & Acquisitions in Gazit USA, a wholly-owned subsidiary of the Company. Mr. Gordon’s employment agreement was approved by the general meeting of the Company in October 2017 (after obtaining the approval of the Company’s Compensation Committee and Board of Directors). The agreement is for a period of 3 years, commencing on June 19, 2017, subject to the entitlement of either of the parties to terminate the agreement with an advance notice of 90 days. For his office, Mr. Gordon is entitles to annual remuneration of U.S.$ 200 thousand (linked to the annual increase in the consumer price index), payable in monthly installments. Mr. Gordon is also entitled to customary social and related benefits) the relating grossing-up of tax will be borne by the Company) as well as to indemnification, exemption and insurance as customary in the Company.

According to his employment agreement, Mr. Gordon is entitled to an annual cash bonus, in a total amount that will not exceed 60% of the base annual salary to which he is entitled for any year, calculated based on the extent to which the Company meets measurable goals set for the Company a year in advance.

Additionally, in the reporting period, Mr. Gordon was allotted 224,848 option warrants (non-negotiable) for the purchase of ordinary shares of NIS 1 par value of the Company, at an exercise price of NIS 34.308 per share, and 19,985 restricted share units. The option warrants and the restricted share units vest in three equal batches, starting at the end of one year from their grant date. Option warrants that are not exercised within 90 days of the termination of Mr. Gordon’s engagement with the Company, will expire. The final expiration date of all option warrants is at the end of 4 years from their date of grant. The option warrants may also be exercised in a cashless exercise. In the event of a dividend distribution, Mr. Gordon shall be entitled to a monetary compensation that reflects the benefit of the dividend distribution pertaining to the restricted share units that are not yet vested on the dividend distribution date.

If the employment of Mr. Gordon is terminated before the elapsing of three years (other than under circumstances that allow the Company to terminate the agreement without entitlement to severance pay), and in the event of resignation under circumstances where the resignation is legally deemed as dismissal, in the event of death or loss of working capacity, Mr. Gordon shall be entitled to: (a) an advance-notice period of 90 days, during which Mr. Gordon shall be entitled to his base salary and the attaching benefits payable during an advance-notice period; and (b) a proportion of the annual bonus to which Mr. Gordon shall be entitled for the year in which his office is terminated.

In the event of the termination of the employment of Mr. Gordon within a period of 12 months following a change of control in the Company (as defined in the agreement), Mr. Gordon shall be entitled to the following (in lieu of the compensation set out in this section above): acceleration of the vesting period of all components of equity compensation allotted to him that had not yet vested and an annual bonus at the rate of 200% of his annual base salary in the year of completion of the change of control, provided that said amount does not exceed an amount reflecting his base salary in the period remaining to the expiry of his agreement with the addition of three months.

b)	For his office as Vice President of Mergers & Acquisitions at Gazit USA, a wholly owned subsidiary of the Company Mr. Gordon is entitled to an annual salary of U.S.$ 130,000, a discretionary annual bonus of no more than 40% of the annual salary and the attaching social benefits as customary in Gazit USA. Commencing on the date of his appointment as the Company’s VP Investments, this compensation is included in the compensation that is set out in subsection a. above.

Additionally, in November 2016, the aforesaid organs approved the inclusion of Mr. Gordon in a liability insurance for directors and officers, as customary in the Company.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

d.	Entering into an agreement with Norstar

On January 26 2012, the Company’s shareholders meeting approved entering into an agreement with Norstar (the “Gazit-Norstar Agreement”), as recently updated in October 2017, with respect to the following matters:

1.	Norstar will pay the Company monthly management fees of NIS 139 thousands (as recently updated in October 2017) linked to increase in the Israeli CPI including VAT for various management services. The Agreement is for a three-year period and renews automatically for further periods, each for three years, with each party being entitled to give notice of non-renewal subject to the applications of the Companies Law. Management services will include secretarial services, book keeping services, treasury services, computer services, communications, legal services, and dealing with bank financing, the capital markets and investments.

2.	Amendment of the existing non-competition provisions between the Company and Norstar Group, the principals of which, to date, are as follows: Norstar has undertaken that, so long as Norstar Group continues to be the Company’s sole controlling shareholder and so long as the Company is principally an owner, developer, and operator of supermarket-anchored shopping centers and retail-based, mixed-use properties (in this section: the “Shopping Centers”) and/or controls and holds companies that are engaged primarily engaged in said fields as a principal activity, Norstar Group will not engage in such fields and will not own shares in companies that are engaged in such fields as its principal activity and proposals it receives to engage in and/or to hold the aforementioned will be passed on by it to the Company, except for finance holding up to 5% of the share capital of a single company which is traded on the stock exchange in Israel or abroad and engaged in this field as a primarily field.

It is further clarified that Norstar may own, develop and operate real estate other than Shopping Centers, as defined above, and may hold the shares of companies that own, develop and operate real estate other than Shopping Centers as their primary activity.

3.	In light of the Company’s shares offering on the NYSE, registration rights have been granted to Norstar in connection with the securities of the Company that are held by Norstar Group, subject to the terms set forth in the Agreement.

e.	Balances with related parties

	December 31
	2017	2016
	NIS in millions
Interest receivable from joint venture and equity-accounted investee (Note 6)	10	11
Loans to equity-accounted investees (Note 8a)	354	401

f.	Consolidated Companies:

For details regarding transactions and balances with consolidated companies, see note 8.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	SEGMENT INFORMATION

a.	General

According to the “management approach”, as defined in IFRS 8, the Group operates in several operating segments, four of which meet the definition of “reportable segment” (as presented in the table below). The segments are identified on the basis of geographical location of the income producing properties and the nature of the business activity, as appropriate. Company’s management evaluates the segment results separately in order to allocate the resources and asses the segment performance which, in certain cases, differ from the measurements used in the consolidated financial statements, as described below. Financial expenses, financial income and taxes on income are managed on a group basis and, therefore, were not allocated to the different segment activities.

Other segments include, among others, activities that meet the qualitative criteria of an “operating segment” in accordance with IFRS 8 as they constitute the entity’s business component from which it generates revenues and incurs expenses and for which financial information is available and separately reviewed by the Company’s management. Such segments however, do not meet the quantitative threshold that requires their presentation as a reportable segment and comprise mainly the following activities: shopping centers and lands in Israel, the United States, Germany, Brazil and Bulgaria.

In light of the reclassification of EQY’s (for details regarding the completion of the merger between EQY and REG, refer to Note 8d) and Luzon Group’s results of operation under the item “Loss from discontinued operations”, EQY and Luzon Group ceased to be presented as reportable segments. The comparative data have been adjusted retrospectively.

Commencing on the merger date, the investment in the shares of REG is presented in the financial statements as a financial asset available for sale that constitutes a reportable segment. Management analyzes the operations of REG based on the fair value of the investment and the share of the Company in the dividend income.

Additionally, commencing on the date of loss of control in FCR, the investment in FCR shares is presented in the financial statements by the equity method (refer to Note 8e). Management regularly reviews the operating results of FCR and its income-producing properties. Accordingly, the investment in FCR shares constitutes a reportable segment and data for the segment, “shopping centers in Canada”, are included in the note on segments at their full value, against consolidation adjustments.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	SEGMENT INFORMATION

b.	Financial information by operating segments

As of and for the year ended December 31, 2017

	Public subsidiaries over which the Company has control		Other investments		Wholly - owned subsidiaries
	Shopping centers in Northern Europe (1)	Shopping centers in Central-Eastern Europe	Shopping centers in Canada	Financial asset Regency	Other segments	Adjustments for consolidated (2)-(7)	Consolidated
	NIS in millions
Segment revenues
External revenues (2)	1,454	1,060	1,927	-	398	(2,008)	2,831
Segment results:
Gross profit (loss) (3)	986	733	1,214	-	304	(1,271)	1,966
Depreciation and amortization (3)	51	13	5	-	3	(2)	70
Share in earnings (losses) of investees	(2)	35	119	-	(1)	283	434
Operating income (4)	841	574	1,223	-	369	(1,033)	1,974
Revaluation gain (loss) (4)	(179)	(**0	1,256	-	134	(1,211)	-
Dividend- income from available-for-sale securities *)	-	-	-	108	-	(108)	-

Segment assets:
Operating assets (5)	19,640	11,838	26,119	-	5,792	(20,766)	42,623
Investments in investees (6)	320	719	559	4,432	33	277	6,340
Total assets	19,960	12,557	26,678	4,432	5,825	(20,489)	48,963
Investments in non-current assets (7)	1,160	310	1,435	-	703	(1,426)	2,182
Segment liabilities (8)	251	651	559	-	79	29,306	30,846

*)	Finance income includes dividend income from available for sale securities, which is presented in the consolidation Adjustments.
**)	Represents an amount of less than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	SEGMENT INFORMATION (Cont.)

b.	Financial information by operating segments (Cont.)

As of and for the Year ended December 31, 2016

	Shopping centers in Northern Europe (1)	Shopping centers in Central-Eastern Europe	Shopping centers in Canada	Other segments	Adjustments for consolidated (2)-(7)	Consolidated
	NIS in millions
Segment revenues
External revenues (2)	1,555	1,092	1,960	340	(2,106)	2,841
Segment results:
Gross profit (loss) (3)	1,084	764	1,223	252	(1,352)	1,971
Depreciation and amortization (3)	26	12	4	2	1	45
Share in earnings (losses) of investees	24	53	36	(19)	12	106
Operating income (loss) (4)	996	464	1,152	187	(1,110)	1,689
Revaluation gain (loss) (4)	161	62	639	70	(932)	-
Segment assets:
Operating assets (5)	21,388	11,432	24,798	5,514	21,658	84,790
Investments in investees (6)	275	700	417	34	671	2,097
Total assets	21,663	12,132	25,215	5,548	22,329	86,887
Investments in non-current assets (7)	1,186	246	1,565	892	946	4,835
Segment liabilities (8)	282	650	431	405	51,351	53,119

As of and for the Year ended December 31, 2015

	Shopping centers in North Europe (1)	Shopping centers in Central-Eastern Europe	Shopping centers in Canada	Other segments	Adjustments for consolidated (2)-(4)	Consolidated
	NIS in millions
Segment revenues
External revenues (2)	1,421	1,192	2,001	344	(2,150)	2,808
Segment results:
Gross profit (loss) (3)	989	834	1,254	250	(1,385)	1,942
Depreciation and amortization (3)	50	13	7	2	(4)	68
Share in earnings of investees	14	43	38	(1)	32	126
Operating income (loss) (4)	754	632	1,134	163	(2,290)	393
Revaluation gain (loss) (4)	199	(448)	125	(81)	205	-

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	SEGMENT INFORMATION (Cont.)

c.	Geographical information

External revenues

	Year ended December 31
	2017	(*2016	(*2015
	NIS in millions
Northern and Western Europe	1,470	1,592	1,459
Central-Eastern Europe	1,060	1,094	1,195
Canada	1,927	1,960	2,001
Other	369	303	265
Reconciliations (2)	(1,995)	(2,108)	(2,112)
Total	2,831	2,841	2,808

*)	Reclassified, refer to Note 2dd.

Location of non-current operating assets (7)

	December 31
	2017	2016
	NIS in millions
Northern and Western Europe	19,695	21,225
Central-Eastern Europe	11,686	11,394
Canada	26,104	24,461
Other	5,215	4,953
Reconciliations (5)	(16,389)	1,264
Total non- current assets	46,311	63,297

d.	Notes to segment information

1.	The information of the segment “shopping centers in North Europe” includes 50% of the value of the joint venture Kista Galleria, and is offset against the consolidation adjustments column.

2.	The Group has no intersegment revenues. Adjustments with respect to segment revenues primarily include elimination of FCR’s and Kista Galleria results as referred to above.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	SEGMENT INFORMATION (Cont.)

3.	The reconciliations to the consolidated information in the gross profit item include the effect of the reconciliations to revenues, as mentioned above.

4.	Segments’ operating income excludes revaluation gains which are included in consolidation adjustments. Adjustments for Operating Income include the stated in section 3 above, as well as goodwill impairment, revaluation gains which are presented separately below operating profit. Likewise, these reconciliations include unallocated general and administrative expenses of approximately NIS 107 million, NIS 112 million and NIS 340 million and unallocated net other expense of approximately NIS 9 million, NIS 9 million and NIS 518 million, for 2017, 2016 and 2015, respectively.

5.	Segment assets include current operating assets, investment property, property under development, goodwill, fixed assets and non-current inventory. The reconciliations for consolidation include mainly available-for-sale securities, deferred taxes, derivatives, goodwill (at group level) and cancellation of FCR’s assets and Kista Galleria assets as mentioned above. Furthermore, consolidation adjustments as of December 31, 2016 and December 31, 2015 include assets of the discontinued operations.

6.	The investment in REG shares, which is accounted for as a financial asset available for sale, is presented in a single line item with investments in investees.

7.	Investments in non-current assets include mainly fixed assets, investment property, investment property under development and goodwill, as well as business combination.

8.	Segment liabilities include operating liabilities such as trade payables, land lease liabilities, other payables and tenants’ security deposits. The reconciliations for consolidation include mainly deferred taxes, financial derivatives and interest-bearing liabilities.

NOTE 38:-	EVENTS AFTER THE REPORTING DATE

a.	In February 2018, the Company sold the investment in derivative financial instruments of U.S. income-producing property shares (that do not include REG shares) for a profit of U.S.$ 48 million (approximately NIS 166 million).

b.	After the reporting date, wholly-owned subsidiaries of the Company sold 4.4 million shares of REG, representing 2.58% of the outstanding shares of REG, for a total consideration of U.S.$ 258 million (approximately NIS 895 million).

Following the aforesaid sales, the Company, through its wholly-owned subsidiaries, owns 14.1 million shares of REG, representing 8.25% of the issued and outstanding shares of REG and the voting rights therein.

c.	On February 15, 2018, the Company issued, by way of a shelf offer, NIS 860 million par value of unsecured debentures (Series M), for a net consideration of NIS 851 million. The debentures are linked to the increase in the consumer price index, bear fixed annual interest at the rate of 2.78% that is payable twice a year on June 30 and December 31 in each of the years 2018 to 2028 (inclusive) and mature as follows: the first installment (5% of the principal) is payable on June 30, 2021, the second installment (10% of the principal) is payable on June 30, 2022, the third installment (5% of the principal) is payable on June 30, 2023, the fourth installment (30% of the principal) is payable on June 30, 2025, the fifth installment (10% of the principal) is payable on June 30, 2026, and the sixth installment (40% of the principal) is payable on June 30, 2028.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	EVENTS AFTER THE REPORTING DATE (Cont.)

Within the framework of the issuance of the debentures (Series M), the Company has undertaken, inter alia, to comply with the following covenants:

a.	The consolidated equity (net of rights that do not confer control) is to be maintained at a minimum amount of U.S.$ 800 million for three consecutive quarters;

b.	The ratio of interest-bearing liabilities, net to total assets will not exceed 75% if on the last of said quarters the debentures rating has been less than a ilBBB- by S&P Maalot and less than Baa3il by Midroog over three consecutive quarters.

In the event of non-compliance with any of the aforesaid covenants, the Company may provide collaterals in favor of the holders of the debentures (Series M) in lieu of such covenants.

The Company has also made other undertakings to the holders of the debentures, the breach of which will entitle the holders of the debentures to call for the immediate redemption of the debentures, including: minimum equity (net of rights that do not confer control) of U.S.$ 400 million in a quarter, refraining from a change of control in the Company, immediate redemption in the event that another marketable series of debentures of the Company is called for immediate redemption of (at the end of all correction or remedy periods) and the demand is not settled or in the event of the calling for the immediate repayment of material loans from a material institution that constitute 10% or more of the total gross financial liabilities of the Company as per is reviewed consolidated financial statements, and has further undertaken not to create a negative pledge in favor of any third party as security for a debt, unless it grants the holders of the debentures a pari passu-ranking floating charge.

Additionally, it has been determined that a reduction of the credit rating below il.BBB- of S&P Maalot will cause the raising of the interest at a total rate of up to 3%, subject to the terms and the margins set out in the debenture.

c.	On March 26, 2018, the Company declared a dividend of NIS 0.38 per share (aggregating NIS 74 million), payable on April 24, 2018 to the equity holders of the Company as of April 12, 2018.

d.	After the reporting date, the Company purchased 8.3 million CTY shares in consideration of EUR 16 million (approximately NIS 69 million). Consequently, the interest of the Company in CTY rose from 44.6% to 45.5% and the Group is expected to recognize an increase of NIS 15 million in equity in the first quarter of 2018, which is to be carried to capital reserves.

e.	On March 27, 2018, Norstar notified the Company that Messrs. Mr. Chaim Katzman, Mr. Dori Segal and Ms. Erika Ottosson have informed it of the cancellation of the shareholders’ agreement between the parties dated January 30, 2013. It has also been informed that, prior to the cancellation of the agreement, Mr. Katzman completed a transaction for the acquisition of the entire holdings of Ms. Ottosson in FUF (First US Financial LLC, a private company which owns 18.24% of Norstar’s share capital). Thereafter, Messrs. Katzman, Segal and Ottosson announced the discontinuation of their cooperation in relation to the shares of Norstar. Consequently, Mr. Katzman is the sole controlling shareholder in Norstar by virtue of his holdings.

NOTE 39:-	DATA FROM FCR’s FINANCIAL STATEMETS

FCR is a public company listed on the Toronto Stock Exchange (TSX) and whose financial statements are public and prepared in accordance with IFRS. FCR’s accounting policy is identical to the accounting policies of the Company as presented in Note 2.

Taking into consideration, among other things, the extent of the disclosure regarding FCR and its operations, including in the Company’s reports, the Company was exempt from the inclusion of FCR’s financial statements in these financial statements of the Company.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	DATA FROM FCR’s FINANCIAL STATEMENTS (Cont.)

Following are information from FCR’s financial statements as published by it:

Consolidated Balance Sheets
	December 31,
	2017	2016
	CAD in millions
ASSETS
NON-CURRENT ASSETS
Real Estate Investments
Investment properties - shopping centers (a)	9,226,206	8,370,298
Investment properties - development land (a)	72,041	67,149
Investment in joint ventures	202,231	146,422
Loans, mortgages and other real estate assets	133,163	324,979
Total real estate investments	9,633,641	8,908,848
Other non-current assets	32,008	21,997
Total non-current assets	9,665,649	8,930,845

CURRENT ASSETS
Cash and cash equivalents	11,507	12,217
Loans, mortgages and other real estate assets	146,985	28,316
Residential development inventory	5,483	5,010
Amounts receivable	25,437	21,175
Other assets	15,379	23,940
	204,791	90,658
Investments properties classified as held for sale	98,112	83,050
Total current assets	302,903	173,708
Total assets	9,968,552	9,104,553
LIABILITIES
NON-CURRENT LIABILITIES
Mortgages (b)	903,807	878,008
Credit facilities (b)	558,555	243,696
Senior unsecured debentures (c)	2,446,291	2,296,551
Convertible debentures	54,293	103,765
Other liabilities	16,914	27,076
Deferred tax liabilities	720,431	593,293
Total non-current liabilities	4,700,291	4,142,389

CURRENT LIABILITIES
Bank indebtedness (b)	3,144	15,914
Mortgages (b)	149,453	109,167
Credit facilities (c)	23,072	7,785
Senior unsecured debentures	149,675	249,891
Convertible debentures	-	103,868
Accounts payable and other liabilities	240,154	232,466
	565,498	719,091
Mortgages on investment properties classified as held for sale	7,079	9,990
Total current liabilities	572,577	729,081
Total liabilities	5,272,868	4,871,470

EQUITY
Shareholders’ equity	4,647,071	4,195,263
Non-controlling interests	48,613	37,820
Total equity	4,695,684	4,233,083
Total liabilities and equity	9,968,552	9,104,553

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	DATA FROM FCR’s FINANCIAL STATEMENTS (Cont.)

Consolidated Statements of Income
	Year Ended December 31
	2017	2016
	CAD in thousands
	(expect for per share data)
Property rental revenue	694,459	676,284
Property operating costs	256,949	254,287
Net operating income	437,510	421,997

Other income and expenses
Interest and other income	28,401	19,641
Interest expense	(157,411)	(158,687)
Corporate expenses	(36,442)	(34,910)
Abandoned transaction costs	(151)	(321)
Amortization expense	(1,963)	(1,287)
Share of profit from joint ventures	42,860	12,437
Other gain (losses) and (expenses)	(1,906)	(586)
Increase (decrease) in value of investment properties, net	458,363	218,078
	331,751	54,365
Income before income taxes	769,261	476,362
Deferred income taxes	125,101	90,570
Net income	644,160	385,792
Net income attributable to:
Common shareholders	633,089	382,714
Non-controlling interest	11,071	3,078
	644,160	385,792
Net income per share attributable to common shareholders:
Basic	2.59	1.62
Diluted	2.55	1.59

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	DATA FROM FCR’s FINANCIAL STATEMENTS (Cont.)

A.	Investment Properties

1.	Activity

The following tables summarize the changes in FCR’s investment properties for the year ended December 31, 2017 and year ended December 31, 2016:

	CAD in thousands
	Central Region	Eastern Region	Western Region	Total	Shopping Centers	Development Land
Balance as of January 1, 2017	3,711,238	1,825,533	2,983,726	8,520,497	8,453,348	67,149
Acquisitions	209,716	71,012	6,478	287,206	287,206	-
Capital expenditures	133,135	30,736	68,034	231,905	226,242	5,663
Increase (decrease) in value of investment properties, net	248,831	67,215	142,316	458,362	452,121	6,241
Straight-line rent and other changes	627	817	1,019	2,463	2,463	-
Dispositions	(25,790)	(15,236)	(49,048)	(90,074)	(90,074)	-
Reclassification to equity accounts joint ventures (1)	(14,000)	-	-	(14,000)	(14,000)	-
Balance as of December 31, 2017	4,263,757	1,980,077	3,152,525	9,396,359	9,317,306	79,053
Investment properties					9,226,206	72,041
Investment properties classified as held for sale					91,100	7,012
Total					9,317,306	79,053

(1)	FCR sold a 50% interest in its Royal Orchard property and now owns its remaining 50% interest through an equity accounted joint venture.

	CAD in thousands
	Central Region	Eastern Region	Western Region	Total	Shopping Centers	Development Land
Balance as of January 1, 2016	3,337,859	1,820,967	2,748,246	7,907,072	7,870,719	36,353
Acquisitions	168,885	63,066	88,997	320,948	286,220	34,728
Capital expenditures	124,233	21,659	72,226	218,118	215,504	2,614
Reclassification to residential development inventory	(5,010)	-	-	(5,010)	(5,010)	-
Increase (decrease) in value of investments properties, net	110,167	21,096	86,815	218,078	217,574	504
Straight-line rent and other changes	2,239	1,148	2,461	5,848	5,848	-
Dispositions	(27,135)	(102,403)	(10,061)	(139,599)	(132,549)	(7,050)
Revaluation of deferred purchase price of shopping center	-	-	(4,958)	(4,958)	(4,958)	-
Balance as of December 31, 2016	3,711,238	1,825,533	2,983,726	8,520,497	8,453,348	67,149
Investment properties					8,370,298	67,149
Investment properties classified as held for sale					83,050	-
Total					8,453,348	67,149

Investment properties with a fair value of C$ 2.6 billion (December 31, 2016 - C$ 2.4 billion) are pledged as security for C$ 1.6 billion in mortgages and credit facilities.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	DATA FROM FCR’s FINANCIAL STATEMENTS (Cont.)

2.	Investment property valuation

Stabilized capitalization rates by region for investment properties - shopping centers are set out in the table below:

	December 31, 2017		December 31, 2016
	Fair Value (CAD in millions)	Weighted Average Capitalization Rate	Fair Value (CAD in millions)	Weighted Average Capitalization Rate
Central Region	4,204	5.1%	3,663	5.3%
Eastern Region	1,973	5.9%	1,819	6.0%
Western Region	3,140	5.2%	2,971	5.3%
Total or Weighted Average	9,317	5.3%	8,453	5.5%

The sensitivity of the fair values of shopping centers to stabilized capitalization rates as at December 31, 2017 is set out in the table below:

December 31, 2017
(Decrease) increase in capitalization rate	Resulting increase (decrease) in fair value of shopping centers (CAD in millions)
(0.75%)	1,406
(0.50%)	891
(0.25%)	426
0.25%	(376)
0.50%	(725)
0.75%	(1,046)

Additionally, a 1% increase or decrease in stabilized net operating income (“SNOI”) would result in an C$91 million increase or a C$79 million decrease, respectively, in the fair value of shopping centers. SNOI is not a measure defined by IFRS. SNOI reflects stable property operations, assuming a certain level of vacancy, capital and operating expenditures required to maintain a stable occupancy rate. The average vacancy rates used in determining SNOI for non-anchor tenants generally range from 2% to 5%. A 1% increase in SNOI coupled with a 0.25% decrease in stabilized capitalization rate would result in an increase in the fair value of shopping centers of C$515 million, and a 1% decrease in SNOI coupled with a 0.25% increase in the stabilized capitalization rate would result in a decrease in the fair value of shopping centers of C$457 million.

3.	Investment properties - Acquisitions

During the year ended December 31, 2017 and 2016, FCR acquires shopping centers and development land for rental income and future development and redevelopment opportunities as follows:

	Year ended December 31,
	2017		2016
	CAD in millions
	Shopping Centers	Development Land	Shopping Centers	Development Land
Total purchase price, including acquisition costs	287,206	-	286,220	34,728
Debt assumption on acquisition	(32,337)	-	-	-
Deposit on investment property applied	(189,200)	-	-	-
Total cash paid	65,669	-	286,220	34,728

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	DATA FROM FCR’s FINANCIAL STATEMENTS (Cont.)

4.	Investment properties classified as held for sale

FCR has certain investment properties classified as held for sale. These properties are considered to be non-core assets and are as follows:

	December 31,
	2017	2016
	CAD in millions
Aggregate fair value	98,112	83,050
Mortgages secured by investment properties classified as held for sale	7,079	9,990
Weighted average effective interest rate of mortgages secured by investment properties classified as held for sale	6.7%	4.1%

The increase of C$15.1 million in investment properties classified as held for sale from December 31, 2016, primarily arose from new investment properties classified as held for sale, offset by dispositions completed in the year and changes in fair value.

For the year ended December 31, 2017 and 2016, FCR sold shopping centers and development land as follows:

	Year ended December 31,
	2017	2016
	CAD in millions
Total selling price	90,074	139,600
Vendor take-back mortgages on sale	-	(6,950)
Property selling costs	(1,667)	(2,435)
Total cash proceeds	88,407	130,215

5.	Reconciliation of investment properties to total assets

Shopping centers and development land by region and a reconciliation to total assets are set out in the tables below:

	December 31, 2017
	CAD in thousands
	Central Region	Eastern Region	Western Region	Total
Total shopping centers and development land (1)	4,263,757	1,980,077	3,152,525	9,396,359
Cash and cash equivalents				11,507
Loans, mortgages and other real estate assets				280,148
Other assets				47,387
Amounts receivable				25,437
Investment in joint ventures				202,231
Residential development inventory				5,483
Total assets				9,968,552

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	DATA FROM FCR’s FINANCIAL STATEMENTS (Cont.)

	December 31, 2016
	CAD in thousands
	Central Region	Eastern Region	Western Region	Total
Total shopping centers and development land (1)	3,711,238	1,825,533	2,983,726	8,520,497
Cash and cash equivalents				12,217
Loans, mortgages and other real estate assets				353,295
Other assets				45,937
Amounts receivable				21,175
Investment in joint ventures				146,422
Residential development inventory				5,010
Total assets				9,104,553

(1)	Includes investment properties classified as held for sale.

B.	Mortgages and credit facilities

	December 31, 2017
	2017	2016
	CAD in millions
Fixed rate mortgages	1,060,339	997,165
Unsecured facilities	485,727	183,451
Secured facilities	95,900	68,030
Mortgages and credit facilities	1,641,966	1,248,646

Current	172,525	116,952
Mortgages on investment properties classified as held for sale	7,079	9,990
Non-current	1,462,362	1,121,704
Total	1,641,966	1,248,646

Mortgages and secured facilities are secured by FCR’s investment properties. As at December 31, 2017, approximately C$2.6 billion (December 31, 2016 - C$2.4 billion) of investment properties out of C$9.4 billion (December 31, 2016 - C$8.5 billion) had been pledged as security under the mortgages and the secured facilities.

As of December 31, 2017, mortgages bear coupon interest at a weighted average coupon rate of 4.3% (December 31, 2016 - 4.5%) and mature in the years ranging from 2018 to 2028. The weighted average effective interest rate on all mortgages as at December 31, 2017 is 4.3% (December 31, 2016 - 4.4%).

Principal repayments of mortgages outstanding as at December 31, 2017 are as follows:

	Scheduled Amortization	Payments on Maturity	Total	Weighted Average Effective Interest Rate
	CAD in millions
2018	27,117	124,412	151,529	5.5%
2019	24,619	106,714	131,333	6.5%
2020	22,425	67,893	90,318	4.4%
2021	20,634	73,397	94,031	4.8%
2022	15,711	147,954	163,665	3.9%
2023 to 2028	46,488	382,978	429,466	3.5%
	156,994	903,348	1,060,342	4.3%
Unamortized deferred financing costs and premiums, net			(3)
Total			1,060,339

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	DATA FROM FCR’s FINANCIAL STATEMENTS (Cont.)

FCR has the ability under its unsecured credit facilities to draw funds based on Canadian bank prime rates and Canadian bankers’ acceptances (“BA rates”) for the Canadian dollar-denominated borrowings, and LIBOR rates or U.S. prime rates for U.S. dollar-denominated borrowings. As of December 31, 2017, FCR had drawn $387.2 million, as well as C$3.1 million in bank indebtedness on its unsecured credit facilities. Concurrently with the U.S. dollar draws, FCR entered into cross currency swaps to exchange its U.S. dollar borrowings into Canadian dollar borrowings.

During the second quarter, FCR extended the maturity of its C$800 million unsecured facility to June 30, 2022 on substantially the same terms.

In the fourth quarter, FCR also extended the maturity of its C$115 million secured facility to February 13, 2019 on substantially the same terms.

Credit facilities as at December 31, 2017 are summarized in the table below:

	Borrowing Capacity	Amounts Drawn	Bank Indebtedness and Outstanding Letters of Credit	Available to be drawn	Interest Rates	Maturity Date
	CAD in millions				%
Unsecured Operating Facilities
Revolving facility maturing 2022 (1)	800,000	(338,715)	(22,494)	438,791	BA + 1.20% or Prime +0.20% or US$ LIBOR +1.20%	June 30, 2022
Non-revolving facility maturing 2020 (2)	150,000	(147,012)	(13,932)	-	BA + 1.20% or Prime +0.20% or US$ LIBOR +1.20%	October 31, 2020
Secured Construction Facilities
Maturing 2019	115,000	(60,953)	(1,475)	52,572	BA + 1.125% or Prime + 0.125%	February 13, 2019
Maturing 2018	15,907	(15,572)	-	335	BA + 1.125% or Prime + 0.125%	March 31, 2018
Secured Facilities
Maturing 2019	11,875	(11,875)	-	-	BA + 1.125% or Prime + 0.125%	September 27, 2019
Maturing 2018	7,500	(7,500)	-	-	BA + 1.125% or Prime + 0.125%	September 6, 2018
Total	1,100,282	(581,627)	(37,901)	491,698

1.	FCR had drawn in U.S. dollars the equivalent of C$346.1 million which was revalued at C$338.7 million as at December 31, 2017.
2.	FCR had drawn in U.S. dollars the equivalent of C$150.0 million which was revalued at C$147.0 million as at December 31, 2017.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	DATA FROM FCR’s FINANCIAL STATEMENTS (Cont.)

C.	Senior Unsecured debentures

					December 31,
					2017	2016
		Interest Rate		Principal	CAD in millions
Series	Maturity Date	Coupon	Effective	Outstanding	Liability	Liability
H	January 31, 2017	5.85%	5.99%	-	-	124,985
I	November 30, 2017	5.70%	5.79%	-	-	124,906
J	August 30, 2018	5.25%	5.66%	50,000	49,868	49,761
K	November 30, 2018	4.95%	5.17%	100,000	99,807	99,602
L	July 30, 2019	5.48%	5.61%	150,000	149,712	149,542
M	April 30, 2020	5.60%	5.60%	175,000	174,991	174,988
N	March 1, 2021	4.50%	4.63%	175,000	174,361	174,177
O	January 31, 2022	4.43%	4.59%	200,000	198,824	198,567
P	December 5, 2022	3.95%	4.18%	250,000	247,512	247,066
Q	October 30, 2023	3.90%	3.97%	300,000	298,951	298,794
R	August 30, 2024	4.79%	4.72%	300,000	301,172	301,323
S	July 31, 2025	4.32%	4.24%	300,000	301,587	301,768
T	May 6, 2026	3.60%	3.56%	300,000	300,865	300,963
U	July 12, 2027	3.75%	3.82%	300,000	298,316	-
Weighted Average or Total		4.36%	4.42%	2,600,000	2,595,966	2,546,442
Current				150,000	149,675	249,891
Non- Current				2,450,000	2,446,291	2,296,551
Total				2,600,000	2,595,966	2,546,442

Interest on the senior unsecured debentures is payable semi-annually and principal is payable on maturity.

On July 10, 2017, FCR completed the issuance of C$300 million principal amount of Series U senior unsecured debentures due July 12, 2027. These debentures bear interest at a coupon rate of 3.753% per annum, payable semi-annually commencing January 12, 2018.

GAZIT-GLOBE LTD.

APPENDIX A TO CONSOLIDATED FINANCIAL STATEMENTS

LIST OF MAJOR GROUP INVESTEES AS OF DECEMBER 31, 2017 (1)

	Holding interest as of December 31,				Additional information
	2017	2016	Note	Incorporated in	in Note
	%
Equity One Inc.	-	34.3	(3)(5)	USA	8d
First Capital Realty Inc.	32.6	36.4	(3)	Canada	8e
M.G.N USA Inc.	100	100	(2)	USA
Gazit (1995) Inc.	100	100	(3)	USA
Gazit Group USA Inc.	100	100	(3)	USA
M.G.N America LLC.	100	100	(3)	USA
Gazit First Generation LLC.	100	100	(3)	USA
Gazit S.A. Inc.	100	100	(3)	USA
Gazit Horizons Inc.	100	-	(3)	USA	8g
Gazit Canada Inc.	100	100	(2)	Canada
Gazit America Inc.	100	100	(3)	Canada
Ficus Inc.	100	100	(3)	USA
Silver Maple (2001) Inc.	100	100	(3)	USA
Golden Oak Inc.	100	100	(2)	Cayman Islands
Hollywood Properties Ltd.	100	100	(2)	Cayman Islands
Citycon Oyj	44.6	43.9	(2)	Finland	8f
Gazit Europe (Netherlands) BV	100	100	(2)	Netherlands
Gazit Europe (Asia) BV	100	100	(2)	Netherlands
Gazit Germany Beteilingungs GmbH & Co. KG	100	100	(3)	Germany	8g
Gazit South America L.P.	100	100	(4)	USA
Gazit Brasil Ltda.	100	100	(3)	Brazil	8g
Gazit Gaia Limited	100	100	(2)	Jersey
Gazit Midas Limited	100	100	(2)	Jersey
Atrium European Real Estate Limited	59.6	59.5	(3)	Jersey	8c
Gazit Globe Israel (Development) Ltd.	100	100	(2)	Israel	8g
Hashalom Boulevard House Ltd (in voluntary liquidation).	100	100	(3)	Israel
Gazit Globe Holdings (1992) Ltd.	100	100	(2)	Israel
G.Globe Development Ltd.	100	100	(2)	Israel

(1)	The list does not include inactive companies and companies held by CTY, ATR, Gazit Development, Gazit Germany, Gazit Brasil, Gazit Horizons and Gazit South America L.P.

(2)	Held directly by the Company.

(3)	Held through subsidiaries.

(4)	Held directly and through subsidiaries.

(5)	The company was merged in March 2017, refer to Note 8d.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

CHAPTER D – ADDITIONAL DETAILS REGARDING THE COMPANY

Company’s Name:	Gazit-Globe Ltd. (the “Company” or the “Corporation”)
Company’s Registered No.:	520033234
Address:	10 Nissim Aloni St., Tel-Aviv 6291924
E-mail Address:	IR@gazitgroup.com
Telephone:	03-6948000
Facsimile:	03-6961910
Financial Statement Date:	December 31, 2017
Reporting Date:	March 27, 2018

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 10A: CONDENSED QUARTERLY STATEMENTS OF COMPREHENSIVE INCOME

For condensed statements of comprehensive income for 2017 on a quarterly basis, refer to section 3.5(c) of the Directors’ Report.

REGULATION 10C: USE OF PROCEEDS FROM THE ISSUANCE OF SECURITIES

The Company did not undertake issuances under its shelf prospectus during the year.

In February 2018, the Company raised NIS 860.5 million by way of issuance of debentures (Series M) under a shelf offering report. Pursuant to the shelf offering report, the Company will use the issuance consideration to refinance debt and in its current operations, according to the resolutions of the management of the Company, as may be passed from time to time. To the date of this Report, the Company is in compliance with the consideration objectives that are prescribed in the shelf offering report.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 11: LIST OF INVESTMENTS IN SUBSIDIARIES AND IN AFFILIATES

Presented below is a listing of the Company’s investments in each of its subsidiaries and related companies as of the date of the statement of financial position:

Company name	Class of security and par value	Quantity owned	Value in the financial statements (NIS in thousands) (*)	Interest in relation to issued share capital (%)	Interest in relation to voting rights and power to appoint directors (%)	Price at statement of financial position date
Investments in private companies owned by the Company
Beit Derech Hashalom Ltd. (In voluntary liquidation)	Share NIS 1	9,999	18,888	100	100	-
Gazit-Globe Holdings (1992) Ltd. (1)	Share NIS 1	432	(180,382)	100	100	-
	Deferred shares	1	-
G. Globe Development Ltd.	Share NIS 0.01	100	(81,362)	100	100
Gazit-Globe Israel (Development) Ltd. (“Gazit Development”) (2)	Share NIS 0.1	19,975,535	135,883	100	100	-
Golden Oak Inc. (3)	Share US$ 1	100	-	100	100	-
Hollywood Properties Ltd. (4)	Share US$ 1	300	-	100	100	-
M.G.N. (USA) Inc. (5)	Share US$ 1	2,142	2,524,021	100	100	-
Gazit Canada Inc. (6)	Share C$ 0.01	1,206	5,036,717	100	100	-
Gazit America Inc.(“GAA”)	Share C$ 1	100	759,092	100	100	-
Gazit Europe (Netherlands) B.V. (7)	Share EUR 1	18,500	122,107	100	100	-
Gazit Europe (Asia) B.V. (8)	Share EUR 1	18,000	256,669	100	100	-
Gazit Midas Limited (9)	Share EUR 1	1,000	1,887,393	100	100	-
Gazit Gaia Limited (10)	Share EUR 1	1,000	-	100	100	-
Gazit Brasil Ltda. (11)	Participation units and shares	-	2,215,991	100	100	-
Investments in public companies (some of which are owned by the private subsidiaries detailed above)
First Capital Realty Inc (“FCR”) (12)	Share C$ 1	79,636,750	-	32.6	32.6	C$ 20.72
Citycon Oyj (“CTY”) (13)	Share EUR 1.35	396,864,474	4,077,739	44.6	44.6	EUR 2.16
Atrium European Real Estate Limited (“ATR”) (14)	Share EUR 1	224,733,142	-	59.6	59.6	EUR 4.15

(*)	According to the Company’s separate financial statements, as of the statement of financial position date.
(1)	Gazit-Globe Holdings (1992) Ltd. owns 35% of Beit Derech Hashalom Ltd (In voluntary liquidation).
(2)	Gazit Development has private subsidiaries that are not presented separately in the table.
(3)	Golden Oak Inc. owns 30% of Beit Derech Hashalom Ltd (in voluntary liquidation).
(4)	Hollywood Properties Ltd. owns 35% of Beit Derech Hashalom Ltd (in voluntary liquidation).
(5)	MGN (USA) Inc. owns 100% of Gazit Horizons Inc., Gazit 1995 Inc., MGN America LLC, Gazit Group USA Inc. and Gazit First Generation Inc.
(6)	Gazit Canada Inc. owns 32.6% of the share capital of FCR.
(7)	Gazit Europe (Netherlands) B.V. owns a group of German companies, which are not presented separately.
(8)	Gazit Europe (Asia) B.V. invests in a real estate investment fund, resident in Mauritius, India.
(9)	Gazit Midas Limited owns 29.60% of the share capital of ATR.
(10)	Gazit Gaia Limited owns 30.00% of the share capital of ATR. Gazit Gaia’s value in the financial statements is included in Gazit Midas’ value.
(11)	The interests in Gazit Brasil Ltda and in FIM Norstar, are owned through a U.S. partnership, which is owned 94% by the company and 6% by wholly-owned subsidiaries, which are not presented separately in the table.
(12)	The interests in FCR are owned through Gazit Canada Inc. FCR has private subsidiaries, which are not presented separately in the table.
(13)	The shares of CTY are owned directly. CTY has private subsidiaries, which are not presented separately in the table.
(14)	ATR has private companies that are not presented separately in the table.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Presented below are details of the balance of the Company’s debentures and loans to its subsidiaries and related companies:

Company	Linkage basis	Interest rate	Reported balance as of December 31, 2017 (NIS in thousands)	Repayment years (as per the agreement)
Gazit Horizons Inc.	U.S.$	LIBOR+2.55%	359,802	2019

Gazit Midas Limited	EUR	EURIBOR+2.8%	829,100	2019
Gazit Gaia Limited	EUR	EURIBOR+2.8%	318,421	2019
Gazit Europe (Netherlands) B.V.	EUR	EURIBOR+2.55%-3%	1,480,362	2018-2020
Gazi Globe Israel (Development) Ltd.	CPI	4%-4.5%	834,168	2025-2027
	CPI	6.27%	797,327	2018-2019
	NIS	2.5%	50,900	(**)
G. Globe Development Ltd.	CPI	2.56%	81,362	(*)
Gazit Globe Holdings (1992) Ltd.	CPI	2.56%	184,669	(*)
Gazit Asia	U.S.$	LIBOR+2.55%	10,235	2019
Gazit Germany	EUR	EURIBOR+2.5%-2.55%	172,434	2018-2020

(*)	The loans are automatically renewed from time to time, subject to the possibility of their being terminated in accordance with the terms set forth in the agreements with respect to such loans.
(**)	Repayment dates have not yet been fixed and are currently being considered by the Company and the subsidiary.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 12: CHANGES IN INVESTMENTS IN SUBSIDIARIES AND IN AFFILIATES(*)

Date of change	Nature of change	Company name	Class of security	Total par value	Cost (NIS in thousands)	Average cost per unit
09/17	Acquisition of shares on the Stock Exchange	Atrium European	Ordinary share	413,407	6,909	€3.97
10/17	Acquisition of shares on the Stock Exchange	Atrium European	Ordinary share	61,000	999	€3.97
10/17	Acquisition of shares on the Stock Exchange	Citycon oyj.	Ordinary share	4,249,127	36,979	€2.11
11/17	Acquisition of shares on the Stock Exchange	Citycon oyj.	Ordinary share	1,886,309	16,429	€2.11
12/17	Acquisition of shares on the Stock Exchange	Citycon oyj.	Ordinary share	160,068	1,400	€2.11
03/17	Sale of shares off the Stock Exchange	First Capital Realty Inc.	Ordinary share	(9,000,000)	(500,061)	C$ 20.60
03/17	Merger	Equity One, Inc.	Ordinary share	(49,632,508)	(**)	(**)
03/17	Redemption of preference shares	Gazit Canada	Preference share	(177,952,965)	(482,661)	C$ 1.00
05/17	Redemption of preference shares	Gazit Canada	Preference share	(12,053,425)	(31,908)	C$ 1.00
07/17	Redemption of preference shares	Gazit Canada	Preference share	(4,387,792)	(12,464)	C$ 1.00
01/17	Redemption of preference shares	Gazit America	Preference share	(13,500,000)	(38,930)	C$ 1.00
02/17	Redemption of preference shares	Gazit America	Preference share	(4,500,000)	(12,946)	C$ 1.00
03/17	Redemption of preference shares	Gazit America	Preference share	(900,000)	(2,438)	C$ 1.00
05/17	Redemption of preference shares	Gazit America	Preference share	(3,700,000)	(9,782)	C$ 1.00
08/17	Redemption of preference shares	Gazit America	Preference share	(7,158,324)	(20,550)	C$ 1.00
1-12/17	Investment in equity (***)	Gazit Brasil Ltda., FIM Norstar	Participation units and shares	65,707,114	74,118	BRL 1.00

(*)	Excludes negligible investments in establishing inactive subsidiaries in the reporting period.
(**)	For information on EQY’s merger with REG, see Note 8d to the financial statements.
(***)	Refer to footnote (11) to Regulation 11. The investment specified above includes the investment of the Company and investment of Gazit South America Inc.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 13: INCOME FROM SUBSIDIARIES AND AFFILIATES AND INCOME THEREFROM

Presented below are details of the 2017 comprehensive income (loss) attributed to the shareholders of each of the Company’s subsidiaries or related companies, and also the Company’s income from dividends, management fees and interest from those companies (NIS in thousands):

Company name	Income (loss)	Comprehensive income (loss)	Total comprehensive income (loss)	Dividends	Management fees	Interest income (expenses)
MGN (USA) Inc. (1)	2,725,268	(15,265)	2,710,003	-	565	6,608
Gazit Canada Inc.	1,098,626	(267,019)	831,607	-	-	(915)
Gazit America Inc.	1,008,550	-	1,008,550	-	-	-
Gazit-Globe Holdings (1992) Ltd.	(5,884)	-	(5,884)	-	-	4,073
Beit Derech Hashalom Ltd. (in voluntary liquidation)	(16)	-	(16)	-	-	-
Gazit-Globe Israel (Development) Ltd.	14,331	6,390	20,721	-	720	87,150
G.G. Development Ltd.	(2)	-	(2)	-	-	-
Citycon Oyj.	351,570	(311,908)	39,663	206,200	-	-
Gazit Europe (Netherlands) B.V. (2)	57,775	-	57,775	-	-	9,682
Gazit Europe (Asia) B.V.	8,043	32,321	40,363	-	-	-
Gazit Brasil Ltda. (3)	347,242	6,467	353,709	-	-	-
Gazit Midas Ltd. (4)	153,547	(11,739)	141,808	-	-	8,162
Gazit Gaia Ltd.				-	-	13,862

(1)	The results of MGN (USA) Inc. include the results of Gazit Horizons Inc., Gazit 1995 Inc., Gazit Group USA, MGN America LLC and Gazit Gazit First Generation Inc.
(2)	Represents the results of the Company’s operations in Germany.
(3)	Represents the results of Gazit Brasil Ltda’s operations as well as FIM Norstar, which are both held by Gazit South America LP (a U.S. partnership).
(4)	The income includes the results of Gazit Midas Limited, Gazit Gaia Limited and Gazit Hercules Limited.

REGULATION 20: STOCK EXCHANGE TRADING

Listed for trading during the reporting year, 42,648 ordinary shares of the Company of par value NIS 1 each that were issued as a result of the vesting of non-tradable securities (restricted share units (RSU)) by an officer.

In 2017, stock exchange trading in the Company’s securities was not suspended. With regard to the delisting of debentures following their repurchase by the Company, refer to section (D) of Regulation 29 below.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 21: COMPENSATION OF INTERESTED PARTIES AND SENIOR OFFICERS

Presented below are details of the compensation paid with respect to 2017, to each of the five highest compensation recipients from among the senior officers of the Group (the Company or a corporation which it controls) and the three highest compensation recipients from among the senior officers of the Company itself, who were granted the compensation with respect to their appointment in the Company, as well as details of the compensation paid to the Company’s interested parties:

Details of Compensation Recipient				Compensation for Services (NIS in thousands)
Name	Position	Scope of position	Percentage ownership in the corporation	Salary(1)	Bonus	Share- based payment	Consul- tancy fees	Other	Total
Dori Segal	Director, former Vice Chairman of the Board of Directors and CEO of the Company	--	(2)0.42%	(3)1,925	-	7,243	-	-	9,168
Mia Stark	CEO of Gazit Brasil	Full-time	-	1,904	2,642	1,378	-	(4)578	6,502
Jeffrey Mooallem	CEO of Gazit Horizons	Full-time	-	1,196	1,080	2,216	-	(6)1,080	5,572
Marcel Kokkeel	CEO of CTY	Full-time	-	2,594	1,877	1,058	-	-	5,529
Adi Jemini	Vice President and CFO	Full-time	0.00%	2,494	1,035	1,019	-	(5)960	5,508
Chaim Katzman	Vice Chairman of the Board and CEO of the Company, Chairman of the Board of CTY and ATR, former Chairman of the Board of the Company	-	(7)0.03%	670	-	-	2,894	-	(8)3,564
Rami (Romano) Vaisenberger	Vice President and Controller	Full-time	0.00%	1,154	585	789	-	-	2,528
Zvi Gordon	Vic President of Investments	Full-time	0.00%	876	318	407	-	-	1,601
Roni Bar-On(9)	External Director, Director in Gazit Brasil	-	-	417	-	-	-	-	417
Yair Orgler	External Director	-	-	376	-	-	-	-	376
Haim Ben Dor(9)	Director	-	0.15%	369	-	-	-	-	369
Zehavit Cohen	Director	-	-	347	-	-	-	-	347
Douglas Sesler	Director, Director in Gazit Horizons	-	-	274	-	-	-	-	274
Noga Knaz	Former External Director	-	-	278	-	-	-	-	278

*	The data in this column relates to the share of the Company in the compensation that was granted to each of the aforesaid officers by the subsidiaries, in proportion to the Company’s average percentage holding in each of the subsidiaries in 2017.
(1)	With regard to directors in the Company, this column includes cash directors’ fees in respect of 2017.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

(2)	Reflects Mr. Segal’s direct interests in the Company. For a description of Mr. Segal’s interests in Norstar Holdings Inc., the controlling shareholder of the Company, refer to Regulation 24 below.
(3)	The amounts include the directors’ fees paid to Mr. Segal for his office as director in the Company, up to his appointment as CEO of the Company on January 19, 2017, and for his office as director in CTY until March, 2017.
(4)	Amounts in respect of participation in expenses of relocation to Brazil.
(5)	Amounts in respect of participation in expenses of relocation to Israel and retention bonus.
(6)	Amounts in respect of bonus secured upon signature.
(7)	Reflects Mr. Katzman’s direct interests in the Company. For a description of Mr. Katzman’s interests in Norstar Holdings Inc., the controlling shareholder of the Company, refer to Regulation 24 below.
(8)	Mr. Katzman did not receive from the Company compensation for 2017.
(9)	Excluding reimbursement of travel expenses.

A.	Additional details and explanations to the table - General

1.	The compensation amounts are in terms of cost to the Company or to the subsidiary, as the case may be. The salary amounts include the cost of salary-related components.

2.	The interests presented in the table are those immediately prior to the publication date of the report, based on the information available to the Company.

3.	The compensation to which Messrs. Chaim Katzman and Dori Segal are entitled in the foreign public subsidiaries, CTY and ATR, is determined and approved in accordance with the laws that are applicable to each of the aforesaid companies, including the rules of the stock exchanges on which such companies are listed for trade, as described below: (a) ATR – The compensation is approved by the Compensation Committee of ATR (in which half of the members are independent directors, and Mr. Katzman who is a member of the Committee, refrains from participating and voting in discussions pertaining to him), and reported to the Board of Directors of ATR; (b) CTY – The annual general meeting of the shareholders in CTY determines the salary of the Chairman of the Board of Directors and of the remaining directors of CTY, based on the recommendation of the Nominations and Compensation Committee of CTY (in which most of the members are independent directors, and that is headed by Mr. Katzman). The Board of Directors of CTY, in its first meeting following its selection at the general meeting, appoints the Chairman and his deputies from among its members.

B.	Additional details and explanations to the table – Details regarding the Vice Chairman of the Board and President of the Company (Former Chairman of the Board), Mr. Chaim Katzman

1.	The salary shown in the table is directors’ compensation received from CTY for his appointment as its Chairman of the Board of Directors in of CTY.

Until January 31, 2018, Mr. Katzman served as Chairman of the Company’s Board of Directors, however the employment agreement between him and a wholly-owned subsidiary of the Company expired in November 2011. For details, refer to section 16 of Chapter A of the Periodic Report. To the date of the Report, Mr. Katzman serves as Vice Chairman of the Board of Directors and CEO of the Company.

The amount presented under “consultancy fees” in the table relate to his annual compensation as chairman of the Board of Directors of ATR.

2.	Details of the compensation of Mr. Katzman from ATR

Mr. Katzman, who is serving as Chairman of ATR’s Board of Directors, provides the ATR Group with consultancy services under a consultancy agreement signed with a wholly-owned subsidiary of ATR (as amended in August 2010). The agreement is renewed from time to time for further periods of one year each time, unless either of the parties gives notice of its desire not to renew the agreement, at least 3 months prior to the end of the relevant period. In return for the consultancy services, Mr. Katzman is entitled to an annual consideration that amounted to EUR 713 thousand in 2017 (EUR 187.5 thousand per quarter until March 2017 (inclusive), and EUR 175 thousand per quarter commencing in April 2017, reflecting an annual consideration of EUR 700 thousand). In addition, Mr. Katzman is also entitled to the refund of expenses incurred in connection with the provision of the services (Mr. Katzman is not entitled to directors’ fees from ATR).

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

3.	Details of the directors’ compensation of Mr. Katzman from CTY

Commencing in June 2010, Mr. Katzman has been serving as Chairman of the Board of Directors of CTY. For his service as Chairman of the Board of Directors of CTY, in 2017 Mr. Katzman is entitled to annual compensation of EUR 165 thousand.

4.	In addition, Mr. Katzman is entitled to indemnification and insurance arrangements from the Company and its subsidiaries in which he serves as a director, in accordance with such arrangements as they apply to other members of the board of directors of such companies.

5.	Details of additional compensation to Mr. Katzman that is not included in the table

5.1.	Compensation from FCR: Mr. Katzman had served as director in FCR until May 2017. For his office therein, Mr. Katzman was entitled to directors’ fees in an amount equal to that payable to the other members of FCR’s Board of Directors. In 2017, FCR paid Mr. Katzman directors; fees in the amount of CAD$ 20.5 thousand and has also allotted to Mr. Katzman restricted shares units in the amount of CAD$ 116.85 thousand. Following the sale of FCR’s shares, commencing in the first quarter of 2017 the Company no longer consolidates the financial statements of FCR. Accordingly, compensation as described in this section is not included in the table above.

5.2.	Compensation from EQY: In March 2017, upon the completion of the merger between EQY and REG (for details refer to Section 6.1 of the “Description of the Company’s Business” in this Annual Report), Mr. Kaztman’s employment agreement with EQY was terminated. In 2017, Mr. Katzman was reimbursed for expenses in connection with his duties, vehicle use, mobile telephone etc.

Upon the completion of the merger, the balance of the restricted shares then held by Mr. Katzman vested in full (approximately 85 thousand restricted shares). Additionally, under the agreement Mr. Katzman was entitled to reimbursement of expenses in respect of medical insurance for Mr. Katzman or his family members for the period up to the termination of his employment.

5.3.	Compensation from REG: From March 2017 until February 2018, Mr. Katzman had served as director in REG, this under a governance agreement with REG (for details refer to Section 22.4 of the “Description of the Company’s Business” in this Annual Report. For his office as director in REG, Mr. Katzman was entitled to directors’ compensation as customary in REG. In 2017, REG paid Mr. Katzman directors’ compensation in the amount of U.S.$ 62.5 thousand as well as an allotment of common stock at a cost in REG financial reports of U.S $ 128 thousand..

Upon the completion of the merger between EQY and REG, the Company no longer consolidates EQY, and the shares of REG are presented in its financial statements as an available-for-sale financial asset. Accordingly, compensation as described in Sections 5.2 and 5.3 is not included in the table above.

C.	Additional details and explanations to the table – Details regarding former Vice Chairman of the Board and CEO of the Company, Mr. Dori Segal

1.	The salary shown in the table is salary received by Mr. Segal from the Company for his service as Vice Chairman of the Board of Directors and CEO of the Company, and directors’ fees that he has received from CTY, which is identical to the compensation of the remaining directors in CTY.

2.	Details of the Compensation of Mr. Segal from the Company

2.1	Mr. Segal served as Vice Chairman of the Board of Directors and CEO of the Company during the period from January 19, 2017 to January 31, 2018. The monthly salary of Mr. Segal reflected a monthly cost of NIS 166,667 (comprising a base salary as well as social and related benefits, as customary in the Company (in this section: “the Fixed Salary”), and an annual cost of NIS 2 million (this cost comprises of all of the compensation payable to Mr. Segal by public subsidiaries of the Company), as described in sections 3 and 6 below). In addition to the Fixed Salary, Mr. Segal was entitled to sick and recreation days as stipulated by law and to 30 vacation days a year, all this provided that the total annual cost of employment in the Company does not exceed NIS 2 million (excluding the compensation payable to Mr. Segal by FCR). He was also entitled to indemnification and insurance under terms that are identical to those of the other officers in the Company and to reimbursement of expenses, as customary in the Company.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Pursuant to the terms of his employment agreement, Mr. Segal was not entitled to an annual bonus.

According to the provisions of the agreement, upon the termination of his employment in the Company, Mr. Segal is entitled to the following: (a) advance-notice period of 180 days, during which Mr. Segal shall be entitled to receive the Fixed Salary; (b) Fixed Salary for an additional six months; (c) acceleration of the vesting period of all equity compensation components allotted to him that have not yet vested.

2.2	The table below includes, under “share-based payment, the cost recorded in the financial statements of the Company in the reporting for:

Grant date	Amount	Exercise price
March 2017	2,965,505 option warrants (non-negotiable)	NIS 42

Additional information regarding the option warrants: In addition to the exercise price, as set out in the table above, the exercise of the option warrants is conditional upon a target average price of the Company’s share that is higher than the exercise price and a prerequisite for their exercise is an average quoted price of at least NIS 45 on the Stock Exchange for 90 consecutive days during the 12-month period that precedes the date of exercise (in this section: “the Target Price”). The vesting period of the option warrants were accelerated upon the termination of Mr. Segal employment in the company, on January 2018, and all the components of the capital compensation were vested. The exercise price and the Target Price are linked to the Consumer Price Index and subject to adjustments (in respect of the issue of bonus shares, the issue of rights and a dividend distribution).

The final expiration date of all option warrants (unless previously exercised) is the end of five years from grant date, this also being the case in the event of the termination of employment.

Mr. Segal may also exercise the option warrants by way of cashless exercise.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

3.	Details of the compensation of Mr. Segal from CTY

For his service as Vice Chairman of the Board of Directors of CTY, Mr. Segal was entitled to an annual remuneration of EUR 75 thousand as well as to a remuneration of EUR 600 per meeting. For his service in 2017, Mr. Segal received total remuneration of EUR 2,000 thousand. In March 2017, Mr. Segal ended his office in CTY.

4.	Details of directors’ remuneration from the Company

Until January 2017, Mr. Segal was entitled to directors’ remuneration in respect of his office in the Company. For details of the manner of calculation of the remuneration, see Section 7C of Regulation 21 in the Annual Report for 2016 (as published on March 27, 2017, reference no. 2017-01-029868), which is included herein by reference. Starting on the date on which Mr. Segal becomes entitled to compensation for his office as CEO of the Company, he is no longer entitled to directors’ remuneration as above.

5.	In addition, Mr. Segal is entitled to indemnification and insurance arrangements from the Company and its subsidiaries in which he serves as an officer, in accordance with such arrangements as they apply to other officers of these companies.

6.	Details of additional compensation payable to Mr. Segal that is not included in the table

6.1.	Compensation from EQY: Mr. Segal had served as a director in EQY until March 1, 2017. Upon the completion of the merger transaction between EQY and REG, Mr. Segal ended his office as director in EQY.

Upon completion of the merger, the reminder of the restricted shares of EQY held by Mr.Segal vested (approximately 5,250 restricted shares).

6.2.	Compensation from FCR: Mr. Segal serves as Chairman of the Board of Directors of FCR, an affiliate of the Company. Under the engagement agreement with FCR, Mr. Segal is entitled to annual compensation in the amount of CAD$ 500 thousand and to an annual allotment of restricted share units with a value of CAD$ 500 thousand, the number of which is to be calculated on the date of allotment, in accordance with FCR’s RSU plan. Pursuant to the aforesaid terms of the engagement, in March 2017 Mr. Segal was allotted 24,824 shares of FCR. Commencing in the first quarter of 2017, following the sale of FCR’s shares, the Company no longer consolidates the financial statements of FCR. Accordingly, the compensation as described in this section is not included in the table above.

D.	Additional details and explanations to the table – Details regarding Ms. Mia Stark, CEO of the subsidiary Gazit Brasil

1.	Ms. Mia Stark has been serving as CEO of Gazit Brasil since April 2013, and as Head of Business Development in South America of a fully owned subsidiary (in this paragraph: “Gazit U.S.A”). Described herewith is a summary of the main points from Ms. Stark’s employment agreements.

2.	Based on her employment agreement relating to her position as CEO of Gazit Brasil from 2014, Ms. Stark is entitled to a monthly base salary totalling BRL 50 thousand (linked to the annual increase in the CPI) with customary social payments. Ms. Stark may be entitled to a yearly performance based bonus, of between 50-75% of her annual salary. Furthermore, Ms. Stark is entitled to a refund of relocating costs to Brazil and her housing costs.

In the event of termination of Ms. Stark’s employment prior to January 2019, Ms. Stark will be entitled, in addition to severance compensation and any payments mandated by Brazilian labor law, to compensation totaling 12 monthly salaries and an agreed compensation of BRL 80 thousand for relocation costs back to her original country residence.

Either one of the sides may terminate it given prior notice of 120 days.

3.	According to her employment agreement regarding her position as Head of Business Development in Gazit U.S.A from January 2015, Ms. Stark is entitled to a base salary of U.S. $ 115 thousand and to a milestone-based annual bonus ranging between 50-75% of her annual salary. Additionally, Ms. Stark is entitled to a retention bonus totaling to U.S. $ 500 thousand, payable in January 2019, provided that Ms. Stark is an employee of Gazit Brasil on such a date. Either of the parties may terminate the agreement with prior notice of 120 days. In the event of change of control of the Company, Ms. Stark will be entitled to a grant equaling 12 monthly salaries as well as acceleration of the phantom units granted to her (is detailed herewith).

4.	Within the framework of to the terms of her employment, Ms. Stark was granted 120,000 phantom RSU’s, which will vest in five unequal batches. The value of the phantom RSU’s will be determined based on the price of the company’s shares on the exercise date. In accordance with the terms of the allotment, since the date of allotment through 2017, (inclusive) 80,000 have vested and the remaining 40,000 units will vest in equal parts in June 2018 and January 2019.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

5.	In March 2018, the Board of Directors of Gazit Brasil and the Compensation Committee of the Company approved the grant of a special bonus in the amount of BRL 3 million to Ms. Stark, of which BRL 1.5 million was granted for the activities of Ms. Stark in 2017 and the balance will be paid in April 2018, conditional upon the completion of a transaction for the sale of a property in Gazit Brasil and on the continued employment of Ms. Stark in Gazit Brasil until July 2018. If any of the aforementioned conditions are not fulfilled, Mr. Stark will refund the conditional amount of the grant to Gazit Brasil.

6.	Furthermore, The Board of Directors of Gazit Brasil and Gazit U.S.A and the Compensation Committee of the Company authorized a yearly bonus for Ms. Start totaling U.S$ 86 thousand and BRL 567 thousand

7.	Details of additional compensation payable to Ms. Stark that is not included in the table

Compensation from FCR: Ms. Stark serves as a director in FCR, an affiliate of the Company. For her service, Ms. Stark is entitled to directors’ fees in an amount equal to that payable to the other Board members of FCR. In 2017, FCR paid Ms. Stark directors’ fees totaling of CAD$ 29,258 and allotted Ms. Stark restricted share units of FCR totaling of CAD$ 38,036. Commencing in the first quarter of 2017, following the sale of FCR’s shares, the Company no longer consolidates the financial statements of FCR. Accordingly, the compensation as described in this section is not included in the table above.

E.	Additional details and explanations to the table – Details regarding Mr. Jeffrey Mooallem, CEO of the subsidiary Gazit Horizons

1.	Mr. Jeffery Mooallem has been serving as CEO of Gazit Horizons since May 2017, under an employment agreement signed on April 3, 2017 with a wholly owned subsidiary of the Company (“Gazit USA”). The engagement is for a period of four years, commencing on May 1, 2017, subject to the entitlement of either of the parties to terminate the agreement with an advance notice of 30 days. The agreement entitles Mr. Mooallem to an annual base salary of U.S.$ 450 thousand, as well as social and related benefits as customary in Gazit USA.

According to the terms of his employment, Mr. Mooallem is entitled to an annual bonus at a rate of at least 80% of his annual salary but not more than 125% of his annual salary as above. The annual bonus will be determined on the basis of measurable targets and at the discretion of the Board of Directors of Gazit USA and the Company Compensation Committee, which shall not exceed 50% of the bonus. Furthermore, in addition to said annual bonus, Mr. Mooallem is entitled to a one-time signing bonus in the amount of U.S.$ 250 thousand, payable by way of allotment of restricted share units that will vest in two equal batches in April 2018 and April 2019.

Mr. Mooallem’s employment agreement entitles him to the allotment of equity compensation, as described in Section 2 below.

In the event of the termination of the employment agreement with Mr. Mooallem at the discretion of the Company, or at the decision of Mr. Mooallem under the circumstances that are set out in the agreement, or within a period of 12 months following a change of control in the company (as defined in the agreement), Mr. Mooallem shall be entitled to the following payments: (i) annual base salary payments until the end of the original period of the agreement; (ii) a proportionate share of the annual bonus to which he is entitled; (iii) the balance of the one-time signing bonus and acceleration of the related vesting period; (iv) severance pay equal to 150% of the annual base salary with the addition of 150% of the annual bonus to which he would have been entitled for that year; (v) participation in medical insurance for a period of up to one year from the termination of his employment; (vi) acceleration of the vesting period of all components of equity compensation allotted to him that had not yet vested.

2.	In addition, Mr. Mooallem is entitled to equity compensation, including by way of securities of the company, which will be allotted under a resolution of the Board of Directors of Gazit USA and the Company Compensation Committee, provided that Mr. Mooallem is an employee of Gazit USA on the dates of allotment, as follows: (i) April 2018 – one-time cash payment in the amount of U.S.$ 450 thousand; (ii) April 2019 – allotment of restricted share units with a value of up to U.S.$ 800 thousand, half of which are to be allotted at the discretion of the Board of Gazit USA and the Company Compensation Committee. The restricted share units will mentioned in this subsection will vest in two equal batches at the end of one year and two years from the date of allotment; (iii) May 2020 - restricted share units with a value of up to U.S.$ 800 thousand, half of which are to be allotted at the discretion of the Board of Gazit USA and the Company Compensation Committee. The restricted share units will mentioned in this subsection will vest in full in April 2021; (iv) April 2021- allotment of company shares with a value of up to U.S.$ 800 thousand.

The value of the restricted share units and shares that are allotted to Mr. Mooallem will be determined on the basis of the average share price on the NYSE in the thirty trading days preceding each allotment.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

F.	Additional details and explanations to the table – Details regarding Mr. Marcel Kokkeel, CEO of CTY

1.	Mr. Marcel Kokkeel has been serving as the CEO of CTY since March 2011. Mr. Kokkeel’s employment agreement with CTY is for an unlimited period, subject to the rights of either of the parties to terminate the agreement with an advance notice of 6 months. Pursuant to said agreement, Mr. Kokkeel is entitled to an annual base salary (linked to the local consumer price index), as well as customary social and related benefits.

In addition, Mr. Kokkeel is entitled to an annual bonus at a rate that does not exceed 80% of his annual base salary, which will be determined on the basis of measurable targets and at the discretion of the Board of Directors of CTY. 50% of said bonus will be paid in cash and the balance will be payable by way of allotment of CTY shares.

As part of the engagement in the employment agreement, Mr. Kokkeel was granted equity compensation, as described in Section 2 below.

If the employment agreement with Mr. Kokkeel is terminated by the company, Mr. Kokkeel shall be entitled to his full salary in respect of the early notice period and to severance pay at the rate of 150% of his annual base salary on the date of termination of employment.

2.	The above table includes, under the heading “share-based payment”, the cost recorded in the financial statements of he Company in the reporting year with respect to 1,000,000 option warrants convertible into shares of CTY that were allotted to Mr. Kokkeel under CTY’s 2011 Option Plan (for details refer to Section 6.9.2 of “Description of the Company’s Business”).

Mr. Kokkeel may also be entitled to the allotment of up to 659,922 shares under the 2015 Performance Share Plan, in equal parts over the three performance-measurement periods of the Plan (for details refer to Section 6.9.2 to the “Description of the Company’s Business”).

G.	Additional details and explanations to the table – Details regarding Mr. Adi Jemini, Vice President and CFO of the Company

1.	Since September 2015, Mr. Jemini has been serving as CFO of the Company, and in January 2017 he was also appointed as Vice President of the Company, under an employment agreement from September 2015 (as amended on January 2017). The employment agreement is for a period of 3 years, commencing in September 2015, subject to the right of either of the parties to terminate the agreement with an advance notice of 180 days. For his service, as above, Mr. Jemini is entitled, in addition to his gross monthly salary (linked to the annual increase in the CPI) to customary social and related benefits as well as to indemnification, exemption and insurance, as is the practice in the Company.

Mr. Jemini’s employment agreement entitles him to an annual bonus in an amount that is not to exceed 75% of his annual salary. The bonus is determined on the basis of measurable targets and based on the discretion of the Company’s Compensation Committee and Board of Directors, which is not to exceed 50% of the bonus, in accordance with the Company’s compensation policy (see section 16 of the “Description of the Company’s Business”). Mr. Jemini was granted an annual bonus of NIS 1,035 thousand for 2017.

Additionally, Mr. Jemini may be entitled to a retention bonus, provided that he remains in the employ of the Company for the duration of 20 months from the date of updating of his terms of employment (January 2017). This bonus will be payable to Mr. Jemini in three equal batches over the aforesaid period, the amount of each batch equaling 1.11 monthly salaries. Should Mr. Jemini decide to terminate his employment prior to the end of the agreement period, he will be required to refund to the Company in full the amounts paid to him on account of the retention bonus until such date.

Mr. Jemini is also entitled to the reimbursement of special expenses in respect of his relocation to Israel and residence in Israel in the (grossed up) amount of NIS 325 thousand a year (this reflects an annual cost of NIS 650 thousand to the Company).

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

In the event that the employment agreement with Mr. Jemini is not renewed, he shall be entitled to payment in the amount of his salary with the addition of the social and related benefits for an additional three months. Additionally, should the Company seek to terminate the employment of Mr. Jemini (other than termination for cause) Mr. Jemini shall be entitled to the following: (a) advance-notice period of 180 days, during which he shall be entitled to receive his full salary and all attaching benefits, with the addition of an amount equal to four monthly salaries including social benefits; (b) if on the date of termination of his employment as above Mr. Jemini has completed five years of service in the Group, he shall be entitled to an additional payment in an amount that is the lower of: his monthly salary (excluding attaching benefits) for 12 additional months or his monthly salary (excluding attaching benefits) for the period remaining to the end of the agreement period with the addition of three months; (c) the proportionate share of the annual bonus to which he is entitled under the compensation policy; (d) acceleration of the vesting period of all equity compensation components allotted to him that have not yet vested.

In the event of the termination of Mr. Jemini’s employment in the Company during a 12-month period following an event of change of control in the Company (as defined in the agreement), Mr. Jemini shall be entitled to the following compensation (in lieu of the compensation described in this section above): acceleration of the vesting period of all components of equity compensation granted to him that have not yet vested as well as a grant in a total amount that is equal to 200% of his base annual salary in the year of completion of the change of control, provided that such grant does not exceed an amount that reflects his base salary for the period remaining to the end of the employment agreement, with the addition of 3 months.

2.	The above table includes, under the heading “share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to:

Grant date	Amount	Exercise/ share price	Notes
	199,669 option warrants (non-negotiable)	NIS 43.836	Fair value of an option warrant under the binomial model on the date of approval of allotment – NIS 5.747
September 2015	14,223 restricted share units (RSU)	NIS 40.34
	54,488 restricted performance share units (PSU)	NIS 10.53	The amount includes 36,326 restricted share units cancelled in January 2017, in accordance with the Company’s updated compensation policy from November 2016
January 2017	60,848 option warrants (non-negotiable)	NIS 33.714	Fair value of an option warrant under the binomial model on the date of approval of allotment – NIS 6.656
	2,936 restricted share units (RSU)	NIS 35.3	Of which 11,463 restricted share units were allotted in lieu of 36,326 restricted share units cancelled as above

(1)	Additional information regarding the option warrants: the exercise price presented in the table is linked to the Israeli consumer price index and subject to customary adjustments (including with respect to the distribution of bonus shares, issuance of rights and a dividend distribution). The options vest in 3 equal batches, starting upon the elapse of one year from the grant date. The aforesaid options have been granted pursuant to the provisions of Section 105 of the Income Tax Ordinance under the capital gains track. Options that have not been exercised within 90 days of the date of the termination of Mr. Jemini’s engagement with the Company will expire. The final expiry date of all options is at the end of 4 years from their grant date. The options will also be exercisable by means of a cashless exercise.

(2)	Additional information regarding the restricted share units: the RSU’s will vest in three equal batches at the end of one year from grant date. In the event of a dividend distribution, Mr. Jemini shall be entitled to a monetary compensation that reflects the benefit from the dividend distribution in respect of the restricted share units that have not yet vested on the date of the dividend distribution.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

H.	Additional details and explanations to the table – Details regarding the Vice President and Controller of the Company, Mr. Romano (Rami) Vaisenberger

1.	Mr. Vaisenberger has been an employee of the Company since 2004 and serves as Vice President and Controller of the Company since April 2011. According to his employment agreement from March 2016, which was in effect until February 28, 2018, Mr. Vaisenberger was entitled to a gross monthly salary (linked to the annual increase in the consumer price index), customary social and related benefits, as well as exemption, indemnification and insurance as customary in the Company.

2.	In February 2018, Mr. Vaisenberger’s employment agreement with the Company was updated, and as of said date his gross monthly salary amounts to NIS 75 thousand (linked to the annual increase in the consumer price index). The updated employment agreement is for a period of three years, commencing in March 2018, subject to the entitlement of either of the parties to terminate the agreement with an advance notice of 90 days.

Mr. Vaisenberger’s employment agreement entitles him to an annual bonus in an amount that is not to exceed 75% of his annual salary. The bonus is determined on the basis of measurable targets and based on the discretion of the Company’s Compensation Committee and Board of Directors, which is not to exceed 50% of the bonus, in accordance with the Company’s compensation policy (see section 16 of the “Description of the Company’s Business”).

Additionally, Mr. Vaisenberger may be entitled to a retention grant of NIS 450 thousand, provided that he remains in the employ of the Company throughout the period of the agreement. This grant will be payable by way of allotment of restricted share units at a cost of NIS 450 thousand to the Company on grant date. The restricted share units will vest in a single batch at the end of three years (the end of the employment period under the updated agreement).

If the period of the updated agreement elapses and a new employment agreement is not entered into with Mr. Vaisenberger, he shall be entitled to an additional 3 monthly base salaries, including all social and related benefits (excluding the entitlement to payment for an advance-notice period). Additionally, if the employment of Mr. Vaisenberger is terminated by the Company (other than for cause), Mr. Vaisenberger sall be entitled to the following compensation: (a) advance-notice period of 90 days, during which he shall be entitled to receive his full salary and all attaching benefits; (b) base salary (including social benefits) for the period remaining to the end of the agreement period, but not more than 3 months; (c) the proportionate share of the annual bonus to which he is entitled under the compensation policy.

3.	The above table includes, under the heading “share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to:

Grant date	Amount	Exercise
May 2017	145,113 option warrants (non-negotiable)	NIS 37.383
24,477 restricted share units (RSU)

(a)	Additional information regarding the option warrants: the exercise price above is subject to customary adjustments. The options vest in 3 equal batches, starting upon the elapse of one year from the grant date. Options that have not been exercised within 90 days of the date of the termination of Mr. Vaisenberger’s engagement with the Company will expire. The final expiry date of all options is at the end of 4 years from their grant date. The options will also be exercisable by means of a cashless exercise.

(b)	Additional information regarding the restricted share units: the RSU’s will vest in three equal batches at the end of one year from grant date. In the event of a dividend distribution, Mr. Vaisenberger shall be entitled to a monetary compensation that reflects the benefit from the dividend distribution in respect of the restricted share units that have not yet vested on the date of the dividend distribution.

Within the framework of the updating of the employment agreement, Mr. Vaisenberger received, after the date of the financial report, an additional allotment of option warrants and RSU’s (in equal parts), at a cost of NIS 270 thousand to the Company on grant date. The terms of the option warrants and the RSU’s that are allotted was set out in this section above, with the exception of the exercise prices and the share price, which was determined in accordance with the Company’s compensation policy on grant date. For additional details regarding the private placement to Mr. Vaisenberger see the company’s immediate report dated as of March 3, 2018 (reference no: 2018-01-020689). The information provided in said report is included herein by reference.

 GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

I.	Additional details and explanations to the table – Details regarding the Vice President of Investments of the Company, Mr. Zvi Gordon

1.	Mr. Gordon, the son-in-law of Mr. Katzman, has been serving as Vice President of Investments of the Company since June 2017. The employment agreement of Mr. Gordon is for a period of three years, commencing on June 19, 2017, subject to the entitlement of either of the parties to terminate the agreement with an advance notice of 90 days. For his service, Mr. Gordon is entitled to an annual salary of U.S.$ 200,000 (linked to the annual increase in the consumer price index), payable in monthly installments. Mr. Gordon is also entitled to customary social and related benefits (the grossed-up tax in respect of such benefits will be assumed by the Company), as well as to exemption, indemnification and insurance as is customary in the Company.

Mr. Gordodn’s employment agreement entitles him to a cash annual bonus in a total amount that is not to exceed 60% of his annual base salary in any given year. The bonus is to be determined on the basis of measurable targets defined for the Company every year in advance.

If the employment of Mr. Gordon is terminated before the elapsing of three years (other than under circumstances that allow the Company to terminate the agreement without entitlement to severance pay), and in the event of resignation under circumstances where the resignation is legally deemed as dismissal, in the event of death or loss of working capacity, Mr. Gordon shall be entitled to: (a) an advance-notice period of 90 days, during which Mr. Gordon shall be entitled to his base salary and the attaching benefits payable during an advance-notice period; and (b) a proportion of the annual bonus to which Mr, Gordon shall be entitled for the year in which his office is terminated.

In the event of the termination of the employment of Mr. Gordon within a period of 12 months following a change of control in the Company (as defined in the agreement), Mr. Gordon shall be entitled to the following (in lieu of the compensation set out in this section above): acceleration of the vesting period of all components of equity compensation allotted to him that had not yet vested and an annual bonus at the rate of 200% of his annual base salary in the year of completion of the change of control, provided that said amount does not exceed an amount reflecting his base salary in the period remaining to the expiry of his agreement with the addition of three months.

2.	The above table includes, under the heading “share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to:

Grant date	Amount	Exercise
October 2017	224,848 option warrants (non-negotiable)	NIS 34.308
19,985 restricted share units (RSU)

(a)	Additional information regarding the option warrants: the exercise price above is subject to customary adjustments. The options vest in 3 equal batches, starting upon the elapse of one year from the grant date. Options that have not been exercised within 90 days of the date of the termination of Mr. Gordon’s engagement with the Company will expire. The final expiry date of all options is at the end of 4 years from their grant date. The options will also be exercisable by means of a cashless exercise.

(b)	Additional information regarding the restricted share units: the RSU’s will vest in three equal batches at the end of one year from grant date. In the event of a dividend distribution, Mr. Gordon shall be entitled to a monetary compensation that reflects the benefit from the dividend distribution in respect of the restricted share units that have not yet vested on the date of the dividend distribution.

3.	Mr. Gordon also serves as Vice President of Mergers & Acquisitions of Gazit USA, a wholly owned subsidiary of the Company. For his employment, Mr. Gordon was entitled to an annual salary of U.S.$ 130,000, a discretionary annual bonus of no more than 40% of the annual salary and the attaching social benefits as customary in Gazit USA. Commencing on the date of his appointment as the Company’s VP Investments, the compensation payable to Mr. Gordon by Gazit USA is deducted from the total compensation that is payable to Mr. Gordon by the Company, as described in Section 1 above.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

J.	Additional details and explanations to the table – Details regarding directors’ fees

Since January 2012, the Company’s directors, including external directors as appointed from time to time (but excluding directors who serve in other positions in the Company; which are, as of the reporting date, Mr. Chaim Katzman, Vice, Chairman of the Board of Directors and President of the Company), are entitled to relative remuneration pursuant to Regulation 8a of the Companies’ Regulations (Rules regarding Remuneration and Expenses for an External Director), 2000 (the “Remuneration Regulations”), as follows: annual remuneration in the amount of U.S.$ 42,000 for a director who does not meet the expertise criteria of an expert external director and annual remuneration in the amount of U.S.$ 56,000 for a director who meets the expertise criteria of an expert external director; remuneration in the amount of U.S.$ 1,100 per meeting attended for a director who does not meet the expertise criteria of an expert external director and remuneration in the amount of U.S.$ 1,480 per meeting attended for a director who meets the expertise criteria of an expert external director. The remuneration amount will be no less than (taking into account changes in the exchange rate of the New Israeli Shekel against the U.S.$) the minimum amount set for a company of the Company’s ranking in the second and third supplements to the Remuneration Regulations, and will be no higher than 50% of the maximum amount set for a company of the Company’s ranking in the second, third and fourth supplements to the Remuneration Regulations, as the case may be (where such minimum and maximum amounts will be linked to the CPI in accordance with the provisions of the Remuneration Regulations). The payment for participation by way of electronic media is 60% of the above participation remuneration, and payment for written resolutions is 50% of the above participation remuneration.

Pursuant to a resolution of the Company, the fees of the external directors (as well as the fees of the other directors in the Company who do not hold additional positions and are not controlling shareholders therein) will be updated to the effect that the current “proportionate compensation” will be replaced with: (1) monetary compensation – compensation in the amount of the “fixed compensation” provided for in the Compensation Regulations, based on the ranking of the Company; and (2) equity compensation – for every year in office, each of the aforesaid directors will be issued 1,500 restricted share units (“RSUs”), in accordance with the Company’s Compensation in Securities Plan from 2011 (“the 2011 Plan”), or another plan, as shall be in effect on the relevant dates, and under the material terms specified below: the RSUs will vest over a period of two years from their grant date. A director whose office ends in the course of a year of office or prior to the vesting of a specific batch shall be entitled to the vesting of the proportionate share of such batch (subject to the payment of the par value of the exercise shares). In addition, the directors shall be entitled to various defenses under the 2011 Plan, including in relation to dividends. Pursuant to said defense, in the event of the payment of a cash dividend by the Company to the holders of its ordinary shares during the vesting period, no adjustment will be made in respect of the dividend, however each of the directors shall be entitled to a cash grant in a (gross) amount that is equal to the amount of the dividend that would have been paid to the director for the holding of ordinary shares in the number of the RSUs that have not yet vested on the date of the dividend distribution.

The update to the directors’ remuneration will come into effect upon the end of office of Mr. Bar On (an external director in the Company) in April 2019 (or earlier – if cut short for any reason).

In addition to the above, Mr. Bar-On and Mr. Sesler which serve on behalf of the Company as directors in Gazit Brasil and Gazit Horizons respectively, are entitled to compensation which will not exceed the lower of either (1) a sum calculated based on the number of board meetings of the subsidiary in which they will participate, whereas the compensation for each board meeting will not exceed the maximum sum per meeting as determined in the Compensation Rules, according to the degree of the relevant subsidiary; or (2) the yearly compensation stated in the Compensation Rules for a company of the degree of the subsidiary. In 2017, the Company paid NIS 41.8 thousand to Mr. Bar-On in lieu of his position on Gazit Brasil and approximately NIS 2.6 thousand to Mr. Sesler in lieu of his position on Gazit Horizons.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 21A: CONTROLLING SHAREHOLDER OF THE COMPANY

The controlling shareholder of the Company is Norstar Holdings Inc. (“Norstar”), a foreign resident company registered in Panama, whose shares are listed on the Tel Aviv Stock Exchange Ltd.

To the best of the Company’s knowledge, the controlling shareholder of Norstar is Mr. Chaim Katzman, who owns, directly and indirectly, Norstar shares through private companies wholly-owned by him and by members of his family (24.31% of Norstar’s issued share capital and 24.75% of the voting rights therein), as well as through First US Financial LLC11 (which owns 18.24% of Norstar’s share capital and 18.78% of the voting rights therein) (“FUF”, collectively with Mr. Katzman below: the “Katzman Group”)

Additionally, the Katzman Group is considered a “joint holder”, within the meaning of this term in the Securities Law, with the Katzman Family Foundation, which owns 4.36% of Norstar’s issued share capital and 4.43% of the voting rights therein.

During the reporting period and up to the publication of the report, the controlling shareholders of the Company, together with the Katzman Group were Mr. Dori Segal (who owns 8.42% of Norstar’s issued share capital and 8.57% of the voting rights therein), and Ms. Erika Ottosson (who owns 6.27% of Norstar’s share capital and 6.38% of the voting rights therein), pursuant to a shareholders’ agreement with the Katzman Group with regard to their interests in Norstar, dated as of January 31, 2017. On March 27, 2018, Norstar notified the Company that Mr. Katzman, Mr. Segal and Ms. Ottosson notified Norstar that the aforementioned shareholders’ agreement was canceled, and that proceeding form the notification date, Mr. Katzman will remain the sole controlling shareholder of Norstar.

REGULATION 22: TRANSACTIONS WITH A CONTROLLING SHAREHOLDER

1.	Agreement with Norstar - For details regarding the agreement between the Company and Norstar and a wholly-owned subsidiary of Norstar, refer to section 22.1 of Chapter A of the Periodic Report.

2.	For details regarding the employment and compensation agreements of the Company’s controlling shareholder, Mr. Chaim Katzman and of Mr. Dori Segal, which was one of the controlling shareholders at the reporting period, with the Company and Group companies, refer to Regulation 21 above.

3.	For details regarding the agreement for the employment of Mr. Zvi Gordon, the son-in-law of Mr. Chaim Katzman, Chairman of the Company’s Board of Directors and a controlling shareholder therein, as Vice President of Investments of the Company and Vice President of Mergers & Acquisitions of Gazit USA, a wholly-owned subsidiary of the Company, refer to Regulation 21 above.

4.	For details regarding officers’ insurance and indemnification undertaking, pursuant to which Messrs. Chaim Katzman, Norstar’s controlling shareholder and Dori Segal, which was one of the controlling shareholders at the reporting period, and Mr. Zvi Gordon, Mr. Katzman’s son-in-law, are also beneficiaries, refer to the details presented under Regulation 29a below.

5.	In February 2016, the Company’s Board of Directors, after obtaining the approval of the Company’s Audit Committee, approved a procedure for the tagging along of passengers who are not involved in the business of the Group (as amended from time to time), whether or not these are “relatives” of any of the controlling shareholders, to exclusively business travels that are conducted for the purposes of the Company (including private companies that it owns). Pursuant to the procedure, the relevant officer will bear the costs for the passenger tagging along based on the mechanism that is set out in the procedure, provided that the total related value of use of the airplane in a calendar year does not exceed NIS 1 million. Since Mr. Katzman was appointed as CEO of the Company, the procedure was updated to allow Mr. Katzman’s spouse to accompany him on his business travels that are conducted conducted for the purposes of the Company, without incurring additional costs.

6.	Negligible transactions: As resolved by the Company’s Board of Directors, the following transactions are to be considered negligible transactions for the purpose of Regulation 41(a)(6)(1) of the Securities Regulations (Annual Financial Statements), 2010:

6.1.	The lease of properties, during the normal course of business and at market terms, to an interested party (including a controlling shareholder), to companies under his control or to companies in which he is an interested party (all of these are referred to below as “Related Parties”), when the revenues from the annual rental of the properties do exceed (in the aggregate) 0.1% of the annual rental income in the Company’s consolidated financial statements.

11 Mr. Katzman has an irrevocable power of attorney from FUF, which owns 18.57% of the Company's shares, that allows Mr. Katzman to vote all of FUF's shares in the Company according to his discretion. FUF is a foreign company registered in Nevada, United States, and is owned by Mr. Katzman (including through private companies wholly owned by him and his family members, directly and indirectly) 70.51% and Martin Klein 29.49%.

 GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

6.2.	An agreement made by the Company to jointly acquire, together with Related Parties, goods or services from a third party, when such decision is made during the normal course of the Company’s business and at market terms, and with regard to which the Audit Committee has determined that the allocation of the costs and expenses in the agreement is fair and equitable taking into account the circumstances of the matter, and while the annual expenses with respect to such agreements (in the aggregate) do not exceed 0.1% of the annual gross expenses presented in the Company’s consolidated financial statements for the year preceding the date of the agreement.

In the Company’s opinion, the scope of the aforesaid transactions is negligible in relation to the scope of the Company’s operations, and accordingly complies with the requirements of the aforementioned Regulation 41(a)(6)(1).

REGULATION 24: INTERESTS OF INTERESTED PARTIES

For an up-to-date description regarding the holdings of interested parties of the Company in its shares and other securities, see the immediate report dated January 7, 2018 regarding the status of holdings of interested parties in the Company (reference no.: 2018-01-002833) and reports concerning the change in the holdings of the Phoenix Holdings Ltd. and Excellence Investments Ltd., as a result of which they ceased being interested parties in the Company as from February 26, 2018 (reference nos.: 2018-01-015324 and 2018-01-015327). The information provided in said reports is included herein by reference.

Presented below are the details, to the best of the Company’s knowledge, of the shares and other securities owned by interested parties that are not members of an institutional reporting group, in each of the Company’s subsidiaries, immediately prior to the date of the report:

Name of	Name and class of	Quantity of	Interests(*)		Interests (fully diluted)
holder	securities	securities	Capital	Voting	Capital	Voting
Chaim Katzman	First Capital Realty Inc., ordinary shares	40,396	0.02%	0.02%	0.03%	0.03%
	First Capital Realty Inc., restricted shares	23,000	-	-
	First Capital Realty Inc., deferred shares	7,661	-	-
	Atrium European Limited, ordinary shares	367,119	0.10%	0.10%	0.15%	0.15%
	Atrium European Limited, share options	200,000	-	-
	Citycon Oyj, ordinary share	778,994	0.09%	0.09%	0.09%	0.09%
Dori Segal(1)	First Capital Realty Inc., ordinary shares	1,039,507	0.43%	0.43%	0.48%	0.48%
	First Capital Realty Inc., stock options (non-tradable)	195,000	-	-
	First Capital Realty Inc., restricted shares	83,814	-	-
	Citycon Oyj., ordinary shares	57,174	0.01%	0.01%	0.01%	0.01%

(1)	The above data regarding securities owned by Mr. Segal include securities owned by his children, including through companies owned by them.

The Company’s share capital includes 51,500 treasury shares that are held by the Company.

REGULATION 24A: AUTHORIZED CAPITAL, ISSUED CAPITAL AND CONVERTIBLE SECURITIES

For details regarding the authorized capital and the issued capital of the Corporation immediately prior to the date of the report, refer to Note 26 to the financial statements.

For details regarding the convertible securities of the Corporation immediately prior to the date of the report, refer to Note 27 to the financial statements.

REGULATION 24B: COMPANY SHAREHOLDERS REGISTER

For details regarding the Company’s shareholders’ register, refer to the immediate report of the Company dated March 19, 2018 (reference no.: 2018-01-026419).

REGULATION 25A: THE COMPANY’S REGISTERED ADDRESS

The Company’s registered address is 10 Nissim Aloni Street, Tel Aviv 6291924, Israel

The Company’s email address is IR@gazitgroup.com

The Company’s phone number: 03-6948000, the Company’s fax number: 03-6961910

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 26: DIRECTORS OF THE CORPORATION

Presented below are details of the members of the Board of Directors, to the best of the Company’s knowledge:

Name	Chaim Katzman, Vice Chairman of the Board of Directors and CEO of the Company
Identity no.:	030593859
Date of birth:	4.11.1949
Address for serving legal documents:	1696 NE Miami Gardens, North Miami Beach, FL 33179, U.S.
Nationality:	Israeli, American
Membership of Board sub-committees:	Investments Committee
Serves as external director:	No
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	No
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	CEO of the Company (since February 2018). Refer to the details below regarding his tenure as chairman of the board of directors and as a director of various subsidiaries of the Company
Date of appointment:	1.5.1995
Education:	LLB, Tel-Aviv University
Employment in the past five years:	CEO of the Company since February 2018, CEO of Norstar Holdings Inc.
Chairman of the Board of Directors of the following companies: the Company (until January 2018), Norstar Holdings Inc. (until January 2018), EQY (and following the completion of the merger with REG, until February 2018, Vice Chairman of the Board of REG), FCR (until May 2015), ATR, CTY, and private subsidiaries of these companies and of the Company
Companies of which he is a director (other than the Company):	Norstar Holdings Inc., ATR, CTY and private subsidiaries of these companies and of the Company, as well as Koah (2000) Holdings Ltd. and Ganei Binyamina Ltd.
Relative of another of the Company’s interested parties:	No. However, his son-in-law, Mr. Zvi Gordon, serves as VP of Investments of the Company

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 GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Dori Segal
Identity no.:	057493504
Date of birth:	19.3.1962
Address for serving legal documents:	85 Hanna Avenue, Suite 400, Toronto, Ontario M6K3S3, Canada
Nationality:	Israeli, American, Canadian
Membership of Board sub-committees:	No
Serves as external director:	No
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	No
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	CEO of the Company (until January 2018), Chairman of the Board of Directors of FCR, Vice Chairman of the Board of Directors (until January 2018, and thereafter - director) of Norstar Holdings Inc., the controlling shareholder of the Company. Refer also to the details below regarding his appointments on the board of directors of various affiliates of the Company.
Date of appointment:	26.12.1993
Education:	High school
Employment in the past five years:	Vice Chairman of the Company’s Board of Directors and CEO of the Company (until January 2018). Chairman of the Board of Directors of FCR (former President and CEO of FCR), Vice Chairman of the Board of EQY (up to the date of its merger with REG), Vice Chairman of the Board of Directors (until January 2018) and CEO (until May 2017) of Norstar Holdings Inc., Former President of Norstar Israel Ltd., Vice Chairman of the Board of CTY (until March 2017), Former Chairman of the Board of Directors of Realpac- The Real Property Association of Canada, Former Vice President at Luzon Group
Companies of which he is a director (other than the Company):	Norstar Holdings Inc., FCR (in which he serves as Chairman of the Board of Directors), Gazit-Globe Israel (Development) Ltd., Gazit Horizons, Gazit Brasil and their private subsidiaries, as well as those of the Company and of Norstar Holdings Inc.
Relative of another of the Company’s interested parties:	Yes, Ms. Erika Ottosson is his divorcee.

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 GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Yair Orgler
Identity no.:	001210541
Date of birth:	10.10.1939
Address for serving legal documents:	7/19 Mayer Mordechai Street, Tel-Aviv
Nationality:	Israeli, German
Membership of Board sub-committees:	Audit, Financial Statements and Compensation Committee (Chairman of the Financial Statements Committee), Investments Committee, Nominating and Corporate Governance Committee (Chairman), Corporate Responsibility Committee
Serves as external director:	Yes
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	Yes (external director)
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No
Date of appointment:	27.11.2007
Education:	B.Sc. in Industrial Engineering and Management (Technion, Haifa); M.Sc. in Industrial Engineering and Management (University of Southern California - USC); Ph.D. in Management – specializing in Finance (Carnegie Mellon University)
Employment in the past five years:	Professor Emeritus of the Management Faculty, Tel-Aviv University. Member of the Advisory Committee of the Gazit-Globe Real Estate Institute on behalf of the Company.
Companies of which he is a director (other than the Company):	Ceragon Networks Ltd., and Atidim Ltd.
Relative of another of the Company’s interested parties:	No

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GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Michael Haim Ben-Dor
Identity no.:	01078416
Date of birth:	21.8.1938
Address for serving legal documents:	14 Nili Street, Jerusalem
Nationality:	Israeli
Membership of Board sub-committees:	Audit, Financial Statements and Compensation Committee, Compensation Committee, Nominating and Corporate Governance Committee, Corporate Responsibility Committee
Serves as external director:	No
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	No
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No
Date of appointment:	13.1.1999
Education:	Auditors’ certificate from the Ministry of Justice (College of Management, Jerusalem)
Employment in the past five years:	Business consultant in the field of capital market and investments to private and public companies; business administration lecturer at differed educational institutions
Companies of which he is a director (other than the Company):	Member of the Dan Investments Committee and the Teachers Association
Relative of another of the Company’s interested parties:	No

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GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Ronnie Bar-On
Identity no.:	008516262
Date of birth:	2.6.1948
Address for serving legal documents:	2 Hashaked Street, Motza Elite, 90820
Nationality:	Israeli
Membership of Board sub-committees:	Audit, Financial Statements and Compensation Committee (Chairman of Audit and Compensation Committee), Nominating and Corporate Governance Committee, Corporate Responsibility Committee
Serves as external director:	Yes
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	Yes (external director)
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	Director in Gazit Brasil
Date of appointment:	1.5.2013
Education:	LLB (Hebrew University, Jerusalem); member of the Israel Bar Association since 1974
Employment in the past five years:	Finance Minister, Knesset member, Chairman of the State Control Committee and Chairman of the Foreign Affairs and Defense Committee
Companies of which he is a director (other than the Company):	Alrov Real Estate and Hotels Ltd., Delek Drilling Limited Partnership
Relative of another of the Company’s interested parties:	No

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GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Zehavit Cohen
Identity no.:	058344797
Date of birth:	16.11.1963
Address for serving legal documents:	4 Berkovich St., Museum Tower, 22nd Floor, Tel Aviv 6423806
Nationality:	Israeli, American
Membership of Board sub-committees:	Audit, Financial Statements and Compensation Committee, Corporate Responsibility Committee, Nominating and Corporate Governance Committee
Serves as external director:	No
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	Yes
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No
Date of appointment:	8.3.2016
Education:	B.A. in Accounting from Duquesne University; an MBA in Finance from the University of Pittsburgh, and an MA in Accounting from the University of Pennsylvania, U.S.A.
Employment in the past five years:	Lecturer on accounting and finance – Wharton School, Pennsylvania University; CEO of Apax Partners Israel Ltd., Former Chairperson of Tnuva Cooperative Center for Marketing of Agricultural Produce in Israel Ltd; and Former Chairperson of Psagot Investment House, Psagot Securities Ltd. and Psagot Mutual Funds Ltd.
Companies of which she is a director (other than the Company):	Apax Partners Israel Ltd., Apax Partners LLP, Israel Corp. Ltd., AP. TN Ltd., Ami Consulting Ltd., Ten Petroleum Company Ltd., Zap Group Ltd., Swan Debtco Ltd., Swan Holdco Ami Ltd., Swan Topco Ltd., Zebra Holdco Ltd., Zebra Midco Ltd., Zebra Topco Ltd., Tiger Topco Ltd., Tiger Midco Ltd. Tiger Holdco Ltd., Moose Topco Ltd. Moose Midco Ltd. Moose Holdco Ltd., Gorilla Topco Ltd., Gorilla Midco Ltd., Gorilla Holdco Ltd., Alligator Topco Ltd. Alligator Midco Ltd. Alligator Holdco Ltd., Attenti Elctronic Monitoring Group Ltd., Go Global Travel Ltd., Max Management Israel Ltd.
Relative of another of the Company’s interested parties:	No

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GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Douglas William Sesler
Identity no.:	534325902
Date of birth:	24.12.1961
Address for serving legal documents:	54 Northway Bronxville, NY 10708
Nationality:	American
Membership of Board sub-committees:	No
Serves as external director:	No
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	Yes
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	Director in Gazit Horizons
Date of appointment:	12.1.2012
Education:	B.A. in Government (Cornell University)
Employment in the past five years:	Executive Vice President of Real Estate at Macy’s, Business consultant
Companies of which he is a director (other than the Company):	Baypoint Navigation Inc.
Relative of another of the Company’s interested parties:	No

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 GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 26A: SENIOR OFFICERS

Presented below are details of the senior officers of the Company, who do not serve as directors, to the best of the Company’s knowledge:

Name:	Adi Jemini
Identity no.:	032862443
Date of birth:	19.3.1978
Position held in the Company, in a subsidiary, in a related company or in an interested party:	Vice President and CFO of the Company, Market Risks Officer (together with the CEO of the Company), Director in Gazit Globe Israel (Development) Ltd., Gazit Horizons, Gazit Brasil and in certain other private subsidiaries of the Company
Date of appointment:	16.1.2016
Education:	B.Sc. in Accounting from Virginia Polytechnic Institute
Employment in the past five years:	Former Chief of Staff at Gazit Group USA, Chief Administrative Officer at Norstar holdings Inc., CAO and Controller in EQY
Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

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Name:	Rami (Romano) Vaisenberger
Identity no.:	016708695
Date of birth:	29.1.1973
Position held in the Company, in a subsidiary, in a related company or in an interested party:	Vice President and Controller
Date of appointment:	1.7.2004
Education:	BA in Accounting and Business Administration (College of Management)
Employment in the past five years:	His current position, Controller in Norstar Holdings Inc.
Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

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GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name:	Revital Kahlon
Identity no.:	036307221
Date of birth:	12.6.1979
Position held in the Company, in a subsidiary, in a related company or in an interested party:	Legal Counsel and Company Secretary
Date of appointment:	1.6.2015
Education:	LLB and BBA from the Hebrew University of Jerusalem
Employment in the past five years:	Legal Counsel in the Company, lawyer in Meitar, Liquornik, Geva, Leshem, Tal Adv.
Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

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 GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name:	Dina Yogev
Identity no.:	027852896
Date of birth:	05.09.1970
Position held in the Company, in a subsidiary, in a related company or in an interested party:	Controller
Date of appointment:	20.03.2016
Education:	BBA in Accounting – College of Management
Employment in the past five years:	Manager of Accounting Reports in the Company, Senior Manager at the Technical Unit of the Ziv-Haft BDO Accounting Firm, Accounting and Audit Lecturer at the College of Management
Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name:	Zvi Gordon
Identity no.:	332533710
Date of birth:	15.10.1985
Position held in the Company, in a subsidiary, in a related company or in an interested party:	VP Investments in the Company, Vice President Mergers and Acquisitions in Gazit USA, Chief Investments Manager of Norstar Holdings Inc. (the controlling shareholder of the Company), CEO of Norstar Israel Ltd. (a wholly owned subsidiary of Norstar Holdings Inc.)
Date of appointment:	19.06.2017
Education:	MBA– MIT Sloan School of Management, LL.B. Philosophy and Politics – Binghamton State University of New York
Employment in the past five years:	Vice President Mergers & Acquisitions in Gazit USA Inc., Chief Investment Manager in Norstar Holdings Inc. (formally- Chief Administrative Office), Investment Associate in The Davis Companies, Investment Management Summer Associate in Goldman Sachs.
Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	Yes, Mr. Gordon is the son-in-law of Mr. Katzman.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name:	Itzhak Naftalin
Identity no.:	025495300
Date of birth:	22.7.1973
Position held in the Company, in a subsidiary, in a related company or in an interested party:	Internal auditor of the Company and of Norstar Holdings Inc.
Date of appointment:	31.10.2012
Education:	BA in Business Administration (Ono Academic College)
Employment in the past five years:	Partner and Audit Manager in Fahn Kanne Control Management Ltd.
Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

REGULATION 26B: AUTHORIZED SIGNATORY FOR THE COMPANY

As of the date of the report, the Company has no independent authorized signatories.

REGULATION 27: AUDITORS OF THE COMPANY

Kost Forer Gabbay & Kasierer, CPAs, 144 Menachem Begin Road, Tel-Aviv.

REGULATION 28: AMMENDMENT OF THE MEMORANDUM OR ARTICLES OF ASSOCIATION

In October 2017, the general meeting of the Company’s shareholders approved an amendment to the provisions of the Articles of Association of the Company concerning the indemnification of directors and officers.

REGULATION 29: RECOMMENDATIONS AND RESOLUTIONS OF THE DIRECTORS

A.	Payment of a dividend or making of a distribution, as defined in the Companies Law, by any other means, or the distribution of a stock dividend:

During the reporting year, the Company’s Board of Directors resolved to make dividend distributions on the following distribution dates: April 24, 2017 (NIS 0.35 per share), July 3, 2017 (NIS 0.35 per share), October 3, 2017 (NIS 0.35 per share) and January 2, 2018 (NIS 0.35 per share).

In addition, subsequent to the date of the report, on March 26, 2018, the Company’s Board of Directors approved the distribution of a dividend of NIS 0.38 per share.

The Company has acquired 2,100,085 ordinary shares of the Company under a plan for the repurchase of Company shares that was in effect in the reporting period. For details, refer to section 3.8 of the Board of Directors’ Report.

B.	Change in the Company’s authorized or issued capital:

Change in authorized capital – None.

Change in issued capital – Refer to Regulation 20 above.

C.	Amendment of the Company’s memorandum or articles of association: For details regarding an amendment to the Company’s Articles of Association, see Regulation 28 above.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

D.	Redemption of redeemable securities: None.

Early redemption of debentures: None. However, it is noted that during the reporting period, the Company repurchased NIS 752,699 par value of debentures (Series A), NIS 27,783,887 par value of debentures (Series C), NIS 15,000,342 par value of debentures (Series E) and NIS 21,482,891 par value of debentures (Series I) under a Company securities repurchase plan approved for the first time by the Board of Directors on September 13, 2011, which was renewed and expanded by it from time to time, most recently on March 27, 2018.

E.	Transaction between the Company and an interested party not conducted on market terms: None.

F.	Resolutions of the general meeting on the matters detailed in sections A through E above that are not in accordance with the recommendations of the Board of Directors: None

G.	Resolutions by an extraordinary general meeting:

1.	On March 23, 2017, the annual general meeting of the Company approved the terms of office and employment of Mr. Dori Segal, CEO of the Company (see the immediate report dated February 13, 2017 (ref. 2017-01-015561) regarding the convening of an extraordinary general meeting, and the immediate report dated March 23, 2017 (ref. 2017-01-029175) regarding the outcome of the meeting; the information that is provided in said reports is included herein by way of reference).

2.	On October 17, 2017, the following resolutions were passed (refer to the immediate report dated September 5, 2017, ref. 2017-01-078685, regarding the convening of an extraordinary general meeting, and the immediate report dated October 18, 2017, ref. 2017-01-099822, regarding the outcome of the general meeting; the information contained in the aforesaid immediate reports is hereby incorporated by means of this reference):

2.1	Approval of the compensation to Mr. Mr. Douglas Sesler for his service as director in the subsidiary, Gazit Horizons;

2.2	Amendment of the provisions of the Company’s Articles of Association (as described in Regulation 28 above);

2.3	Amendment of the letters of undertaking to indemnify directors and officers in the Company, in accordance with the updated provisions of the Articles of Association (as describe in Regulation 29a below);

2.4	Renewal and updating of an agreement with Norstar Holdings Inc., the controlling shareholder in the Company (as described in Section 22.1 of Chapter A of the Periodic Report);

2.5	Approval of the terms of compensation of Mr. Zvi Gordon, the son-in-law of Mr. Chaim Katzman, a controlling shareholder in the Company, as VP Investments of the Company (as described in Regulation 21 above).

REGULATION 29A: RESOLUTIONS OF THE COMPANY

A.	Approval of acts pursuant to Section 255 of the Companies Law: None.

B.	Acts pursuant to Section 254(a) of the Companies Law, which have not been approved, whether or not such acts have been presented for the approval referred to in Section 255 of the Companies Law: None.

C.	Transactions requiring special approval pursuant to Section 270(1) of the Companies Law, provided that these are exceptional transactions, as defined in the Companies Law, which have been approved during the reporting year: None.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

D.	Exemption, insurance or an undertaking to indemnify officers, as is defined in the Companies Law, that is valid at the reporting date: At the reporting date, all the Company’s officers were covered by insurance that was most recently renewed on March 1, 2018. On November 22, 2016, the Company’s general meeting approved an increase in the coverage limits of the insurance to a maximum coverage limit of U.S.$ 125 million (per event and per year), and pursuant to a resolution of the Company’s Board of Directors, at the reporting date the coverage limit is U.S.$ 100 million (per event and per year). Pursuant to the provisions of Section 275 of the Companies Law, which set forth, inter alia, that transactions involving the service and employment terms of a controlling shareholder will be approved once every three years. On July 27, 2017 and on July 17, 2017, the Compensation Committee and the Board of Directors, respectively, of the Company approved the renewal of the officers insurance for Mr. Chaim Katzman, Vice Chairman of the Board of Directors, CEO of the Company and the Company’s controlling shareholder, and Mr. Dori Segal, a director in the Company, who was among the Company’s controlling shareholders at the reporting period. Additionally, in November 2016 and October 2017, the general meeting of the Company, after obtaining the approval of the Company’s Audit Committee and Board of Directors, approved the granting of insurance coverage to Mr. Zvi Gordon, the son-in-law of Mr. Katzman, in respect of his office as VP Mergers & Acquisitions in Gazit USA, a wholly owned subsidiary of the Company and in respect of his office as VP Investments of the Company, respectively, under terms that are identical to those of the other officers in the Company. Furthermore, on January 12, 2012 the general meeting approved the purchase of a Public Offering of Securities Insurance (POSI) policy for the Company and for directors and officers (including Mr. Chaim Katzman, CEO of the Company and its controlling shareholder), with respect to publishing a prospectus and offering of securities in the United States, for a period of up to seven years (the “Insurance Period”) and with coverage limits that are not to exceed U.S.$ 100 million per event and on an accumulated basis for the Insurance Period. For additional details regarding the insurance for the Company’s officers, refer to the complementary report dated November 10, 2016 (ref. 2016-01-076410), regarding the convening of an annual general meeting, and the immediate report dated July 18, 2017 (ref.: 2017-01-074319), the information contained in the aforesaid immediate reports is hereby incorporated by means of this reference.

E.	Pursuant to the provisions of the Company’s Articles of Association, and pursuant to the resolutions of the Company’s general meeting from December 31, 2006, December 13, 2011 and October 17, 2017, the Company undertook to indemnify in advance anyone serving as an officer of the Company (including directors), including an officer serving on behalf of the Company or at its request as an officer in another company (i.e. a subsidiary of the Company, a related entity of the Company, or any other entity (including a foreign entity) in which the Company holds and/or will hold from time to time securities and/or voting rights and/or the right to appoint directors therein) as well as other holders of positions in the Company or in another company of the Company. The undertaking to indemnify was provided with respect to liabilities and expenses, pursuant to the provisions of the Companies Law, with regard to a series of events (the indemnification causes) specified in the indemnification statement, as well as indemnification within the framework permitted by the Law for the Effectiveness of Enforcement Procedures in the Securities Authority (Legislation Amendments), 2011, i.e. indemnification for payment to parties adversely affected by an infringement that has been imposed on the infringing party due to the damage caused to them as described in Section 52 BBB(A)(1)(a) of the Securities Law or due to expenses incurred by an officer in connection with the administrative proceeding held in his regard, including reasonable litigation expenses and including lawyers’ fees. The maximum accumulated indemnification amount which the Company might pay any officer, as aforesaid, will be no greater than 25% of the Company’s shareholders’ equity according to its last financial statements published prior to the actual indemnification payment. In accordance with Section 275 of the Companies Law, on October 17, 2017, the general meeting approved the reissue of a letter of indemnity to Mr. Chaim Katzman, Vice Chairman of the Board of Directors, CEO of the Company, and it’s controlling shareholder and to Mr. Dori Segal, a director in the Company, who was among the controlling shareholders in the Company in the reporting period, this for a period of three years commencing on October 17, 2017.

In addition, the Company resolved to exempt in advance the aforesaid officers (including directors) from accountability for damage caused and/or that will be caused to the Company by the officers due to breach of the duty of care owed to it, other than in the case of a breach of the duty of care in making a distribution, as defined in the Companies Law (the said exemption does not apply to Messrs. Chaim Katzman, Vice Chairman of the Board of Directors, CEO of the Company, and its controlling shareholder and Mr. Dori Segal, a director in the Company, who was among the controlling shareholders in the Company in the reporting period). According to the updated compensation policy of the Company, letters of exemption, to the extent provided, will not apply to a resolution or transaction in which the controlling shareholder or any officer in the Company (including an officer other than the officer to which the letter of exemption relates) has personal interest (with the exception of personal interest resulting from service as an officer in both the Company and in a related company of the Company).

For details and for the format of the letters of indemnity, refer to the complementary report, dated November 10, 2016, regarding the convening of a general meeting (ref.: 2016-01-076413), and the report dated October 17, 2017, regarding the convening of a general meeting (ref. 2017-01-2017-01-078685).

March 27, 2018	Gazit-Globe Ltd.
Date	Name of Company

Names of Signatories:	Position:

Chaim Katzman	Vice Chairman of the Board of Directors and CEO
Yair Orgler	Director

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

CORPORATE GOVERNANCE QUESTIONNAIRE – GAZIT-GLOBE

INDEPENDENCE OF THE BOARD OF DIRECTORS
	Correct	Incorrect
1.

In every reporting year, two or more External Directors served with the Corporation

This question can be answered “Correct” if the time period during which two External Directors did not serve does not exceed 90 days, as stated in Section 363A(b)(10) of the Companies Law, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which two or more External Directors did not serve with the Corporation in the Reporting Year (including also the period of service approved retroactively, distinguishing between the various External Directors):

Director A: Yair Orgler

Director B: Noga Knaz (until September 14, 2017)

Director C: Ronnie Bar-On

Number of External Directors serving with the Corporation as of the date of publishing this questionnaire: 2

√

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

2.

Ratio[12] of Independent Directors[13] serving with the Corporation as of the date of publishing this questionnaire: 43%

Ratio of Independent Directors prescribed by the Articles[14] of the Corporation[15]: 33%

☐  Not relevant (not prescribed in the Articles).

	_____	_____
3.

A check was performed in the Reporting Year on the External Directors (and the Independent Directors) and it was found that, in the Reporting Year, they were in compliance with the provisions of Section 240(b) and (f) of the Companies Law with regard to the External (and Independent) Directors serving with the Corporation not having an Interest, and also that the conditions necessary for them to serve as an External (or Independent) Director had been fulfilled.

√

4.

None of the Directors who served with the Corporation during the Reporting Year are answerable[16] to the CEO, directly or indirectly (except for a Director who is an employee representative, if the Corporation has such employee representation).

If you answer “Incorrect” (i.e., the Director is answerable to the CEO, as stated) – state the ratio of Directors who failed to meet the aforesaid restriction: ____.

√

12 In this questionnaire, “Ratio” is the particular number out of the total, for example 3/8.

13 Including "External Directors" as defined in the Companies Law.

14 For the purposes of this question – “Articles” includes in accordance with a specific statutory provision applicable to the Corporation (in the case of a banking corporation for example – the directives of the Supervisor of Banks).

15 A debenture company is not required to answer this section.

16 For the purposes of this question - serving as a Director of an affiliate that is controlled by the Corporation shall not be deemed as being “answerable”. On the other hand, the serving of a Director of the Corporation who serves as an Officer (other than Director) and/or is employed in an affiliate that is controlled by the Corporation shall be deemed as being “answerable” for the purposes of this question.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

5.

All Directors who disclosed having a Personal Interest in the approval of a transaction on the agenda of the meeting did not attend the discussion and did not participate in the aforesaid vote (other than a discussion and/or a vote in circumstances which comply with Section 278(b) of the Companies Law):

If you answer “Incorrect” –

Was it in order for the Director to present a particular topic in accordance with the provisions at the end of Section 278(a):

☒  Yes ☐  No (Place an X in the appropriate box).

Note the rate of meetings in which the aforesaid Directors attended the discussion and/or participated in the vote other than in circumstances as provided in subsection a: ________.

√
6.

A Controlling Shareholder (including his Relative and/or anyone acting on his behalf), who is not a Director or another Senior Officer of the Corporation, was not present at the meetings of the Board of Directors held in the Reporting Year.

If you answer “Incorrect” (i.e., a Controlling Shareholder and/or his Relative and/or anyone acting on his behalf, who is not a member of the Board of Directors and/or a Senior Officer of the Corporation was present at the aforesaid meetings of the Board of Directors) – the following details regarding the presence of any additional person at the aforesaid meetings of the Board of Directors are to be provided:

Identity: Zvi Gordon.

Position in the Corporation (if any): VP Mergers & Acquisitions in a wholly owned subsidiary of the Company. VP of Investments of the Company, since June 2017

Details of the Interest vis-à-vis the Controlling Shareholder (if the person present is not the Controlling Shareholder himself): son-in-law of the controlling shareholder.

Was the person attending in order to present a particular topic: ☐ Yes ☒  No (Place an X in the appropriate box).

Rate of attendance[17] at the meetings of the Board of Directors held in the Reporting Year in order to present a particular topic: 2. Attendance for other purposes: 4.

☐   Not applicable (the Corporation does not have a Controlling Shareholder).

√

17 Differentiating between the Controlling Shareholder, his Relative and/or anyone acting on his behalf. The information above refers to Mr. Gordon attendance in the Company's board meetings only while serving as VP Mergers & Acquisitions in a wholly owned subsidiary of the Company.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

EXPERTISE AND QUALIFICATIONS OF THE DIRECTORS
			Correct	Incorrect
7.

The Corporation’s By-Laws do not contain a provision restricting the possibility of immediately terminating the service of all the Corporation’s Directors, who are not External Directors (for this purpose – a decision by a simple majority is not considered a restriction)[18].

If you answer “Incorrect” (i.e., such a restriction does exist), state –

√

	A.	The time period prescribed in the By-Laws for a Director’s service: in-between annual general meetings of the shareholders of the Company.

	B.	The required majority prescribed in the By-Laws for terminating the service of the Directors: A Special Resolution of the General Meeting, viz. 75% or more of the voting power of all the shares whose holders were present and voted on said Resolution.

	C.	Legal quorum prescribed in the By-Laws at the General Meeting for the purpose of terminating the service of the Directors: A legal quorum will exist at General Meetings of the Company when at least two shareholders with voting rights (personally or through proxies) are present, who together hold at least 30% of the Company’s voting rights.

	D.	The required majority to change these provisions in the By-Laws: A majority of the shareholders who hold shares that confer on them 60% or more of the voting rights of all the shares whose holders were present and voted on said Resolution (except for abstentions), either personally or through proxies, including a voting paper.

18 A debenture company is not required to answer this section.

 GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

8.	The Corporation has taken action to prepare a training program for new Directors, in relation to the Corporation’s business and in relation to the law applicable to the Corporation and the Directors, as well as having taken action to prepare a continuing training program for serving Directors, that is customized, inter alia, to the duties that the Director performs at the Corporation. If you answer “Correct” – state whether the program was in operation in the Reporting Year: ☒ Yes ☐ No (Place an X in the appropriate box).	√

9.	A.

The Corporation has prescribed the minimum number of Directors on the Board of Directors that are required to possess Accounting and Financial Expertise.

If you answer “Correct” – state the minimum number prescribed: Three directors

		_____	_____

B.

Number of Directors that served with the Corporation during the Reporting Year -

Possessing Accounting and Financial Expertise[9]: Seven Directors

Possessing Professional Qualifications[10]: --

In the event of there being changes in the number the aforesaid Directors in the Reporting Year, the figure to be provided will be the lowest number (except in the 60-day time period from the occurrence of the change) of Directors of each type who served in the Reporting Year.

19 As assessed by the Board of Directors, in accordance with the provisions of the Companies Regulations (Terms and Tests for Director Possessing Accounting and Financial Expertise and for a Director Possessing Professional Qualifications), 2005.

20 See footnote 9.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

10.	A.

In each Reporting Year, the composition of the Board of Directors included members of both sexes.

If you answer “Incorrect” – state the time period (in days) during which the aforesaid did not apply: ____.

This question can be answered “Correct” if the time period in which Directors of both sexes were not serving does not exceed 60 days, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which Directors of both sexes were not serving with the Corporation: ____.

√
	B.	Number of Directors of each sex serving on the Board of Directors of the Corporation as of the date of publishing this questionnaire: Men: 6, Women: 1	_____	_____

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

MEETINGS OF THE BOARD OF DIRECTORS (AND CONVENING A GENERAL MEETING)
				Correct	Incorrect
11.	A.	Number of meetings of the Board of Directors held during each quarter of the Reporting Year:		_____	_____

		First quarter (2017):	8
		Second quarter:	4
		Third quarter:	7
		Fourth quarter:	5

	B.

Against the name of each of the Directors who served with the Company during the Reporting Year, state the attendance rate[21] at meetings of the Board of Directors (in this subsection – include meetings of Committees of the Board of Directors of which the Director is a member, as stated below) that were held during the Reporting Year (in relation to his period of service):

(Additional rows should be added in accordance with the number of Directors.)

* As the Audit Committee also acts as the Financial Statements Review Committee, attendance rates at meetings of the Audit Committee also relate to its meetinsgs as the Financial Statements Review Committee. In addition, from July 2017 the Audit Committee also acts as the Compensation Committee. The data relating to the presence of the Compensation Committee that existed until the date of its unification with the Compensation Committee.

				_____	_____

21 See footnote 2.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name of Director	Attendance rate at meetings of the Board of Directors	Attendance rate at meetings of the Audit Committee[22]	Attendance rate at meetings of the Financial Statements Review Committee[23]	Attendance rate at meetings of the Compensation Committee[24]	Attendance rate at meetings of other Committees of the Board of Directors of which he is a member (noting the name of the Committee)
Chaim Katzman	100%
Dori Segal	96%
Yair Orgler	100%	100%		100%	Nominations and Corporate Governance Committee – 100% Corporate Responsibility Committee – 100%
Ronnie Bar-On	100%	100%		100%	Nominations and Corporate Governance Committee – 100% Corporate Responsibility Committee – 100%
Haim Ben-Dor	100%	100%		100%	Nominations and Corporate Governance Committee – 100% Corporate Responsibility Committee – 100%
Douglas Sesler	88%
Zehavit Cohen	100%	100%		78%

12.	In the Reporting Year, the Board of Directors held at least one discussion regarding the management of the Corporation’s business by the CEO and the Officers answerable to him, without them being present, and they were given an opportunity to express their position.	√

22 For a Director who is a member of said Committee.

23 For a Director who is a member of said Committee.

24 For a Director who is a member of said Committee.

 GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

SEPARATION OF THE FUNCTIONS OF THE CEO AND THE CHAIRMAN OF THE BOARD OF DIRECTORS

	Correct	Incorrect

13.

Throughout the Reporting Year, a Chairman of the Board of Directors served with the Corporation.

This question can be answered “Correct” if the time period in which a Chairman of the Board of Directors was not serving with the Corporation does not exceed 60 days, as referred to in Section 363A(2) of the Companies Law, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which a Chairman of the Board of Directors was not serving with the Corporation, as stated: ____.

√
14.

In each Reporting Year, a CEO served with the Corporation.

This question can be answered “Correct” if the time period in which a CEO was not serving with the Corporation does not exceed 90 days, as referred to in Section 363A(6) of the Companies Law, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which a CEO was not serving with the Corporation, as stated: ____.

√
15.

In a Corporation in which the Chairman of the Board of Directors also serves as the CEO of the Corporation and/or exercises the powers thereof, the dual service was approved pursuant to the provisions of Section 121(c) of the Companies Law[25].

☒ Not applicable (so long as the aforesaid dual service does not exist in the Corporation).

25 In a debenture company – approval pursuant to Section 121(d) of the Companies Law.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

16.	The CEO is not a Relative of the Chairman of the Board of Directors. If you answer “Incorrect” (i.e., the CEO is a Relative of the Chairman of the Board of Directors) –		√
	A.	State the family relationship between the parties: ________.	_____	_____

	B.	The service was approved pursuant to Section 121(c) of the Companies Law[26]: ☐ Yes ☐ No (Place an X in the appropriate box.)	_____	_____
17.

A Controlling Shareholder or his Relative does not serve as CEO or as a Senior Officer of the Corporation, except as a Director.

☐   Not applicable (the Corporation does not have a Controlling Shareholder).

√

26 In a debenture company – approval pursuant to Section 121(d) of the Companies Law.

 GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

AUDIT COMMITTEE
			Correct	Incorrect

18.	The following did not serve on the Audit Committee in the Reporting Year –		_____	_____

	A.	The Controlling Shareholder or his Relative. ☐ Not applicable (the Corporation does not have a Controlling Shareholder).	√

	B.	The Chairman of the Board of Directors.	√

	C.	A Director who is employed by the Corporation or by the Controlling Shareholder of the Corporation or by a Corporation under his Control.	√

	D.	A Director who regularly provides services to the Corporation or to the Controlling Shareholder of the Corporation or to a Corporation under his Control.	√

	E.	A Director whose main source of income is the Controlling Shareholder. ☐ Not applicable (the Corporation does not have a Controlling Shareholder).	√

19.	A person not entitled to be a member of the Audit Committee, including a Controlling Shareholder or his Relative, was not present in the Reporting Year at meetings of the Audit Committee, except in accordance with the provisions of Section 115(e) of the Companies Law.		√

20.

A legal quorum for holding discussions and taking decisions at each of the meetings of the Audit Committee held in the Reporting Year was a majority of the Committee’s members, with the majority of those present being Independent Directors and at least one of whom was an External Director.

If you answer “Incorrect” – state the ratio of meetings at which the aforesaid requirement was not fulfilled: ____.

√

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

21.	The Audit Committee held at least one meeting in the Reporting Year, in the presence of the Internal Auditor and the Independent Auditor and without the presence of the Corporation’s Officers who are not members of the Committee, with regard to defects in the Corporation’s business management.	√

22.	At each meeting of the Audit Committee at which a person not entitled to be a member of the Committee was present, this was with the approval of the Chairman of the Committee and/or at the request of the Committee (with regard to the Corporation’s Legal Counsel and its Corporate Secretary who is not a Controlling Shareholder or his Relative).	√

23.	In the Reporting Year, arrangements, which had been prescribed by the Audit Committee, were in force regarding the manner of handling complaints from the Corporation’s employees in connection with defects in its business management and regarding the protection given to employees revealing the aforesaid.	√

24.	The Audit Committee (and/or the Committee for the Review of the Financial Statements) was satisfied that the scope of the work of the Independent Auditor and his professional fees in relation to the financial statements in the Reporting Year were adequate for the performance of suitable audit and review work.	√

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

DUTIES OF THE FINANCIAL STATEMENTS REVIEW COMMITTEE (HEREAFTER – THE COMMITTEE) IN ITS WORK PRIOR TO THE APPROVAL OF THE FINANCIAL STATEMENTS

				Correct	Incorrect

25.	A.	Note the length of time (in days) prescribed by the Board of Directors as being a reasonable time for the sending of the Committee’s recommendations prior to the discussion at the Board of Directors on approving the financial statements: Between two and four days, depending on circumstances.		_____	_____

	B.	Number of days that actually elapsed between the date of sending the recommendations to the Board of Directors and the date of the discussion at the Board of Directors on approving the financial statements:		_____	_____

		First quarter report (2017):	1
		Second quarter report:	3
		Third quarter report:	1
		Annual report:	4

	C.	Number of days that elapsed between the date of sending the draft financial statements to the Directors and the date of the discussion at the Board of Directors on approving the financial statements:

		First quarter report (2017):	4
		Second quarter report:	5
		Third quarter report:	2
		Annual report:	4

26.	The Independent Auditor of the Corporation participated in all the meetings of the Committee and the Board of Directors, at which discussions took place regarding the Corporation’s financial statements relating to the periods included in the Reporting Year. If you answer “Incorrect” – state the ratio of meetings attended by the Independent Auditor: ____.			√

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

27.	Throughout the Reporting Year and until the publication of the annual report, the Committee fulfilled all the conditions detailed below:		_____	_____

	A.	Its members numbered at least three (at the date of the discussion by the Committee and the approval of the aforesaid Reports).	√

	B.	All the conditions prescribed in Section 115(b) and (c) of the Companies Law (regarding the service of members of the Audit Committee) were fulfilled.	√

	C.	The Chairman of the Committee is an External Director.	√

	D.	All its members are Directors and a majority of its members are Independent Directors.	√

	E.	All its members are capable of reading and understanding financial statements and at least one of the Independent Directors possesses Accounting and Financial Expertise.	√

	F.	The members of the Committee provided a Declaration prior to their appointment.	√

	G.	A legal quorum for holding discussions and taking decisions at the Committee was a majority of the its members, provided that the majority of those present were Independent Directors and among them was at least one External Director.	√

	If you answer “Incorrect” with regard to one or more of the subsections to this question, note with respect to which report (periodic/quarterly) the aforesaid condition was not fulfilled and also which condition was unfulfilled: _______.		_____	_____

 GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

COMPENSATION COMMITTEE

			Correct	Incorrect

28.

The Committee comprised, in the Reporting Year, at least three members and the External Directors constituted the majority thereof (on the date of the discussion at the Committee).

☐   Not relevant (no discussion was held).

√

29.	The terms of service and employment of all members of the Compensation Committee in the Reporting Year are in accordance with the Companies Regulations (Rules Regarding Compensation and Expenses for External Directors), 2000.		√

30.	The following did not serve on the Compensation Committee in the Reporting Year –		_____	_____

	A.	The Controlling Shareholder or his Relative. ☐ Not relevant (the Corporation does not have a Controlling Shareholder).	√

	B.	The Chairman of the Board of Directors.	√

	C.	A Director who is employed by the Corporation or by the Controlling Shareholder of the Corporation or by a Corporation under his Control.	√

	D.	A Director who regularly provides services to the Corporation or to the Controlling Shareholder of the Corporation or to a Corporation under his Control.	√

	E.	A Director whose main source of income is the Controlling Shareholder. ☐ Not relevant (the Corporation does not have a Controlling Shareholder).	√

31.	A Controlling Shareholder or his Relative was not present in the Reporting Year at meetings of the Compensation Committee, unless determined by the Chairman of the Committee that any of them is needed in order to present a particular topic.		√

32.	The Compensation Committee and the Board of Directors did not make use of their powers pursuant to Sections 267A(c), 272(c)(3) and 272(c1)(1)(c) to approve a transaction or a compensation policy, over the objections of the General Meeting. If you answer “Incorrect”, state – Type of transaction approved as aforesaid: _____ Number of occasions when use was made of said powers in the Reporting Year: _____		√

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

INTERNAL AUDITOR
		Correct	Incorrect
33.	The Chairman of the Board of Directors or the CEO of the Corporation has organizational responsibility for the Internal Auditor in the Corporation.	√

34.

The Chairman of the Board of Directors or the Audit Committee approved the work plan in the Reporting Year.

In addition, note the audit topics dealt with by the Internal Auditor in the Reporting Year: see section 5.2 to the Directors’ Report (Place an X in the appropriate box).

√

35.	The scope of the Internal Auditor’s work in the Corporation in the Reporting Year (in hour27): 2,295.	_____	_____

	In the Reporting Year, a discussion was held (at the Audit Committee or at the Board of Directors) with regards to the Internal Auditor’s findings.	√

36.	The Internal Auditor is not an Interested Party in the Corporation, his Relative, an Independent Auditor or anyone acting on its behalf and also does not maintain material business relations with the Corporation, its Controlling Shareholder, his Relative or corporations under their Control.	√

27 Includes work hours invested in investee corporations and in overseas auditing, as the case may be.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

TRANSACTIONS WITH INTERESTED PARTIES
	Correct	Incorrect

37.

The Controlling Shareholder or his Relative (including a company under his Control) is not employed by the Corporation nor does he provide it with management services.

If you answer “Incorrect” (i.e., the Controlling Shareholder or his Relative is employed by the Corporation or provides it with management services), state –

- The number of Relatives (including the Controlling Shareholder) employed by the Corporation (including companies under their Control and/or by means of management companies): 2

- Have the employment and/or management services agreements with the aforesaid been approved by the organs prescribed by law:

☒  Yes

☐  No

(Place an X in the appropriate box.)

¨ Not applicable (the Corporation does not have a Controlling Shareholder).

√
38.

To the best of the Corporation’s knowledge, the Controlling Shareholder does not have other businesses in the Corporation’s field of activity (in one or more fields).

If you answer “Incorrect” – state whether an arrangement has been prescribed to delineate Transactions between the Corporation and its Controlling Shareholder:

☐ Yes

☐ No

(Place an X in the appropriate box.)

☐  Not applicable (the Corporation does not have a Controlling Shareholder).

√

Chairman of the Audit Committee	Roni Bar-On	Chairman of the Audit Committee and the Financial Statements Review Committee:	Yair Orgler

CHAPTER E

GAZIT-GLOBE LTD.

Presentation of Financial Information from

Consolidated Financial Statements attributed to the Company

As of December 31, 2017

- - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

To

The Shareholders of Gazit Globe LTD.

10 Nisim Aloni St, Tel-Aviv

Dear Sirs/Mmes.,

Re: Special auditors’ report of the separate financial information in accordance with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

We have audited the separate financial information presented pursuant to regulation 9c of the Securities Regulations (Periodic and Immediate Reports), 1970, of Gazit Globe Ltd. (“the Company”) as of December 31, 2017 and 2016 and for each of the three years, the last of which ended December 31, 2017, which was included in the Company’s periodic report. The Company’s board of directors and management are responsible for the separate financial information. Our responsibility is to express an opinion on the separate financial information based on our audits.

We have not audited financial information from financial statements of an investee, for which the assets net of liabilities attributed thereto, net amounted to NIS 4,679 million and NIS 4,666 million as of December 31, 2017 and 2016, respectively, and for which the Company’s share of its earnings amounted to NIS 217 million, NIS 141 million and NIS 49 million for the years ended December 31, 2017, 2016 and 2015 respectively. The financial statements of this company were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for this company, is based on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditor’s Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial information. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall separate financial information presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the separate financial information referred to above is prepared, in all material respects, in conformity with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 27, 2018	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

Financial Information and Financial Data from Consolidated Financial Statements

Attributed to the Company

Below is financial data and separate financial information from the Group’s consolidated financial statements as of December 31, 2017, published as part of the periodic reports (“consolidated financial statements”) attributed to the Company itself, presented in accordance with Regulation 9c of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Significant accounting policies applied for presentation of these financial data were set forth in Note 2 to the consolidated financial statements.

Subsidiaries - as defined in Note 1 to the consolidated financial statements.

GAZIT-GLOBE LTD.

Details of Financial Information out of Consolidated Statements of Financial Position

Attributed to the Company

		December 31,
	Additional	2017	2016
	information	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	a	94	510
Short-term loans and current maturities of long-term loans to subsidiaries	e	611	29
Financial derivatives	b,c	97	67
Other accounts receivable	b	7	2

Total current assets		809	608

NON-CURRENT ASSETS

Financial derivatives	b,c	300	490
Loans to subsidiaries	e	4,520	5,723
Investments in subsidiaries		17,229	15,560
Fixed assets, net		3	3

Total non-current assets		22,052	21,776

Total assets		22,861	22,384

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

Details of Financial Information out of Consolidated Statements of Financial Position

Attributed to the Company

		December 31,
	Additional	2017	2016
	information	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Current maturities of non-current liabilities	c	1,297	1,104
Short-term loans from subsidiaries	c	50	-
Financial derivatives	c	16	36
Trade payables	c	3	5
Other accounts payable	c	161	275
Current tax payable		56	43
Dividend payable		68	-

Total current liabilities		1,651	1,463

NON-CURRENT LIABILITIES

Loans from banks and others	c	2,258	2,634
Long-term loans from subsidiaries	c	225	-
Debentures	c	8,786	10,128
Deferred taxes	d	5	1

Total non-current liabilities		11,274	12,763

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	f

Share capital		246	249
Share premium		4,914	4,992
Reserves		(1,143)	(2,782)
Retained earnings		5,919	5,699

Total equity		9,936	8,158

Total liabilities and equity		22,861	22,384

The accompanying information is an integral part of the financial data and the separate financial information.

March 27, 2018
Date of approval of the	Yair Orgler	Chaim Katzman	Adi Jemini
financial statements	Director At the authorization of the Board of Directors from March 27, 2017 (in lieu of the signature of the Chairman of the Board, as the Company’s Board does not have a Chairman in office).	Vice Chairman of the Board and CEO	Executive Vice President and CFO

GAZIT-GLOBE LTD.

Details of Financial Information out of Consolidated Statements of Income

Attributed to the Company

		Year ended
		December 31
	Additional	2017	2016	2015
	information	NIS in millions

Management fees from related companies	e	3	3	2
Finance income from subsidiaries	e	131	198	229
Other finance income		134	29	721

Total income		268	230	952

General and administrative expenses		61	68	53
Finance expenses		590	584	536
Other expenses		2,045	7	407

Total expenses		2,696	659	996

Loss before income from subsidiaries, net		(2,428)	(429)	(44)

Income from subsidiaries, net		2,917	1,228	646

Income before tax benefit		489	799	602

Taxes on income (tax benefit)	d	(4)	12	(18)

Net income attributed to the Company		493	787	620

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

Details of Financial Information out of Consolidated Statements of Comprehensive Income

Attributed to the Company

	Year ended
	December 31
	2017	2016	2015
	NIS in millions

Net income attributed to the Company	493	787	620

Other comprehensive income (loss) attributed to the Company (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on foreign currency translation	88	(274)	9
Gain on available for sale securities	50	-	(21)
Realization of capital reserves of company previously accounted for using the equity method	2,040	-	407
Other comprehensive income (loss) attributed to the Company	2,178	(274)	395

Other comprehensive income (loss) attributed to subsidiaries (net of tax effect)	(576)	223	(1,916)

Total other comprehensive income (loss) attributed to the Company	1,602	(51)	(1,521)

Total comprehensive income (loss) attributed to the Company	2,095	736	(901)

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

Details of Financial Information out of Consolidated Statements of Cash Flows

Attributed to the Company

	Year ended
	December 31
	2017	2016	2015
	NIS in millions

Cash flows from operating activities of the Company:

Net income attributed to the Company	493	787	620

Adjustments required to present net cash provided by operating activities of the Company:

Adjustments to profit and loss items of the Company:

Depreciation and amortization (including goodwill impairment)	1	6	2
Finance expenses (income), net	325	357	(414)
Income from subsidiaries, net	(2,917)	(1,228)	(646)
Realization of capital reserves of company previously accounted for using the equity method	2,040	-	407
Cost of share-based payment	11	9	3
Taxes on income (Tax benefit)	(4)	12	(18)

	(544)	(844)	(666)
Changes in assets and liabilities items:

Decrease (Increase) in other accounts receivable	(4)	1	-
Decrease in trade payables and other accounts payable	13	(11)	(26)

	9	(10)	(26)
Cash paid and received during the year for:

Interest paid	(694)	(522)	(649)
Interest received from subsidiaries	115	152	217
Taxes paid	(11)	(16)	(11)
Taxes received from subsidiaries	2	-	-
Dividend received	-	-	3
Dividend received from subsidiaries	206	244	164

	(382)	(142)	(276)

Net cash used in operating activities of the Company	(424)	(209)	(348)

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

Details of Financial Information out of Consolidated Statements of Cash Flows

Attributed to the Company

	Year ended
	December 31
	2017	2016	2015
	NIS in millions
Cash flows from investment activities of the Company:

Investment in fixed assets	(4)	(1)	-* )
Proceeds from sale of fixed assets	-* )	-* )	-* )
Investments in subsidiaries	(129)	(268)	(2,215)
Redemption of preferred shares of subsidiary	612	404	271
Loans repaid by (grant to) subsidiaries, net	953	(438)	154
Proceeds from sale (investment) of marketable securities, net	55	2	182

Net cash used in investment activities of the Company	1,487	(301)	(1,608)

Cash flows from financing activities of the Company:

Issue of shares (less issue expenses)	-	-	586
Exercise of stock options into shares	-* )	-* )	-* )
Repayment of loans for purchase of Company shares	-* )	-* )	-* )
Purchase of treasury shares	(73)	-	-
Dividend paid to equity holders of the Company	(204)	(295)	(328)
Issue of debentures less issue expenses	-	-	2,183
Repayment and early redemption of debentures	(1,140)	(691)	(969)
Receipt (repayment) of long-term credit facilities from banks, net	(43)	1,371	1,102
Repayment of long-term loans	(13)	-	-
Unwinding of hedge transactions	-	3	-

Net cash provided by financing activities of the Company	(1,473)	388	2,574

Exchange differences on balances of cash and cash equivalents	(6)	(29)	(2)

Increase (decrease) in cash and cash equivalents	(416)	(151)	616
Cash and cash equivalents at the beginning of year	510	661	45

Cash and cash equivalents at the end of year	94	510	661

Significant non-cash activities of the Company:

Dividend payable to equity holders of the Company	68	-	-
Exchange of loans granted to subsidiaries for issuance of capital note	-	375	-

*)	Represents an amount of less than NIS 1 million.

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

a.	Cash and cash equivalents attributed to the Company

As of the reporting date, the balance of cash and cash equivalents primarily consist of foreign currency, most of December, 2016 cash amount was used to repay current maturities in respect of debentures that were redeemed at the beginning of 2017.

b.	Disclosure regarding financial assets attributed to the Company in accordance with IFRS 7

	December 31
	2017	2016
	NIS in millions
Financial assets at fair value through profit or loss:
Derivatives	386	557
Financial liabilities at fair value through profit or loss:
Derivatives	(16)	(21)
Financial assets at fair value through other comprehensive income:
Derivatives	11	(15)

Loans and receivables	7	2
Loans and receivables - subsidiaries	5,131	5,752

Loans from subsidiaries	(275)	-

	5,244	6,275

c.	Disclosure regarding financial liabilities attributed to the Company

1.	Other accounts payable attributed to the Company

	December 31
	2017	2016
	NIS in millions

Accrued expenses	9	9
Interest payable	150	262
Employees	1	3
Government authorities	1	1

	161	275

2.	Non-current liabilities attributed to the Company

Composition

	December 31
	2017	2016
	NIS in millions

Loans from banks and others (1)(3)	2,258	2,634
Debentures (2)(3)	8,786	10,128

	11,044	12,762

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

(1)	Composition of loans from banks and others

	Interest	December 31
	rate	2017	2016
	%	NIS in millions

In NIS - unlinked *)	3.48%	-	205
In U.S.$ *)	3.67%	1,282	1,531
In U.S.$	5.52%	255	294
In C$ *)	3.20%	356	70
In € *)	2.69%	416	579

		2,309	2,679
Less - deferred expenses		(19)	(21)

		2,290	2,658
Less - current maturities		(32)	(24)

		2,258	2,634

*) Variable interest.

To secure credit obtained from banks the Company and its wholly-owned subsidiaries have pledged shares of subsidiaries. Furthermore, the Company’s wholly-owned subsidiaries guarantee the credit obtained by the Company from banks, also refer to Note 25b1 to the consolidated financial statements.

(2)	Composition of debentures

For details in respect of the composition of Debentures, see Note 19 to the consolidated financial statements.

Debentures (Series J) are secured by a lien recorded on properties owned by a subsidiary of the Company, whose aggregate fair value as the reporting date amounted to NIS 1,176 million.

During 2017, the Company repurchased debentures with a par value of NIS 65 million (Series A,C,E and I) through market trades for a consideration of NIS 77 million. The purchase had no material impact on the Company’s financial statements. The debentures were cancelled and delisted.

For further information regarding the terms and conditions of the debentures, rating, financial covenants, and the issuances of the debentures during the reporting period, refer to Note 19 to the consolidated financial statements.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

(3)	Maturities

	Loans from banks	Debentures
	NIS in millions

Year 1 - current maturities	32	1,265

Year 2	1,470	1,489
Year 3	156	1,158
Year 4	473	975
Year 5	159	711
Year 6 there after	-	4,453

	2,258	8,786
	2,290	10,051

3.	Financial instruments attributed to the Company

a)	Classification of financial liabilities attributed to the Company

All financial liabilities, other than financial derivatives, are measured at amortized cost. Financial derivatives are measured at fair value through profit or loss or other comprehensive income, see sections c and d below.

b)	Financial risk factors attributed to the Company

The Company’s global operations expose it to various financial risk factors, such as market risk (including foreign exchange risk, CPI risk, interest risk and price risk), credit risk and liquidity risk. The Company’s comprehensive risk management plan is focused on steps intended to minimize potential negative impacts on its financial results. The Company uses financial derivatives in order to hedge certain risk exposures.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

Following is additional information about financial risks and their management:

1)	Foreign currency risk

2)	The Company operates in a large number of countries and is therefore exposed to currency risks resulting from the exposure to the fluctuations of the exchange rates of various currencies. Some of the Company transactions are performed in currencies other than their functional currency. The Company generally maintains a high correlation between the currency mix of the various properties (mainly the Euro, U.S. dollar, Canadian dollar and Brazilian real) and the currency exposure of its equity to the same currencies, this by entering, from time to time, into hedge transaction and management of the currency exposure. For details refer to section c below.

3)	CPI risk

The Company has issued debentures linked to changes in the Consumer Price Index in Israel. For more details regarding the financial instruments that are linked to the CPI in which the Company has exposure to changes in CPI, refer to section f below.

4)	Interest risks

Liabilities bearing variable interest rates expose the Company to interest rate risk in respect of cash flow and liabilities bearing fixed interest rates expose the Company to interest rate risk in respect of fair value. As part of the risk management strategy, the Company maintains a certain composition between exposure to fixed interest rate and exposure to variable interest rate. From time to time and according to market conditions, the Company enters into interest rate swaps in which it exchanges variable interest with fixed interest and vice-versa, to hedge its liabilities against changes in interest rates (see section e below). As of the balance sheet date, 77.0% of the Company’s liabilities ( 83.5% excluding interest rate swap transactions) bear fixed interest rates (74.2% as of December 31, 2016, and 78.5% excluding interest rate swap transactions). For additional details regarding interest rates and maturities, see section c2) above.

5)	Price risk

As of the reporting date and December 31, 2016, the Company has no investments in marketable financial instruments traded on stock exchanges. As of the reporting date, the Company holds in financial derivations and therefore exposed to risk resulting from fluctuations in the instrument fair value based on market prices.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

6)	Credit risk

The Company is not exposed to significant concentration of credit risk. Cash and deposits are deposited with major financial institutions. Company management estimates that the risk that these parties will fail to meet their obligations is remote, since they are financially sound.

7)	Liquidity risk

The Company’s policy is to maintain a certain balance between obtaining long-term financing inter alia, bank loans and debentures and the use of revolving lines of credit from Israeli and international banks for period of 3 to 4 years in which the company can utilize credit for different periods.

As of December 31, 2017 (the “Reporting Date”), the Company has a working capital deficiency of NIS 0.8 billion. The Company and its wholly-owned subsidiaries have approved unutilized credit facilities amounting to NIS 2.7 billion available for immediate drawdown. The Company’s management believes that these sources will allow the Company to repay its current liabilities when due.

In connection with cross-currency swap transactions of liabilities (see section e below), with respect to part of the swaps, the Company entered into credit support annexes agreements (“CSA”) of current settlement mechanisms with respect to the fair value of the transactions. Accordingly, the Company may be required to transfer the bank significant amounts from time to time depends on the fair value of these transactions.

Following is the contractual maturity schedule of the financial liabilities of the Company (including interest) at undiscounted amounts:

As of December 31, 2017	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions

Trade payables	3	-	-	-	3
Other accounts payable	217	-	-	-	217
Debentures	1,698	3,350	2,124	4,652	11,824
Loans from banks	145	2,222	695	356	3,418
Financial derivatives, net	(85)	(94)	(51)	(270)	(500)
Financial guarantees *)	-	-	-	-	-

	1,978	5,478	2,768	4,738	14,962

As of December 31, 2016	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions

Trade payables	5	-	-	-	5
Other accounts payable	318	-	-	-	318
Debentures	1,692	3,666	2,719	5,691	13,768
Loans from banks	119	1,999	656	187	2,961
Financial derivatives, net	(48)	(118)	(84)	(322)	(572)
Financial guarantees *)	-	-	-	-	-

	2,086	5,547	3,291	5,556	16,480

*)	The settlement date of financial guarantees granted to secure the liabilities of the wholly-owned subsidiaries amounting to NIS 433 million and NIS 865 million as of December 31, 2017 and 2016, respectively has not yet been determined and depends on future circumstances.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

c)	Fair value attributed to the Company

Below is the carrying amount and fair value of the groups of financial instruments that are presented in the financial statements not at fair value:

	Carrying amount		Fair value
	December 31		December 31
	2017	2016	2017	2016
	NIS in millions
Financial liabilities

Debentures (1) (2)	10,051	10,887	11,065	11,431
Loans from banks and others (3)	2,290	2,658	2,306	2,669
Total financial liabilities	12,341	13,545	13,371	14,100

(1)	The fair value is based on quoted prices on an active market as of the reporting date, according to level 1 in the fair value hierarchy.

(2)	As of December 31, 2016 does not include the balance of Debentures (Series B and F) amounting to NIS 321 million, which were redeemed in full on January 2017.

(3)	The fair value for fixed interest loans is based on valuation techniques, according to level 2 in the fair value hierarchy. The fair value of variable interest loans approximates their nominal value. For additional information, refer to Notes 2l and 35b to the consolidated financial statements.

The carrying amount of cash and cash equivalents, other accounts receivable, long-term loans and deposits, credit and loans from banks, trade payables and other accounts payable approximate their fair value.

d)	Classification of financial instruments attributed to the Company by fair value ranking

Financial instruments presented at fair value on the balance sheet are classified, by groups having similar attributes, on the following fair value ranking, determined in accordance with the source of data used in determination of fair value:

Level 1:	Prices quoted (un-adjusted) on active markets of similar assets and liabilities.
Level 2:	Data other than quoted prices included in Level 1, which may be directly or indirectly observed.
Level 3:	Data not based on observable market information (valuation techniques not involving use of observable market data).

During 2017 there were no transfers with respect to fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of any financial instrument.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

e)	Derivatives and hedges

1)	The following tables present information about cross-currency swaps, interest rate swaps and forward contracts:

Transaction type	Denomination	Outstanding notional amount - NIS in millions		Linkage basis/ Interest receivable *)	Linkage basis / Interest payable *)	Remaining average effective duration	Fair value - NIS in millions
		31.12.17	31.12.16				31.12.17	31.12.16
Cross currency swaps
	Euro-NIS	4,238	3,984	CPI linked, 1.10%-4.99%	Fixed, 2.15%-6.36%	6.6	383	440
		30	40	CPI linked, 4.95%-5.35%	Variable L+1.35%	0.5	14	21
		617	86	nominal, 1.30%	Fixed, 0.71%	3.1	115	13
		-	531	nominal, 2.63%-2.64%	Variable L	-	-	124
	USD-NIS	418	238	CPI linked, 3.56%	Fixed, 5.38%	6.2	32	- **)
		243	243	nominal, 2.77%	Variable, L+1.74%	2.3	15	(2)
		-	150	Telbor + 0.7%	Fixed 3.53%	-	-	12
	C$-NIS	377	387	CPI linked, 3.45%-4.95%	Fixed, 5.43%-6.07%	4.4	103	94
		1,139	1,139	nominal, 1.80%-4.00%	Fixed, 2.85%-4.95%	7.3	156	67
		-	100	Telbor + 0.7%	Fixed, 3.37%	-	-	28
	BRL- NIS	92	92	CPI linked, 2.60%	CPI linked, 3.45%	2.3	21	16
Share based financial derivatives		766	-			-	65	-
Cross currency options	BRL- NIS	733	-			0.4	11	-
Forward contracts	Different currencies	1,438	2,704			Short term	1	(15)
							916	798
Net proceeds from SWAP CSA transactions							(535)	(277)
							381	521

*)	“L” represents Interbank base-rate related to the currency of the transaction.

**)	Represents an amount of less than NIS 1 million.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

2)	Derivatives attributed to the Company are presented on the financial statements as follows:

	December 31
	2017	2016
	NIS in millions

Current assets	97	67
Non-current assets	300	490
Current liabilities	(16)	(36)
	381	521

3)	The Company has loans denominated in foreign currency and currency forward contracts, which were designated by the company as hedge instrument for spot and forward hedge, respectively. In addition, the Company has cross currency swap transactions as well as cross currency options designed to hedge its exposure to exchange rates fluctuations. Swap transactions terms have aligned with the respective periods of the Company’s foreign currency cash flows exposures. Although the swap transactions are defined as economic hedge these transactions were not designated as accounting hedges. From time to time, as part of its risk management strategy, the company considers entering into hedging transections to reduce exposure to fluctuations in the exchange rates of foreign currencies.

f)	Sensitivity analysis of market risks

	Sensitivity analysis of financial balances to absolute changes in interest rates
Impact on pre-tax gain (loss) for the year of a 1% increase in interest rate *)	U.S.$ interest	C$ interest	€ interest	NIS interest
	NIS in millions

31.12.2017	(18)	(4)	(10)	-
31.12.2016	(21)	(1)	(11)	(3)

*)	Decrease in interest rates would affect profit or loss by the same amounts, but in an opposite direction.

	Sensitivity analysis of financial balances to absolute changes in Consumer Price Index
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions

31.12.2017	(205)	(103)	103	205
31.12.2016	(207)	(104)	104	207

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

	Sensitivity analysis of derivatives – absolute changes in Consumer Price Index
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions

31.12.2017	122	61	(61)	(123)
31.12.2016	114	57	(57)	(115)

	Sensitivity analysis of financial derivatives – relative changes in exchange rates
Effect on pre-tax income (loss)	+10%	+5%	-5%	-10%
	NIS in millions
31.12.2017

Change in exchange rate of €	(533)	(265)	265	529
Change in exchange rate of U.S.$	(72)	(36)	36	72
Change in exchange rate of C$	(154)	(77)	77	154

31.12.2016

Change in exchange rate of €	(491)	(244)	243	487
Change in exchange rate of U.S.$	(70)	(35)	35	69
Change in exchange rate of C$	(173)	(87)	87	173
Change in exchange rate of Brazilian real	(8)	(4)	4	8

	Sensitivity analysis of financial derivatives – relative changes in exchange rates

Effect on pre-tax equity (accounting hedge)	+10%	+5%	-5%	-10%
	NIS in millions
31.12.2017

Change in exchange rate of U.S.$	(74)	(37)	37	74
Change in exchange rate of C$	(66)	(33)	33	66

31.12.2016
Change in exchange rate of €	(57)	(28)	28	57
Change in exchange rate of U.S.$	17	8	(8)	(17)
Change in exchange rate of C$	(86)	(43)	43	86

	Sensitivity analysis of financial derivatives – absolute changes in interest rates
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2017

Change in interest on €	533	278	(304)	(643)
Change in interest on U.S.$	48	25	(27)	(56)
Change in interest on C$	162	84	(93)	(193)
Change in interest on NIS - nominal	(203)	(105)	113	235
Change in interest on NIS - real	(667)	(344)	371	775

31.12.2016

Change in interest on €	540	282	(313)	(672)
Change in interest on U.S.$	31	16	(17)	(35)
Change in interest on C$	198	103	(114)	(238)
Change in interest on Brazilian real	1	1	(1)	(1)
Change in interest on NIS - nominal	(238)	(124)	134	279
Change in interest on NIS - real	(683)	(350)	378	793

Key assumptions for sensitivity analysis of financial instruments

See Note 35f to consolidated financial statements.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

d.	Disclosure regarding balances of deferred tax assets / liabilities attributed to the Company, and disclosure regarding tax revenues / expenses attributed to the Company

Taxes on income attributed to the Company

1.	For information regarding tax laws applicable to the Company, refer to Note 25a to the consolidated financial reports.

2.	Tax assessments attributed to the Company

The Company has received assessments deemed final through 2014.

3.	Tax Ruling to restructure the Gazit Canada and USA group

On March 31, 2015, the Israel Tax Authority gave its approval for a restructuring of the Gazit entities in Canada and certain Gazit entities in the United States, as follows: in the first stage, Hollywood Properties Ltd. (“Hollywood”) made a tax-free transfer of 92.5% of the shares of Gazit Canada Inc. (“Gazit Canada”) to the Company, pursuant to the provisions of Section 104C of the Income Tax Ordinance (New Version), 1961 (“Income Tax Ordinance”).

In the second stage, Golden Oak Inc. (“Golden”) made a tax-exempt transfer of 33.33% of the shares of MGN (USA) Inc. (“MGN”) to the Company, pursuant to the provisions of Section 104C of the Income Tax Ordinance.

In the third stage, the Company transferred all of its interests in the shares of Gazit 2003 Inc. (“Gazit 2003”) to Gazit Canada in return for an issuance of shares, pursuant to the provisions of Section 104A of the Income Tax Ordinance.

In the fourth stage, Gazit Canada and Gazit 2003 were amalgamated; within the framework of the amalgamation, Gazit 2003 transferred all its assets and liabilities to Gazit Canada.

As part of the tax ruling, terms and restrictions were prescribed in relation to a future sale of transferred shares and the manner for offsetting losses with respect to the sale of the transferred shares. Pursuant thereto, it was prescribed that the date of the restructuring would be the actual share transfer date. Criteria were also set with regard to the original price of the transferred shares following the transfer and also with regard to the profits available for distribution at each of the companies. Likewise, the tax decision is contingent on full compliance with the rest of the terms set forth in the tax decision, and is also subject to the conditions of Part Two of the Income Tax Ordinance.

4.	Tax Ruling concerning the Merger of Israeli subsidiaries

On January 7, 2018, the Israeli Tax Authority approved the merger (the “Tax Ruling”), under the provisions of Section 103C of the Income Tax Ordinance (New Version), 1961 (the “Ordinance”), between G. Israel Commercial Centers Ltd. (the “Absorbing Company”) and the three companies, Gazit Globe Israel (Development) Ltd., G. West Ltd. and G. Kfar Saba Ltd. (the “Transferring Companies”), pursuant to which the Transferring Companies will transfer all of their assets and liabilities, including all employees and related obligations, to the Absorbing Company, resulting in their winding-up without liquidation, and in consideration for the allotment to the Company of shares in the Absorbing Company (the “Merger” or the “Restructuring”). The Merger was scheduled for December 31, 2016.

The Tax Ruling determines conditions and restrictions concerning the future sale of shares of the Absorbing Company and of the assets that are transferred as part of the Merger, as well as restrictions on the offsetting of losses accumulated prior to the Merger date and in relation to losses that were grossed-up in the transferring assets and the Transferring Companies.

Additionally, the tax ruling is conditional upon the full compliance with all other terms that are set out in the Tax Ruling and subject to the provisions of Part E-2 of the Ordinance.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

5.	Carry-forward losses for tax purposes attributed to the Company

The Company has carry-forward losses for tax purposes. With respect to the tax benefit associated with these losses, the Company has recognized deferred tax assets that their balance as of the reporting date was NIS 111 million (2016 – NIS 95 million), which have been offset against the deferred tax liability of the Company.

6.	Deferred taxes attributed to the Company

Composition

	December 31
	2017	2016
	NIS in millions

Revaluation of financial investments to fair value	(111)	(95)
Carry-forward losses	111	95
Investment in subsidiary	(5)	(1)

	(5)	(1)

The deferred taxes computed with accordance to tax rate on the reporting date of 23% which is the tax rate that expected at the time of reversal and with respect of consolidated entities according to the tax rate that applicable with respect to the timing difference.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

d.	Disclosure regarding balances of deferred tax assets / liabilities attributed to the Company, and disclosure regarding tax revenues / expenses attributed to the Company (Cont.)

7.	Taxes on income attributed to the Company included in profit or loss

	Year ended
	December 31
	2017	2016	2015
	NIS in millions

Current taxes	(9)	13	(26)
Deferred taxes	4	-	8
Prior years taxes	1	(1)	-

	(4)	12	(18)

8.	In 2017 and 2015 NIS 31 million and NIS 73 million current income tax expenses were recorded directly to equity in currency translation reserve, respectively.

e.	Loans, balances and material engagements with subsidiaries

1.	Balances with subsidiaries

a)	Composition

	December 31
	2017	2016
	NIS in millions
Current assets

Current maturities of long-term loans	611	29

Non-current assets

Investments in subsidiaries	17,229	15,560
Long-term loans and debt (see section 4 below)	4,520	5,723

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

e.	Loans, balances and material engagements with subsidiaries (Cont.)

b)	The Company provided unlimited guarantees to secure credit obtained by wholly-owned subsidiaries of the Company, whose total facility principal as of the reporting date amounts to NIS 1,376 million. For more information, see Note 25b(2) to the consolidated financial statements.

As of the reporting date, total debt of the wholly-owned subsidiaries of the Company guaranteed by the Company amounts to NIS 433 million.

2.	Transactions with related companies

	Year ended
	December 31
	2017	2016	2015
	NIS in millions

Management fees income 3(a), 3(b) and 3(C)	3	3	2
Finance income	131	198	229

3.	Engagements

a)	The Company has entered into agreements with foreign subsidiaries, whereby the Company would provide them with management services in exchange for a fixed fee. The management fees charged by the Company to these subsidiaries in 2017 and 2016 amounted to NIS 1 million.

b)	The Company entered into an agreement for providing a Board Chairman services to Gazit Development by a Company’s officer in return for monthly management fee amounting to NIS 60 thousand effective from September 1, 2015

c)	For information regarding management fees from Norstar Israel, see Note 36d to the consolidated financial statement.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

e.	Loans, balances and material engagements with subsidiaries (Cont.)

4.	Loans to Subsidiaries

	Linkage		December 31
	basis	Interest rate	2017	2016
		%	NIS in millions

Wholly-owned subsidiaries in USA	U.S.$	L+ 2.55	360	693
Wholly-owned subsidiaries in Canada	C$	None	8	10
Wholly-owned subsidiaries in Germany	€	E + 2.5	172	217
Wholly-owned subsidiary in the Netherlands	U.S.$	L + 2.55	10	56
Wholly-owned subsidiary in the Netherlands	€	E +2.55	1,480	1,467
Wholly-owned subsidiaries in the Jersey island	€	E + 2.8	1,147	1,425
Gazit Globe Israel (Development) Ltd.	NIS	2.5	51	-
	NIS	wholesaler interest 2.25-2.75	-	280
	NIS	Prime Rate + 1.50	-	70
	Linked NIS	4-6.27	1,631	1,277
		€6.4	-	4
	€	L + 2.5	-	2
Wholly-owned subsidiaries in Israel	NIS	2.56	266	262
Other balances	-	-	6	(11)

			5,131	5,752

Loans from subsidiaries

Wholly-owned subsidiaries in USA	U.S.$	L + 2.5	225	-
Wholly-owned subsidiaries in Canada	C$	C + 2.25	50	-

			275	-

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

5.	Maturities

NIS in millions

Year 1	611
Year 2	3,400
Year 3 and thereafter	835
Renewable annually *)	279
Undetermined **)	6

5,131

*)	Loans to subsidiaries renew for an additional 1-year term, unless either party announces that the loan would not be renewed, pursuant to provisions of the agreement.
**)	The Company and its wholly owned subsidiary are examining the repayment dates.

6.	Investments in subsidiaries

a)	For details of EQY’s merger with REG and the effect of the merger on the financial statements of the Company, refer to Note 8d to the consolidated financial statements.

b)	For details regarding the purchase of 6.3 million CTY’s shares in consideration for € 13.3 million (NIS 50 million) in the stock market, refer to Note 8f5 to the consolidated financial statements.

c)	During 2017, the Company redeemed preferred shares issued to it by a Canadian subsidiary amounting to approximately NIS 612 million.

d)	For details regarding the sale of 9 million FCR shares for a gross consideration of C$ 185 million, refer to Note 8e3 to the consolidated financial statements.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

e.	Loans, balances and material engagements with subsidiaries (Cont.)

7.	Dividends received from subsidiaries

	Year ended
	December 31
	2017	2016	2015
	NIS in millions

Citycon OYJ	206	244	164

f.	Equity attributed to the Company’s shareholders

1.	For information regarding a grant of equity instruments to the Company employees and officers subsequent to the reporting date, refer to notes 27 to the consolidated financial statements.

2.	For update in dividend distribution policy of the Company, refer to Note 26g to the consolidated financial statements.

g.	Additional Information

1.	On January 9, 2018, the Company announced the termination of Mr. Dori Segal’s service as the CEO of the Company. His replacement in this position will be Mr. Chaim Katzman, who serves as a Chairman of the Company’s Board of Directors. The changeover went into effect on February 1, 2018. For details regarding Mr. Chaim Katzman’s terms of employment, refer to Note 36c1 to the financial statements and Regulation 21 in the Additional Details chapter of the Company’s Periodic Report.

2.	On August 2, 2017 reaffirmed S&P Maalot the credit rating of all of the outstanding debentures of the Company at ‘ilAA-’, with a stable outlook.

On March 7, 2018, S&P Maalot updated the credit rating of the secured debentures (Series J) of the Company to ‘ilAA’, with stable outlook.

On November 21 2017, the Midroog rating agency reaffirmed the credit rating of all the outstanding series of debentures of the Company at a rating level of ‘ilAa3’, with a stable outlook.

3.	For information regarding the Law to Promote Competition and Reduce Concentration, see Note 2A to the consolidated financial statements.

h.	Events subsequent to the reporting date

1.	On March 26, 2018, the Company declared a dividend of NIS 0.38 per share (aggregating NIS 74 million), payable on April 24, 2018 to the equity holders of the Company as of April 12, 2018.

2.	For details regarding of a new debentures (Series M), refer to Note 38c to the consolidated financial statements.

3.	After the reporting date, the Company purchased 8.3 million CTY shares in consideration of EUR 16 million (approximately NIS 69 million). Consequently, the interest of the Company in CTY rose from 44.59% to 45.52% and the Group is expected to recognize an increase of NIS 15 million in equity in the first quarter of 2018, which is to be carried to capital reserves.

4.	On March 27, 2018, Norstar notified the Company that Messrs. Mr. Chaim Katzman, Mr. Dori Segal and Ms. Erika Ottosson have informed it of the cancellation of the shareholders’ agreement between the parties dated January 30, 2013. It has also been informed that, prior to the cancellation of the agreement, Mr. Katzman completed a transaction for the acquisition of the entire holdings of Ms. Ottosson in FUF (First US Financial LLC, a private company which owns 18.24% of Norstar’s share capital). Thereafter, Messrs. Katzman, Segal and Ottosson announced the discontinuation of their cooperation in relation to the shares of Norstar. Consequently, Mr. Katzman is the sole controlling shareholder in Norstar by virtue of his holdings.

- - - - - - - - - - - - -

CHAPTER F

Annual Report regarding the Effectiveness of the Internal Control over the Financial
Reporting and the Disclosure

In Accordance with Regulation 9B of the Israeli Securities Regulations (1970)

GAZIT-GLOBE LTD.

Annual Report regarding the Effectiveness of Internal Control over the Financial Reporting and the Disclosure

Attached herewith is the Annual Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure in accordance with Regulation 9B of the Israeli Securities Regulations (1970):

Management, under the supervision of the Board of Directors of Gazit-Globe Ltd. (the “Corporation”), is responsible for determining and maintaining proper internal control over the Corporation’s financial reporting and disclosure.

For the purposes of this matter, the members of management are:

1.	Chaim Katzman, CEO and Vice Chairman of the Board of Directors;

2.	Adi Jemini, Executive Vice President and CFO;

3.	Rami Vaisenberger, Vice President and Controller;

Internal control over financial reporting and disclosure includes the Corporation’s existing controls and procedures, which were designed by the CEO and the most senior officer in the finance area or under their supervision, or by another party actually executing their functions, under the supervision of the Corporation’s Board of Directors, which aims to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the applicable laws, and to ensure that information the Corporation is required to disclose in the statements it publishes under applicable laws is gathered, processed, summarized and reported on the date and in the format prescribed by the law.

Internal control includes, among other things, controls and procedures that were designed to ensure that information the Corporation is required to disclose, as stated, was accumulated and transferred to the Corporation’s management, including to the President and to the most senior officer in the finance area or to another party actually executing their functions, in order to enable decisions to be made at the appropriate time, with respect to disclosure requirements.

Due to its inherent limitations, internal control over the financial reporting and disclosure does not provide complete assurance that a misrepresentation or omission of information in the statements will be prevented or discovered.

Management, under the supervision of the Board of Directors, performed an examination and evaluation of the internal control over the Corporation’s financial reporting and of disclosure and its effectiveness.

The evaluation of the effectiveness of the internal control over the financial reporting and the disclosure, which management performed, under the supervision of the Board of Directors, included: assessing the financial reporting and disclosure risks at the consolidated Corporation level, assessing the processes and determining which of these are the most material for financial reporting and disclosure, assessing the relevant business units for the purpose of evaluating the effectiveness of internal control, documenting the Corporation’s existing controls, evaluating the effectiveness of control planning and analyzing the existing control gaps, remedying control planning deficiencies and testing compensatory controls, evaluating the effectiveness of the operation of the controls and evaluating the overall effectiveness of internal control.

The internal control components are: entity level controls (ELC), controls over the process of preparing the financial statements and their closing, and IT general controls (ITGC). The processes identified by management as highly material processes with respect to financial reporting and disclosure are as follows: the investment property process (including rental income, property operating expenses and the appraisal of investment property) and the treasury process.

Based on the effectiveness evaluation performed by management under the supervision of the Board of Directors as described above, the Corporation’s management and Board of Directors reached the conclusion that internal control over the Corporation’s financial reporting and disclosure, as of December 31, 2017, is effective.

GAZIT-GLOBE LTD.

Annual Report regarding the Effectiveness of Internal Control over the Financial Reporting and the Disclosure

Officers’ Declarations

A.	Declaration of the CEO in accordance with Regulation 9B(d)(l):

Officers’ Declaration

Declaration of the CEO

I, Chaim Katzman, declare that:

(1)	I have examined the periodic report of Gazit-Globe Ltd. (the “Corporation”) for 2017 (the “Statements”);

(2)	As far as I am aware, the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the CEO is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under my supervision, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under my supervision, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(C)	Have evaluated the effectiveness of internal control over financial reporting and disclosure, and I have presented in this report the conclusions of the Board of Directors and management regarding the effectiveness of internal control as stated as of the date of the Statements.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

March 27, 2018
Chaim Katzman, CEO and Vice Chairman of the Board of Directors

GAZIT-GLOBE LTD.

Annual Report regarding the Effectiveness of Internal Control over the Financial Reporting and the Disclosure

B.	Declaration of the most senior officer in the finance area in accordance with Regulation 9B(d)(2):

Officers’ Declaration

Declaration of the most senior officer in the finance area

I, Adi Jemini, declare that:

(1)	I have examined the financial statements and other financial information included in the statements of Gazit-Globe Ltd. (the “Corporation”) for 2017 (the “Statements”);

(2)	As far as I am aware, the financial statements and the other financial information included in the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure to the extent it relates to the financial statements and the other financial information included in the Statements, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the CEO is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under our supervision, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, to the extent it is relevant to the financial statements and to other financial information included in the Statements, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under my supervision, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(C)	Have evaluated the effectiveness of internal control over financial reporting and disclosure, to the extent it relates to the financial statements and to the other financial information included in the Statements as of the date of the Statements; my conclusions regarding my evaluation as stated were presented to the Board of Directors and management and are included in this report.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

March 27, 2018
Adi Jemini, Vice President and CFO